 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-221912
PROSPECTUS
(Holding Company for Columbia Bank)
Up to 43,332,474 Shares of Common Stock
(Subject to Increase to up to 49,832,345 Shares)
Columbia Financial, Inc., a Delaware corporation that is referred to as Columbia Financial throughout this prospectus, is offering its common stock for sale in a minority public offering. The shares we are offering for sale will represent 43.0% of our outstanding shares of common stock immediately following the offering. In addition, we also intend to contribute 3.0% of our then outstanding shares of common stock to the Columbia Bank Foundation, an existing charitable foundation previously established by Columbia Bank. After the offering, 54.0% of our outstanding common stock will be owned by Columbia Bank MHC, our federally chartered mutual holding company. We expect that our common stock will be listed on the Nasdaq Global Select Market under the symbol “CLBK.” There is currently no public market for the shares of our common stock. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to utilize certain reduced public company reporting requirements for this prospectus and future filings.
We are offering up to 43,332,474 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 32,028,350 shares in order to complete the offering. We may sell up to 49,832,345 shares of common stock because of demand for the shares or changes in market conditions without resoliciting subscribers. The offering price is $10.00 per share. Purchasers will not pay a commission to purchase shares in the offering. The amount of capital being raised is based on an independent appraisal of Columbia Financial. Most of the terms of this offering are required by regulations of the Board of Governors of the Federal Reserve System.
We are offering the shares of common stock in a subscription offering to eligible depositors and borrowers of Columbia Bank and Columbia Bank’s tax-qualified employee stock ownership plan. Shares of common stock not purchased in the subscription offering may be offered for sale to the general public in a community offering, with a preference given to residents of the communities served by Columbia Bank. We also may offer shares of common stock not purchased in the subscription or community offerings through a syndicate of broker-dealers, referred to in this prospectus as the syndicated offering, or in our discretion after consultation with our financial advisors, in a separate firm commitment public offering. The syndicated offering may commence before the subscription and community offerings (including any extensions) have expired. The subscription, community, syndicated and firm commitment public offerings are collectively referred to in this prospectus as the offering. Sandler O’Neill & Partners, L.P. will assist us in selling the shares on a best efforts basis in the subscription and community offerings, and will serve as sole book-running manager for any syndicated or firm commitment offering. Sandler O’Neill & Partners, L.P. is not required to purchase any shares of common stock that are sold in the subscription, community or syndicated offerings.
The minimum order is 25 shares, and the maximum order is 55,000 shares for an individual (or individuals owning a single deposit account) or a group of persons acting in concert. Stock orders must be received by us before 5:00 p.m., Eastern time, on March 15, 2018. We may extend this expiration date without notice to you until April 27, 2018, unless we receive regulatory approval to extend the offering to a later date, which may not be beyond April 5, 2020. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond April 27, 2018, or the number of shares of common stock to be sold is increased to more than 49,832,345 shares or decreased to fewer than 32,028,350 shares. If we extend the offering beyond April 27, 2018, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Columbia Bank’s passbook rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 32,028,350 shares or more than 49,832,345 shares, we will promptly return all funds and set a new offering range. All subscribers will be resolicited and given the opportunity to place a new order. Funds received before the completion of the offering will be held in a segregated account at Columbia Bank and will earn interest at Columbia Bank’s passbook rate, which is currently 0.15% per annum.
This investment involves a degree of risk, including the possible loss of principal. Please read the section of this prospectus entitled “Risk Factors” beginning on page 15.
OFFERING SUMMARY
Price: $10.00 Per Share
	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	32,028,350	37,680,412	43,332,474	49,832,345
Gross offering proceeds	$320,283,500	$376,804,120	$433,324,740	$498,323,450
Estimated offering expenses (excluding selling agent fees and expenses)	$3,081,245	$3,081,245	$3,081,245	$3,081,245
Estimated selling agent fees and expenses(1)	$1,593,678	$1,850,518	$2,107,358	$2,402,724
Estimated net proceeds	$315,608,577	$371,872,357	$428,136,137	$492,839,481
Estimated net proceeds per share	$9.85	$9.87	$9.88	$9.89

(1)
The amounts shown assume that all shares are sold in the subscription and community offerings, and that we pay Sandler O’Neill & Partners, L.P. a selling agent fee of 0.50% of the aggregate purchase price of shares sold (net of insider purchases and shares purchased by our employee stock ownership plan). If shares are sold in a syndicated community offering or firm commitment public offering, we will pay Sandler O’Neill & Partners, L.P. and any other broker-dealers participating in the offering fees of 4.50% of the aggregate purchase price of shares sold in such offering. If all shares of common stock are sold in a syndicated community offering or firm commitment public offering, the estimated selling agent commissions and expenses would be $12.9 million, $15.3 million, $17.6 million and $20.2 million at the minimum, midpoint, maximum and adjusted maximum of the offering range (net of insider purchases and shares purchased by our employee stock ownership plan). See “The Offering — Plan of Distribution; Selling Agent and Underwriter Compensation” for a discussion of fees to be paid to Sandler O’Neill & Partners, L.P. and other FINRA member firms in any syndicated community offering or firm commitment public offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (833) 550-0717.
The date of this prospectus is February 8, 2018

Columbia Bank
Pike
Orange
Westchester
Passaic
Rockland
Sussex
Monroe
Bergen
Warren
Morris
Essex
Bronx
Northampton
New York
NEW JERSEY
Hudson
Queens
Kings
Union
NEW YORK
Richmond
Hunterdon
Somerset
Middlesex
Bucks
Mercer
Delaware R.
Monmouth
TRENTON
PENNSYLVANIA
Ocean
NY
Philadelphia
NJ TPK.
Delaware
PA
Burlington
NJ
Camden
Gloucester
Salem
Atlantic
Garden State Pkwy
Atlantic City Expwy.
CORPORATE HEADQUARTERS
19-01 Route 208 North
Fair Lawn, NJ 07410
Columbia Bank Locations

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SUMMARY
The following summary highlights material information from this prospectus and may not contain all of the information that is important to you. Before making an investment decision, you should read this entire prospectus carefully, including the consolidated financial statements and the notes thereto, and the section of this prospectus entitled “Risk Factors.”
In this prospectus, “Columbia Financial” refers to Columbia Financial, Inc. The terms “we,” “our,” and “us” refer to Columbia Financial or Columbia Bank, together with their consolidated subsidiaries, unless the context indicates another meaning.
Our Companies
Columbia Bank MHC.   Columbia Bank MHC is the federally chartered mutual holding company of Columbia Financial and was organized in 1997 in connection with Columbia Bank’s reorganization into the mutual holding company structure. Columbia Bank MHC is a non-stock company and its members are all holders of deposit accounts of Columbia Bank and borrowers of Columbia Bank as of November 14, 1995 whose borrowings remain outstanding with Columbia Bank. Columbia Bank MHC currently owns all of the outstanding shares of common stock of Columbia Financial. Upon completion of the offering, Columbia Bank MHC will own a majority of Columbia Financial’s outstanding shares of common stock and, through its board of directors, will be able to exercise voting control over virtually all matters put to a vote of Columbia Financial’s stockholders, other than matters that would require the approval of Columbia Bank’s depositors and eligible borrowers, such as a second-step conversion of Columbia Bank MHC. Columbia Bank MHC does not currently intend to engage in any business activities other than those relating to owning a majority of the common stock of Columbia Financial as required by applicable law.
Columbia Financial.   Columbia Financial is a Delaware corporation that was organized as Columbia Bank’s mid-tier stock holding company in 1997 in connection with Columbia Bank’s reorganization into the mutual holding company structure. Columbia Financial owns all of Columbia Bank’s outstanding common stock and currently does not intend to engage in any other business activities. Upon completion of the offering, public stockholders will own a minority of Columbia Financial’s common stock and will not be able to exercise voting control over most matters put to a vote of stockholders. At September 30, 2017, Columbia Financial had total consolidated assets of  $5.4 billion, net loans of  $4.3 billion, total deposits of $4.1 billion and stockholder’s equity of  $475.9 million and exceeded all regulatory capital requirements to be considered a “well-capitalized” savings and loan holding company.
Our executive offices are located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410 and our telephone number is (800) 522-4167. Our website address is www.columbiabankonline.com. Information on our website should not be considered a part of this prospectus.
Columbia Bank.   Columbia Bank is a federally chartered savings bank founded in 1927 and headquartered in Fair Lawn, New Jersey. Columbia Bank offers traditional financial services to consumers and businesses in our market areas. We attract deposits from the general public and use those funds to originate a variety of loans, including commercial real estate and multifamily loans, one- to four-family residential loans, commercial business loans, construction loans, home equity loans and advances and other consumer loans. We offer title insurance through our wholly owned subsidiary First Jersey Title Services, Inc. Insurance and investment advisory services are offered through a third party relationship. Columbia Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency. At September 30, 2017, Columbia Bank exceeded all regulatory capital requirements to be considered a “well-capitalized” bank.
Our Market Area
We are headquartered in Fair Lawn, New Jersey. We currently operate 48 full-service banking offices in ten of New Jersey’s 21 counties. In addition, First Jersey Title Services, Inc., a wholly owned subsidiary of Columbia Bank, operates in one of our offices in Fair Lawn, New Jersey, and provides title insurance. We periodically evaluate our network of banking offices to optimize the penetration in our market area. Our business strategy includes opening new branches in and around our market area, which may include neighboring states in the future.

We consider our market area to be the State of New Jersey and the suburbs surrounding both the New York City and Philadelphia metropolitan areas. This area has historically benefitted from having a large number of corporate headquarters and a concentration of financial services-related industries located within it. The area benefits from a well-educated employment base and the diversity provided by a large number of industrial, service, retail and high technology businesses. Other employment is provided by a variety of wholesale trade, manufacturing, federal, state and local governments, hospitals and utilities.
Our Business Strategy
Our business strategy is to continue to operate and grow a profitable community-oriented financial institution. We plan to achieve this by:
•
increasing earnings through the growth of our balance sheet;

•
expanding our commercial business relationships;

•
continuing to emphasize the origination of one- to four-family residential mortgage loans;

•
increasing fee income through continued growth of fee-based activities;

•
expanding our franchise through de novo branching, branch acquisitions and the possible acquisition of other financial institutions and/or financial services companies;

•
maintaining asset quality through the application of a prudent, disciplined approach to credit risk as part of an overall risk management program;

•
enhancing our technology infrastructure to broaden our product capabilities and improve product delivery and efficiency;

•
focusing on an enhanced customer experience and continued customer satisfaction; and

•
employing a stockholder-focused management of capital.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Strategy” for additional information.
Description of the Offering
We are conducting the offering pursuant to the terms of a plan of stock issuance that has been adopted by our board of directors. The shares we are offering for sale will represent 43.0% of our outstanding shares of common stock immediately following the offering. In addition, we also intend to contribute 3.0% of our then outstanding shares of common stock following the offering to the Columbia Bank Foundation, an existing charitable foundation previously established by Columbia Bank. After the offering, 54.0% of our outstanding common stock will be owned by Columbia Bank MHC. The members of Columbia Bank MHC are not required to approve the offering or the plan of stock issuance. However, the approval of our contribution of shares of common stock to the Columbia Bank Foundation is subject to approval by the depositors and certain eligible borrowers of Columbia Bank, who constitute the members of Columbia Bank MHC. In addition, the offering is subject to the approval of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board throughout this prospectus.
Reasons for the Offering
Our primary reasons for the offering are to:
•
support future lending and operational growth, including branching activities and potential acquisitions of other financial institutions or financial services companies;

•
compete more effectively with commercial banks and other financial institutions for new business opportunities;

•
attract and retain qualified personnel through the establishment of stock-based benefit plans;

•
enhance our ability to access the capital markets when needed;

•
redeem our outstanding trust preferred securities;

•
increase our ability to render services to the communities we serve; and

•
support our local communities through a stock contribution to our charitable foundation.

Terms of the Offering
We are offering between 32,028,350 and 43,332,474 shares of common stock in the offering. The purchase price of each share of common stock offered for sale in the offering is $10.00, and all investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering.
The number of shares of common stock to be sold may be increased to up to 49,832,345 shares as a result of demand for the shares of common stock in the offering or changes in market conditions. Unless the number of shares of common stock to be offered is increased to more than 49,832,345 shares or decreased to fewer than 32,028,350 shares, or the subscription and community offerings are extended beyond April 27, 2018, subscribers in the subscription offering and in any community offering or syndicated community offering will not have the opportunity to change or cancel their stock orders once submitted.
Sandler O’Neill & Partners, L.P., our marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock in the subscription and any community offering. Sandler O’Neill & Partners, L.P. is not obligated to purchase any shares of common stock in the subscription offering or the community offering or in the syndicated offering, if any.
How We Determined the Offering Range and the $10.00 Price Per Share
Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the offering (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has provided its valuation report as of November 8, 2017, and updated as of January 12, 2018 and February 2, 2018, indicating the full market value of our common stock was $876.3 million, resulting in a range from $744.8 million at the minimum of the offering range to $1.0 billion at the maximum of the offering range. This results in an offering range of  $320.3 million to $433.3 million, with a midpoint of $376.8 million. RP Financial will receive fees totaling $95,000 for its appraisal report, plus $10,000 for any appraisal updates (of which there will be at least three) and reimbursement of out-of-pocket expenses.
In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:
•
the trading market for securities of comparable institutions and general conditions in the market for such securities;

•
our historical and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of non-interest income, and the amount of non-interest expense;

•
the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, and deposit market share;

•
a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded banks and bank and savings and loan holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure; and

•
the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering, and the estimated impact on consolidated equity and earnings resulting from adoption of the proposed employee stock benefit plans.

The independent appraisal also reflects the contribution of shares of our common stock to the Columbia Bank Foundation. The contribution of shares to the charitable foundation will not have a material effect on our estimated pro forma market value.
Three measures that some investors use to analyze whether a stock might be a good investment are the ratios of the offering price to the issuer’s “book value” and “tangible book value” and the ratio of the offering price to the issuer’s “core earnings.” RP Financial considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference in value between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. For purposes of the appraisal, core earnings are defined as net earnings after taxes, excluding the after-tax portion of income from non-recurring items.
The appraisal was based in part upon Columbia Financial’s financial condition and results of operations, the effect of the additional capital that will be raised from the sale of common stock in this offering, the shares of common stock to be contributed to the charitable foundation and an analysis of a peer group of ten publicly traded thrift holding companies that RP Financial considered comparable to Columbia Financial. The appraisal peer group consists of the companies listed below, all of which are traded on the Nasdaq Stock Market. Total assets are as of December 31, 2017.
Company Name and Ticker Symbol	Headquarters	Total Assets
		(in millions)
Beneficial Bancorp, Inc. (BNCL)	Philadelphia, PA	$5,799
Dime Community Bancshares, Inc. (DCOM)	Brooklyn, NY	6,403
Kearny Financial Corp. (KRNY)	Fairfield, NJ	4,844
Northfield Bancorp, Inc. (NFBK)	Woodbridge, NJ	3,991
OceanFirst Financial Corp. (OCFC)	Toms River, NJ	5,416
Oritani Financial Corp. (ORIT)	Washington Township, NJ	4,122
TrustCo Bank Corp. NY (TRST)	Glenville, NY	4,908
First Connecticut Bancorp, Inc. (FBNK)	Farmington, CT	3,050
Meridian Bancorp, Inc. (EBSB)	Peabody, MA	5,299
United Financial Bancorp, Inc. (UBNK)	Glastonbury, CT	7,114
In applying each of the valuation methods, RP Financial considered adjustments to the pro forma market value based on a comparison of Columbia Financial with the peer group. RP Financial made slight downward adjustments for: (i) profitability, growth and viability of earnings and (ii) dividends. RP Financial made a slight upward adjustment for primary market area and made no adjustments for: (i) financial condition; (ii) liquidity of the shares; (iii) marketing of the issue; (iv) management; and (v) effect of government regulations and regulatory reform. The slight downward adjustment for profitability, growth and viability of earnings took into consideration Columbia Financial’s less favorable efficiency ratio and lower pro forma returns as a percent of assets and equity relative to the comparable peer group measures. The slight downward adjustment for dividends took into consideration the mutual holding company ownership structure and dividend waiver regulations in place for mutual holding companies that impact minority ownership ratios, in comparison to the fully-converted peer group companies. The slight upward adjustment for primary market area took into consideration Northern New Jersey’s relatively favorable demographic measures with respect to population growth and income levels compared to the primary market areas of the companies in the peer group.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2017 for Columbia Financial and the peer group. Information in this table is not presented on a fully converted basis (i.e. the table assumes that 43.0% of our outstanding shares of common stock are sold in the stock offering, as opposed to 100% of our outstanding shares of common stock). Stock prices are as of February 2, 2018, as reflected in the appraisal report.
	Non-Fully Converted Price to Core Earnings Multiple(1)	Non-Fully Converted Price to Book Value Ratio	Non-Fully Converted Price to Tangible Book Value Ratio
Columbia Financial (pro forma):
Minimum	22.71x	99.11%	99.90%
Midpoint	26.71	109.41	110.13
Maximum	30.70	118.34	119.19
Adjusted maximum	35.29	127.55	128.37
Peer group companies as of February 2, 2018:
Average	22.15x	137.58%	151.61%
Median	20.98	133.16	143.53

(1)
Price to earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of  “core” or recurring earnings on a trailing twelve-month basis through December 31, 2017 for Columbia Financial and the peer group. These ratios are different than presented in “Pro Forma Data.”

On a non-fully converted basis, compared to the average pricing ratios of the peer group, at the maximum of the offering range, our common stock would be priced at a premium of 38.6% to the peer group on a price-to-core earnings basis, a discount of 14.0% to the peer group on a price-to-book basis and a discount of 21.4% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on a core earnings basis and less expensive than the peer group on a book value basis and tangible book value basis.
On a non-fully converted basis, compared to the average pricing ratios of the peer group, at the minimum of the offering range, our common stock would be priced at a premium of 2.5% to the peer group on a price-to-core earnings basis, a discount of 28.0% to the peer group on a price-to-book basis and a discount of 34.1% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be more expensive than the peer group on a core earnings basis and less expensive than the peer group on a book value and tangible book value basis.

The following table also presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2017 for Columbia Financial and the peer group. However, the information in this table is presented on a fully converted basis (i.e. the table assumes that all of our outstanding shares of common stock are sold in the stock offering). Stock prices are as of February 2, 2018, as reflected in the appraisal report.
	Fully Converted Price to Core Earnings Multiple(1)	Fully Converted Price to Book Value Ratio	Fully Converted Price to Tangible Book Value Ratio
Columbia Financial (pro forma):
Minimum	21.86x	67.80%	68.17%
Midpoint	25.55	72.46	72.83
Maximum	29.18	76.39	76.69
Adjusted maximum	33.30	80.13	80.45
Peer group companies as of February 2, 2018:
Average	22.15x	137.58%	151.61%
Median	20.98	133.16	143.53

(1)
Price to earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of  “core” or recurring earnings on a trailing twelve-month basis through December 31, 2017 for Columbia Financial and the peer group. These ratios are different than presented in “Pro Forma Data.”

On a fully converted basis, compared to the average pricing ratios of the peer group, at the maximum of the offering range, our common stock would be priced at a premium of 31.7% to the peer group on a price-to-core earnings basis, a discount of 44.5% to the peer group on a price-to-book basis and a discount of 49.4% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on a core earnings basis and less expensive than the peer group on a book value and tangible book value basis.
On a fully converted basis, compared to the average pricing ratios of the peer group, at the minimum of the offering range, our common stock would be priced at a discount of 1.3% to the peer group on a price-to-core earnings basis, a discount of 50.7% to the peer group on a price-to-book basis and a discount of 55.0% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be less expensive than the peer group on a core earnings basis and on a book value and tangible book value basis.
Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of  $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering.
Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $10.00 purchase price after the offering.
Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock in the offering.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see the section of this prospectus entitled “The Offering — Determination of Share Price and Number of Shares to Be Issued.”
Possible Change in the Offering Range
RP Financial will update its appraisal before we complete the offering. If, as a result of demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 49,832,345 shares in the offering without further notice to you. If our pro forma market value at that time is either below $744.8 million or above $1.2 billion, then, after consulting with the Federal Reserve Board, we may:
•
terminate the offering and promptly return all funds (with interest paid on funds received in the subscription, community and syndicated community offerings);

•
set a new offering range and give all subscribers the opportunity to confirm, modify or rescind their purchase orders for shares of Columbia Financial common stock; or

•
take such other actions as may be permitted, to the extent such permission is required, by the Federal Reserve Board or the Securities and Exchange Commission, which we refer to as the SEC in this prospectus.

If we set a new offering range, we will promptly return funds, with interest, cancel deposit account withdrawal authorizations and commence a resolicitation. In connection with the resolicitation, we will notify subscribers of their right to place a new stock order for a specified period of time.
How We Intend to Use the Proceeds of the Offering
The following table summarizes how we intend to use the proceeds of the offering, based on the sale of shares at the minimum and maximum of the offering range.
(In thousands)	32,028,350 Shares at $10.00 per Share	43,332,474 Shares at $10.00 per Share
Offering Proceeds	$320,284	$433,325
Less: offering expenses	(4,675)	(5,189)
Net offering proceeds	315,609	428,136
Less:
Proceeds contributed to Columbia Bank	(157,805)	(214,068)
Proceeds used to redeem trust preferred securities	(50,000)	(50,000)
Proceeds used for loan to employee stock ownership plan	(29,198)	(39,503)
Proceeds remaining at Columbia Financial	$78,606	$124,565

We intend to use a portion of the proceeds of the offering to redeem the $50.0 million in trust preferred securities that we issued in August 2004 and to invest the remainder initially in short-term investments. In the future, Columbia Financial may use the funds it retains to invest in securities, repurchase shares of its common stock (subject to regulatory restrictions), pay cash dividends or for general corporate purposes. Columbia Bank intends to use the portion of the proceeds that it receives to fund loan growth, to invest in securities or for general corporate purposes. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand and economic conditions. We may also use the proceeds of the offering to acquire other companies, including other financial institutions, as opportunities arise, primarily in or adjacent to our existing market areas, although we have no specific understandings or agreements to do so at this time.

Purchases by Directors and Executive Officers
We expect that our directors and executive officers, together with their associates, will subscribe for approximately 735,000 shares, which is 2.0% of the midpoint of the offering range. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of stock issuance. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering. Following the offering, our directors and executive officers, together with their associates, are expected to own 735,000 shares of Columbia Financial common stock, which would equal 0.8% of our outstanding shares, including shares issued to Columbia Bank MHC and the Columbia Bank Foundation, if shares are sold at the midpoint of the offering range.
Our Contribution of Shares to the Columbia Bank Foundation
To further our commitment to our local community, we intend to contribute shares of common stock to the Columbia Bank Foundation, an existing charitable foundation previously established by Columbia Bank. Assuming we receive final regulatory and member approval to fund the foundation, we will contribute 3.0% of our outstanding shares of common stock to the charitable foundation. At the midpoint of the offering range, the total value of the charitable foundation contribution would be $26.3 million, and we expect to record an after-tax expense of approximately $20.5 million, based on tax rates in effect following the enactment of the Tax Cuts and Jobs Act, in the quarter in which the offering is completed.
The Columbia Bank Foundation is dedicated exclusively to supporting charitable causes and community development activities in the communities in which we operate. The contribution of common stock to the charitable foundation will:
•
dilute the voting interests of purchasers of shares of our common stock in the offering; and

•
result in an expense, and a reduction in capital, during the quarter in which the contribution is made, equal to the full amount of the contribution to the charitable foundation, offset in part by a corresponding tax benefit.

Under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), a corporate entity is generally permitted to deduct up to 10% of its taxable income (taxable income before the charitable contribution deduction) in any one year for charitable contributions. Any contribution in excess of the 10% limit may generally be deducted for federal income tax purposes over the five years following the year in which the charitable contribution was made. Accordingly, a charitable contribution by a corporate entity to a charitable foundation could, if necessary, be deducted for federal income tax purposes over a six-year period. Our overall charitable contribution deduction could be limited if our future taxable income is insufficient to allow for the full deduction within the 10% of taxable income limitation, which would result in an increase to income tax expense.
The contribution of shares of common stock to the charitable foundation has been approved by our board of directors and must be approved by the members of Columbia Bank MHC. If we do not receive final regulatory and member approval to fund the foundation, we will proceed with the offering without contributing to the foundation and subscribers for common stock will not be resolicited (unless required by the Federal Reserve Board).
For a further discussion of the financial impact of the charitable foundation, including its effect on those who purchase shares in the offering, see the sections of this prospectus entitled “Risk Factors” and “Our Charitable Foundation.”

Persons Who Can Order Stock in the Offering
We are offering the shares of common stock in a subscription offering in the following descending order of priority:
(1)
depositors of Columbia Bank with aggregate balances of at least $50 at the close of business on June 30, 2016;

(2)
the tax-qualified employee stock ownership plan of Columbia Bank that we are establishing in connection with the offering;

(3)
depositors of Columbia Bank with aggregate balances of at least $50 at the close of business on December 31, 2017; and

(4)
other depositors of Columbia Bank at the close of business on February 5, 2018 and borrowers of Columbia Bank as of November 14, 1995 who maintained such borrowings as of the close of business on February 5, 2018.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. A detailed description of each of the subscription offering, the community offering and the syndicated offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Offering — Procedure for Purchasing Shares in the Subscription and Community Offerings.”
To the extent shares remain available, we may offer shares in a community offering to natural persons residing in Bergen, Burlington, Camden, Essex, Gloucester, Middlesex, Monmouth, Morris, Passaic and Union Counties in New Jersey and to the general public. If necessary, we will also offer shares to the general public in a syndicated offering or in a firm commitment public offering. We have the right to accept or reject, in our sole discretion, orders received in any community offering or syndicated offering, and our interpretation of the terms and conditions of the plan of stock issuance will be final, subject to the authority of the Federal Reserve Board. Any determination to accept or reject stock orders in the community offering or in the syndicated offering will be based on the facts and circumstances available to management at the time of the determination.
Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond April 27, 2018, or the number of shares of common stock to be sold is increased to more than 49,832,345 shares or decreased to less than 32,028,350 shares. We may terminate the offering with the concurrence of the Federal Reserve Board. If terminated, orders for common stock already submitted will be canceled, subscribers’ funds will be promptly returned with interest calculated at Columbia Bank’s passbook rate and all deposit account withdrawal authorizations will be canceled. If we extend the offering beyond April 27, 2018, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Columbia Bank’s passbook rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 32,028,350 shares or more than 49,832,345 shares, we will promptly return all funds and set a new offering range. All subscribers will be resolicited and given the opportunity to place a new order.
Subscription Rights Not Transferable
You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible depositors who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

Purchase Limitations
Pursuant to our plan of stock issuance, our board of directors has established limitations on the purchase of common stock in the offering. These limitations include the following:
•
The minimum purchase is 25 shares.

•
No individual (or individuals exercising subscription rights through a single qualifying account) may purchase more than $550,000 of common stock (which equals 55,000 shares) in the offering. In addition, if any of the following persons purchase shares of common stock, their purchases, in all categories of the offering combined, when aggregated with your purchases, cannot exceed $550,000 of common stock (which equals 55,000 shares):

•
Any person who is related by blood or marriage to you and who lives in your home or is a director or officer of Columbia Bank;

•
Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest; and

•
Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as trustee or in another fiduciary capacity.

Unless we determine otherwise, persons having the same address on our records and persons exercising subscription rights through joint accounts or qualifying accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.
Subject to the Federal Reserve Board’s approval, we may increase or decrease the purchase limitations at any time. If we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares sold in the offering, without regard to these purchase limitations.
Conditions to Completing the Offering
We cannot complete the offering unless we sell at least the minimum number of shares offered and receive the final approval of the Federal Reserve Board to complete the offering. Subject to member and regulatory approval, we also intend to contribute shares of our common stock to our existing charitable foundation, the Columbia Bank Foundation, in connection with the offering. However, member approval of the contribution to the charitable foundation is not a condition to the completion of the offering.
Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares
We must sell a minimum of 32,028,350 shares to complete the offering. Purchases by our directors and executive officers and by our employee stock ownership plan will count towards the minimum number of shares we must sell to complete the offering. If we do not receive orders for at least 32,028,350 shares of common stock in the subscription and community offerings, we may increase the purchase limitations and/or seek regulatory approval to extend the offering beyond April 27, 2018 (provided that any such extension will require us to resolicit subscribers). Alternatively, we may terminate the offering, in which case we will promptly return your funds with interest calculated at Columbia Bank’s passbook rate, which is currently 0.15% per annum, and cancel all deposit account withdrawal authorizations.

How to Purchase Common Stock
In order to purchase shares of common stock in the subscription and community offerings, you must submit a completed order form, together with full payment or authorization to withdraw funds from one or more of your deposit accounts held at Columbia Bank. We are not required to accept incomplete order forms, unsigned order forms, or orders submitted on photocopied or facsimiled order forms. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:
•
personal check, bank check or money order, payable to Columbia Financial, Inc. (Columbia Bank lines of credit checks and third-party checks of any type will not be accepted); or

•
authorization of withdrawal from Columbia Bank deposit accounts designated on the order form.

Columbia Bank is not permitted to lend funds (including funds drawn on a Columbia Bank line of credit) to anyone to purchase shares of common stock in the offering.
Personal checks will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Subscription funds submitted by check or money order will be held in a segregated account at Columbia Bank. We will pay interest calculated at Columbia Bank’s passbook rate from the date those funds are received until completion or termination of the offering. All funds authorized for withdrawal from deposit accounts with Columbia Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering. Withdrawals from certificate of deposit accounts at Columbia Bank to purchase common stock in the offering may be made without incurring an early withdrawal penalty.
You may deliver your stock order form in one of three ways: by mail, using the stock order reply envelope provided; by overnight delivery to the address indicated on the stock order form, or by hand-delivery to the Stock Information Center, which is located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410, or to our branch office located at 60 Raritan Center Parkway, Edison, New Jersey 08837. Order forms may be hand delivered to these two locations between the hours of 10:00 a.m. and 4:00 p.m., Eastern time, Monday through Friday, excluding bank holidays. Stock order forms will not be accepted at our other Columbia Bank offices and should not be mailed to Columbia Bank. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of order forms.
Using IRA Funds to Purchase Shares in the Offering
You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. You may not designate on your stock order form a direct withdrawal from a retirement account at Columbia Bank. If you wish to use some or all of the funds in your Columbia Bank IRA or other retirement account, the applicable funds must first be transferred to a self-directed retirement account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. An annual fee may be payable to the new trustee. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our Stock Information Center can give you guidance if you wish to place an order for stock using funds held in a retirement account at Columbia Bank or elsewhere. Because processing retirement account transactions takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the March 15, 2018 offering deadline. Whether you may use retirement funds for the purchase of shares in the offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.
Deadline for Ordering Stock in the Subscription and Community Offerings
The subscription offering will end at 5:00 p.m., Eastern time, on March 15, 2018. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) no later than this time. We expect that the community offering, if held, will terminate at the same time, although it may continue until April 27, 2018, or longer if the Federal Reserve Board approves a later date. No single extension may be for more than 90 days. We are not required to provide notice to you of an extension unless we extend the offering beyond April 27, 2018, in which case all subscribers in the subscription and community offerings will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Columbia Bank’s passbook rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 32,028,350 shares or more than 49,832,345 shares, we will promptly return all funds and set a new offering range. All subscribers will be notified and given the opportunity to place a new order.
Benefits to Management and Potential Dilution to Stockholders Following the Offering
Employee Stock Ownership Plan.   We expect that our employee stock ownership plan will purchase an amount of shares equal to 3.92% of our outstanding shares following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation). The employee stock ownership plan’s purchase will be funded by a loan from Columbia Financial which we expect to have a term of 20 years. The shares purchased in the offering will initially be held in a suspense account as collateral for the loan. As the loan is repaid and shares are released from the suspense account, the plan will allocate the released shares to the accounts of participating employees. Participants will receive allocations based on their individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.
Equity Incentive Plan.   We intend to adopt an equity incentive plan that will provide for grants of stock options and restricted common stock awards. The equity incentive plan will be established no sooner than six months after the offering and, if adopted within one year after the offering, will require the approval by our stockholders owning a majority of the outstanding shares of common stock of Columbia Financial, as well as a majority of the stockholders other than Columbia Bank MHC. We have not yet determined when we will adopt the equity incentive plan and present the plan for stockholder approval. In accordance with applicable regulations, we anticipate that the plan will authorize the grant of a number of stock options and a number of shares of restricted stock, not to exceed 4.90% and 1.96%, respectively, of our outstanding shares (including shares issued to Columbia Bank MHC and our charitable foundation). However, these limitations will not apply if the plan is implemented more than one year after the offering. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.
The following table summarizes at the maximum of the offering range the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire in the offering and the total value of all restricted stock awards and stock options that are expected to be available under the equity incentive plan (assuming the equity incentive plan is implemented within one year following completion of the offering).
	Number of Shares to be Granted or Purchased
	At Maximum of Offering Range	As a % of Common Stock Sold in the Offering(3)	As a % of Total Shares to be Outstanding	Dilution Resulting from the Issuance of Shares for Stock Benefit Plans	Total Estimated Value at Maximum of Offering Range
					(in thousands)
Employee stock ownership plan(1)	3,950,309	8.52%	3.92%	—%	$39,503
Restricted stock awards(1)	1,975,154	4.26	1.96	1.92	19,752
Stock options(2)	4,937,886	10.65	4.90	4.67	13,826
Total	10,863,349	23.43%	10.78%	5.63%	$73,081

(1)
Assumes the value of Columbia Financial common stock is $10.00 per share for determining the total estimated value.

(2)
Assumes the value of a stock option is $2.80, which was determined using the Black-Scholes option pricing formula. See “Pro Forma Data.”

(3)
At the maximum of the offering range, we will sell 43,332,474 shares and have a total of 100,773,196 shares outstanding.

Market for Our Common Stock
We expect that our common stock will be traded on the Nasdaq Global Select Market under the symbol “CLBK.” Sandler O’Neill & Partners, L.P. has advised us that it intends to make a market in our common stock following the offering, but is under no obligation to do so.
Our Dividend Policy
We do not currently anticipate paying dividends on our common stock. Following the completion of the offering, our board of directors will have the authority to declare dividends on our shares of common stock, subject to statutory and regulatory requirements and other considerations. If Columbia Financial pays dividends to its stockholders, it also will be required to pay dividends to Columbia Bank MHC. In the event the board of directors of Columbia Financial determines to pay dividends on our common stock following the offering, Columbia Bank MHC may determine to seek permission from the Federal Reserve Board to waive receipt of any such dividends. Given that it is the Federal Reserve Board’s current position to not permit a non-grandfathered mutual holding company, such as Columbia Bank MHC, to waive dividends declared by its subsidiary, there is no assurance that any such wavier would be granted if sought or that Columbia Financial would pay dividends on its common stock in the absence of the receipt of such a waiver. For information regarding our proposed dividend policy, see the section of this prospectus entitled “Dividend Policy.”
Tax Consequences
We have received an opinion from our legal counsel, Kilpatrick Townsend & Stockton LLP, regarding the material federal income tax consequences of the offering. As a general matter, the offering will not be a taxable transaction for purposes of federal income tax to persons who receive or exercise subscription rights. See the section of this prospectus entitled “Taxation” for a complete discussion of the income tax consequences of the offering.
Book Entry Delivery
All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings or in any syndicated offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the offering. We expect trading in the stock to begin on the day of the completion of the offering or the next business day. The offering is expected to be completed as soon as practicable following satisfaction of the conditions described above in “— Conditions to Completing the Offering.” It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.
Emerging Growth Company Status
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified relief from reporting requirements that are applicable to other public companies. These provisions include:
•
a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis;

•
an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal control over financial reporting;

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and financial statements;

•
reduced disclosure about the company’s executive compensation arrangements; and

•
exemptions from the requirements to obtain a non-binding advisory vote on executive compensation or stockholder approval of any golden parachute arrangements.

We may remain an emerging growth company for up to five years, or until the earliest of  (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” which would occur if the market value of our common stock that is held by non-affiliates is $700 million or more as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.
In addition, pursuant to the JOBS Act, we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
Stock Information Center
Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, or would like to request any offering materials, please call our Stock Information Center. The telephone number is (833) 550-0717. The Stock Information Center, which is located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410, is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time. The Stock Information Center will be closed weekends and bank holidays.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus and the matters addressed in the section of this prospectus titled “Cautionary Note Regarding Forward-Looking Statements” on page 28. The events discussed below could have a material adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Related to Our Business
Our commercial real estate and multifamily lending practices expose us to increased lending risks and related loan losses.
At September 30, 2017 our commercial real estate and multifamily loan portfolio totaled $1.8 billion, or 41.9% of our total loan portfolio. Our current business strategy is to continue our originations of commercial real estate and multifamily loans. Commercial real estate and multifamily loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the income stream of the borrowers. These loans involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Further, we may increase our loans to individual borrowers, which would result in larger loan balances. To the extent that borrowers have more than one commercial real estate or multifamily loan outstanding, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential real estate loan. Moreover, if loans that are collateralized by commercial real estate or a multifamily property become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for loan losses and adversely affect our earnings and financial condition.
Imposition of limits by the bank regulators on commercial and multifamily real estate lending activities could curtail our growth and adversely affect our earnings.
In 2006, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System (collectively, the “Agencies”) issued joint guidance entitled “Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices” (the “CRE Guidance”). Although the CRE Guidance did not establish specific lending limits, it provides that a bank’s commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution’s total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Our level of commercial real estate and multifamily loans represents 291% of Columbia Bank’s total risk-based capital at September 30, 2017.
In December 2015, the Agencies released a new statement on prudent risk management for commercial real estate lending (the “2015 Statement”). In the 2015 Statement, the Agencies, among other things, indicate the intent to continue “to pay special attention” to commercial real estate lending activities and concentrations going forward. If the Office of the Comptroller of the Currency, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, for reasons noted above or otherwise, our earnings would be adversely affected.
Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.
Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset their costs, especially in areas in which we do not have an established presence and that require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening new branches or deploying new services.
Our origination of construction loans exposes us to increased lending risks.
We originate commercial construction loans primarily to professional builders for the construction and acquisition of personal residences, apartment buildings, retail, industrial/warehouse, office buildings and special purpose facilities. In addition, we originate residential construction loans primarily on a construction-to-permanent basis with such loans converting to an amortizing loan following the completion of the construction phase. Our construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. In addition, construction costs may exceed original estimates as a result of increased materials, labor or other costs. Construction loans also often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness.
Our concentration of residential mortgage loans exposes us to increased lending risks.
At September 30, 2017, $1.6 billion, or 36.3%, of our loan portfolio was secured by one- to four-family real estate, a significant majority of which is located in the State of New Jersey, and we intend to continue this type of lending in the foreseeable future. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values as a result of a downturn in the local housing market or in the markets in neighboring states in which we originate residential mortgage loans could reduce the value of the real estate collateral securing these types of loans. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.
Our commercial business lending activities expose us to additional lending risks.
We make commercial business loans in our market area to a variety of professionals, sole proprietorships, partnerships and corporations. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise, may fluctuate in value and may depend on the borrower’s ability to collect receivables. We have increased our focus on commercial business lending in recent years and intend to continue to focus on this type of lending in the future.
If our allowance for loan losses is not sufficient to cover actual loan losses, our results of operations would be negatively affected.
In determining the amount of the allowance for loan losses, we analyze our loss and delinquency experience by loan categories and we consider the effect of existing economic conditions. In addition, we make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. If the actual results are different from our estimates, or our analyses are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, which would require additions to our allowance and would decrease our net income. Our emphasis on loan growth and on increasing our portfolio, as well as any future credit deterioration, will require us to increase our allowance further in the future.
In addition, our banking regulators periodically review our allowance for loan losses and could require us to increase our provision for loan losses. Any increase in our allowance for loan losses or loan charge-offs as required by regulatory authorities may have a material adverse effect on our results of operations and financial condition.
Ineffective liquidity management could adversely affect our financial results and condition.
Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days’ notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.
The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the New Jersey and metropolitan New York and Philadelphia economies.
While there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is comprised of loans secured by property located in northern New Jersey and in metropolitan New York and Philadelphia. This makes us vulnerable to a downturn in the local economy and real estate markets. Adverse conditions in the local economy such as unemployment, recession, a catastrophic event or other factors beyond our control could impact the ability of our borrowers to repay their loans, which could impact our net interest income. Decreases in local real estate values caused by economic conditions, recent changes in tax laws or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of a foreclosure. Further, deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our allowance for loan losses, which in turn could necessitate an increase in our provision for loan losses and a resulting reduction to our earnings and capital.
Economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.
Prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investment securities, and our ongoing operations, costs and profitability. Further, declines in real estate values and sales volumes and elevated unemployment levels may result in higher loan delinquencies, increases in our non-performing and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations. Reduction in problem assets can be slow, and the process can be exacerbated by the condition of the properties securing non-performing loans and the lengthy foreclosure process in New Jersey. To the extent that we must work through the resolution of assets, economic problems may cause us to incur losses and adversely affect our capital, liquidity, and financial condition.
We are subject to certain risks in connection with our strategy of growing through mergers and acquisitions.
Mergers and acquisitions are currently a component of our business model and growth strategy. Accordingly, it is possible that we could acquire other banking institutions, other financial services companies or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, stockholder approvals. Our inability to engage in an acquisition or merger for any of these reasons could have an adverse impact on the implementation of our business strategies. Furthermore, mergers and acquisitions involve a number of risks and challenges, including (1) our ability to achieve planned synergies and to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations and (2) the diversion of management’s attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial results.
Changes in interest rates may hurt our profits and asset values and our strategies for managing interest rate risk may not be effective.
We are subject to significant interest rate risk as a financial institution with a high percentage of fixed-rate loans and certificates of deposit on our balance sheet. During the past several years, it has been the policy of the Federal Reserve Board to maintain interest rates at historically low levels. As a result, recent market rates on the loans we have originated and the yields on securities we have purchased have been at relatively low levels. Our interest-bearing liabilities, on the other hand, likely will reprice or mature more quickly than our interest-earning assets, much of which has been booked relatively recently. Accordingly, if market interest rates increase, our net interest income may be adversely affected and may decrease, which may have an adverse effect on our future profitability. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted-average yield earned on our interest-earning assets and the weighted-average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) our ability to originate loans; (2) the value of our interest-earning assets and our ability to realize gains from the sale of such assets; (3) our ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay their loans, particularly adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control.
We may be adversely affected by recent changes in U.S. tax laws and regulations.
Changes in tax laws contained in the Tax Cuts and Jobs Act, which was enacted in December 2017, include a number of provisions that will have an impact on the banking industry, borrowers and the market for residential real estate. Included in this legislation was a reduction of the corporate income tax rate from 35% to 21%. In addition, other changes included: (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans, (iii) a limitation on the deductibility of business interest expense and (iv) a limitation on the deductibility of property taxes and state and local income taxes.
The recent changes in the tax laws may have an adverse effect on the market for, and valuation of, residential properties, and on the demand for such loans in the future, and could make it harder for borrowers to make their loan payments. In addition, these recent changes may also have a disproportionate effect on taxpayers in states with high residential home prices and high state and local taxes, such as New

Jersey and New York. If home ownership becomes less attractive, demand for mortgage loans could decrease. The value of the properties securing loans in our loan portfolio may be adversely impacted as a result of the changing economics of home ownership, which could require an increase in our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition and results of operations.
Municipal deposits are one important source of funds for us and a reduced level of such deposits may hurt our profits.
Municipal deposits are an important source of funds for our lending and investment activities. At September 30, 2017, $436.4 million, or 10.6%, of our total deposits were comprised of municipal deposits, including public funds deposits from local government entities primarily domiciled in the State of New Jersey. Given our use of these high-average balance municipal deposits as a source of funds, our inability to retain such funds could have an adverse effect on our liquidity. In addition, our municipal deposits are primarily demand deposit accounts or short-term deposits and therefore are more sensitive to changes in interest rates. If we are forced to pay higher rates on our municipal deposits to retain those funds, or if we are unable to retain those funds and we are forced to turn to borrowing sources for our lending and investment activities, the interest expense associated with such borrowings may be higher than the rates we are paying on our municipal deposits, which could adversely affect our net income.
We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.
Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.
Our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities.
Security breaches and cybersecurity threats could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. While we have established policies and procedures to prevent or limit the impact of cyber-attacks, there can be no assurance that such events will not occur or will be adequately addressed if they do. In addition, we also outsource certain cybersecurity functions, such as penetration testing, to third party service providers, and the failure of these service providers to adequately perform such functions could increase our exposure to security breaches and cybersecurity threats. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other malicious code and cyber-attacks that could have an impact on information security. Any such breach or attacks could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our financial condition and results of operations.
We must keep pace with technological change to remain competitive.
Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available, as well as related essential personnel. In addition, technology has lowered barriers to entry into the financial services market and made it possible for financial technology companies and other non-bank entities to offer financial products and services traditionally provided by banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have a material adverse impact on our business and therefore on our financial condition and results of operations.
Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks.
We operate in diverse markets and rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud by employees or outside persons, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control system and compliance requirements, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulations, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. Although our control testing has not identified any significant deficiencies in our internal control system, a breakdown in our internal control system, improper operation of our systems or improper employee actions could result in material financial loss to us, the imposition of regulatory action, and damage to our reputation.
The building of market share through our branch office strategy, and our ability to achieve profitability on new branch offices, may increase our expenses and negatively affect our earnings.
We believe there are branch expansion opportunities within our market area and adjacent markets, including other states, and will seek to grow our deposit base by adding branches to our existing 48 branch network. There are considerable costs involved in opening branch offices, especially in light of the capabilities needed to compete in today’s environment. Moreover, new branch offices generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, new branch offices could negatively impact our earnings and may do so for some period of time. Our investments in products and services, and the related personnel required to implement new policies and procedures, take time to earn returns and can be expected to negatively impact our earnings for the foreseeable future. The profitability of our expansion strategy will depend on whether the income that we generate from the new branch offices will offset the increased expenses resulting from operating these branch offices.
Strong competition within our market area could hurt our profits and slow growth.
Our profitability depends upon our continued ability to compete successfully in our market area. We face intense competition both in making loans and attracting deposits. We continue to face stiff competition for one- to four-family residential loans from other financial service providers, including large national residential lenders and local community banks. Other competitors for one- to four-family residential loans include credit unions and mortgage brokers which keep overhead costs and mortgage rates down by selling loans and not holding or servicing them. Our competitors for commercial real estate and multifamily loans include other community banks and commercial lenders, some of which are larger than us and have greater resources and lending limits than we have and offer services that we do not provide. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to remain strong in the future.
Acts of terrorism and other external events could impact our business.
Financial institutions have been, and continue to be, targets of terrorist threats aimed at compromising operating and communication systems. Additionally, the metropolitan New York area and northern New Jersey remain central targets for potential acts of terrorism. Such events could cause significant damage, impact the stability of our facilities and result in additional expenses, impair the ability of our borrowers to repay their loans, reduce the value of collateral securing repayment of our loans, and result in the loss of revenue. The occurrence of any such event could have a material adverse effect on our business, operations and financial condition.
Regulation of the financial services industry is intense, and we may be adversely affected by changes in laws and regulations.
We are subject to extensive government regulation, supervision and examination. Such regulation, supervision and examination govern the activities in which we may engage, and are intended primarily for the protection of the deposit insurance fund and Columbia Bank’s depositors.
In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation affecting financial institutions. The Dodd-Frank Act has created a significant shift in the way financial institutions operate and has restructured the regulation of depository institutions by merging the Office of Thrift Supervision, which previously regulated Columbia Bank, into the Office of the Comptroller of the Currency, and assigning the regulation of savings and loan holding companies to the Federal Reserve Board. The Dodd-Frank Act also created the Consumer Financial Protection Bureau to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as that which occurred in 2008 and 2009. The Dodd-Frank Act has had and may continue to have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.
Federal regulatory agencies have the ability to take strong supervisory actions against financial institutions that have experienced increased loan production and losses and other underwriting weaknesses or have compliance weaknesses. These actions include the entering into of formal or informal written agreements and cease and desist orders that place certain limitations on their operations. If we were to become subject to a regulatory action, such action could negatively impact our ability to execute our business plan, and result in operational restrictions, as well as our ability to grow, pay dividends, repurchase stock or engage in mergers and acquisitions. See “Regulation — Federal Banking Regulation — Capital Requirements” for a discussion of regulatory capital requirements.
We expect that the implementation of a new accounting standard could require us to increase our allowance for loan losses and may have a material adverse effect on our financial condition and results of operations.
The Financial Accounting Standards Board (“FASB”) has adopted a new accounting standard that will be effective for Columbia Financial and Columbia Bank for our first fiscal year after December 15, 2019. This standard, referred to as Current Expected Credit Loss, or CECL, will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and provide for the expected credit losses as allowances for loan losses. This will change the current method of providing allowances for loan losses that are probable, which we expect could require us to increase our allowance for loan losses, and will likely greatly increase the data we would need to collect and review to determine the appropriate level of the allowance for loan losses. Any increase in our allowance for loan losses, or expenses incurred to determine the appropriate level of the allowance for loan losses, may have a material adverse effect on our financial condition and results of operations.

Risks Related to the Offering
The future price of the shares of common stock may be less than the purchase price in the offering.
If you purchase shares of common stock in the offering, you may not be able to sell them later at or above the purchase price in the offering. After the shares begin trading, the trading price of our common stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, the overall performance of the economy, changes in federal tax laws, new regulations, investor perceptions and the outlook for the financial services industry in general. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded.
The purchase price in the offering is based upon an independent third-party appraisal of the pro forma market value of Columbia Financial. The independent appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock, and such appraisal is based on certain estimates, assumptions and projections, all of which are subject to change from time to time. Our aggregate pro forma market value as reflected in the final independent appraisal may exceed the market price of our shares of common stock after the completion of the offering, which may result in our stock trading below the initial offering price of  $10.00 per share.
We have broad discretion in allocating the net proceeds of the offering. Our failure to effectively utilize such net proceeds may have an adverse effect on our financial performance and the value of our common stock.
We intend to (i) invest a portion of the proceeds in Columbia Bank, (ii) fund a loan to the employee stock ownership plan to purchase shares of common stock in the offering, (iii) redeem the $50.0 million in trust preferred securities that we issued in August 2004 and (iv) contribute shares of common stock to our charitable foundation. We intend to invest 50% of the offering proceeds, which will be between $157.8 million and $214.1 million of the net proceeds of the offering (or $246.4 million at the adjusted maximum of the offering range) in Columbia Bank. We may use the net proceeds we retain to pay dividends, repurchase shares of common stock, or for other general corporate purposes, including additional investments in Columbia Bank. Columbia Bank may use the net proceeds it receives to fund new loans, enhance existing products and services, invest in short-term investments, expand its banking franchise by opening de novo branches or loan production offices or acquiring new branches or by acquiring other financial institutions or other financial services companies, or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan, the redemption of our outstanding trust preferred securities and the contribution to our charitable foundation, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as opening new branches or acquiring other financial institutions, paying dividends and repurchasing common stock, may require the approval of the Office of the Comptroller of the Currency or the Federal Reserve Board. We have not established a timetable for investing the net proceeds, and, accordingly, we may not invest the net proceeds at the time that is most beneficial to Columbia Financial, Columbia Bank or the stockholders. For additional information, see the section of this prospectus entitled “Use of Proceeds.”
There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.
We have never issued capital stock and there is no established market for our common stock. We expect that our common stock will be listed on the Nasdaq Global Select Market under the symbol “CLBK” upon the completion of the offering. Sandler O’Neill & Partners, L.P. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so or to continue to do so once it begins. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. As a result, it is possible that an active trading market for the common stock will not develop or that, if it develops, it will not continue. If you purchase shares of common stock, you may not be able to sell them at or above $10.00 per share. Purchasers of common stock in this offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the offering and may have an adverse impact on the price at which the common stock can be sold.
Our return on equity may be low following the offering. This could negatively affect the trading price of our shares of common stock.
Net income divided by average stockholders’ equity, known as “return on equity,” is a ratio many investors use to compare the performance of financial institutions. Our return on equity may be low until we are able to leverage the additional capital we receive from the offering. Our return on equity will be negatively affected by added expenses associated with our employee stock ownership plan and the equity incentive plan we intend to adopt. Until we increase our net interest income and non-interest income and deploy the capital raised in the offering, we expect our return on equity to be low, which may reduce the market price of our shares of common stock.
The ability of Columbia Bank MHC, our majority stockholder, to exercise voting control over virtually all matters put to a vote of our stockholders, and to be able to prevent our stockholders from forcing a sale or second-step conversion transaction, may adversely affect the price at which our common stock will trade after the offering.
Upon the completion of the offering, Columbia Bank MHC, our mutual holding company, will own a majority of the shares of our common stock, and therefore will control the election of our directors and any decision to enter into a corporate transaction that requires the approval of our stockholders. The same directors and officers who manage Columbia Financial and Columbia Bank will also manage Columbia Bank MHC. So long as Columbia Bank MHC continues to hold a majority of our outstanding common stock, it will have the ability to control the election of our directors and the outcome of virtually all other matters being voted on by our stockholders. For example, Columbia Bank MHC, through its board of directors, may exercise its voting control to defeat a stockholder nominee for election to our board of directors. In addition, our stockholders will not be able to force a merger or second-step conversion without Columbia Bank MHC’s consent. Columbia Bank MHC’s voting control over us may adversely affect the price at which our common stock will trade after the offering as compared to the common stock of fully converted banking companies.
Our employee stock ownership plan and equity incentive plan will increase our costs, which will reduce our income.
We anticipate that our employee stock ownership plan will purchase 3.92% of our outstanding common stock following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation), with funds borrowed from Columbia Financial. We will record annual compensation expense each year in an amount equal to the fair market value of shares of common stock allocated to employee accounts under the employee stock ownership plan that year. If our common stock appreciates in value over time, our compensation expense relating to the employee stock ownership plan will increase.
We also intend to adopt an equity incentive plan after the offering that will allow us to award participants restricted shares of our common stock (at no cost to them) and options to purchase shares of our common stock. We have not yet determined when we will adopt an equity incentive plan and present the plan for stockholder approval. If we adopt an equity incentive plan within one year after the completion of the offering, the number of shares reserved for issuance under the plan pursuant to awards of restricted stock or options to purchase shares of our common stock may not exceed 1.96% and 4.90%, respectively, of our outstanding shares (including shares issued to Columbia Bank MHC and our charitable foundation). If an equity incentive plan is adopted more than one year following the offering, we may reserve for issuance for these types of awards a number of shares of our common stock in excess of these amounts. The estimated grant-date fair value of the options based on a $10.00 share price and utilizing a Black-Scholes option pricing analysis is $2.80 per option granted. Assuming this value is expensed over a five-year vesting period, the corresponding annual pre-tax expense associated with the options would be $3.2 million at the adjusted maximum of the offering range. The shares of restricted stock granted under the equity incentive plan will be expensed by us over their vesting period at the fair market value of the shares on the date they are awarded. Assuming that all shares of restricted stock are awarded at a price of  $10.00 per share, and that the awards vest over a five-year period, the corresponding annual pre-tax expense associated with restricted stock awarded under the equity incentive plan would be $4.8 million at the adjusted maximum of the offering range. However, if we grant shares of common stock or options to purchase shares of our common stock in excess of these amounts, such grants would increase our costs further.
If Columbia Financial funds its restricted stock awards with shares purchased on the open market (rather than by issuing shares from Columbia Financial’s authorized but unissued shares of common stock) and the open market purchases are made at the same price as the purchase price in the offering, the reduction to stockholders’ equity would be between $14.6 million at the minimum of the offering range and $22.7 million at the adjusted maximum of the offering range. To the extent we purchase shares of common stock in the open market to fund the grants of shares under the plan, and the price of such shares exceeds the offering price of  $10.00 per share, the reduction to stockholders’ equity would exceed the range described above. Conversely, to the extent the price of such shares is below the offering price of  $10.00 per share, the reduction to stockholders’ equity would be less than the range described above.
The implementation of an equity incentive plan may dilute your ownership interest.
We intend to adopt, and request stockholder approval of, an equity incentive plan, which will allow us to award participants restricted shares of our common stock (at no cost to them) and/or options to purchase shares of our common stock. If the shares issued under the equity incentive plan are authorized but unissued shares of common stock, stockholders would experience a reduction in ownership interest totaling 5.6%.
We are an “emerging growth company,” as defined in the JOBS Act, and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors and adversely affect the market price of our common stock.
For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various requirements applicable to public companies that are not “emerging growth companies” including:
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the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

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the “say-on-pay” provisions (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and some of the disclosure requirements of the Dodd-Frank Act relating to compensation of our chief executive officer;

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the requirement to provide detailed compensation discussion and analysis in proxy statements and reports filed under the Exchange Act, and instead provide a reduced level of disclosure concerning executive compensation; and

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any rules that the Public Company Accounting Oversight Board may adopt requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

We may take advantage of these exemptions until we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering; (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.
We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.
We will incur increased costs as a result of operating as a public company and our management will be required to devote substantial time to new compliance initiatives.
Upon completion of the offering, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses associated with being a public company. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, which could divert their attention from our core operations, and we may also need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
Our internal controls over financial reporting may not be effective, and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are, therefore, not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. We will be required to comply with these rules upon ceasing to be an emerging growth company, as defined in the JOBS Act.
When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. We cannot be certain as to the timing of completion of our evaluation, testing, and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigations by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operations.
We have elected to delay the adoption of new and revised accounting pronouncements, which means that our financial statements may not be comparable to those of other public companies.
As an “emerging growth company” we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

If we declare dividends on our common stock, Columbia Bank MHC may be prohibited from waiving the receipt of dividends.
Our board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. If we pay dividends to our stockholders, we also will be required to pay dividends to Columbia Bank MHC, unless Columbia Bank MHC is permitted by the Federal Reserve Board to waive the receipt of dividends in accordance with existing regulations. The Federal Reserve Board’s current position is to not permit a non-grandfathered mutual holding company to waive dividends declared by its subsidiary. Columbia Bank MHC may determine to apply to the Federal Reserve Board for approval to waive dividends if we determine to pay dividends to our stockholders. Given the Federal Reserve Board’s current positon on this issue, there is no assurance that any request by Columbia Bank MHC to waive the receipt of dividends from Columbia Financial would be permitted. The denial by the Federal Reserve Board of any such dividend waiver request could affect any determination by our board of directors to pay dividends, or if dividends were declared, could significantly limit the amount of dividends Columbia Financial would pay in the future, if any.
You may not revoke your decision to purchase Columbia Financial common stock in the subscription or community offerings after you send us your order.
Funds submitted or automatic withdrawals authorized in connection with the purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the offering, including any extension of the expiration date and consummation of any syndicated community offering or firm commitment offering. Because completion of the offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, among other factors, there may be one or more delays in completing the offering.
Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond April 27, 2018, or the number of shares to be sold in the offering is increased to more than 49,832,345 shares or decreased to fewer than 32,028,350 shares.
The distribution of subscription rights could have adverse income tax consequences.
If the subscription rights granted to certain current or former depositors and borrowers of Columbia Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received a letter from RP Financial which states its belief, without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service, that as an ascertainable factual matter the subscription rights will have no market value; however, such letter is not binding on the Internal Revenue Service.
The contribution to our charitable foundation will dilute your ownership interest and adversely affect net income in the year we complete the offering.
We intend to contribute 3.0% of our outstanding shares of common stock to the Columbia Bank Foundation, the existing charitable foundation of Columbia Bank. The contribution will have an adverse effect on our net income for the quarter and year in which we make the contribution. The after-tax expense of the contribution will reduce net income in the year in which we complete the offering by approximately $23.6 million at the maximum of the offering range, based on tax rates in effect after the enactment of the Tax Cuts and Jobs Act. Persons purchasing shares in the offering will have their ownership and voting interests in Columbia Financial diluted by 3.0% due to the issuance of shares of common stock to our charitable foundation.
Our contribution to our charitable foundation may not be fully tax deductible, which could decrease our after-tax profits.
We may not have sufficient profits to be able to fully utilize the tax deduction created by the contribution of our common stock to our charitable foundation. Pursuant to the Internal Revenue Code, an entity is permitted to deduct charitable contributions up to 10.0% of its taxable income prior to the charitable contribution deduction in any one year. Any contribution in excess of the 10.0% limit may be deducted for federal and state income tax purposes over each of the five years following the year in which the charitable contribution is made. Accordingly, a charitable contribution could, if necessary, be deducted over a six-year period. Our pre-tax income over this period may not be sufficient to fully utilize this deduction. Additionally, recent changes in corporate tax rates will reduce the after-tax value of the charitable contribution, and if additional changes to Internal Revenue Code provisions regarding the deductibility of charitable contributions are made, such additional changes could further adversely affect our ability to fully deduct the amount of the contribution over the six-year period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:
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statements of our beliefs, goals, intentions and expectations;

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statements regarding our business plans, prospects, growth and operating strategies;

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statements regarding the quality of our loan and investment policies; and

•
estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among other things, the following factors:
•
general economic conditions, either nationally or in our market area, that are worse than expected;

•
changes in the interest rate environment that reduce our net interest margin, reduce the fair value of financial instruments or reduce the demand for our loan products;

•
increased competitive pressures among financial services companies;

•
changes in consumer spending, borrowing and savings habits;

•
changes in the quality and composition of our loan or investment portfolios;

•
changes in real estate market values in our market area;

•
decreased demand for loan products, deposit flows, competition, or demand for financial services in our market area;

•
legislative or regulatory changes that adversely affect our business or changes in the monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board;

•
our ability to enter new markets successfully and capitalize on growth opportunities;

•
our ability to grow our franchise through acquisitions and to successfully integrate any acquired entities;

•
technological changes that may be more difficult or expensive than expected;

•
success or consummation of new business initiatives may be more difficult or expensive than expected;

•
adverse changes in the securities markets;

•
the inability of third party service providers to perform; and

•
changes in accounting policies and practices, as may be adopted by bank regulatory agencies or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed. Except as required by applicable law or regulation, we do not undertake, and we specifically disclaim any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.
Further information on other factors that could affect us are included in the section captioned “Risk Factors.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information as of September 30, 2017 and 2016 and for the years ended September 30, 2017 and 2016 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at September 30, 2015, 2014 and 2013 and for the years ended September 30, 2015, 2014 and 2013 is derived in part from our audited financial statements that do not appear in this prospectus. The information presented below reflects Columbia Financial on a consolidated basis and does not include the financial condition, results of operations or other data of Columbia Bank MHC.
	At September 30,
(Dollars in thousands)	2017	2016	2015	2014	2013(1)
Financial Condition Data:
Total assets	$5,429,328	$5,037,412	$4,771,153	$4,612,645	$4,500,199
Total cash and cash equivalents	100,975	45,694	43,178	41,652	63,445
Investment securities available-for-sale	557,176	771,779	653,283	777,537	845,473
Investment securities held-to- maturity	132,939	—	—	—	—
Loans receivable, net	4,307,623	3,932,242	3,764,220	3,489,895	3,304,783
Deposits	4,123,428	3,822,815	3,572,624	3,386,714	3,268,554
Borrowings	733,043	681,990	702,536	775,283	778,429
Stockholder’s equity	475,914	439,664	417,998	391,071	379,428
Operating Data:
Interest and dividend income	$184,226	$168,977	$163,165	$157,250	$163,271
Interest expense	44,446	43,962	45,744	47,568	55,215
Net interest income	139,780	125,015	117,421	109,682	108,056
Provision for loan losses	6,426	417	5,099	8,741	23,264
Net interest income after provision for loan losses	133,354	124,598	112,322	100,941	84,792
Non-interest income	17,172	18,927	21,066	15,578	27,113
Non-interest expense	103,446	93,769	88,699	82,687	160,295
Income (loss) before income tax expense	47,080	49,756	44,689	33,832	(48,390)
Income tax expense (benefit)	16,008	16,803	14,821	11,255	(17,849)
Net income (loss)	$31,072	$32,953	$29,868	$22,577	$(30,541)

(1)
During the year ended September 30, 2013, Columbia Financial’s financial position and results of operations were impacted by the execution of a “deleveraging strategy” which included the prepayment of  $435 million of higher cost, long-term, fixed rate borrowings along with the sale of  $363 million of lower yielding investment securities and the addition of  $50 million of lower cost, long-term borrowings and $56 million in overnight advances. The deleveraging strategy resulted in a prepayment penalty of  $73 million.

	At and for the Year Ended September 30,
	2017	2016	2015	2014	2013
Performance Ratios:
Return (loss) on average assets	0.60%	0.67%	0.63%	0.50%	(0.69)%
Return (loss) on average equity	6.86	7.52	7.18	5.72	(8.12)
Interest rate spread(1)	2.60	2.48	2.41	2.32	2.28
Net interest margin(2)	2.80	2.69	2.61	2.53	2.53
Non-interest expense to average assets	1.98	1.91	1.87	1.82	3.61
Efficiency ratio	65.91	65.14	64.05	66.01	118.59
Core efficiency ratio(3)	62.94	65.06	64.70	65.05	67.85
Average interest-earning assets to average interest-bearing liabilities	122.16	121.32	119.47	119.07	119.48
Average equity to average assets	8.68	8.92	8.76	8.67	8.47
Capital Ratios for Columbia Financial(4):
Total capital (to risk-weighted assets)	15.11	15.93	N/A	N/A	N/A
Tier 1 capital (to risk-weighted assets)	13.85	14.68	N/A	N/A	N/A
Common equity Tier 1 capital (to risk-weighted assets)	12.60	13.29	N/A	N/A	N/A
Tier 1 capital (to adjusted total assets)	10.59	10.70	N/A	N/A	N/A
Capital Ratios for Columbia Bank:
Total capital (to risk-weighted assets)	14.95	15.67	15.53	16.15	15.97
Tier 1 capital (to risk-weighted assets)	13.69	14.42	14.27	14.90	14.71
Common equity Tier 1 capital (to risk-weighted assets)	13.69	14.42	14.27	14.90	14.71
Tier 1 capital (to adjusted total assets)	10.47	10.56	10.29	10.15	10.04
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.26	1.30	1.49	1.63	1.82
Allowance for loan losses as a percent of non-performing loans	854.31	424.44	268.70	110.84	82.87
Net charge-offs to average outstanding loans during the period	0.09	0.14	0.16	0.36	0.38
Non-performing loans as a percent of total loans	0.15	0.31	0.56	1.47	2.20
Non-performing assets as a percent of total assets	0.13	0.27	0.51	1.19	1.68
Other Data:
Number of offices	47(5)	45	44	44	44

(1)
Represents the difference between the weighted average yield earned on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(2)
Represents net interest income as a percent of average interest-earning assets.

(3)
Core efficiency ratio represents our adjusted non-interest expense divided by our adjusted revenue. Core efficiency ratio is a non-GAAP measure derived from our efficiency ratio, which is calculated by dividing our total GAAP non-interest expense by our GAAP revenue, and is adjusted for unusual or one-time charges or non-core items as detailed below. Management believes that the presentation of core efficiency ratio assists investors in understanding the impact of these non-recurring items on our efficiency ratio. The following table provides a reconciliation or our core efficiency ratio for each of the periods presented in the table above:

	For the Year Ended September 30,
	2017	2016	2015	2014	2013
Non-interest expense	$103,446	$93,769	$88,699	$82,687	$160,295
Less adjustments:
Contributions to the Columbia Bank Foundation	(3,603)	(347)	(335)	(200)	(284)
Loss on debt extinguishment	—	—	—	—	(73,095)
Adjusted non-interest expense	99,843	93,422	88,364	82,487	86,916
Net interest income	139,780	125,015	117,421	109,682	108,056
Non-interest income	17,172	18,927	21,066	15,578	27,113
Total revenue.	156,952	143,942	138,487	125,260	135,169
Less adjustments:
Losses (gains) on sales of securities and other than temporary impairment	1,689	(355)	(1,904)	1,543	(7,071)
Adjusted revenue	$158,641	$143,587	$136,583	$126,803	$128,098
Core efficiency ratio (adjusted non-interest expense divided by adjusted revenue)	62.94%	65.06%	64.70%	65.05%	67.85%
(4)
As a savings and loan holding company, capital ratios for Columbia Financial were not required to be calculated prior to December 31, 2015.

(5)
On December 28, 2017, Columbia Bank opened an additional branch office in Livingston, New Jersey, increasing the total number of branches to 48.

RECENT DEVELOPMENTS
The following tables set forth selected consolidated historical financial and other data of Columbia Financial at the dates and for the periods presented. This is only a summary and should be read in conjunction with the business and financial information contained elsewhere in this prospectus. The information at September 30, 2017 is derived in part from the audited consolidated financial statements that appear elsewhere in this prospectus. The information at December 31, 2017 and for the three months ended December 31, 2017 and 2016 is not audited but, in the opinion of management, includes all adjustments necessary for a fair presentation. The results of operations for the three months ended December 31, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year 2018 or any other period.
(Dollars in thousands)	At December 31, 2017	At September 30, 2017
Financial Condition Data:
Total assets	$5,766,500	$5,429,328
Total cash and cash equivalents	65,498	100,975
Investment securities available-for-sale	710,570	557,176
Investment securities held-to-maturity	239,618	132,939
Loans receivable, net	4,400,470	4,307,623
Deposits	4,263,315	4,123,428
Borrowings	929,057	733,043
Stockholder’s equity	472,070	475,914
(Dollars in thousands)	Three Months Ended December 31, 2017	Three Months Ended December 31, 2016
Operating Data:
Interest and dividend income	$49,168	$44,128
Interest expense	12,241	10,724
Net interest income	36,927	33,404
Provision for loan losses	3,400	—
Net interest income after provision for loan losses	33,527	33,404
Non-interest income	4,674	5,507
Non-interest expense	25,541	24,052
Income before income tax expense	12,660	14,859
Income tax expense	8,982	4,866
Net income	$3,678	$9,993

	At and for the Three Months Ended December 31,
	2017	2016
Performance Ratios:
Return on average assets	0.26%	0.78%
Return on average equity	3.00	8.73
Interest rate spread (1)	2.58	2.55
Net interest margin (2)	2.79	2.75
Non-interest expense to average assets	1.83	1.88
Efficiency ratio	61.40	61.81
Core efficiency ratio (3)	61.31	62.23
Average interest-earning assets to average interest-bearing liabilities	122.69	122.41
Average equity to average assets	8.77	8.95
Capital Ratios for Columbia Financial (4):
Total capital (to risk-weighted assets)	15.01	15.58
Tier 1 capital (to risk-weighted assets)	13.76	14.32
Common equity Tier 1 capital (to risk-weighted assets)	12.55	13.00
Tier 1 capital (to adjusted total assets)	10.54	10.74
Capital Ratios for Columbia Bank (4):
Total capital (to risk-weighted assets)	14.90	15.41
Tier 1 capital (to risk-weighted assets)	13.64	14.16
Common equity Tier 1 capital (to risk-weighted assets)	13.64	14.16
Tier 1 capital (to adjusted total assets)	10.44	10.62
Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	1.30	1.25
Allowance for loan losses as a percent of non-performing loans	891.62	415.05
Net charge-offs/(recoveries) to total loans	(0.01)	0.00
Non-performing loans as a percent of total loans	0.15	0.30
Non-performing assets as a percent of total assets	0.13	0.26
Other Data:
Number of offices	48	46

(1)
Represents the difference between the weighted average yield earned on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(2)
Represents net interest income as a percent of average interest-earning assets.

(3)
Core efficiency ratio represents our adjusted non-interest expense divided by our adjusted revenue. Core efficiency ratio is a non-GAAP measure derived from our efficiency ratio, which is calculated by dividing our total GAAP non-interest expense by our GAAP revenue, and is adjusted for unusual or one-time charges or non-core items as detailed below. Management believes that the presentation of core efficiency ratio assists investors in understanding the impact of these non-recurring items on our efficiency ratio. The following table provides a reconciliation of our core efficiency ratio for each of the periods presented in the table above:

(Dollars in thousands)	For the Three Months Ended December 31,
	2017	2016
Non-interest expense	$25,541	$24,052
Less adjustments:
Contributions to the Columbia Bank Foundation	—	93
Adjusted non-interest expense	25,541	23,959
Net interest income	36,927	33,404
Non-interest income	4,674	5,507
Total revenue	41,601	38,911
Less adjustments:
Losses (gains) on sales of securities	(60)	411
Adjusted revenue	$41,661	$38,500
Core efficiency ratio (adjusted non-interest expense divided by adjusted revenue)	61.31%	62.23%
(4)
Regulatory capital ratios have been calculated in accordance with FASB’s January 18, 2018 Exposure Draft for a Proposed Standards Update, which reclassifies certain tax effects related to the revaluing of net deferred tax assets triggered by the Tax Cuts and Jobs Act as permitted by the banking agencies.

Overview
General.   During the quarter ended December 31, 2017, we recorded net income of  $3.7 million as compared to $10.0 million for the same period in 2016. Our total assets increased $337.2 million, or 6.2%, to $5.8 billion at December 31, 2017 from $5.4 billion at September 30, 2017. Except as described below, there were no unusual or non-recurring items in our financial results for the quarter ended December 31, 2017.
Tax Reform Legislation.   On December 22, 2017, the Tax Cuts and Jobs Act was enacted, which amended the Internal Revenue Code of 1986, reducing tax rates and modifying certain policies, credits, and deductions for individuals and businesses. Included in this legislation was a reduction of the federal corporate income tax rate from 35% to 21%. As a result of this reduction, we were required to revalue our existing net deferred tax assets, which resulted in a charge to income tax expense during the quarter. The Tax Cuts and Jobs Act also added limitations on the deductibility of business interest expense. While this limitation should not impact the deductibility of Columbia Financial’s interest expense, the limitation could impact our commercial borrowers.
The Tax Cuts and Jobs Act also includes changes to personal income taxes, including: (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgages; (ii) the elimination of interest deductions for home equity loans; and (iii) a limitation on the deductibility of property taxes and state and local income taxes. These new limitations on deductions are likely to disproportionately affect taxpayers in states with high residential home prices and high state and local tax rates, such as New Jersey and New York. To guard against potential declines in real estate values in our market area that may occur as a result of these changes, we temporarily reduced our maximum loan-to-value limits for jumbo one- to four-family residential loans without private mortgage insurance from 80% to 70%. Management will continue to monitor local housing market conditions and reassess underwriting criteria accordingly. We also expect that the home equity loans and advances component of our loan portfolio will decrease in the future as a result of the non-deductibility of interest on these types of loans.
The Tax Cuts and Jobs Act contains many other significant changes, and management expects to continue to review the legislation and subsequent regulations issued by the Internal Revenue Service to assess potential impacts on our business and results of operations. For more information on the potential impact that the tax reform legislation may have on our business operations, see “Risk Factors — Risks Related to Our Business — We may be adversely affected by recent changes in U.S. tax laws and regulations.”
Comparison of Financial Condition at December 31, 2017 and September 30, 2017
Total Assets.   Total assets increased $337.2 million, or 6.2%, to $5.8 billion at December 31, 2017 from $5.4 billion at September 30, 2017. The increase was primarily the result of growth in investment securities and loans, which was primarily funded by short-term borrowings and to a lesser extent deposits.

Total Cash and Cash Equivalents.   Total cash and cash equivalents decreased $35.5 million, or 35.1%, to $65.5 million at December 31, 2017 from $101.0 million at September 30, 2017, as excess funds were redeployed principally to fund the purchase of investment securities.
Investment Securities.   Total investment securities increased $260.1 million, or 37.7%, to $950.2 million at December 31, 2017 from $690.1 million at September 30, 2017. Consistent with our anticipated use of proceeds and to take advantage of then-existing investment opportunities in the securities market, we increased our position in investment securities utilizing short-term borrowings originated during the quarter ended December 31, 2017, with the intent to repay the borrowings with proceeds from the offering. At December 31, 2017, our total investment securities portfolio consisted of 74.8% of available-for-sale securities and 25.2% of securities held-to-maturity as compared to 80.7% and 19.3%, respectively, at September 30, 2017. At December 31, 2017, our investment portfolio comprised 16.5% of total assets.
Loans Receivable.   Loans receivable, net, increased $92.8 million, or 2.2%, to $4.4 billion at December 31, 2017 from $4.3 billion at September 30, 2017. The increase was primarily the result of purchasing $49.8 million of commercial real estate and multifamily loans from a local community bank combined with an increase in residential loans of  $38.2 million. The purchased loans were re-underwritten by Columbia Bank using its own underwriting standards.
Non-Performing Assets.   Non-performing assets increased $696 thousand to $7.5 million, or 0.13% of total assets at December 31, 2017 from $6.8 million, or 0.13% of total assets at September 30, 2017.
Deposits.   Deposits increased $139.9 million, or 3.4%, to $4.3 billion at December 31, 2017 from $4.1 billion at September 30, 2017. The increase was primarily the result of growth in interest-bearing and non-interest-bearing transaction accounts as well as certificates of deposit.
Borrowings.   Borrowings increased $196.0 million, or 26.7%, to $929.1 million at December 31, 2017 from $733.0 million at September 30, 2017, primarily due to increases in short-term Federal Home Loan Bank of New York advances used to purchase investment securities as part of our leverage strategy noted above.
Stockholder’s Equity.   Total stockholder’s equity decreased $3.8 million, or 0.8%, to $472.1 million at December 31, 2017 from $475.9 million at September 30, 2017. The decrease was the result of a $7.5 million increase in accumulated other comprehensive loss primarily attributable to a decline in the discount rate used to present value our pension benefit obligations, which was partially offset by net income of $3.7 million for the three months ended December 31, 2017.
On January 18, 2018, FASB released an Exposure Draft for a Proposed Standards Update, which sets forth a proposal to reclassify certain tax effects related to the revaluing of deferred tax assets triggered by the Tax Cuts and Jobs Act from retained income to other comprehensive income (loss). The reclassification under the Exposure Draft would not affect net income or total stockholder’s equity. The Company will continue to monitor the FASB’s consideration of the Exposure Draft, and evaluate the impact that any final Standards Update may have on the Company’s financial statements.
Comparison of Results of Operations for the Three Months Ended December 31, 2017 and 2016
General.   Net income decreased $6.3 million, or 63.2%, to $3.7 million for the three months ended December 31, 2017 compared to $10.0 million for the three months ended December 31, 2016. The decrease was primarily attributable to a $4.1 million increase in income tax expense due to the revaluation of our net deferred tax assets as well as a $3.4 million increase in the provision for loan losses. These items were partially offset by a $3.5 million increase in net interest income.
Net Interest Income.   Net interest income increased $3.5 million, or 10.5%, to $36.9 million for the three months ended December 31, 2017 compared to $33.4 million for the three months ended December 31, 2016. The increase was largely a result of an increase in interest income on loans of $3.7 million due to portfolio growth.
Interest and Dividend Income.   Interest and dividend income increased $5.0 million, or 11.4%, to $49.2 million for the three months ended December 31, 2017 compared to $44.1 million for the three months ended December 31, 2016. The increase was primarily the result of increased average loan and investment security balances. In addition, the yield on average earning assets increased eight basis points for the three months ended December 31, 2017 compared to the prior year period.
Interest income on loans increased $3.7 million, or 9.3%, to $43.0 million for the three months ended December 31, 2017 compared to $39.4 million for the three months ended December 31, 2016, due to a $301.8 million increase in the average loan balance as well as a six basis point increase in the yield.
Interest income on investment securities, including Federal Home Loan Bank stock, increased $1.3 million, or 27.6%, to $6.0 million for the three months ended December 31, 2017 compared to $4.7 million for the three months ended December 31, 2016, due to a $122.1 million increase in the average balance coupled with a 24 basis point increase in the yield.
Interest Expense.   Interest expense increased $1.5 million, or 14.1%, to $12.2 million for the three months ended December 31, 2017 compared to $10.7 million for the three months ended December 31, 2016. The increase was attributable to both a $340.8 million increase in average interest-bearing liabilities and a five basis point increase in the cost of interest-bearing liabilities.
Interest expense on interest-bearing deposits increased $1.4 million, or 22.8%, to $7.6 million for the three months ended December 31, 2017 compared to $6.2 million for the three months ended December 31, 2016, due to a ten basis point increase in the cost of average interest-bearing deposits coupled with a $256.0 million increase in average interest-bearing deposits.
Interest expense on borrowings increased $101 thousand, or 2.2%, to $4.6 million for the three months ended December 31, 2017 compared to $4.5 million for the three months ended December 31, 2016, the result of an $84.8 million increase in average borrowings which was largely offset by a 27 basis point decrease in the cost of average borrowings. The decrease in the cost of average borrowings reflects the maturity of certain higher cost borrowings combined with the addition of lower cost short-term borrowings.
Provision for Loan Losses.   The provision for loan losses was $3.4 million for the three months ended December 31, 2017, compared to no provision for the three months ended December 31, 2016. The provision recorded during the three months ended December 31, 2017 was due to: (i) changes in certain qualitative factors based on management’s assessment of the impact of the Tax Cuts and Jobs Act on collateral values supporting our residential and home equity loan portfolio; (ii) an increase in the loss emergence period on the commercial real estate portfolio; and (iii) growth of the loan portfolio.
Non-Interest Income.   Non-interest income decreased $833 thousand, or 15.1%, to $4.7 million for the three months ended December 31, 2017 compared to $5.5 million for the three months ended December 31, 2016. The decrease was largely the result of a $411 thousand gain on sale of securities and a $409 thousand gain on sale of loans recognized during the three months ended December 31, 2016 which did not reoccur in the current year period. In addition, there was a decline in title insurance fees of  $319 thousand between periods due to reduced activity in our title insurance business.
Non-Interest Expense.   Non-interest expense increased $1.5 million, or 6.2%, to $25.5 million for the three months ended December 31, 2017 compared to $24.1 million for the three months ended December 31, 2016. The increase was primarily the result of an increase in advertising expenses of $697 thousand related to product advertising and an increase in compensation and employee benefits expense of  $611 thousand.
Income Tax Expense.   Income tax expense increased $4.1 million, or 84.6%, to $9.0 million for the three months ended December 31, 2017 compared to $4.9 million for the three months ended December 31, 2016. The increase was the result of the reduction in value of our net deferred tax assets resulting from the change in the federal corporate income tax rate and a corresponding charge to income tax expense of $4.7 million as discussed above.

USE OF PROCEEDS
The following table shows how we intend to use the net proceeds of the offering. Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $315.6 million and $428.1 million, or $492.8 million if the offering range is increased by 15.0%. See the section of this prospectus entitled “Pro Forma Data” for the assumptions used to arrive at these amounts.
	Based Upon the Sale at $10.00 Per Share of
(Dollars in thousands)	32,028,350 Shares at Minimum of Offering Range		37,680,412 Shares at Midpoint of Offering Range		43,332,474 Shares at Maximum of Offering Range		49,832,345 Shares at Adjusted Maximum of Offering Range(1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds
Offering proceeds	$320,284		$376,804		$433,325		$498,323
Less: offering expenses	(4,675)		(4,932)		(5,189)		(5,484)
Net offering proceeds	315,609	100.0%	371,872	100.0%	428,136	100.0%	492,839	100.0%
Less:
Proceeds contributed to Columbia Bank	157,805	50.0	185,936	50.0	214,068	50.0	246,420	50.0
Proceeds used to redeem trust preferred securities	50,000	15.8	50,000	13.4	50,000	11.7	50,000	10.1
Proceeds used for loan to employee stock ownership plan(2)	29,198	9.3	34,351	9.2	39,503	9.2	45,429	9.2
Proceeds retained by Columbia Financial	$78,606	24.9%	$101,585	27.4%	$124,565	29.1%	$150,990	30.7%

(1)
As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)
The employee stock ownership plan will purchase 3.92% of our outstanding shares (including shares issued to Columbia Bank MHC and the Columbia Bank Foundation). The loan will be repaid principally through Columbia Bank’s contribution to the employee stock ownership plan and dividends paid on common stock held by the employee stock ownership plan over the anticipated 20-year term of the loan. The interest rate for the employee stock ownership plan loan is expected to be equal to the prime rate, as published in The Wall Street Journal, on the closing date of the offering.

The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated community offering or a firm commitment offering were used to sell shares of common stock not purchased in the subscription offering and any community offering. See “The Offering — Plan of Distribution and Marketing Arrangements” for a discussion of fees to be paid in the event that shares are sold in a syndicated community offering or firm commitment offering. Payments for shares made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Columbia Bank’s deposits.
We intend to use a portion of the proceeds of the offering retained by Columbia Financial to redeem the $50.0 million in trust preferred securities that we issued in August 2004 and to invest the remainder initially in short-term investments and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and Columbia Financial’s liquidity requirements. In the future, Columbia Financial may liquidate its investments and use those funds:
•
to finance potential expansion and diversification of operations through organic growth or acquisitions, although we do not currently have any agreements or understandings regarding any specific acquisition transaction;

•
to repurchase shares of our common stock, subject to regulatory approval;

•
to pay cash dividends to stockholders (although we do not currently anticipate paying cash dividends on our common stock), subject to regulatory approval; and

•
for general corporate purposes, including contributing additional capital to Columbia Bank.

Under current Federal Reserve Board regulations, we may not repurchase shares of our common stock during the first year following completion of the offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist. For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, including restrictions on the ability of Columbia Bank MHC to waive its receipt of dividends, see “Our Dividend Policy.”
Columbia Bank initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Columbia Bank, in investments. Over time, Columbia Bank may use the proceeds that it receives from the offering:
•
to fund new residential mortgage loans, commercial real estate and commercial business loans and, to a lesser extent, other loans, in accordance with our business plan and lending guidelines;

•
to support new loan, deposit and other financial products and services if our board of directors determines that such products will help us compete more effectively in our market area or increase our financial performance;

•
to invest in securities issued by the U.S. government and its agencies or government sponsored enterprises, mortgage-backed securities, and other securities as permitted by our investment policy;

•
to expand our retail banking franchise, by establishing new branches, or by acquiring other branch offices, financial institutions or other financial services businesses, although no specific transactions are being considered at this time; and

•
for other general corporate purposes.

We may need regulatory approvals to engage in some of the activities listed above.
We continue to explore and evaluate acquisition and other expansion opportunities but we currently do not have any specific understandings or agreements for any acquisition or expansion activities that would require funds from this offering. Consequently, we currently anticipate that the proceeds of the offering contributed to Columbia Bank will be used to fund new loans and purchase investment securities, but we have not allocated specific dollar amounts to any particular area of our portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.
Except as described above, we have no specific plans for the investment of the proceeds of the offering and have not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Offering — Reasons for the Offering.”

OUR DIVIDEND POLICY
We do not currently anticipate paying dividends on our common stock. Following completion of the offering, our board of directors will have the authority to declare dividends on our shares of common stock, and may determine to pay dividends in the future, subject to statutory and regulatory requirements and other considerations such as the ability of Columbia Bank MHC to receive permission to waive receipt of any dividends we may determine to declare in the future.
The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances, such as where a holding company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or a holding company’s overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. In determining whether to pay a cash dividend in the future and the amount of any cash dividend, the board of directors is expected to take into account a number of factors, including regulatory capital requirements, our financial condition and results of operations, other uses of funds for the long-term value of stockholders, tax considerations, statutory and regulatory limitations and general economic conditions.
If Columbia Financial pays dividends to its stockholders, it also will be required to pay dividends to Columbia Bank MHC, unless Columbia Bank MHC is permitted by the Federal Reserve to waive the receipt of dividends. The Federal Reserve Board’s current position is to not permit a non-grandfathered mutual holding company, such as Columbia Bank MHC, to waive dividends declared by its subsidiary. Columbia Bank MHC may determine to apply to the Federal Reserve Board for approval to waive dividends if we determine to pay dividends to our stockholders. Given the Federal Reserve Board’s current positon on this issue, there is no assurance that any request by Columbia Bank MHC to waive dividends from Columbia Financial would be permitted. The denial by the Federal Reserve Board of any such dividend waiver request, if sought, could significantly affect any determination by Columbia Financial to pay dividends or the amount of any dividend it might determine to pay in the future, if any.
Pursuant to our certificate of incorporation, we are authorized to issue preferred stock. If we issue preferred stock, the holders thereof may have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Columbia Financial Capital Stock — Common Stock.”
Dividends we can declare and pay will depend, in part, upon receipt of dividends from Columbia Bank, because initially we will have no source of income other than dividends from Columbia Bank and earnings from the investment of the net proceeds from the sale of shares of common stock retained by Columbia Financial and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the Federal Reserve Board and the Office of the Comptroller of the Currency impose limitations on “capital distributions” by savings institutions. See “Regulation — Federal Banking Regulation — Capital Distributions.”

MARKET FOR THE COMMON STOCK
We have not previously issued common stock and there is currently no established market for our common stock. We have applied for approval to list our common stock on the Nasdaq Global Select Market under the symbol “CLBK.” In order to list our common stock on the Nasdaq Global Select Market, we are required to have at least three broker-dealers who will make a market in our common stock. Sandler O’Neill & Partners, L.P. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so or to continue to do so if it begins. Sandler O’Neill & Partners, L.P. also may assist us, if needed, in obtaining other market makers after the offering. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the common stock will develop or, if developed, will be maintained.
The development and maintenance of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. Furthermore, we cannot assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. Purchasers of common stock in the offering should have long-term investment intent and should recognize that there may be a limited trading market in the common stock. This may make it difficult to sell the common stock after the offering and may have an adverse impact on the price at which the common stock can be sold.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE
At September 30, 2017, each of Columbia Financial and Columbia Bank exceeded all regulatory capital requirements and was considered “well-capitalized.” The following tables present Columbia Financial’s and Columbia Bank’s capital position relative to its regulatory capital requirements at September 30, 2017, on a historical and a pro forma basis. The tables reflect receipt by Columbia Bank of 50% of the net proceeds of the offering. For purposes of the tables, the amount expected to be borrowed by the employee stock ownership plan has been deducted from pro forma regulatory capital. The amounts in the tables are unaffected by the contribution of shares of common stock to be made by Columbia Financial to the Columbia Bank Foundation as that contribution does not affect the amount of offering proceeds to be received by Columbia Financial or Columbia Bank. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Federal Deposit Insurance Corporation. For a discussion of the capital standards applicable to Columbia Financial and Columbia Bank, see “Regulation — Banking Regulation — Regulatory Capital Requirements.”
	Columbia Financial Historical at				Pro Forma at September 30, 2017, Based Upon the Sale in the Offering of(1)
	Actual as of September 30, 2017		Pro Forma as of September 30, 2017(2)		32,028,350 Shares		37,680,412 Shares		43,332,474 Shares		49,832,345 Shares(3)
(Dollars in thousands)	Amount	Percent of Assets(4)	Amount	Percent of Assets(4)	Amount	Percent of Assets(4)	Amount	Percent of Assets(4)	Amount	Percent of Assets(4)	Amount	Percent of Assets(4)
Equity	$475,914	8.77%	$475,914	8.77%	$755,158	13.23%	$805,112	13.98%	$855,067	14.72%	$912,514	15.56%
Tier 1 leverage capital	$564,854	10.59%	$513,854	9.64%	$793,098	14.13%	$843,052	14.89%	$893,007	15.63%	$950,454	16.48%
Tier 1 leverage capital requirement	266,623	5.00	266,623	5.00	280,585	5.00	283,082	5.00	285,580	5.00	288,453	5.00
Excess	$298,231	5.59%	$247,231	4.64%	$512,513	9.13%	$559,970	9.89%	$607,427	10.63%	$662,001	11.48%
Tier 1 risk-based capital	$564,854	13.85%	$513,854	12.60%	$793,098	19.18%	$843,052	20.34%	$893,007	21.50%	$950,454	22.82%
Tier 1 risk-based requirement	326,254	8.00	326,254	8.00	330,722	8.00	331,521	8.00	332,320	8.00	333,240	8.00
Excess	$238,600	5.85%	$187,600	4.60%	$462,376	11.18%	$511,531	12.34%	$560,687	13.50%	$617,214	14.82%
Total risk-based capital	$616,052	15.11%	$565,052	13.86%	$844,296	20.42%	$894,250	21.58%	$944,205	22.73%	$1,001,652	24.05%
Total risk-based requirement	407,817	10.00	407,817	10.00	413,402	10.00	414,401	10.00	415,400	10.00	416,549	10.00
Excess	$208,235	5.11%	$157,235	3.86%	$430,894	10.42%	$479,849	11.58%	$528,805	12.73%	$585,103	14.05%
Common equity Tier 1 risk-based capital	$513,854	12.60%	$513,854	12.60%	$793,098	19.18%	$843,052	20.34%	$893,007	21.50%	$950,454	22.82%
Common equity Tier 1 risk-based requirement	265,081	6.50	265,081	6.50	268,711	6.50	269,361	6.50	270,010	6.50	270,757	6.50
Excess	$248,773	6.10%	$248,773	6.10%	$524,387	12.68%	$573,691	13.84%	$622,997	15.00%	$679,697	16.32%

(1)
Pro forma capital levels assume that the employee stock ownership plan purchases 3.92% of our total outstanding shares (including shares issued to Columbia Bank MHC and the Columbia Bank Foundation) with funds we lend and that one or more stock-based benefit plans purchases 1.96% of our total outstanding shares (including shares issued to Columbia Bank MHC) for restricted stock awards. Pro forma capital calculated under U.S. generally accepted accounting principles (“GAAP”) and regulatory capital have been reduced by the amount required to fund these plans. See “Our Management” for a discussion of the employee stock ownership plan. Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

(2)
Historical capital at September 30, 2017 has been reduced by approximately $51.0 million to reflect the redemption of outstanding trust preferred securities.

(3)
As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(4)
Tier 1 leverage capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

	Columbia Bank Historical at		Pro Forma at September 30, 2017, Based Upon the Sale in the Offering of(1)
	Actual as of September 30, 2017		32,028,350 Shares		37,680,412 Shares		43,332,474 Shares		49,832,345 Shares(2)
	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)	Amount	Percent of Assets(3)
	(Dollars in thousands)
Equity	$519,845	9.60%	$633,853	11.38%	$654,255	11.68%	$674,658	11.99%	$698,122	12.33%
Tier 1 leverage capital	$557,815	10.47%	$671,823	12.24%	$692,225	12.55%	$712,628	12.86%	$736,092	13.20%
Tier 1 leverage capital requirement	266,450	5.00	274,340	5.00	275,747	5.00	277,153	5.00	278,771	5.00
Excess	$291,365	5.47%	$397,483	7.24%	$416,478	7.55%	$435,475	7.86%	$457,321	8.20%
Tier 1 risk-based capital	$557,815	13.69%	$671,823	16.36%	$692,225	16.83%	$712,628	17.31%	$736,092	17.85%
Tier 1 risk-based requirement	325,980	8.00	328,505	8.00	328,955	8.00	329,405	8.00	329,923	8.00
Excess	$231,835	5.69%	$343,318	8.36%	$363,270	8.83%	$383,223	9.31%	$406,169	9.85%
Total risk-based capital	$608,971	14.95%	$722,979	17.61%	$743,381	18.08%	$763,784	18.55%	$787,248	19.09%
Total risk-based requirement	407,475	10.00	410,631	10.00	411,194	10.00	411,756	10.00	412,403	10.00
Excess	$201,496	4.95%	$312,348	7.61%	$332,187	8.08%	$352,028	8.55%	$374,845	9.09%
Common equity Tier 1 risk-based capital	$557,815	13.69%	$671,823	16.36%	$692,225	16.83%	$712,628	17.31%	$736,092	17.85%
Common equity Tier 1 risk-based requirement	264,859	6.50	266,910	6.50	267,276	6.50	267,642	6.50	268,062	6.50
Excess	$292,956	7.19%	$404,913	9.86%	$424,949	10.33%	$444,986	10.81%	$468,030	11.35%
Reconciliation of capital infused into Columbia Bank:
Proceeds contributed to Columbia Bank			$157,805		$185,936		$214,068		$246,420
Less common stock acquired by employee stock ownership plan			(29,198)		(34,351)		(39,503)		(45,429)
Less common stock acquired by stock-based benefit plans			(14,599)		(17,175)		(19,752)		(22,714)
Pro forma increase			$114,008		$134,410		$154,813		$178,277

(1)
Pro forma capital levels assume that the employee stock ownership plan purchases 3.92% of our total outstanding shares (including shares issued to Columbia Bank MHC and the Columbia Bank Foundation) with funds we lend and that one or more stock-based benefit plans purchases 1.96% of our total outstanding shares (including shares issued to Columbia Bank MHC) for restricted stock awards. Pro forma capital calculated under GAAP and regulatory capital have been reduced by the amount required to fund these plans. See “Our Management” for a discussion of the employee stock ownership plan. Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

(2)
As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3)
Tier 1 leverage capital levels are shown as a percentage of total adjusted assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

CAPITALIZATION
The following table presents the historical capitalization of Columbia Financial at September 30, 2017 and the capitalization of Columbia Financial reflecting the offering (referred to as the “pro forma capitalization”). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares under the proposed equity incentive plan.
	Columbia Financial Historical Capitalization at September 30, 2017	Pro Forma Consolidated Capitalization at September 30, 2017 of Columbia Financial Based Upon the Sale for $10.00 Per Share of
(Dollars in thousands)		32,028,350 Shares	37,680,412 Shares	43,332,474 Shares	49,832,345 Shares(1)
Deposits(2)	$4,123,428	$4,123,428	$4,123,428	$4,123,428	$4,123,428
Borrowings	733,043	733,043	733,043	733,043	733,043
Total deposits and borrowed funds	$4,856,471	$4,856,471	$4,856,471	$4,856,471	$4,856,471
Stockholders’ equity:
Preferred stock, $0.01 par value per share: 10,000,000 shares authorized; none to be issued	$—	$—	$—	$—	$—
Common stock, $0.01 par value per share: 500,000,000 shares authorized; shares to be issued as reflected	—	745	876	1,008	1,159
Additional paid-in capital(3)	—	337,009	397,085	457,160	526,247
Retained earnings	522,094	522,094	522,094	522,094	522,094
Less:
Expense of stock contribution to foundation	—	(22,345)	(26,289)	(30,232)	(34,767)
Plus:
Tax benefit of contribution to foundation	—	8,044	9,464	10,884	12,516
Less:
Tax effected write off of deferred issuance cost(4)(5)	—	(412)	(412)	(412)	(412)
Accumulated other comprehensive loss	(46,180)	(46,180)	(46,180)	(46,180)	(46,180)
Less:
Common stock acquired by employee stock ownership plan(6)	—	(29,198)	(34,351)	(39,503)	(45,429)
Common stock acquired by stock-based benefit plans(7)	—	(14,599)	(17,175)	(19,752)	(22,714)
Total stockholders’ equity	$475,914	$755,158	$805,112	$855,067	$912,514
Pro forma shares outstanding:
Total shares outstanding		74,484,536	87,628,866	100,773,196	115,889,175
Shares issued to Columbia Bank MHC		40,221,650	47,319,588	54,417,526	62,580,155
Shares issued to foundation		2,234,536	2,628,866	3,023,196	3,476,675
Shares offered for sale		32,028,350	37,680,412	43,332,474	49,832,345
Total stockholders’ equity as a percentage of pro forma total assets	8.77%	13.23%	13.98%	14.72%	15.56%

(1)
As adjusted to give effect to a 15% increase in the number of shares of common stock outstanding after the offering, which could occur due to an increase in the maximum of the independent valuation to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)
Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the offering. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)
The sum of the par value and additional paid-in capital equals the net offering proceeds. No effect has been given to the issuance of additional shares of common stock pursuant to stock options under one or more stock-based benefit plans that Columbia Financial expects to adopt. The plan of stock issuance permits Columbia Financial to adopt one or more stock benefit plans, subject to stockholder approval.

(4)
Reflects tax rate in effect at September 30, 2017. Actual benefit will be lower due to reduced corporate income tax rates as a result of the recent tax legislation.

(5)
Relates to the redemption of Columbia Financial’s outstanding trust preferred securities.

(6)
Assumes that 3.92% of the shares of common stock outstanding following the offering (including shares issued to Columbia Bank MHC and to the Columbia Bank Foundation) will be purchased by the employee stock ownership plan at a price of  $10.00 per share and that the funds used to acquire the employee stock ownership plan shares will be borrowed from Columbia Financial. The common stock acquired by the employee stock ownership plan is reflected as a reduction of stockholders’ equity. Columbia Bank is expected to provide the funds to repay the employee stock ownership plan loan. See “Our Management — Benefit Plans and Agreements.”

(7)
Assumes that subsequent to the offering, 1.96% of the shares of common stock issued in the offering (including shares of common stock issued to Columbia Bank MHC and to the Columbia Bank Foundation) are purchased by Columbia Financial for stock awards under one or more stock-based benefit plans in the open market. The shares of common stock to be purchased by the stock-based benefit plans are reflected as a reduction of stockholders’ equity. See “Pro Forma Data” and “Our Management.” The plan of stock issuance permits Columbia Financial to adopt one or more stock-based benefit plans that award stock or stock options. The stock-based benefit plans will not be implemented for at least six months after the offering and until they have been approved by stockholders.

PRO FORMA DATA
The following tables illustrate the pro forma impact of the offering on our net income and stockholders’ equity based on the sale of common stock at the minimum, midpoint, maximum and adjusted maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions, although actual expenses may vary from these estimates:
•
All of the shares of common stock will be sold in the subscription and community offerings;

•
Our employee stock ownership plan will purchase a number of shares equal to 3.92% of our outstanding shares following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation) with a loan from Columbia Financial that will be repaid in equal installments over 20 years;

•
We will pay Sandler O’Neill & Partners, L.P. a fee equal to 0.50% of the aggregate amount of common stock sold in the subscription and community offerings, except that no fee will be paid with respect to shares purchased by our employee stock ownership plan and by our officers, directors and employees or members of their immediate families;

•
Total expenses of the offering, excluding selling agent commissions and expenses, will be approximately $3.1 million; and

•
We will contribute 3.0% of our outstanding shares of common stock to the Columbia Bank Foundation.

We calculated pro forma consolidated net income for the year ended September 30, 2017, as if the estimated net investable proceeds had been invested at an assumed interest rate of 1.92% (1.23% on an after-tax basis using an assumed tax rate of 36%). This represents the yield on the five-year United States Treasury Note at September 30, 2017 which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal regulators.
We calculated historical and pro forma per share amounts by dividing historical and pro forma consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We computed per share amounts as if the shares of common stock were outstanding at the beginning of the period, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.
The pro forma tables give effect to the implementation of an equity incentive plan. Subject to the receipt of stockholder approval, we have assumed that the equity incentive plan will acquire for restricted stock awards a number of shares of common stock equal to 1.96% of our outstanding shares of common stock following the offering at the same price for which they were sold in the offering. We assume that shares of common stock are granted under the plans in awards that vest over a five-year period.
We have also assumed that options to acquire shares of common stock equal to 4.90% of our outstanding shares of common stock following the offering will be granted under the equity incentive plan. In preparing the tables below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of 10 years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of  $2.80 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 13.81% for the shares of common stock, a dividend yield of 0.0%, an expected option life of 10 years and a risk-free interest rate of 2.33%.
We may grant options and award shares of common stock under an equity incentive plan in excess of 4.90% and 1.96%, respectively, of our outstanding shares (including shares issued to Columbia Bank MHC and our charitable foundation) if the equity incentive plan is adopted more than one year following the offering. In addition, we may grant options and award shares that vest sooner than over a five-year period if the equity incentive plan is adopted more than one year following the offering.

As discussed under the section of this prospectus entitled “Use of Proceeds,” we intend to contribute 50.0% of the net offering proceeds to Columbia Bank, redeem the $50.0 million in trust preferred securities that we issued in August 2004, contribute shares of our common stock to our charitable foundation and fund a loan to the employee stock ownership plan with a portion of the net proceeds. We intend to retain the rest of the proceeds for future use.
The pro forma table does not give effect to:
•
withdrawals from deposit accounts to purchase shares of common stock in the offering;

•
our results of operations after the offering;

•
the decrease in the federal corporate tax rate from 35% to 21%, effective January 1, 2018, under the recently enacted Tax Cuts and Jobs Act; or

•
changes in the market price of the shares of common stock after the offering.

The following pro forma information may not represent the financial effects of the offering at the date on which the offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with generally accepted accounting principles. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated Columbia Financial.

	At or For the Year Ended September 30, 2017
	Based Upon the Sale at $10.00 Per Share of
(Dollars in thousands, except per share amounts)	32,028,350 Shares at Minimum of Offering Range	37,680,412 Shares at Midpoint of Offering Range	43,332,474 Shares at Maximum of Offering Range	49,832,345 Shares at Adjusted Maximum of Offering Range(1)
Pro forma market capitalization	$342,629	$403,093	$463,557	$533,090
Gross proceeds of the offering	320,284	376,804	433,325	498,323
Less expenses	(4,675)	(4,932)	(5,189)	(5,484)
Estimated net proceeds	315,609	371,872	428,136	492,839
Less: Funding of Columbia Bank MHC	(200)	(200)	(200)	(200)
Less: Common stock acquired by ESOP(2)	(29,198)	(34,351)	(39,503)	(45,429)
Less: Common stock award under equity incentive plan(3)	(14,599)	(17,175)	(19,752)	(22,714)
Estimated net proceeds, as adjusted	271,612	320,146	368,681	424,496
Less: Trust preferred securities redeemed	(50,000)	(50,000)	(50,000)	(50,000)
Net investable proceeds	$221,612	$270,146	$318,681	$374,496
For the year ended September 30, 2017
Consolidated net income:
Historical(4)	$31,072	$31,072	$31,072	$31,072
Pro forma income on net investible proceeds	2,723	3,320	3,916	4,602
Interest expense on trust preferred securities redeemed	2,673	2,673	2,673	2,673
Employee stock ownership plan(2)	(934)	(1,099)	(1,264)	(1,454)
Shares granted under stock-based benefit plans(3)	(1,869)	(2,198)	(2,528)	(2,907)
Options granted under stock-based benefit plans(5)	(1,860)	(2,188)	(2,516)	(2,894)
Pro forma net income	$31,805	$31,580	$31,353	$31,092
Earnings per share:
Historical	$0.43	$0.37	$0.32	$0.28
Pro forma income on net investible proceeds	0.04	0.04	0.04	0.04
Interest expense on trust preferred securities redeemed	0.04	0.03	0.03	0.03
Employee stock ownership plan(2)	(0.01)	(0.01)	(0.01)	(0.01)
Shares granted under stock-based benefit plans(3)	(0.03)	(0.03)	(0.03)	(0.03)
Options granted under stock-based benefit plans(5)	(0.03)	(0.03)	(0.03)	(0.03)
Pro forma earnings per share	$0.44	$0.37	$0.32	$0.28
Offering price to pro forma earnings per share	22.73x	27.03x	31.25x	37.51x
Number of shares used in earnings per share calculations(2)	71,710,732	84,365,567	97,020,402	111,573,462
At September 30, 2017
Stockholders’ equity:
Historical(4)	$475,914	$475,914	$475,914	$475,914
Estimated net proceeds after capitalization of MHC	315,409	371,672	427,936	492,639
Less: Tax effected write-off of deferred issuance cost	(412)	(412)	(412)	(412)
Plus: Market value of shares issued to foundation	22,345	26,289	30,232	34,767
Less: Expense of contribution to stock to foundation	(22,345)	(26,289)	(30,232)	(34,767)
Plus: Tax benefit of contribution to foundation	8,044	9,464	10,884	12,516
Less: Common stock acquired by ESOP(2)	(29,198)	(34,351)	(39,503)	(45,429)
Less: Common stock acquired by stock-based benefit plans(3)	(14,599)	(17,175)	(19,752)	(22,714)
Pro forma stockholders’ equity(6)	755,158	805,112	855,067	912,514
Goodwill	(5,716)	(5,716)	(5,716)	(5,716)
Pro forma tangible stockholders’ equity	$749,442	$799,396	$849,351	$906,798
Stockholders’ equity per share:
Historical	$6.39	$5.43	$4.72	$4.10
Estimated net proceeds after capitalization of MHC	4.23	4.24	4.25	4.25
Less: Tax effected write-off of deferred issuance cost	(0.00)	(0.00)	(0.00)	(0.00)
Plus: Market value of shares issued to foundation	0.30	0.30	0.30	0.30
Less: Expense of contribution to foundation	(0.30)	(0.30)	(0.30)	(0.30)
Plus: Tax benefit of contribution to foundation	0.11	0.11	0.11	0.11
Less: Common stock acquired by ESOP(2)	(0.39)	(0.39)	(0.39)	(0.39)
Less Common stock award under equity incentive plan(3)	(0.20)	(0.20)	(0.20)	(0.20)
Pro forma tangible stockholders’ equity per share(6)	10.14	9.19	8.49	7.87
Goodwill	(0.08)	(0.07)	(0.06)	(0.05)
Pro forma tangible stockholders’ equity per share	$10.06	$9.12	$8.43	$7.82
Offering price as a percentage of pro forma stockholders’ equity per share	98.62%	108.81%	117.79%	127.06%
Offering price as a percentage of pro forma tangible stockholders’ equity per share	99.40%	109.65%	118.62%	127.88%
Number of shares outstanding for pro forma equity per share calculations	74,484,536	87,628,866	100,773,196	115,889,175
(footnotes begin on following page)

(1)
As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering, which could occur due to an increase in the maximum of the independent valuation as a result of demand for the shares or changes in market conditions following the commencement of the offering.

(2)
It is assumed that 3.92% of the shares outstanding following the completion of the offering will be purchased by the employee stock ownership plan at a price of  $10.00 per share. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the employee stock ownership plan from Columbia Financial. The amount to be borrowed is reflected as a reduction of stockholders’ equity. Columbia Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. Columbia Bank’s total annual payment of the employee stock ownership plan debt is based upon 20 equal annual installments of principal and interest. The pro forma net earnings information makes the following assumptions: (i) Columbia Bank’s contribution to the employee stock ownership plan is equivalent to the debt service requirement for the period presented and was made at the end of the period; (ii) the employee stock ownership plan acquires 2,919,793, 3,435,051, 3,950,309 and 4,542,855 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range; (iii) 145,990, 171,753, 197,515 and 227,143 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range (based on a 20-year loan term), were committed to be released during the year ended September 30, 2017 at an average fair value equal to the price for which the shares are sold in the offering; and (iv) only the employee stock ownership plan shares committed to be released were considered outstanding for purposes of the net earnings per share calculations, resulting in a reduction from total outstanding shares (which is also the number of shares outstanding for pro forma equity per share calculations) of 2,773,803, 3,263,298, 3,752,794 and 4,315,712 shares, respectively, at the minimum, midpoint, maximum and adjusted maximum of the offering range, to determine the number of shares outstanding for earnings per share calculations.

(3)
Gives effect to one or more stock-based benefit plans expected to be adopted following the offering. We have assumed that these plans acquire a number of shares of common stock equal to 1.96% of the shares issued in the offering (including shares issued to Columbia Bank MHC and contributed to the Columbia Bank Foundation). Funds used by the stock-based benefit plans to purchase the shares will be contributed to the plan by Columbia Financial. In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the shares were acquired by the plan in open market purchases at the beginning of the year presented for a purchase price equal to the price for which the shares are sold in the offering, and that 20% of the amount contributed was an amortized expense (based upon a five-year vesting period) during the year ended September 30, 2017. The actual purchase price of the shares granted under the stock-based benefit plans may not be equal to the offering price of  $10.00 per share. If shares are acquired from the issuance of authorized but unissued shares of common stock of Columbia Financial, there would be a dilutive effect of up to 1.92% on the ownership interest of persons who purchase common stock in the offering.

(4)
Derived from Columbia Financial’s financial statements for the year ended September 30, 2017 included elsewhere in this prospectus.

(5)
Gives effect to one or more stock-based benefit plans expected to be adopted following the offering. We have assumed that options will be granted to acquire common stock equal to 4.90% of the shares of common stock issued in the offering (including shares of common stock issued to Columbia Bank MHC and contributed to the Columbia Bank Foundation). In calculating the pro forma effect of the stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the stock at the date of grant were $10.00 per share, the estimated grant-date fair value pursuant to the application of the Black-Scholes option pricing model was $2.80 for each option, the aggregate grant-date fair value of the stock options was amortized to expense on a straight-line basis over a five-year vesting period of the options, and that 25% of the amortization expense (the assumed portion relating to options granted to directors) resulted in a tax benefit using an assumed tax rate of 36%. Under the above assumptions, the adoption of stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. The actual exercise price of the stock options may not be equal to the $10.00 price per share. If all or a portion of the shares issued to satisfy the exercise of options under stock-based benefit plans are obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share will decrease. This will also have a dilutive effect of up to 4.7% on the ownership interest of persons who purchase common stock in the offering.
(6)
The retained earnings of Columbia Bank will continue to be substantially restricted after the offering. See “Regulation — Federal Banking Regulation.”

OUR BUSINESS
General
Columbia Financial is a Delaware corporation that was organized in March 1997 in connection with the mutual holding company reorganization of Columbia Bank. Columbia Financial is the holding company of Columbia Bank, a federally chartered stock savings bank. Columbia Bank MHC was also organized in March 1997 under the laws of the United States. In connection with the reorganization, Columbia Financial became the wholly owned subsidiary of Columbia Bank MHC. Columbia Bank MHC’s only business activity is the ownership of Columbia Financial, Inc.’s capital stock. Accordingly, the information set forth in this prospectus, including the consolidated financial statements and related financial data, relates primarily to Columbia Financial.
Columbia Bank is a federally chartered savings bank founded in 1927. We serve the financial needs of our depositors and the local community as a community-minded, customer service-focused institution. We offer traditional financial services to consumers and businesses in our market areas. We attract deposits from the general public and use those funds to originate a variety of loans, including commercial real estate and multifamily loans, commercial business loans, one- to four-family real estate loans, home equity loans, construction loans and consumer loans. We offer title insurance through our wholly owned subsidiary, First Jersey Title Services, Inc. Wealth management services are offered through a third party relationship.
Market Area
We are headquartered in Fair Lawn, New Jersey. We currently operate 48 full-service banking offices in ten of New Jersey’s 21 counties. In addition, First Jersey Title Services, Inc., a wholly owned subsidiary of Columbia Bank, operates in one of our offices in Fair Lawn, New Jersey. We periodically evaluate our network of banking offices to optimize the penetration in our market area. Our business strategy currently includes opening new branches in and around our market area, which may include neighboring states.
We consider our market area to be the State of New Jersey and the suburbs surrounding both the New York City and Philadelphia metropolitan areas. This area has historically benefitted from having a large number of corporate headquarters and a concentration of financial services-related industries located within it. The area benefits from having a well-educated employment base and the diversity provided by a large number of industrial, service, retail and high technology businesses. Other employment is provided by a variety of wholesale trade, manufacturing, federal, state and local governments, hospitals and utilities.
According to a 2016 census projection, the population of our ten-county primary market area totaled approximately six million. The population in our ten county market area has increased by 1.7% from 2010 to 2016. According to S&P Global, the weighted average median household income for 2017 for the ten New Jersey counties that we operate in was $82,771. By contrast, national median household income for 2017 was $57,462 and the State of New Jersey was $75,854. The unemployment rate, not seasonally adjusted, for the State of New Jersey was 4.8% in September 2017, which was higher than the national unemployment rate of 4.1% in September 2017.
Competition
We face significant competition in attracting deposits. Many of the nation’s largest financial institutions operate in our market area. Our most direct competition for deposits has historically come from the many banks, thrift institutions and credit unions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms and insurance companies. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities.
Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities companies, financial technology companies, specialty finance firms and technology companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.
Lending Activities
We offer a variety of loans, including commercial, residential and consumer loans. Our commercial loan portfolio includes commercial real estate and multifamily loans, commercial business loans and construction loans. Our residential loan portfolio includes one- to four-family residential real estate loans and one- to four-family residential construction loans. Our consumer loan portfolio primarily includes home equity loans and advances.
In the future, we intend to continue to emphasize commercial lending. We will continue to proactively monitor and manage existing credit relationships. During the year ended September 30, 2017, we continued to invest in our lending staff, technology and processes to position Columbia Bank for growth. Specifically, in the past year, we have hired additional lenders with significant experience in our market area to expand our commercial real estate and commercial and industrial lending efforts.
Commercial Real Estate and Multifamily Loans.   We originate mortgage loans for the acquisition and refinancing of nonresidential real estate and multifamily properties. At September 30, 2017, commercial real estate and multifamily loans totaled $1.8 billion, or 41.9% of our total loan portfolio. Of this amount, $1.3 billion, or 71.1%, consisted of commercial real estate loans and $526.7 million, or 28.9%, consisted of multifamily loans. Our commercial real estate and multifamily loan portfolio is comprised of loans for the purchase, financing and/or refinancing of commercial real estate and the financing of income-producing real estate. These loans are generally non-owner-occupied properties in which 50% or more of the primary source of repayment is derived from rental income from unaffiliated third-parties. Our commercial real estate loans include loans secured by office buildings, retail shopping centers, medical office buildings, industrial/warehouses, hotels, assisted-living facilities and similar commercial properties. Our multifamily loans include loans primarily to finance apartment buildings located in the State of New Jersey.
We offer both fixed and adjustable rate commercial real estate and multifamily loans. We originate commercial real estate and multifamily loans generally for terms of up to ten years and with payments generally based on an amortization schedule of up to 25 years for commercial properties and up to 30 years for multifamily properties. Our fixed rate loans are typically based on either the Federal Home Loan Bank of New York’s borrowing rate or the U.S. Treasury rate and generally are fixed up to a ten-year period.
When making commercial real estate and multifamily loans, we consider the financial statements and tax returns of the borrower, the borrower’s payment history of its debt, the debt service capabilities of the borrower, the projected cash flows of the real estate, leases for any of the tenants located at the collateral property and the value of the collateral and the strength of the guarantors, if any.
As of September 30, 2017, the average outstanding loan balance within our commercial real estate loan portfolio totaled $1.8 million and the average loan balance within our multifamily loan portfolio was $2.5 million. As of September 30, 2017, our largest commercial real estate loan was a $24.8 million loan to refinance a retail property anchored by a supermarket located in Bergen County, New Jersey. The loan is well collateralized and was performing in accordance with its original terms at September 30, 2017. At September 30, 2017, our largest multifamily loan was a $20.7 million loan to refinance an apartment building located in Bergen County, New Jersey. The loan is well collateralized and was performing in accordance with its original terms at September 30, 2017.
One- to Four-Family Residential Loans.   We offer fixed-rate and adjustable-rate residential mortgage loans. Our fixed-rate mortgage loans have terms of up to 30 years. At September 30, 2017, one- to four-family residential loans totaled $1.6 billion, or 36.3% of our total loan portfolio. We also offer adjustable-rate mortgage loans with interest rates and payments that adjust annually after an initial fixed period of up to seven years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the U.S. Treasury Security Index. Our adjustable-rate single-family residential real estate loans generally have a cap of 2% on any increase or decrease in the interest rate at any adjustment date, and a maximum adjustment limit of 5% on any such increase or decrease over the life of the loan. To increase the originations of adjustable-rate loans, we have been originating loans that bear a fixed interest rate for a period of up to seven years (but historically as long as ten years) after which they convert to one-year adjustable-rate loans. Our adjustable-rate loans require that any payment adjustment resulting from a change in the interest rate be sufficient to result in full amortization of the loan by the end of the loan term and, thus, do not permit any of the increased payment to be added to the principal amount of the loan, creating negative amortization. Although we offer adjustable-rate loans with initial rates below the fully indexed rate, loans tied to the one-year constant maturity treasury are underwritten using methods approved by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) or the Federal National Mortgage Association (“Fannie Mae”). We do not offer loans with negative amortization and we do not currently offer interest-only loans.
Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. At September 30, 2017, fixed-rate mortgage loans totaled approximately $1.3 billion and adjustable-rate mortgage loans totaled approximately $265.0 million. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.
While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.
It is our general policy not to make high loan-to-value loans (defined as loans with a loan-to-value ratio of 80% or more) without private mortgage insurance. The maximum loan-to-value ratio we generally permit is 95% with private mortgage insurance, although occasionally we do originate loans with loan-to-value ratios as high as 97.75% under special loan programs, including our first-time home owner loan program. We require all properties securing mortgage loans to be appraised by an independent appraiser approved by our board of directors. We require title insurance on all purchase money and refinance mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.
As of September 30, 2017, the average outstanding loan balance within our one- to four-family residential real estate loan portfolio was $285 thousand. As of September 30, 2017, our largest one- to four-family residential real estate loan was a $5.5 million loan secured by a residential property located in Bergen County, New Jersey. The loan is well collateralized and was performing in accordance with its original terms at September 30, 2017.
Commercial Business Loans.   We make commercial business loans in our market area to a variety of professionals, sole proprietorships, partnerships and corporations. We offer a variety of commercial lending products such as secured and unsecured loans that include term loans for equipment financing and for business acquisitions, working capital loans, inventory financing and revolving lines of credit. In most cases, fixed-rate loans have terms up to ten years and are fully amortizing. Revolving lines of credit generally will have adjustable rates of interest and will be extended for periods of up to 24 months to support inventory and accounts receivable fluctuations and are subject to annual review and renewal. Business loans with variable rates of interest adjust on a daily basis and are generally indexed to the prime rate as published in The Wall Street Journal, although other indices such as LIBOR may be used. Unsecured commercial business lending is generally considered to involve a higher degree of risk than secured lending. Risk of loss on an unsecured commercial business loan is dependent largely on the borrower’s ability to remain financially able to repay the loan out of ongoing operations. If our estimate of the borrower’s financial ability is inaccurate, we may be confronted with a loss of principal on the loan.

In making commercial business loans, we consider a number of factors, including the financial condition of the borrower, the nature of the borrower’s business, economic conditions affecting the borrower, our market area, the management experience of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the collateral. Commercial loans are generally secured by a variety of collateral, including equipment, machinery, inventory and accounts receivable, and may be supported by personal guarantees.
We also originate commercial business and real estate loans under the Small Business Administration (“SBA”) program. Loans originated under this program are partially guaranteed by the SBA and are underwritten within the guidelines set forth by the SBA. As of September 30, 2017, the outstanding balance of our SBA loans was $17.1 million, which is included in the secured and unsecured amounts discussed above. We historically hold all SBA loans in our portfolio and have not sold any portion of our originated SBA loans.
As of September 30, 2017, the average outstanding loan balance within our commercial business loan portfolio (excluding lines of credit with no outstanding balance) was $350 thousand. At September 30, 2017, our largest commercial business loan was an $18.5 million loan to an automobile dealership located in Passaic County, New Jersey, and was secured by real estate and business assets. The loan was performing in accordance with its original terms at September 30, 2017.
Construction Loans.   We originate commercial construction loans primarily to professional builders for the construction and acquisition of personal residences, apartment buildings, retail, industrial/warehouse, office buildings and special purpose facilities. We will originate construction loans on unimproved land in amounts typically up to 65% of the lower of the appraised value or the cost of the land. We also originate loans for site improvements and construction costs in amounts generally up to 75% of as completed appraised value. Our construction loans generally provide for the payment of interest only during the construction phase, which is usually six to 36 months. Many of our commercial construction loans are structured to convert to permanent financing upon completion and stabilization. Commercial real estate construction loans are typically based upon the prime rate as published in The Wall Street Journal or LIBOR. At September 30, 2017, we had $197.7 million in construction loans for commercial development.
Before making a commitment to fund a construction loan, we require an appraisal of the property by a licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspections based on the work completed.
Construction lending generally involves a higher degree of risk than permanent mortgage lending because funds are advanced upon the security of the project under construction prior to its completion. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower or guarantor to repay the loan. Because of these factors, the analysis of prospective construction loan projects requires an expertise that is different in significant respects from that which is required for residential lending. We have addressed these risks through our underwriting procedures. Additionally, we have attempted to minimize the foregoing risks by, among other things, limiting our construction lending to experienced developers, by limiting the amount of speculative construction projects and requiring executed agreements of sales as conditions for draws of the commercial construction loans. When making commercial construction loans, we consider the financial statements of the borrower, the borrower’s payment history, the projected cash flows from the proposed real estate collateral, and the value of the collateral. In general, our real estate construction loans are typically guaranteed by the principals of the borrowers. We consider the financial statements and tax returns of the guarantors, along with the guarantors’ payment history, when underwriting a commercial construction loan.
As of September 30, 2017, the average outstanding loan balance within our commercial construction loan portfolio was $2.1 million. At September 30, 2017, our largest commercial construction loan exposure had an outstanding balance of  $12.6 million, with a committed amount of  $22.4 million, and was made to finance a portion of a multifamily complex with retail units located in Monmouth County, New Jersey. The loan was performing in accordance with its original terms at September 30, 2017.

We also originate residential construction loans primarily on a construction-to-permanent basis with such loans converting to an amortizing loan following the completion of the construction phase. Most of our residential construction loans are made to individuals building a personal residence. At September 30, 2017, residential construction loans totaled $20.7 million, or 0.5%, of total loans outstanding. Construction lending, by its nature, entails additional risks compared to one-to-four-family mortgage lending, attributable primarily to the fact that funds are advanced based upon a security interest in a project which is not yet complete. We address these risks through our underwriting policies and procedures and our experienced staff.
Home Equity Loans and Advances.   We offer consumer home equity loans and advances that are secured by one- to four-family residential real estate, where we may be in a first or second lien position. Historically, we offered home equity loans and advances with a lien junior to second position and some of these junior loans still reside in the loan portfolio at September 30, 2017. Historically, we also offered adjustable-rate home equity loans with fixed terms, although we no longer offer these loans. We generally offer home equity loans and advances with a maximum combined loan-to-value ratio of 80%. At September 30, 2017, home equity loans and advances totaled $465.0 million, or 10.7% of our total loan portfolio. Home equity loans have fixed rates of interest and are originated with terms of generally up to 30 years. Home equity advances have adjustable rates and are based upon the prime rate as published in The Wall Street Journal. Home equity advances can have repayment schedules of both principal and interest or interest only paid monthly. We held a first mortgage position on approximately 46.2% of the homes that secured our home equity loans and advances at September 30, 2017.
The procedures for underwriting consumer home equity loans and advances include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral to the proposed loan amount. Home equity loans and advances are underwritten with a lien and judgment search rather than title insurance.
Other Consumer Loans.   At September 30, 2017, other consumer loans totaled $1.3 million. We offer a variety of other consumer loans, including loans for automobiles, personal loans and unsecured lines of credit. Our unsecured lines of credit bear a substantially higher interest rate than our secured loans and lines of credit.
For more information on our loan commitments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity Risk.”
Credit Risks.
Commercial Real Estate and Multifamily Loans.   Loans secured by commercial real estate and multifamily loans generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial real estate and multifamily lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the property that secures the loan. Additional considerations include: location, market and geographic concentrations, loan-to-value ratio, strength of guarantors and quality of tenants. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and rent rolls where applicable. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower, when applicable, and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2x and a loan-to-value no greater than 75% for commercial properties and no greater than 80% for multifamily properties. An environmental report is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.
Residential Real Estate Loans.   While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, the increased mortgage payments required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits on such loans.
Commercial Business Loans.   Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise, may fluctuate in value and may depend on the borrower’s ability to collect receivables.
Construction Loans.   Loans made to facilitate construction are primarily short term loans used to finance the construction of an owner-occupied residence or income producing assets. Generally, upon stabilization or upon completion and issuance of a certificate of occupancy, these loans often convert to permanent loans with long-term amortization. Payments during construction consist of an interest-only period funded generally by borrower equity. As these loans represent higher risk, each project is monitored for progress throughout the life of the loan, and loan funding occurs through borrower draw requests. These requests are compared to project milestones and progress is verified by independent inspectors engaged by us.
Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property’s value at completion of construction or development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, business conditions may dictate that we advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a project having a value which is insufficient to assure full repayment.
Home Equity Loans and Advances.   Consumer home equity loans and advances are loans secured by one- to four-family residential real estate, where we may be in a first or junior lien position. In each instance, the value of the property is determined and the loan is made against identified equity in the market value of the property. When a residential mortgage is not present on the property, a first lien position is secured against the property. In cases where a mortgage is present on the property, a junior lien position is established, subordinated to the first mortgage. As these subordinated liens represent higher risk, loan collection becomes more influenced by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.
Other Consumer Loans.   Unlike consumer home equity loans, these loans are either unsecured or secured by rapidly depreciating assets such as autos. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and, therefore, are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.
Loan Originations and Purchases.   Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers and other business contacts, including attorneys, accountants and other professionals. Residential mortgage loans are also sourced through mortgage brokers, although such loans are underwritten by Columbia Bank in accordance with its underwriting standards.

Occasionally, we purchase participation interests in loans to supplement our lending portfolio. Loan participations totaled $17.7 million at September 30, 2017 and were comprised of commercial real estate and construction loans. Loan participations are subject to the same credit analysis and loan approvals as loans which we originate. We review all of the documentation relating to any loan in which we participate. However, for participation loans, we do not service the loan and, thus, are subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings.
Loan Approval Procedures and Authority.   Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by management and policies approved by our board of directors. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s experience and tenure. All unsecured commercial loans exposures greater than $5 million and all secured commercial loan exposures greater than $10 million must be approved by a Senior Loan Committee, which is comprised of personnel from the Executive, Credit, Finance and Lending departments.
Loans to One Borrower.   The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our capital and reserves. At September 30, 2017, our regulatory limit on loans to one borrower was $91.4 million. At September 30, 2017, the total exposure with our largest lending relationship was $77.5 million and was comprised of ten loans to related borrowers. The loans associated with this relationship were performing in accordance with the original terms at September 30, 2017. We had a total of ten lending relationships in excess of  $50.0 million as of September 30, 2017.
As a result of the proceeds we receive from the offering, our capital levels will increase and we will have a higher regulatory limit on loans to one borrower. Following the completion of the offering, we will consider implementing an internal limit on loans to one borrower that will be lower than our new increased regulatory limit but which will allow us to continue to maintain and expand our largest lending relationships.
Loan Commitments.   We issue commitments for fixed and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days.
Delinquent Loans.   We identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectability. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan as well as a shortfall in collateral value may result in a write down to management’s estimate of net realizable value. The collateral or cash flow shortfall on all secured loans is charged-off when the loan becomes 90 days delinquent or earlier if management believes the collectability of the loan is unlikely. In the case of unsecured loans, the entire balance deemed uncollectable is charged-off when the loan becomes 90 days delinquent. For more information on how we address credit risk, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Management.”
Investment Activities
We maintain an investment securities portfolio that consists of U.S. government and agency obligations, mortgage-backed securities and collateralized mortgage obligations (“CMOs”), municipal obligations, corporate debt securities, trust preferred securities and equity securities. We classify our investment securities as either held to maturity or available for sale. Management determines the appropriate classification of securities at the time of purchase. If we have the intent and the ability to hold the securities until maturity, they are classified as “held to maturity.” These securities are stated at amortized cost and adjusted for amortization of premiums and accretion of discounts over the estimated lives of the securities using the level-yield method. Securities in the “available-for-sale” category are those for which we do not have the intent at purchase to hold to maturity. These securities are reported at fair value with any unrealized appreciation or depreciation, net of tax effects, reported as a separate component of accumulated other comprehensive income.

Mortgage-backed securities are a type of asset-backed security that is secured by a mortgage, or a collection of mortgages. These securities usually pay periodic payments that are similar to coupon payments. The contractual cash flows of investment securities in government sponsored enterprises’ mortgage-backed securities are debt obligations of Freddie Mac and Fannie Mae, both of which are currently under the conservatorship of the Federal Housing Finance Agency. The cash flows related to Government National Mortgage Association (“Ginnie Mae”) securities are direct obligations of the U.S. Government. Mortgage-backed securities are also known as mortgage pass-throughs. CMO structures pool mortgage-backed securities and redistribute principal and interest payments to predetermined groups (classes) of investors. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds’ prospectuses.
At September 30, 2017, 85.0% of the available-for-sale investment portfolio was comprised of mortgage-backed securities and CMOs issued by Freddie Mac, Fannie Mae and Ginnie Mae. These securities are guaranteed by the issuing agency and backed by residential and multifamily mortgages. These securities are comprised of fixed rate, adjustable-rate and hybrid securities that bear a fixed rate for a specific term and thereafter, to the extent they are not pre-paid, adjust periodically. At September 30, 2017, corporate debt securities comprised the next largest segment of the available-for-sale portfolio, totaling $49.5 million, or 8.9% of the portfolio. At September 30, 2017, the remainder of our available-for-sale investment portfolio consisted of U.S. Treasury notes, trust preferred securities, equities and municipal obligations, which comprised 4.5%, 0.8%, 0.6% and 0.2%, respectively, of the portfolio.
There were no securities held-to-maturity at September 30, 2016. During fiscal 2017, we transferred certain available-for-sale securities with an amortized cost of  $103.7 million and a fair value of $103.3 million to our held-to-maturity portfolio, largely because of the nature of the securities, which were community investment related mortgage-backed securities issued by government agencies, or due to their longer durations, and purchased an additional $30.5 million of held-to-maturity securities.
To mitigate the credit risk related to our investment securities portfolio, we primarily invest in agency and highly-rated securities. As of September 30, 2017, approximately 91.5% of the total portfolio consisted of direct government obligations or government sponsored enterprise obligations, approximately 7.1% of the investment portfolio was rated at least investment grade and approximately 1.4% of the investment portfolio was not rated. Securities not rated consist primarily of short-term municipal bond anticipation notes, private placement municipal notes issued and guaranteed by local municipal authorities, one subordinated debt issued by a financial institution holding company and equity securities.
Deposit Activities and Other Sources of Funds
General.   Deposits, borrowings and loan and investment repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan and investment repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.
Deposit Accounts.   Deposits are primarily attracted from within our market area through the offering of a broad selection of deposit products, including non-interest bearing demand deposits (such as individual checking accounts and commercial checking accounts), interest-bearing demand accounts (such as interest checking accounts and municipal accounts), savings accounts, money market accounts and certificates of deposit. We have not historically utilized brokered deposits.
Our three primary categories of deposit customers consist of retail or individual customers, businesses and municipalities. Our business banking deposit products include a commercial checking account and a checking account specifically designed for small businesses. Additionally, we offer cash management services, including remote deposit, lockbox service and sweep accounts.
Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, the rates on borrowings, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits.

Borrowings.   We have the ability to utilize advances from the Federal Home Loan Bank of New York to supplement our liquidity. As a member, we are required to own capital stock in the Federal Home Loan Bank of New York and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets, provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. We also utilize securities sold under agreements to repurchase and overnight repurchase agreements, along with the Federal Reserve Bank’s discount window and Federal Funds lines with correspondent banks, to supplement our supply of investable funds and to meet deposit withdrawal and contingency funding requirements. To secure our borrowings, we generally pledge securities and/or loans. The types of securities pledged for borrowings include, but are not limited to, government-sponsored enterprises (“GSE”) notes and government agency mortgage-backed securities and CMOs. The types of loans pledged for borrowings include, but are not limited to, one- to four-family real estate mortgage loans, home equity loans and commercial real estate mortgages. At September 30, 2017, we had a combined maximum borrowing capacity from the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York of  $1.9 billion.
Personnel
As of September 30, 2017, we had 526 full-time employees and 153 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.
Subsidiaries
Columbia Financial’s sole banking subsidiary is Columbia Bank. Columba Financial also owns all of the common stock of a Delaware statutory business trust, Columbia Capital Trust I. The capital trust is unconsolidated and its only material asset is a $50 million trust preferred security related to the junior subordinated debentures reported in the consolidated financial statements included as part of this prospectus.
Columbia Bank’s active subsidiaries are as follows:
First Jersey Title Services, Inc., a title insurance agency that we acquired in 2002. At September 30, 2017, total assets were approximately $16.5 million. For the year ended September 30, 2017, First Jersey Title Services, Inc. had net income of approximately $237 thousand.
1901 Commercial Management Co. LLC, which was established in 2009 to hold commercial other real estate owned, and 1901 Residential Management Co. LLC, which was established in 2009 to hold residential other real estate owned At September 30, 2017, these subsidiaries held $11.7 million and $10.1 million in total assets, respectively.
2500 Broadway Corp. is a passive investment company that holds an investment in CSB Realty Corp. At September 30, 2017, total assets were approximately $1.9 billion.
CSB Realty Corp., which is a majority owned subsidiary of 2500 Broadway Corp. CSB Realty Corp. is a real estate investment trust which holds commercial real estate, mortgage and home equity loans for investment. At September 30, 2017, total assets were approximately $1.5 billion.
Columbia Bank also currently maintains three inactive subsidiaries: (i) Columbia Investment Services, Inc., (ii) Real Estate Management Corp, LLC and (iii) Plaza Financial Services, Inc.
Legal Proceedings
We are involved in routine legal proceedings in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to our financial condition, results of operations and cash flows.
Properties
We conduct our business through our main office and 48 branch offices located in Bergen, Passaic, Morris, Essex, Union, Middlesex, Monmouth, Burlington, Camden and Gloucester Counties, New Jersey. We own 23 properties and lease the other 25 properties. First Jersey Title Services, Inc. operates within one of our branch facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and notes to the consolidated financial statements that appear at the end of this prospectus.
Executive Summary
Our primary source of pre-tax income is net interest income. Net interest income is the difference between the income we earn on our loans and investment securities and the interest we pay on our deposits and borrowings. Changes in levels of interest rates as well as the balances of interest-earning assets and interest-bearing liabilities affect our net interest income.
A secondary source of income is non-interest income, which is revenue we receive from providing products and services. Traditionally, the majority of our non-interest income has come from service charges, loan fees, interchange income, gains on sales of loans and securities, revenue from mortgage servicing, income from bank-owned life insurance and fee income from title insurance and wealth management businesses.
The non-interest expense we incur in operating our business consists of salaries and employee benefits expenses, occupancy expenses, depreciation, amortization and maintenance expenses and other miscellaneous expenses, such as loan and owned real estate expenses, advertising, insurance, professional services and federal deposit insurance premiums. Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Following the offering, our non-interest expenses are likely to increase as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees, expenses of stockholder communications and meetings and stock exchange listing fees. In addition, following the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting standards require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”
Our contribution to the charitable foundation will be an additional operating expense that will reduce net income during the quarter in which the contribution to the foundation is made. The contribution to the foundation will result in a $17.4 million and $23.6 million after-tax expense at the minimum and maximum of the offering range, respectively, based on the tax rates in effect following the enactment of the Tax Cuts and Jobs Act. Any expense resulting from the contribution to the foundation will not be a recurring expense. See “Pro Forma Data” for an illustration of the cost of the contribution to the foundation based on tax rates in effect prior to the enactment of the Tax Cuts and Jobs Act.
Our business results are impacted by the pace of economic growth and the level of market interest rates, and the difference between short-term and long-term rates. The Federal Reserve Board has begun to “normalize” short term interest rates, following an extended period where short term rates were held close to zero percent. During this period of historically low market interest rates, the yield on our investment and loan portfolios was compressed when compared to our cost of funding. More recently, both short- and long-term rates have risen, reflecting an outlook for stable to gradually improving macro-economic conditions. This has resulted in increased competition among banks to secure new loans. We continue to adhere to our prudent underwriting standards and are committed to originating quality loans. Additionally, as the economy has improved, we have experienced lower levels of non-performing assets, past due loans and charge-offs.
We believe that our strong capital profile positions us to advance our growth strategy by working with our customers to help them save and use credit wisely. It also allows us to continue to dedicate financial and human capital to support charitable organizations that benefit the communities we serve.

Business Strategy
Our business strategy is to continue to operate and grow a profitable community-oriented financial institution and to continue to shift our focus to more business-oriented commercial banking. We plan to achieve this by:
Increasing earnings through the growth of our balance sheet.
We intend to continue to grow our balance sheet through organic growth of loans and investment securities, funded by growth of deposits and borrowings. We expect that this growth will increase revenue faster than the growth of expenses, resulting in increased earnings over time.
As part of our growth strategy, we will seek to grow our loan portfolio and deposit base at consistent rates of growth. We have a diversified loan portfolio, which includes commercial real estate and multifamily loans, residential mortgage loans, residential and commercial construction loans, commercial business loans and consumer loans (primarily home equity loans and advances). While we intend to continue our focus on originations of one- to four-family residential mortgage loans as we grow our loan portfolio, we expect to shift the mix of our loans over time, from residential mortgage and home equity loans, toward commercial loans and, correspondingly, shift our deposit mix toward commercial deposits, particularly noninterest-bearing checking accounts. These strategies are expected to enhance our net interest margin, under the current rate environment, with the potential for margin expansion as interest rates rise. The excess liquidity generated by the capital raised in the offering, along with the initial growth of our investment portfolio, will adversely impact our net interest margin until this “wholesale” growth is fully deployed into loans and deposits.
Expanding our commercial business relationships.
Historically, our commercial loan products have consisted primarily of loans secured by commercial real estate, including commercial real estate loans, multifamily loans and construction loans. As part of our growth strategy, we intend to increase our focus on commercial business lending, which offers shorter terms and variable rates, helps to manage interest rate risk exposure, and provides us with an opportunity to offer a full range of our products and services, including cash management, loans, and deposit products to commercial customers. To better capitalize on these opportunities, we have hired additional commercial lenders with significant experience in our market area and expect to hire more commercial lenders and, if possible, commercial lending teams. Historically, we have focused on lending in New Jersey with only a minimal volume from neighboring states, but anticipate that we will increase the amount of loans originated outside New Jersey as we continue to grow our commercial loan business. We anticipate that any such expansion of our commercial lending to market areas outside New Jersey will increase lending and deposit opportunities in those areas and provide geographic diversification within our portfolio.
Continuing to emphasize the origination of one- to four-family residential mortgage loans.
At September 30, 2017, $1.6 billion, or 36.3%, of our total loan portfolio consisted of one- to four-family residential mortgage loans. Although we expect to shift the mix of our loans over time, from residential mortgage and home equity loans, toward commercial loans, we intend to continue to emphasize the origination of one- to four-family residential mortgage loans in the future. We believe there are opportunities to maintain and increase our residential mortgage lending in our market area, and we have made efforts to take advantage of these opportunities by increasing our origination channels.
We originate one- to four-family residential mortgage loans for our own portfolio but periodically sell these loans to third party investors with servicing retained. We offer fixed-rate and adjustable-rate residential mortgage loans, which totaled $1.3 billion and $265.0 million, respectively, at September 30, 2017. To increase the origination of adjustable-rate loans, we intend to continue originating loans that bear a fixed interest rate for a period of up to seven years after which they convert to one-year adjustable-rate loans.

Increasing fee income through continued growth of fee-based activities.
We intend to focus on growing our existing title insurance business, expanding the scope of the wealth management services we provide, and increasing our revenues from loan servicing activities to increase the amount of fees earned from our fee-based businesses. Presently, the majority of Columbia Bank’s revenue comes from net interest income and less than 20% from other sources, including loan and deposit fees.
We currently offer title insurance services through our title insurance agency and offer wealth management services through a third-party networking arrangement. In order to expand both of these services and to grow our wealth management business, we have considered the acquisition of title insurance agencies and wealth management businesses in recent years and expect to actively pursue the acquisition of such fee-based businesses following the offering, as well as considering the acquisition of other fee-based businesses such as insurance agencies and specialty lending companies. We continue to explore and evaluate acquisition opportunities of fee-based businesses, but we currently have no understandings or agreements with respect to any such acquisitions.
We also intend to grow our servicing revenue by continuing to periodically sell one- to four-family residential mortgage loans that we originate to third party investors, including other financial institutions, while retaining the servicing of such loans.
Expanding our franchise through de novo branching, branch acquisitions and the possible acquisition of other financial institutions and/or financial services companies.
We believe there are branch expansion opportunities within our market area and adjacent markets, including other states, and will seek to grow our deposit base by adding branches to our existing 48 branch network. In addition to deposit generation, our branch network also generates consumer and home equity loans and advances. While we are aware of the industry branch consolidation trends, we believe that in order to attract new customers, we need to selectively expand our network to fill in gaps in the existing footprint and into adjacent markets. We believe that new smaller branch designs, which are more cost-efficient, are more appropriately sized and staffed for the expected transaction volumes.
Our growth strategy also includes the acquisition of other financial institutions within our market area as well as in neighboring states. We intend to actively pursue the acquisition of banks and thrifts, including thrifts in the mutual and mutual holding company structure. In the past, we have relied upon organic growth rather than acquisitions to grow our franchise, and there is no guarantee that we will be successful in pursuing our acquisition strategy. We continue to explore and evaluate acquisition opportunities, but we currently have no understandings or agreements with respect to any branch acquisitions or acquisitions of other financial institutions and/or financial services companies.
Maintaining asset quality through the application of a prudent, disciplined approach to credit risk as part of an overall risk management program.
We employ a conservative, analytical approach to the assets we acquire that we have tested over many different business and interest rate cycles. This applies to our investment portfolio, which is comprised primarily of liquid, low credit-risk, government agency-backed securities, as well as, our loan portfolio. Residential loans are underwritten to secondary market standards and our commercial lending policies are designed to be consistent with industry best practices. We subject our loan portfolio to independent internal and external reviews to validate conformance to policies and stress tests to identify areas of potential risk. We have management information systems that provide regular insight into the quantity and direction of credit risk in our loan portfolio segments, including borrower and industry-specific concentrations. We employ limits on concentration risks, including the ratios of commercial real estate and construction loan portfolios to capital. While we remain under the current regulatory guidelines for commercial real estate concentration risk, we have already developed the reporting, analytics and stress testing that we believe provide effective oversight of these portfolios at higher concentration levels.
We employ tools to ensure we are being appropriately compensated for the risks inherent in the lending products we offer, and in the specific transactions. Our loan pricing model quantifies the credit and interest rate risk embedded in our new loan originations and provides a target return hurdle.

We operate with Risk Committees, at both the management and board levels, that review changes in the quantity and direction of risk. These committees review our key risk indicators, loan portfolio and liquidity stress tests and operational and cyber risk assessments, which draw from our Asset/Liability Committee data, our loan portfolio credit metrics and treasury risk (investment/funding) metrics.
As a result of these efforts, we have significantly reduced our non-performing assets and improved our asset quality over the past several years. At September 30, 2017, non-performing assets totaled $6.8 million or 0.13% of assets.
Enhancing our technology infrastructure to broaden our product capabilities and improve product delivery and efficiency.
We have embraced the latest technological developments in the banking industry, which we believe allows us to better leverage our employees by enabling them to focus on developing customer relationships, generate retail deposits in an efficient manner, expand the suite of products that we can offer to customers and allow us to compete more efficiently and effectively as we grow. In October 2015, Columbia Bank converted its core system to a state-of-the-art banking platform to facilitate “real time” transaction processing, improve our customer experience and gain efficiencies. During the year ended September 30, 2017, we implemented a new residential and consumer loan origination system to improve employee productivity and expedite the loan origination process. We are in the process of implementing a new treasury management platform to match the commercial products and services offered to businesses by the regional and money center banks in our market. We continue to enhance our consumer delivery channels, both online and mobile, to meet our customers’ needs. We expect to continue to enhance our digital technology platforms to provide appealing products and services to our customers and support our sales and marketing initiatives.
Focusing on an enhanced customer experience and continued customer satisfaction.
We believe that customer satisfaction is a key to generating sustainable growth and profitability. While continually striving to ensure that our products and services meet our customers’ needs, we also encourage our officers and employees to focus on providing personal service and attentiveness to our customers in a proactive manner.
In recent years, we have enhanced our image and brand recognition within our marketplace for banking services. Our strategy continues to be focused on providing quality customer service through our convenient branch network, supported by our Call Center, where customers can speak with a Bank representative to answer questions and resolve issues during business and extended hours. We believe that our ability to close transactions and deliver our services in a timely manner is attractive to our customers and distinguish us from other financial institutions that operate in our marketplace. Our customers enjoy access to senior executives and decision makers and the value it brings to their businesses. We also offer convenient online and mobile banking tools for customers to transact business anytime and anywhere.
We believe that many opportunities remain to deliver what our customers want in the form of exceptional service and convenience and we intend to continue to focus our operating strategy on taking advantage of these opportunities.
Employing a stockholder-focused management of capital.
Maintaining a strong capital base is critical to support our long-range business plan; however, we recognize that we will have a high level of capital following completion of the offering. Consequently, we intend to manage our capital position through the growth of assets, as well as the utilization of appropriate capital management tools, consistent with applicable regulations and policies, and subject to market conditions. Under current federal regulations, subject to limited exceptions, we may not repurchase shares of our common stock during the first year following the completion of the offering.
Following the completion of the offering, our board of directors will have the authority to declare dividends on our shares of common stock, and may determine to pay dividends in the future, subject to statutory and regulatory requirements and other considerations such as the ability of Columbia Bank MHC to receive permission from the Federal Reserve Board to waive receipt of any dividends we may determine to declare in the future. If Columbia Financial pays dividends to its stockholders, it also will be required to pay dividends to Columbia Bank MHC, unless Columbia Bank MHC is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board’s current position is to not permit a non-grandfathered mutual holding company to waive dividends declared by its subsidiary. Columbia Bank MHC may determine to apply to the Federal Reserve Board for approval to waive dividends if we determine to pay dividends to our stockholders. Given the Federal Reserve Board’s current position on this issue, there is no assurance that any request by Columbia Bank MHC to waive dividends from Columbia Financial would be permitted. The denial by the Federal Reserve Board of any such dividend waiver request, if sought, could determine whether the board of directors of Columbia Financial determines to declare a dividend, or if so declared, could significantly limit the amount of dividends Columbia Financial would pay in the future, if any.
Critical Accounting Policies
In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles (“GAAP”) and to general practices within the banking industry. Our significant accounting policies are described in note 2 to the consolidated financial statements included in this prospectus.
Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies, which are discussed below, to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.
Allowance for Loan Losses.   The methodology for determining the allowance for loan losses is considered a critical accounting policy by management because of the high degree of judgment involved, the subjectivity of the assumptions used, and the potential for changes in the economic environment that could result in changes to the amount of the recorded allowance for loan losses. The allowance for loan losses is determined by management based upon portfolio segment, past experience, evaluation of estimated loss and impairment in the loan portfolio, current economic conditions and other pertinent factors. Management also considers risk characteristics by portfolio segments. The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses and impairment based upon an evaluation of known and inherent risk in the loan portfolio. Loan impairment is evaluated based on the fair value of collateral or cash flows. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations.
The allowance for loan losses is established through a provision for loan losses charged to expense, which is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows on impaired loans; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management regularly reviews the level of loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, our banking regulators, as an integral part of their examination process, periodically reviews our allowance for loan losses. Our banking regulators may require us to recognize adjustments to the allowance based on judgments about information available to them at the time of its examination.
Our financial results are affected by the changes in and the level of the allowance for loan losses. This process involves our analysis of internal and external variables, and it requires that we exercise judgment to estimate an appropriate allowance for loan losses. As a result of the uncertainty associated with this subjectivity, we cannot assure the precision of the amount reserved, should we experience sizeable loan losses in any particular period. For example, changes in the financial condition of individual borrowers, economic conditions, or the condition of various markets in which collateral may be sold could require us to significantly decrease or increase the level of the allowance for loan losses. Such an adjustment could materially affect net income as a result of the change in provision for loan losses. For example, a change in the estimate resulting in a 10% to 20% difference in the allowance would have resulted in an additional provision for loan losses of  $5.5 million to $10.9 million for the year ended September 30, 2017. We have approximately $6.8 million in non-performing assets consisting of non-performing loans and other real estate owned. Most of these assets are collateral dependent loans which are written down to their current appraised value. We continue to assess the collateral of these loans and update our appraisals on these loans on an annual basis. To the extent the property values continue to decline, there could be additional losses on these non-performing assets, which may be material. Since 2013, we have experienced a decline in levels of delinquencies, net charge-offs and non-performing assets. Management considered these market conditions in deriving the estimated allowance for loan losses. Should economic difficulties occur, the ultimate amount of loss could vary from that estimate. For additional discussion related to the determination of the allowance for loan losses, see “— Risk Management — Analysis and Determination of the Allowance for Loan Losses” and the notes to the consolidated financial statements included in this prospectus.
Income Taxes.   We are subject to the income tax laws of the various jurisdictions where we conduct business and estimate income tax expense based on amounts expected to be owed to these various tax jurisdictions. The estimated income tax expense (benefit) is reported in the Consolidated Statements of Operations. The evaluation pertaining to the tax expense and related deferred tax asset and liability balances involves a high degree of judgment and subjectivity around the ultimate measurement and resolution of these matters.
Accrued taxes represent the net estimated amount due to or to be received from tax jurisdictions either currently or in the future and are reported in other assets or other liabilities on our consolidated financial statements. We assess the appropriate tax treatment of transactions and filing positions after considering statutes, regulations, judicial precedent and other pertinent information and maintain tax accruals consistent with our evaluation. Changes in the estimate of accrued taxes occur periodically due to changes in tax rates, interpretations of tax laws, the status of examinations by the tax authorities and newly enacted statutory, judicial and regulatory guidance that could impact the relative merits of tax positions. These changes, when they occur, impact accrued taxes and can materially affect our operating results. We regularly evaluate our uncertain tax positions and estimate the appropriate level of reserves related to each of these positions.
As of September 30, 2017, we had net deferred tax assets totaling $13.2 million. In accordance with Accounting Standards Codification (“ASC”) Topic 740 “Income Taxes,” we use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax assets and liabilities. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets are inherently subjective and are reviewed on a regular basis as regulatory or business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance that results in additional income tax expense in the period in which it is recognized would negatively affect earnings. Management believes, based upon current facts, that it is more likely than not that there will be sufficient taxable income in future years to realize the federal deferred tax assets and that it is more likely than not that the benefits from certain state temporary differences will not be realized. In recognition of this risk, we have provided a valuation allowance of  $4.3 million as of September 30, 2017 on the deferred tax assets related to these state net operating losses and temporary differences. See “Recent Developments” for a discussion of the revaluation of the net deferred tax assets and the impact to income tax expense during the quarter ended December 31, 2017.

Postretirement Benefits.   We provide certain health care and life insurance benefits to eligible retired employees. We accrue the cost of retiree health care and other benefits during the employees’ period of active service. We account for benefits in accordance with ASC Topic 715 “Pension and Other Postretirement Benefits.” The guidance requires an employer to: (a) recognize in its statement of financial position the over funded or underfunded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income(loss), net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period.
Balance Sheet Analysis
General
Total assets increased $391.9 million, or 7.8%, to $5.4 billion at September 30, 2017 from $5.0 billion at September 30, 2016. Loans receivable, net, increased $375.4 million, or 9.5%, during fiscal 2017, to $4.3 billion, while cash and cash equivalents increased $55.3 million. These increases were funded by an increase of  $300.6 million, or 7.9%, in total deposits, an increase of  $51.1 million, or 7.5%, in total borrowings and a decrease of  $81.7 million, or 10.6%, in investment securities. Stockholder’s equity increased $36.3 million in fiscal 2017 to $475.9 million from $439.7 million in fiscal 2016.
Securities
Total investment securities decreased $81.7 million, or 10.6%, to $690.1 million at September 30, 2017 from $771.8 million at September 30, 2016. The decrease in investment securities during fiscal 2017 was primarily driven by securities sales, which were used to fund loan growth. We continue to focus on maintaining a high quality investment portfolio that provides consistent cash flows both in the current interest rate environment as well as in a rising interest rate environment. At September 30, 2017, our investment portfolio was 12.7% of total assets.
At September 30, 2017, 85.0% of the available-for-sale investment portfolio was comprised of mortgage-backed securities and CMOs issued by Freddie Mac, Fannie Mae and Ginnie Mae. These securities are guaranteed by the issuing agency and backed by residential and multifamily mortgages. These securities are comprised of fixed rate, adjustable-rate and hybrid securities that bear a fixed rate for a specific term and thereafter, to the extent they are not pre-paid, adjust periodically. At September 30, 2017, corporate debt securities comprised the next largest segment of the available-for-sale portfolio, totaling $49.5 million, or 8.9% of the portfolio. At September 30, 2017, the remainder of our available-for-sale investment portfolio consisted of U.S. Treasury notes, trust preferred securities, equities and municipal obligations, which comprised 4.5%, 0.8%, 0.6% and 0.2%, respectively.
There were no securities held-to-maturity at September 30, 2016. During fiscal 2017, we transferred certain available-for-sale securities with an amortized cost of  $103.7 million and a fair value of $103.3 million to our held-to-maturity portfolio, largely because of the nature of the securities, which were community investment related mortgage-backed securities issued by government agencies, or due to their longer durations, and purchased an additional $30.5 million of held-to-maturity securities.
To mitigate the credit risk related to our investment securities portfolio, we primarily invest in agency and highly-rated securities. As of September 30, 2017, approximately 91.5% of the total portfolio consisted of direct government obligations or government sponsored enterprise obligations. In addition, at September 30, 2017, approximately 7.1% of the investment portfolio was rated at least investment grade and approximately 1.4% of the investment portfolio was not rated. Securities not rated consist primarily of short-term municipal bond anticipation notes, private placement municipal notes issued and guaranteed by local municipal authorities, one subordinated debt issued by a financial institution holding company and equity securities.

The following table sets forth the amortized cost and fair value of investment securities at September 30, 2017, 2016 and 2015.
	At September 30,
	2017		2016		2015
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available-for-sale:
U.S. government and agency obligations	$24,954	$24,873	$60,375	$60,879	$19,931	$20,217
Mortgage-backed securities and CMOs	479,927	473,491	609,970	619,976	586,942	590,232
Municipal obligations	1,357	1,357	16,500	16,500	180	180
Corporate debt securities	49,489	49,493	63,982	64,651	31,997	32,276
Trust preferred securities	5,000	4,708	9,672	6,779	9,672	7,450
Equity securities	2,482	3,254	2,482	2,994	2,482	2,928
Total securities available-for-sale	$563,209	$557,176	$762,981	$771,779	$651,204	$653,283
Securities held-to-maturity:
U.S. government and agency obligations	$3,407	$3,400	$—	$—	$—	$—
Mortgage-backed securities and CMOs	129,532	128,422	—	—	—	—
Total securities held-to-maturity	$132,939	$131,822	$—	$—	$—	$—
Total investment securities	$696,148	$688,998	$762,981	$771,779	$651,204	$653,283

At September 30, 2017, securities totaling $690.1 million were in a net unrealized loss position that totaled $7.2 million and at September 30, 2016, securities totaling $771.8 million were in a net unrealized gain position of  $8.8 million. The increase in unrealized losses on securities in fiscal 2017 was primarily due to an increase in intermediate and long-term interest rates during fiscal 2017. When evaluating for impairment, we consider the duration and extent to which fair value is less than cost, the creditworthiness and near-term prospects of the issuer, the likelihood of recovering our investment, whether we have the intent to sell the investment, or whether it is more likely than not that we will be required to sell the investment before recovery, and other available information to determine the nature of the decline in market value of the securities.
At September 30, 2017, the unrealized losses in the portfolio were mainly attributed to its GSE mortgage-backed securities and GSE CMOs. The unrealized losses are due to current interest rate levels relative to our cost, and not due to credit quality. As we do not intend to sell the investment securities, and it is not likely we will be required to sell the investment securities before recovery, we do not consider the investment securities to be other than temporarily impaired at September 30, 2017. During the years ended September 30, 2017 and 2016, we did not record any impairment charges on securities.
During the fourth quarter of fiscal 2017, we sold $129.3 million of investment securities and reinvested the proceeds in securities with higher expected yields. We recognized a $2.1 million total net loss on sale. One of the securities sold was a $4.7 million pooled trust preferred security that resulted in a loss of $1.3 million. We did not own any other pooled trust preferred securities at September 30, 2017.
At September 30, 2017 and September 30, 2016, we had no investment securities in a single company or entity (other than United States government and United States GSE securities) that had an aggregate book value in excess of 5% of our equity.

The following tables set forth the stated maturities and weighted average yields of investment securities at September 30, 2017. Certain securities have adjustable interest rates and will reprice monthly, quarterly, semi-annually or annually within the various maturity ranges. Equity securities are not included in the table based on lack of a maturity date. The table presents contractual maturities for mortgage-backed securities and does not reflect repricing or the effect of prepayments.
September 30, 2017 (Dollars in thousands)	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:
U.S. government and agency obligations	$—	—%	14,976	1.68%	9,978	1.89%	—	—%	24,954	1.76%
Mortgage-backed securities and CMOs	—	—	10,149	2.20	144,741	2.35	325,037	2.65	479,927	2.55
Municipal obligations	1,357	1.60	—	—	—	—	—	—	1,357	1.60
Corporate debt securities	—	—	14,991	2.50	29,498	4.51	5,000	4.05	49,489	3.86
Trust preferred securities	—	—	—	—	—	—	5,000	2.03	5,000	2.03
Total available-for-sale	$1,357	1.60	$40,116	2.12	$184,217	2.67	$335,037	2.67	$560,727	2.63
Securities held to maturity:
U.S. government and agency obligations	$—	—	$—	—	$3,407	3.00	$—	—	$3,407	3.00
Mortgage-backed securities and CMOs	17	2.78	—	—	24,951	2.55	104,564	2.93	129,532	2.85
Total held to maturity	$17	2.78	$—	—	$28,358	2.60	$104,564	2.93	$132,939	2.86
Total	$1,374	1.61%	$40,116	2.12%	$212,575	2.66%	$439,601	2.73%	$693,666	2.67%

Loans
Total loans increased $375.5 million, or 9.4%, to $4.4 billion at September 30, 2017 from $4.0 billion at September 30, 2016. The commercial real estate and multifamily portfolio increased 16.9%, or $263.0 million, during fiscal 2017 due to increased origination volume by our lenders. Commercial business loans increased 50.6% to $267.7 million during the year from $177.7 million at September 30, 2016.
Construction loans increased 15.9% from $188.5 million at September 30, 2016 to $218.4 million at September 30, 2017. One- to four-family real estate loans increased $25.5 million or 1.6% between September 30, 2017 and September 30, 2016. One- to four-family real estate loan balances were also impacted by loan sales aggregating $88.8 million to Freddie Mac and to other local community banks, as well as the sale of  $11.9 million in one- to four-family residential loans with higher perceived credit risk to an investor during fiscal 2017.
Our consumer loan originations, which are primarily comprised of home equity loans and advances, continue to be impacted by weak demand. Additionally, management increased pricing on home equity loans and advances in order to reduce volume while the consumer loan department implemented a new loan origination system. As a result of these factors, consumer loans decreased $32.9 million during fiscal 2017.

The following table shows the loan portfolio at the dates indicated:
	At September 30,
(Dollars in thousands)	2017		2016		2015		2014		2013
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:
One- to four-family	$1,578,835	36.3%	$1,553,345	39.1%	$1,492,852	39.1%	$1,515,535	42.8%	$1,450,431	43.1%
Commercial and multifamily	1,821,982	41.9	1,558,939	39.2	1,499,305	39.3	1,253,703	35.4	1,129,381	33.6
Construction	218,408	5.0	188,480	4.7	132,933	3.5	133,110	3.8	128,262	3.8
Total real estate loans	3,619,225	83.2	3,300,764	83.0	3,125,090	81.9	2,902,348	82.0	2,708,074	80.5
Commercial business loans	267,664	6.1	177,742	4.5	173,034	4.5	118,255	3.3	117,400	3.5
Consumer loans:
Home equity loans and advances	464,962	10.7	497,797	12.5	517,352	13.6	522,759	14.7	536,397	16.0
Other consumer loans	1,270	—	1,331	—	913	—	1,174	—	1,330	—
Total consumer loans	466,232	10.7	499,128	12.5	518,265	13.6	523,933	14.7	537,727	16.0
Total loans	4,353,121	100.0%	3,977,634	100.0%	3,816,389	100.0%	3,544,536	100.0%	3,363,201	100.0%
Net deferred loan costs	9,135		6,475		4,779		3,263		2,874
Allowance for loan losses	(54,633)		(51,867)		(56,948)		(57,904)		(61,292)
Loans receivable, net	$4,307,623		$3,932,242		$3,764,220		$3,489,895		$3,304,783

Loan Maturity
The following table sets forth certain information at September 30, 2017 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The tables do not include any estimate of prepayments that significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.
	September 30, 2017
	Real Estate
(Dollars in thousands)	One- to Four-Family	Commercial and Multifamily	Construction	Home Equity Loans and Advances	Commercial Business	Other Consumer	Total Loans
Amounts due in:
One year or less	$659	$64,660	$92,673	$4,488	$109,718	$400	$272,598
More than 1 – 5 years	24,558	398,170	105,033	27,090	73,309	256	628,416
More than 5 – 10 years	206,843	1,103,714	—	97,680	74,171	—	1,482,408
More than 10 years	1,346,775	255,438	20,702(1)	335,704	10,466	614	1,969,699
Total	$1,578,835	$1,821,982	$218,408	$464,962	$267,664	$1,270	$4,353,121

(1)
These loans represent residential construction loans that eventually convert to permanent loans upon the completion of construction.

The following table sets forth all loans at September 30, 2017 that are due after September 30, 2018 and have either fixed interest rates or floating or adjustable interest rates:
(Dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total at September 30, 2017
Real estate loans:
One- to four-family	$1,313,251	$264,925	$1,578,176
Commercial and multifamily	926,060	831,262	1,757,322
Construction	21,279	104,456	125,735
Total real estate loans	2,260,590	1,200,643	3,461,233
Commercial business loans	81,275	76,671	157,946
Consumer loans:
Home equity loans and advances	264,814	195,660	460,474
Other consumer loans	870	—	870
Total consumer loans	265,684	195,660	461,344
Total	$2,607,549	$1,472,974	$4,080,523

Loan Originations and Sales
The following table shows loans originated, purchased, sold and other reductions in loans during the periods indicated:
	Year Ended September 30,
(Dollars in thousands)	2017	2016	2015
Total loans at beginning of period	$3,977,634	$3,816,389	$3,544,536
Originations:
Real estate loans:
One- to four-family	336,492	344,121	417,152
Commercial and multifamily	469,552	236,908	450,288
Construction	114,958	165,063	96,740
Total real estate loans	921,002	746,092	964,180
Commercial business loans	273,168	196,679	181,339
Consumer:
Home equity loans and advances	110,328	115,457	137,007
Other consumer loans	3,166	3,770	3,277
Total consumer loans	113,494	119,227	140,284
Total loans originated	1,307,664	1,061,998	1,285,803
Purchases	20,473	21,149	10,025
Less:
Principal payments and repayments	(847,026)	(812,376)	(830,734)
Loan sales	(105,109)	(90,079)	(145,363)
Securitization of loans	—	(17,169)	(41,998)
Transfers to real estate owned	(515)	(2,278)	(5,880)
Total loans at end of period	$4,353,121	$3,977,634	$3,816,389

Deposits
Our primary source of funds is our deposits, which are comprised of transaction accounts, money market deposit accounts, savings accounts and certificates of deposit.
Deposits increased $300.6 million, or 7.9%, to $4.1 billion at September 30, 2017 from $3.8 billion at September 30, 2016. The increase in deposits was primarily the result of a $122.3 million increase in certificates of deposit and a $110.1 million increase in interest bearing transaction accounts, and to a lesser extent, was attributable to the opening of two new branches in fiscal 2017. The increase in certificates of deposit related to higher pricing coupled with an increase in new accounts opened as a result of disruption in the local market resulting from the merger of a local financial institution. The increase in interest-bearing transaction accounts was primarily due to growth in the balances of our municipal deposit accounts and the addition of one new municipal deposit account. Municipal deposits increased to $436.4 million at September 30, 2017 from $382.1 million at September 30, 2016.
During fiscal 2017, non-interest bearing transaction accounts increased $53.1 million, or 9.0%, primarily as a result of growth in our commercial deposit customer base, consistent with our strategy of increasing our commercial banking relationships.
The following table sets forth deposit types as a percentage of total deposits for the dates indicated:
	At September 30,
	2017		2016		2015
(Dollars in thousands)	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits	Amount	Percent of Total Deposits
Non-interest bearing transaction	$642,416	15.6%	$589,332	15.4%	$499,986	14.0%
Interest bearing transaction	1,302,624	31.6	1,192,501	31.2	1,041,758	29.2
Money market deposit accounts	273,605	6.6	270,662	7.1	285,172	8.0
Savings, including club deposits	546,309	13.3	534,148	14.0	515,850	14.4
Certificates of deposit	1,358,474	32.9	1,236,172	32.3	1,229,858	34.4
Total	$4,123,428	100.0%	$3,822,815	100.0%	$3,572,624	100.0%

We are required to pledge securities to secure municipal deposits. At September 30, 2017 and 2016, we had pledged $344.0 million and $219.4 million, respectively, of securities to secure these deposits.
The following table sets forth the deposit activity for the periods indicated:
	Year Ended September 30,
(Dollars in thousands)	2017	2016	2015
Beginning balance	$3,822,815	$3,572,624	$3,386,714
Increase before interest credited	275,032	226,129	163,383
Interest credited	25,581	24,062	22,527
Net increase in deposits	300,613	250,191	185,910
Ending balance	$4,123,428	$3,822,815	$3,572,624

The following table sets forth the time remaining until maturity for certificates of deposit of  $100,000 or more at September 30, 2017.
(Dollars in thousands)	Balance
Maturity Period:
Three months or less	$53,961
Over three through six months	86,987
Over six through twelve months	145,628
Over twelve months	321,903
Total	$608,479

The following table sets forth all our certificates of deposit classified by interest rate as of the dates indicated:
	Year Ended September 30,
(Dollars in thousands)	2017	2016	2015
Less than 0.50%	$79,849	$138,457	$153,864
0.50% to 0.99%	148,661	176,768	171,517
1.00% to 1.49%	647,851	540,743	511,449
1.50% to 1.99%	325,256	219,445	199,780
2.00% to 2.99%	156,857	160,669	193,248
3.00% and greater	—	—	—
Ending balance	$1,358,474	$1,236,172	$1,229,858

The following table sets forth the amount and maturities of our certificates of deposit by interest rate at September 30, 2017.
	Period to Maturity
(Dollars in thousands)	Less Than One Year	More than One Year to Two Years	More than Two Years to Three Years	More than Three Years to Four Years	More than Four Years	Total	Percent of Total Certificate Accounts
Less than 0.50%	$71,341	$8,509	$—	$—	$—	$79,850	5.9
0.50% to 0.99%	130,765	17,750	146	—	—	148,661	10.9
1.00% to 1.49%	390,314	192,993	58,751	2,228	3,564	647,850	47.7
1.50% to 1.99%	52,526	102,456	108,694	39,100	22,479	325,255	23.9
2.00% to 2.99%	12,795	16,557	81,188	40,631	5,687	156,858	11.6
3.00% and greater	—	—	—	—	—	—	—
Total	$657,741	$338,265	$248,779	$81,959	$31,730	$1,358,474	100.0%

The following table sets forth the average balances and weighted average rates of our deposit products at the dates indicated:
	At September 30,
	2017			2016			2015
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
Non-interest bearing transaction	$607,836	15.3%	—%	$543,943	14.7%	—%	$487,461	13.9%	—%
Interest bearing transaction	1,284,418	32.3	0.59	1,140,460	30.8	0.59	984,130	28.0	0.55
Money market deposit accounts	270,919	6.8	0.28	272,575	7.4	0.28	300,609	8.5	0.31
Savings, including club deposits	543,070	13.7	0.15	523,601	14.1	0.15	514,934	14.6	0.18
Certificates of deposit	1,266,717	31.9	1.29	1,225,833	33.0	1.28	1,230,312	35.0	1.24
Total	$3,972,960	100.0%	0.64%	$3,706,412	100.0%	0.65%	$3,517,446	100.0%	0.64%

Borrowings
We have the ability to utilize advances and overnight lines of credit from the Federal Home Loan Bank of New York to supplement our liquidity. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain mortgage loans and other assets, provided certain standards related to creditworthiness have been met.

Advances are made under several different programs, each having its own interest rate and range of maturities. We also utilize securities sold under agreements to repurchase to provide funding. We maintain access to the Federal Reserve Bank’s discount window and Federal Funds lines with correspondent banks for additional contingency funding. To secure our borrowings, we generally pledge securities and/or loans. The types of securities pledged for borrowings include, but are not limited to, agency mortgage-backed securities and CMOs. The types of loans pledged for borrowings include, but are not limited to, one- to four-family real estate loans and commercial real estate and multifamily loans.
Prior to the financial crisis, we borrowed long-term fixed-rate borrowings at rates that were considered attractive at the time, but were high in subsequent years and in today’s interest rate environment. Management prepaid and restructured a portion of these borrowings during the year ended September 30, 2013. The remaining higher cost borrowings have been maturing and have been refinanced at lower rates in recent years and have resulted in a reduced cost of borrowings. The last of these higher cost borrowings matures in July 2018.
The following table sets forth the outstanding borrowings and weighted averages at the dates or for the periods indicated:
	At or For the Year Ended September 30,
(Dollars in thousands)	2017	2016	2015
Maximum amount outstanding at any month-end during the year:
Lines of credit	$66,700	$47,400	$23,000
Federal Home Loan Bank advances	645,200	569,000	644,000
Junior subordinated debt	50,643	50,590	50,536
Securities sold under repurchase agreements	40,000	60,000	80,000
Average outstanding balance during the year:
Lines of credit	$24,324	$7,989	$4,692
Federal Home Loan Bank advances	603,641	557,006	616,824
Junior subordinated debt	50,614	50,561	50,507
Securities sold under repurchase agreements	40,685	59,481	70,548
Weighted average interest rate during the year:
Lines of credit	0.96%	0.52%	0.34%
Federal Home Loan Bank advances	2.13	2.38	2.61
Junior subordinated debt	8.00	8.00	8.00
Securities sold under repurchase agreements	3.95	4.12	4.10
Balance outstanding at end of the year:
Lines of credit	$—	$47,400	$23,000
Federal Home Loan Bank advances	642,400	534,000	569,000
Junior subordinated debt	50,643	50,590	50,536
Securities sold under repurchase agreements	40,000	50,000	60,000
Weighted average interest rate at end of the year:
Lines of credit	—%	0.53%	0.40%
Federal Home Loan Bank advances	2.10	2.27	2.43
Junior subordinated debt	8.00	8.00	8.00
Securities sold under repurchase agreements	3.88	4.00	4.05

Results of Operations for the Year Ended September 30, 2017
Financial Highlights
Net income was $31.1 million for the year ended September 30, 2017 compared to net income of $33.0 million for the year ended September 30, 2016. An increase in net interest income of  $14.8 million, or 11.8%, was more than offset by the combination of an increase in our provision for loan losses of $6.0 million and an increase in non-interest expenses of  $9.7 million. Non-interest income also declined by $1.8 million, primarily reflecting losses incurred on the sale of certain investment securities and loans. The overall decline in our pre-tax income was partially offset by a decline in income tax expense, reflecting our lower income for the period.
Summary Income Statements
The following table sets forth the income summary for the periods indicated:
	Year Ended September 30,
			Change Fiscal 2017/2016
(Dollars in thousands)	2017	2016	$	%
Net interest income	$139,780	$125,015	$14,765	11.8%
Provision for loan losses	6,426	417	6,009	1,441.0
Non-interest income	17,172	18,927	(1,755)	(9.3)
Non-interest expense	103,446	93,769	9,677	10.3
Income tax expense	16,008	16,803	(795)	(4.7)
Net income	$31,072	$32,953	$(1,881)	(5.7)%
Return on average assets	0.60%	0.67%
Return on average equity	6.86%	7.52%
Net Interest Income
For the year ended September 30, 2017, net interest income increased $14.8 million, or 11.8%, to $139.8 million from $125.0 million for the year ended September 30, 2016. For the year ended September 30, 2017, total interest income increased $15.2 million, or 9.0%, to $184.2 million from $169.0 million for the year ended September 30, 2016. The growth of net interest income was primarily attributable to an increased volume in loans complemented by a 33 basis point increase in yield on the securities portfolio. The rate on the loan portfolio for the year ended September 30, 2017 was two basis points lower than the yield for the year ended September 30, 2016. This change was a result of loans with higher yields repaying and being replaced with loans at lower yields particularly in the commercial real estate and multifamily loan portfolio, which was partially offset by higher rates on construction loans and commercial business loans.
We have been able to reduce the cost of our interest bearing liabilities in fiscal 2017 with average rates decreasing to 1.09% for the year ended September 30, 2017 from 1.15% for the year ended September 30, 2016, primarily due to the maturity of higher cost borrowings which were repriced at lower rates. For the year ended September 30, 2017, total interest expense increased $484 thousand, or 1.1%, to $44.4 million from $44.0 million for the year ended September 30, 2016 due to an increase in the volume of interest-bearing liabilities. During fiscal 2017, the average balance of our borrowings increased $44.2 million while the cost of borrowings decreased 33 basis points. The decline was attributable to the maturity of high cost borrowings along with increased use of the overnight line of credit from the FHLB which was at a lower cost than term borrowings. While the cost of deposits remained constant between fiscal 2016 and fiscal 2017, we believe that the recent increases in short-term interest rates may increase the cost of our deposits.

Provision for Loan Losses
A provision for loan losses of  $6.4 million was recorded for the year ended September 30, 2017 compared to a provision of  $417 thousand for the year ended September 30, 2016. The provision for loan losses increased in fiscal 2017 as compared to fiscal 2016 as a result of additions to the provision to reflect the overall growth of the loan portfolio and the growth in loans with higher credit risk, as well as our decision to take a more aggressive approach to sell or work-out classified loans. Net charge-offs for the year ended September 30, 2017 were $3.7 million, compared to $5.5 million for the year ended September 30, 2016. We charge-off any collateral or cash flow deficiency on all classified loans once they are 90 days delinquent or earlier if management believes the collectability of the loan is unlikely. The provision for loan losses was determined by management to be an amount necessary to maintain a balance of allowance for loan losses at a level that considers all known and current losses in the loan portfolio as well as potential losses due to unknown factors such as the economic environment. Changes in the provision were based on management’s analysis of various factors such as: estimated fair value of underlying collateral, recent loss experience in particular segments of the portfolio, levels and trends in delinquent loans, and changes in general economic and business conditions.
At September 30, 2017, the allowance for loan losses totaled $54.6 million, or 1.26% of total loans outstanding, compared to $51.9 million, or 1.30% of total loans outstanding, as of September 30, 2016. An analysis of the changes in the allowance for loan losses is presented under “Risk Management — Analysis and Determination of the Allowance for Loan Losses” below.
Non-Interest Income
The following table sets forth a summary of non-interest income for the periods indicated:
	Year Ended September 30,
(Dollars in thousands)	2017	2016
Demand deposit account fees	$3,669	$3,271
Bank-owned life insurance	4,936	4,370
Title insurance fees	4,163	4,198
Loan fees and service charges	1,976	1,971
(Loss) gain on securities transactions, net	(1,689)	355
(Loss) gain on sale of loans	(380)	655
Other non-interest income	4,497	4,107
Total	$17,172	$18,927

For the year ended September 30, 2017, non-interest income decreased $1.8 million, or 9.3%, to $17.2 million from $18.9 million for the year ended September 30, 2016. The decrease was primarily due to a loss on the sale of investment securities. During the fourth quarter of fiscal 2017, we sold $129.3 million of securities with a resulting net loss of  $2.1 million. The largest component of the loss resulted from the sale of our only remaining investment in pooled trust preferred securities. The proceeds of the sale were reinvested at higher yields. We recognized a loss on sale of loans of  $380 thousand for the year ended September 30, 2017 due primarily to the sale of certain residential and home equity loans that had higher perceived credit risk based on payment history, but were not classified. The loss on sale of these problem loans was $1.2 million, which was partially offset by gains on other loan sales. Demand deposit account fees increased $398 thousand or 12.2% from $3.3 million for the year ended September 30, 2016 to $3.7 million for the year ended September 30, 2017 due to an increase in transactional accounts. Income on bank-owned life insurance increased $566 thousand in fiscal 2017 from fiscal 2016 due to the recognition of insurance proceeds coupled with the purchase of additional policies during fiscal 2017.

Non-Interest Expense
The following table sets forth an analysis of non-interest expense for the periods indicated:
	Year Ended September 30,
(Dollars in thousands)	2017	2016
Compensation and employee benefits expense	$62,993	$58,115
Occupancy expense	13,315	12,798
Federal insurance premiums expense	1,652	2,381
Advertising expense	4,078	2,938
Professional fees expense	1,354	1,061
Data processing expense	2,244	2,143
Charitable contributions expense	3,910	594
Other non-interest expense	13,900	13,739
Total	$103,446	$93,769

For the year ended September 30, 2017, non-interest expense increased $9.7 million, or 10.3%, to $103.4 million from $93.8 million for the year ended September 30, 2016. The increase in non-interest expense was primarily due to a $4.9 million increase in compensation and benefits expense resulting from additional staff, a higher incentive compensation accrual and higher costs of employee benefits. Charitable contributions increased to $3.9 million for the year ended September 30, 2017 from $594 thousand for the year ended September 30, 2016. Advertising expenses increased to $1.1 million for promotions related to the new corporate logo and additional product advertising. Occupancy expense increased $517 thousand due to two additional branch locations as well as branch renovation costs and other customary increases in occupancy expense. Professional fees for the year ended September 30, 2017 increased $293 thousand which was entirely attributable to professional expenses incurred to prepare for public financial reporting and corporate governance. For the year ended September 30, 2017, our core efficiency ratio was 62.94% compared to 65.06% for the year ended September 30, 2016. Core efficiency ratio is a non-GAAP measure derived from our efficiency ratio, which is calculated by dividing our GAAP non-interest expenses by our GAAP revenue, and is adjusted for unusual or one-time charges or non-core events. Management believes that the presentation of core efficiency ratio assists investors in understanding the impact of these non-recurring items on our efficiency ratio. For a reconciliation of our core efficiency ratio, see pages 30 and 31 of this prospectus.
Income Tax Expense
We recorded income tax expense of  $16.0 million for fiscal 2017, reflecting an effective tax rate of 34.0%, compared to income tax expense of  $16.8 million for fiscal 2016, reflecting an effective tax rate of 33.8%. The change from fiscal 2016 to fiscal 2017 was primarily due to the full utilization of net operating losses during the first half of fiscal 2017. The tax rates differ from the statutory rate of 35% principally because of non-taxable income related to bank-owned life insurance and tax-exempt investment securities.
As of September 30, 2017, we had net deferred tax assets totaling $13.2 million. These deferred tax assets can only be realized if we generate taxable income in the future. We regularly evaluate the realizability of deferred tax asset positions. In determining whether a valuation allowance is necessary, we consider the level of taxable income in prior years to the extent that carrybacks are permitted under current tax laws, as well as estimates of future pre-tax and taxable income and tax planning strategies that would, if necessary, be implemented. We have provided a valuation allowance of  $4.3 million as of September 30, 2017 on the deferred tax assets related to state net operating losses and temporary differences. See “Recent Developments” for a discussion of the revaluation of the net deferred tax assets and the impact to income tax expense during the quarter ended December 31, 2017.
Average Balances and Yields
The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average daily balances of assets or liabilities, respectively, for the periods presented. Loan fees, including prepayment fees, are included in interest income on loans and are not material. Non-accrual loans are included in the average balances. In addition, yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.
	Year Ended September 30,
	2017			2016			2015
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:
Loans(1)	$4,236,825	$164,849	3.89%	$3,888,992	$152,110	3.91%	$3,715,533	$148,988	4.01%
Investment securities(2)	723,398	19,069	2.64	721,941	16,662	2.31	729,392	14,019	1.92
Other interest-earning assets	29,306	308	1.05	44,544	205	0.46	62,036	158	0.25
Total interest-earning assets	4,989,529	184,226	3.69	4,655,477	168,977	3.63	4,506,961	163,165	3.62
Non-interest-earning assets	229,655			253,741			244,394
Total assets	$5,219,184	$184,226		$4,909,218	$168,977		$4,751,355	$163,165
Interest-bearing liabilities:
Interest bearing transaction accounts	$1,284,418	$7,590	0.59	$1,140,460	$6,776	0.59	$984,130	$5,424	0.55
Money market deposit accounts	270,919	760	0.28	272,575	763	0.28	300,609	922	0.31
Savings, including club deposits	543,070	837	0.15	523,601	811	0.15	514,934	933	0.18
Certificates of deposit	1,266,717	16,394	1.29	1,225,833	15,712	1.28	1,230,312	15,248	1.24
Total interest-bearing deposits	3,365,124	25,581	0.76	3,162,469	24,062	0.76	3,029,985	22,527	0.74
FHLB advances	627,965	13,082	2.08	564,995	13,274	2.35	621,516	16,146	2.60
Junior subordinated debt	50,614	4,177	8.25	50,561	4,177	8.26	50,507	4,177	8.27
Other borrowings	40,685	1,606	3.95	59,481	2,449	4.12	70,548	2,894	4.10
Total borrowings	719,264	18,865	2.62	675,037	19,900	2.95	742,571	23,217	3.13
Total interest-bearing liabilities	$4,084,388	$44,446	1.09	$3,837,506	$43,962	1.15	$3,772,556	$45,744	1.21
Non-interest-bearing liabilities:
Non-interest-bearing deposits	607,836			543,943			487,461
Other non-interest-bearing liabilities	73,744			89,835			75,095
Total liabilities	4,765,968			4,471,284			4,335,112
Total equity	453,216			437,934			416,242
Total liabilities and equity	$5,219,184			$4,909,218			$4,751,355
Net interest income		$139,780			$125,015			$117,421
Interest rate spread(3)			2.60%			2.48%			2.41%
Net interest-earning assets(4)	$905,141			$817,971			$734,405
Net interest margin(5)			2.80%			2.69%			2.61%
Ratio of interest-earning assets to interest-bearing liabilities	122.16%			121.32%			119.47%

(1)
Includes loans held for sale, nonaccrual loan balances and interest received on such loans.

(2)
Includes securities available for sale, securities held to maturity and FHLB stock.

(3)
Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)
Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(5)
Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis
The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns.
	Year Ended 9/30/2017 Compared to Year Ended 9/30/2016			Year Ended 9/30/2016 Compared to Year Ended 9/30/2015
	Increase (Decrease) Due to			Increase (Decrease) Due to
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Loans	$13,605	$(866)	$12,739	$6,955	$(3,833)	$3,122
Investment securities	34	2,373	2,407	(143)	2,786	2,643
Other interest-earning assets	(70)	173	103	(45)	92	47
Total interest-earning assets	13,569	1,680	15,249	6,767	(955)	5,812
Interest expense:
Interest-bearing transaction, including attorney escrow	855	(41)	814	862	490	1,352
Money market deposit accounts	(5)	2	(3)	(86)	(73)	(159)
Savings, including club deposits	30	(4)	26	16	(138)	(122)
Retail certificates of deposit	524	158	682	(56)	520	464
Total interest-bearing deposits	1,404	115	1,519	736	799	1,535
FHLB advances	1,479	(1,671)	(192)	(1,468)	(1,404)	(2,872)
Junior subordinated debt	5	(5)	—	4	(4)	—
Other borrowings	(774)	(69)	(843)	(454)	9	(445)
Total interest-bearing liabilities	2,114	(1,630)	484	(1,182)	(600)	(1,782)
Net change in net interest income	$11,455	$3,310	$14,765	$7,949	$(355)	$7,594

Risk Management
Overview.   Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for at fair value. Other risks that we face are operational risk, liquidity risk and reputation risk. Operational risk includes risks related to fraud, regulatory compliance, processing errors, cyber-attacks, and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.
We maintain a Risk Management Division comprised of our Risk Management, Compliance, Internal Loan Review, Appraisal and Security Departments. Our Risk Management Division is led by our Executive

Vice President and Chief Risk Officer, who reports quarterly to Columbia Bank’s Risk Committee, which is comprised of the full board of directors. The current structure of our Risk Management Division is designed to monitor and address, among other things, financial, credit, collateral, consumer compliance, operational, Bank Secrecy Act, fraud, cyber security, vendor and insurable risks. The Risk Management Division utilizes a number of enterprise risk assessment tools, including stress testing, credit concentration reviews, peer analyses, industry considerations and individual risk assessments, to identify and report potential risks that we face in connection with our business operations.
Credit Risk Management.   The objective of our credit risk management strategy is to quantify and manage credit risk and to limit the risk of loss resulting from an individual customer default. Our credit risk management strategy focuses on conservatism, diversification within the loan portfolio and monitoring. Our lending practices include conservative exposure limits and underwriting, documentation and collection standards. Our credit risk management strategy also emphasizes diversification on an industry and customer level as well as regular credit examinations and monthly management reviews of large credit exposures and loans experiencing deterioration in credit quality. Our credit risk review function provides objective assessments of the quality of underwriting and documentation, the accuracy of risk ratings and the charge-off, non-accrual and reserve analysis process. Our credit review process and overall assessment of required allowances is based on quarterly assessments of the probable estimated losses inherent in the loan portfolio. We use these assessments to identify potential problem loans within the portfolio, maintain an adequate reserve and take any necessary charge-offs.
When a borrower fails to make a required payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. Generally, our collection department follows the guidelines for servicing loans as prescribed by applicable law or the appropriate investor. Collection activities include, but are not limited to, phone calls to borrowers and collection letters, which include a late charge notice based on the contractual requirements of the specific loan. Additional calls and notices are mailed in compliance with state and federal regulations including, but not limited to, the Fair Debt Collection Practices Act. After the 90th day of delinquency for a residential mortgage or consumer loan, or on a different date as allowable by law or contract, the collection department will forward the account to counsel and begin the collection litigation which typically includes foreclosure proceedings. If a foreclosure action is instituted and the loan is not in at least the early stages of a workout by the scheduled sale date, the real property securing the loan generally is sold at a sheriff sale. If we determine that there is a possibility of a settlement, pay-off or reinstatement, the sheriff sale may be postponed.
We charge off the collateral or cash flow deficiency on all consumer loans once they become 180 days delinquent and all commercial loans once they become 90 days delinquent or earlier if management believes the collectability of the loan is unlikely. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review process includes the use of an enhanced risk rating system. Historical portfolio performance metrics, current economic conditions and delinquency monitoring are factors used to assess the credit risk in our homogenous commercial, residential and consumer loan portfolios.
Analysis of Non-Performing, Troubled Debt Restructurings and Classified Assets.   We consider repossessed assets and loans to be non-performing assets if they are 90 days or more past due or earlier if management believes the collectability of the loan is unlikely. Generally, all loans are placed on non-accrual status when they become 90 days delinquent, at which time the accrual of interest ceases. Typically, payments received on a non-accrual loan are applied to the outstanding principal balance of the loan.
Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost or fair market value less estimated costs to sell. Holding costs and declines in fair value after acquisition of the property result in charges against income.
We consider a loan a troubled debt restructuring, or “TDR,” when the borrower is experiencing financial difficulty and we grant a concession that we would not otherwise consider but for the borrower’s financial difficulties. A TDR includes a modification of debt terms or assets received in satisfaction of the debt (which may include foreclosure or deed in lieu of foreclosure) or a combination of the foregoing. We evaluate selective criteria to determine if a borrower is experiencing financial difficulty including the ability of the borrower to obtain funds from third party sources at market rates. We consider all TDRs to be impaired loans even if they are performing. We will not consider the loan a TDR if the loan modification was made for customer retention purposes and the modification is consistent with prevailing market conditions.
Once a loan has been classified as a TDR and has been put on non-accrual status, it will only be put back on accruing status when certain criteria are met. Our policy for returning a loan to accruing status requires the preparation of a well-documented credit evaluation, which includes the following:
•
A review of the borrower’s current financial condition in which the borrower must demonstrate sufficient cash flow to support the repayment of all principal and interest including any amounts previously charged-off;

•
An updated appraisal or home valuation, which must demonstrate sufficient collateral value to support the debt;

•
Sustained performance based on the restructured terms for at least six consecutive months; and

•
Approval by the Asset Classification Committee, which consists of senior management including the Chief Lending Officer and the Chief Accounting Officer.

We had six TDRs totaling $1.0 million on non-accrual status at both September 30, 2017 and September 30, 2016. We had 76 TDRs totaling $20.1 million and 96 TDRs totaling $20.0 million that were on accrual status and in compliance with their modified terms as of September 30, 2017 and 2016, respectively.
The following table sets forth information with respect to our non-performing assets at the dates indicated. We did not have any accruing loans past due 90 days or more at any of the dates indicated.
	At September 30,
(Dollars in thousands)	2017	2016	2015	2014	2013
Non-accrual loans:
Real estate loans:
One- to four-family	$3,496	$4,688	$11,770	$24,975	$39,549
Commercial and multifamily	1,510	4,257	4,538	11,499	9,645
Construction	—	—	639	2,931	10,498
Total real estate loans	5,006	8,945	16,947	39,405	59,692
Commercial business loans	1,038	1,608	1,996	3,623	5,267
Consumer loans:
Home equity loans and advances	351	1,667	2,251	9,215	9,001
Other consumer loans	—	—	—	—	2
Total consumer loans	351	1,667	2,251	9,215	9,003
Total non-accrual loans(1)	6,395	12,220	21,194	52,243	73,962
Total non-performing loans	6,395	12,220	21,194	52,243	73,962
Real estate owned	393	1,260	3,042	2,683	1,614
Total non-performing assets	$6,788	$13,480	$24,236	$54,926	$75,576
Total non-performing loans to total loans	0.15%	0.31%	0.56%	1.47%	2.20%
Total non-performing assets to total assets	0.13%	0.27%	0.51%	1.19%	1.68%

(1)
Includes $1.0 million, $1.0 million, $4.4 million, $10.7 million and $16.3 million of TDRs on non-accrual status as of September 30, 2017, 2016, 2015, 2014 and 2013, respectively.

Non-performing assets decreased $6.7 million to $6.8 million, or 0.13% of total assets, at September 30, 2017 from $13.5 million, or 0.27% of total assets, at September 30, 2016. The decline in our non-performing commercial real estate and multifamily loans was the result of full repayment, short repayment, charge-offs and non-performing loans returning to accruing status. The decline in non-performing one- to four-family mortgages and home equity loans was partially attributable to a problem loan sale executed in fiscal 2017. Net charge-offs for the year ended September 30, 2017 were $3.7 million compared to $5.5 million for the year ended September 30, 2016. We charge-off the collateral or cash flow deficiency on all loans meeting our definition of an impaired loan, which we define as a loan for which it is probable, based on current information, that we will not collect all amounts due under the contractual terms of the loan agreement. We consider the population of loans in our impairment analysis to include all commercial real estate and multifamily, construction, and commercial business loans with an outstanding balance greater than $500 thousand and not accruing, loans modified in a troubled debt restructuring, and other loans if management has specific information of a collateral shortfall. We continue to rigorously review our loan portfolio to ensure that the collateral values remain sufficient to support the outstanding balances.
Federal regulations require us to review and classify our assets on a regular basis. In addition, our banking regulators have the authority to identify problem assets and, if appropriate, require them to be classified. Our credit review process includes a risk classification of all commercial and residential loans that includes four levels of pass, special mention, substandard, doubtful and loss. A loan is classified as pass when payments are current and it is performing under the original contractual terms. A loan is classified as special mention when the borrower exhibits potential credit weakness or a downward trend which, if not checked or corrected, will weaken the asset or inadequately protect our position. While potentially weak, the borrower is currently marginally acceptable; no loss of principal or interest is envisioned. A loan is classified as substandard when the borrower has a well-defined weakness or weaknesses that jeopardize the orderly liquidation of the debt. A substandard loan is inadequately protected by the current net worth and paying capacity of the obligor, normal repayment from this borrower is in jeopardy, and there is a distinct possibility that a partial loss of interest and/or principal will occur if the deficiencies are not corrected. A loan is classified as doubtful when a borrower has all weaknesses inherent in a substandard loan with the added provision that: (1) the weaknesses make collection of debt in full on the basis of currently existing facts, conditions and values highly questionable and improbable; (2) serious problems exist to the point where a partial loss of principal is likely; and (3) the possibility of loss is extremely high, but because of certain important, reasonably specific pending factors that may work to the advantage and strengthening of the assets, its classification as an estimated loss is deferred until its more exact status may be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens and additional refinancing plans. A loan is classified as loss when all or a portion of the loan is considered uncollectible and of such little value that its continuance on our books without establishment of a specific valuation allowance or charge off is not warranted. This classification does not necessarily mean that the loan has no recovery or salvage value. Rather, it indicates that there is significant doubt about whether, how much or when recovery will occur. Accordingly, it is not practical or desirable to defer a write-off on the loan. In all cases, loans are placed on non-accrual when 90 days past due or earlier if collection of principal or interest is considered doubtful.

The following table provides information about delinquencies in our loan portfolio at the dates indicated:
	At September 30,
	2017			2016
	Days Past Due			Days Past Due
(Dollars in thousands)	30 – 59	60 – 89	90 or more	30 – 59	60 – 89	90 or more
Real estate loans:
One- to four-family	$3,924	$932	$3,496	$9,401	$1,338	$4,538
Commercial and multifamily	—	123	1,510	1,030	275	4,257
Construction	—	—	—	—	—	—
Commercial business loans	—	388	1,038	60	—	1,608
Consumer loans:
Home equity loans and advances	1,437	187	351	2,855	436	1,667
Other consumer loans	1	—	—	1	—	—
Total	$5,362	$1,630	$6,395	$13,347	$2,049	$12,070

	At September 30,
	2015			2014			2013
	Days Past Due			Days Past Due			Days Past Due
(Dollars in thousands)	30 – 59	60 – 89	90 or more	30 – 59	60 – 89	90 or more	30 – 59	60 – 89	90 or more
Real estate loans:
One- to four-family	$14,015	$3,707	$10,106	$11,085	$4,196	$22,600	$12,836	$4,503	$35,681
Commercial and multifamily	3,758	1,232	3,306	4,669	1,552	10,236	9,705	4,592	9,645
Construction	—	—	639	—	420	2,931	—	—	10,498
Commercial business loans	350	464	1,729	337	131	3,018	286	189	4,482
Consumer loans:
Home equity loans and advances	3,189	648	2,110	2,587	694	8,537	3,217	555	8,040
Other consumer loans	8	—	—	6	—	—	1	—	2
Total	$21,320	$6,051	$17,890	$18,684	$6,993	$47,322	$26,045	$9,839	$68,348

The following table summarizes classified and criticized assets of all portfolio types at the dates indicated:
	At September 30,
(Dollars in thousands)	2017	2016	2015	2014	2013
Classified loans:
Substandard	$30,935	$44,885	$45,131	$86,646	$122,623
Doubtful	—	—	49	1,434	1,270
Loss	—	—	—	—	—
Total classified loans	30,935	44,885	45,180	88,080	123,893
Special mention	14,947	11,509	19,957	29,789	51,186
Total criticized loans	$45,882	$56,394	$65,137	$117,869	$175,079

All impaired loans classified as substandard and doubtful are written down to their collateral value.

Analysis and Determination of the Allowance for Loan Losses
The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific valuation allowance on identified problem loans and (2) a general valuation allowance on the remainder of the loan portfolio.
Specific Allowance.   Management regularly monitors the condition of borrowers and assesses both internal and external factors in determining whether any relationships have deteriorated, considering factors such as historical loss experience, trends in delinquency and non-performing loans, changes in risk composition and underwriting standards, the experience and ability of staff and regional and national economic conditions and trends.
Our loan officers and loan servicing staff identify and manage potential problem loans within our commercial loan portfolio. Non-performing assets within the commercial loan portfolio are transferred to the Special Assets Department for workout or litigation. The Special Assets Department reports directly to the Chief Executive Officer. Changes in management, financial or operating performance, company behavior, industry factors and external events and circumstances are evaluated on an ongoing basis to determine whether potential impairment is evident and additional analysis is needed. For our commercial loan portfolio, risk ratings are assigned to each individual loan to differentiate risk within the portfolio and are reviewed on an ongoing basis by credit management and the Internal Loan Review Department and revised, if needed, to reflect the borrower’s current risk profiles and the related collateral positions. The risk ratings consider factors such as financial condition, debt capacity and coverage ratios, market presence and quality of management. When a credit’s risk rating is downgraded to a certain level, the relationship must be reviewed and detailed reports completed that document risk management strategies for the credit going forward, and the appropriate accounting actions to take in accordance with generally accepted accounting principles in the United States. When credits are downgraded beyond a certain level, our workout department becomes responsible for managing the credit risk.
The Asset Classification Committee reviews risk rating actions (specifically downgrades or upgrades between pass and the criticized and classified categories) recommended by Lending, Loan Servicing, Commercial Credit, Internal Loan Review and/or Special Assets Departments on a quarterly basis. Our Commercial Credit, Internal Loan Review, Lending, and Loan Servicing Departments monitor our commercial, residential and consumer loan portfolios for credit risk and deterioration considering factors such as delinquency, loan to value ratios and credit scores.
When problem loans are identified that are secured with collateral, management examines the loan files to evaluate the nature and type of collateral supporting the loans. Management documents the collateral type, date of the most recent valuation, and whether any liens exist, to determine the value to compare against the committed loan amount. If a loan is identified as impaired and is collateral dependent, an updated appraisal is obtained to provide a baseline in determining the property’s fair value. A collateral dependent impaired loan is written down to its appraised value and a specific allowance is established to cover potential selling costs. If the collateral value is subject to significant volatility (due to location of asset, obsolescence, etc.) an appraisal is obtained more frequently. In-house revaluations are typically performed on a quarterly basis and updated appraisals are obtained annually, if determined necessary.
When we determine that the value of an impaired loan is less than its carrying amount, we recognize impairment through a charge-off to the allowance. We perform these assessments on at least a quarterly basis. For commercial loans, a charge-off is recorded when management determines we will not collect 100% of a loan based on the fair value of the collateral or the net present value of expected future cash flows. The collateral deficiency on consumer loans and residential loans are generally charged-off when deemed to be uncollectible or delinquent 180 days, whichever comes first, unless it can be clearly demonstrated that repayment will occur regardless of the delinquency status. Examples that would demonstrate repayment include a loan that is secured by adequate collateral and is in the process of collection, a loan supported by a valid guarantee or insurance, or a loan supported by a valid claim against a solvent estate.

We charge-off the collateral or discounted cash flow deficiency on all commercial loans at 90 days past due and all consumer loans at 180 days past due. In addition, a specific valuation allowance was maintained at September 30, 2017 and September 30, 2016 for the estimated costs to sell those loans which had collateral shortfalls in the amount of  $49 thousand and $210 thousand, respectively.
General Allowance.   Additionally, we reserve for certain inherent, but undetected, losses that are probable within the loan portfolio. This is due to several factors, such as, but not limited to, inherent delays in obtaining information regarding a customer’s financial condition or changes in their unique business conditions and the interpretation of economic trends. While this analysis is conducted at least quarterly, we have the ability to revise the allowance factors whenever necessary to address improving or deteriorating credit quality trends or specific risks associated with a given loan pool classification.
A comprehensive analysis of the allowance for loan losses is performed on a quarterly basis. The entire allowance for loan losses is available to absorb losses in the loan portfolio irrespective of the amount of each separate element of the allowance. Our principal focus, therefore, is on the adequacy of the total allowance for loan losses.
The allowance for loan losses is subject to review by banking regulators. On an annual basis our primary bank regulator conducts an examination of the allowance for loan losses and makes an assessment regarding its adequacy and the methodology employed in its determination. Our regulators may require the allowance for loan losses to be increased based on their review of information available to them at the time of their examination.
The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated:
	At September 30,
	2017			2016
(Dollars in thousands)	Amount	% of Allowance Amount to Total Allowance	% of Allowance to Loans in Category	Amount	% of Allowance Amount to Total Allowance	% of Allowance to Loans in Category
Real estate loans:
One- to four-family	$18,533	33.9%	1.2%	$18,638	36.0%	1.2%
Commercial and multifamily	18,029	33.0	1.0	17,390	33.5	1.1
Construction	5,299	9.7	2.4	5,960	11.5	3.2
Commercial business loans	8,480	15.5	3.2	5,721	11.0	3.2
Consumer loans:
Home equity loans and advances	4,190	7.7	0.9	4,052	7.8	0.8
Other consumer loans	8	—	0.6	11	—	0.8
Total general and allocated allowance	54,539	99.8	1.3	51,772	99.8	1.3
Unallocated	94	0.2		95	0.2
Total allowance for loan losses	$54,633	100.0%	1.3%	$51,867	100.0%	1.3%

	At September 30,
	2015			2014			2013
(Dollars in thousands)	Amount	% of Allowance Amount to Total Allowance	% of Allowance to Loans in Category	Amount	% of Allowance Amount to Total Allowance	% of Allowance to Loans in Category	Amount	% of Allowance Amount to Total Allowance	% of Allowance to Loans in Category
Real estate loans:
One- to four-family	$16,442	28.9%	1.1%	$12,194	21.1%	0.8%	$11,556	18.8%	0.8%
Commercial and multifamily	20,352	35.7	1.4	21,888	37.8	1.7	21,308	34.8	1.9
Construction	6,248	11.0	4.7	6,108	10.5	4.6	7,284	11.9	5.7
Commercial business loans	7,094	12.5	4.1	7,297	12.6	6.2	7,240	11.8	6.2
Consumer loans:
Home equity loans and advances	6,111	10.7	1.2	5,891	10.2	1.1	5,796	9.5	1.1
Other consumer loans	4	—	0.4	81	0.1	6.9	82	0.1	6.2
Total general and allocated allowance	56,251	98.8	1.5	53,459	92.3	1.5	53,266	86.9	1.6
Unallocated	697	1.2	—	4,445	7.7	—	8,026	13.1	—
Total allowance for loan losses	$56,948	100.0%	1.5%	$57,904	100.0%	1.6%	$61,292	100.0%	1.8%

Residential Loans.   The allowance for the residential loan portfolio was $18.5 million, or 1.2% of residential loans, at September 30, 2017 which was consistent with $18.6 million, or 1.2% of residential loans, at September 30, 2016. Our residential loan delinquencies decreased $6.9 million, or 45.3%, to $8.4 million at September 30, 2017 from $15.3 million at September 30, 2016 and net charge-offs were $1.1 million for the year ended September 30, 2017 compared to $3.3 million for the year ended September 30, 2016. A portion of the charge-offs recognized during fiscal 2017 and fiscal 2016 relate to sales of classified residential loans to third parties. Management’s decision to sell certain classified residential loans rather than foreclose on the properties was due to the extended period of time it takes for foreclosures and evictions to be completed in the State of New Jersey. We believe the balance of residential reserves was appropriate given the decrease in delinquencies and continued low charge-off levels.
Commercial Real Estate and Multifamily Loan Portfolio.   The portion of the allowance for loan losses related to the commercial real estate and multifamily loan portfolio totaled $18.0 million or 1.0% of commercial loans at September 30, 2017, as compared to $17.4 million or 1.1% of commercial real estate and multifamily loans at September 30, 2016. We experienced a $1.4 million increase in criticized and classified commercial loans to $25.2 million at September 30, 2017 compared to $23.8 million at September 30, 2016. However, we have seen a decrease in commercial real estate and multifamily loan delinquencies to $1.6 million at September 30, 2017 from $5.6 million at September 30, 2016. Net charge-offs were $1.0 million for the year ended September 30, 2017 compared to $856 thousand for the year ended September 30, 2016. We continue to charge-off any cash flow or collateral deficiency for non-performing loans once a loan is 90 days past due. We believe the decrease in the commercial reserve ratio was appropriate given the decrease in delinquencies over the year.
Construction Loan Portfolio.   The portion of the allowance for loan losses related to the construction portfolio totaled $5.3 million or 2.4% of construction loans at September 30, 2017, which decreased from $6.0 million or 3.2% of construction loans at September 30, 2016. At September 30, 2017, we did not have any classified or criticized construction loans as compared to $1.4 million at September 30, 2016. We also did not have any nonperforming construction loans at September 30, 2017 and experienced no net charge-offs on construction loans during the year ended September 30, 2017. We believe the decrease in the construction reserve was appropriate due to the decline in the credit risk of the construction loan portfolio.
Commercial Business Loan Portfolio.   The portion of the allowance for loan losses related to the commercial business loan portfolio totaled $8.5 million or 3.2% of commercial business loans at September 30, 2017, which increased from $5.7 million or 3.2% of commercial business loans at September 30, 2016. We experienced a $1.0 million decrease in criticized and classified commercial business loans to $9.2 million at September 30, 2017 compared to $10.2 million at September 30, 2016. Commercial business loan delinquencies declined to $1.4 million at September 30, 2017 from $1.7 million at September 30, 2016. Net charge-offs were $424 thousand for the year ended September 30, 2017 compared to $50 thousand for the year ended September 30, 2016. We continue to charge-off any cash flow or collateral deficiency for non-performing loans once a loan is 90 days past due. We believe the commercial reserve was appropriate given the inherent credit risk of commercial loans.
Home Equity Loans and Advances.   The allowance for the home equity loan portfolio increased to $4.2 million, or 0.9% of consumer loans, at September 30, 2017 compared to $4.1 million, or 0.8% of consumer loans, at September 30, 2016. Home equity delinquencies declined to $2.0 million at September 30, 2017 from $5.0 million at September 30, 2016. Net charge-offs were $1.1 million for the year ending September 30, 2017 compared to $1.0 million for the year ending September 30, 2016. Like one- to four-family residential loans, management elected to sell select home equity loans during fiscal 2017 and fiscal 2016 to third party investors due to the slow foreclosure and eviction process in the State of New Jersey. We believe the increase in the consumer reserve was appropriate based upon the increase in net charge-offs year over year and a change in management of the consumer loan department.
The allowance for loan losses is maintained at levels that management considers appropriate to provide for losses based upon an evaluation of known and inherent risks in the loan portfolio. Management’s evaluation takes into consideration the risks inherent in the loan portfolio, past loan loss experience, specific loans with loss potential, geographic and industry concentrations, delinquency trends, economic conditions, the level of originations and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance for credit losses may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be sufficient should the quality of loans deteriorate as a result of the factors described above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

The following table sets forth an analysis of the activity in the allowance for loan losses for the periods indicated:
	At or For the Year Ended September 30,
(Dollars in thousands)	2017	2016	2015	2014	2013
Allowance at beginning of period	$51,867	$56,948	$57,904	$61,292	$50,304
Provision for loan losses	6,426	417	5,099	8,741	23,264
Charge-offs:
Real estate loans:
One- to four-family	(1,402)	(3,496)	(4,280)	(10,614)	(3,875)
Commercial and multifamily	(1,080)	(879)	(310)	(174)	(5,902)
Construction	—	(321)	(334)	(1,295)	(2,481)
Total real estate loans	(2,482)	(4,696)	(4,924)	(12,083)	(12,258)
Commercial business loans	(606)	(458)	(1,246)	(366)	(2,108)
Consumer loans:
Home equity loans and advances	(1,140)	(1,053)	(2,777)	(912)	(1,111)
Other consumer loans	(16)	(12)	(1)	(14)	(22)
Total consumer loans	(1,156)	(1,065)	(2,778)	(926)	(1,133)
Total charge-offs	(4,244)	(6,219)	(8,948)	(13,375)	(15,499)
Recoveries:
Real estate loans:
One- to four-family	268	158	557	780	782
Commercial and multifamily	75	23	55	55	1,922
Construction	—	76	1,222	94	416
Total real estate loans	343	257	1,834	929	3,120
Commercial business loans	182	408	1,020	199	77
Consumer:
Home equity loans and advances	59	55	36	118	24
Other consumer loans	—	1	3	—	2
Total consumer loans	59	56	39	118	26
Total recoveries	584	721	2,893	1,246	3,223
Net charge-offs	(3,660)	(5,498)	(6,055)	(12,129)	(12,276)
Allowance at end of period	$54,633	$51,867	$56,948	$57,904	$61,292
Total loans outstanding	$4,353,121	$3,977,634	$3,816,389	$3,544,536	$3,363,201
Average loans outstanding	$4,236,825	$3,888,992	$3,715,533	$3,404,031	$3,271,330
Ratio of allowance to non-performing loans	854.31%	424.44%	268.70%	110.84%	82.87%
Ratio of allowance to total loans	1.26%	1.30%	1.49%	1.63%	1.82%
Ratio of net charge-offs to average loans	0.09%	0.14%	0.16%	0.36%	0.38%

Interest Rate Risk Management
Interest rate risk is defined as the exposure to current and future earnings and capital that arises from adverse movements in interest rates. Depending on a bank’s asset/liability structure, adverse movements in interest rates could be either rising or falling interest rates. For example, a bank with predominantly long-term fixed-rate assets and short-term liabilities could have an adverse earnings exposure to a rising rate environment. Conversely, a short-term or variable-rate asset base funded by longer-term liabilities could be negatively affected by falling rates. This is referred to as re-pricing or maturity mismatch risk.
Interest rate risk also arises from changes in the slope of the yield curve (yield curve risk), from imperfect correlations in the adjustment of rates earned and paid on different instruments with otherwise similar re-pricing characteristics (basis risk), and from interest rate related options embedded in our assets and liabilities (option risk).
Our objective is to manage our interest rate risk by determining whether a given movement in interest rates affects our net interest income and the market value of our portfolio equity in a positive or negative way and to execute strategies to maintain interest rate risk within established limits. The results at September 30, 2017 indicate a level of risk within the parameters of our model. Our management believes that the September 30, 2017 results indicate a profile that reflects interest rate risk exposures in both rising and declining rate environments for both net interest income and economic value.
Model Simulation Analysis.   We view interest rate risk from two different perspectives. The traditional accounting perspective, which defines and measures interest rate risk as the change in net interest income and earnings caused by a change in interest rates, provides the best view of short-term interest rate risk exposure. We also view interest rate risk from an economic perspective, which defines and measures interest rate risk as the change in the market value of portfolio equity caused by changes in the values of assets and liabilities, which fluctuate due to changes in interest rates. The market value of portfolio equity, also referred to as the economic value of equity, is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities.
These two perspectives give rise to income simulation and economic value simulation, each of which presents a unique picture of our risk of any movement in interest rates. Income simulation identifies the timing and magnitude of changes in income resulting from changes in prevailing interest rates over a short-term time horizon (usually one or two years). Economic value simulation reflects the interest rate sensitivity of assets and liabilities in a more comprehensive fashion, reflecting all future time periods. It can identify the quantity of interest rate risk as a function of the changes in the economic values of assets and liabilities, and the corresponding change in the economic value of equity of Columbia Bank. Both types of simulation assist in identifying, measuring, monitoring and controlling interest rate risk and are employed by management to ensure that variations in interest rate risk exposure will be maintained within policy guidelines.
We produce these simulation reports and discuss them with our management Asset and Liability Committee and Board Risk Committee on at least a quarterly basis. The simulation reports compare baseline (no interest rate change) to the results of an interest rate shock, to illustrate the specific impact of the interest rate scenario tested on income and equity. The model, which incorporates all asset and liability rate information, simulates the effect of various interest rate movements on income and equity value. The reports identify and measure our interest rate risk exposure present in our current asset/liability structure. Management considers both a static (current position) and dynamic (forecast changes in volume) analysis as well as non-parallel and gradual changes in interest rates and the yield curve in assessing interest rate exposures.
If the results produce quantifiable interest rate risk exposure beyond our limits, then the testing will have served as a monitoring mechanism to allow us to initiate asset/liability strategies designed to reduce and therefore mitigate interest rate risk.
The table below sets forth an approximation of our interest rate risk exposure. The simulation uses projected repricing of assets and liabilities at September 30, 2017. The income simulation analysis presented represents a one year impact of the interest scenario assuming a static balance sheet. Various assumptions are made regarding the prepayment speed and optionality of loans, investment securities and deposits, which are based on analysis and market information. The assumptions regarding optionality, such as prepayments of loans and the effective lives and repricing of non-maturity deposit products, are documented periodically through evaluation of current market conditions and historical correlations to our specific asset and liability products under varying interest rate scenarios.
Because the prospective effects of hypothetical interest rate changes are based on a number of assumptions, these computations should not be relied upon as indicative of actual results. While we believe such assumptions to be reasonable, assumed prepayment rates may not approximate actual future prepayment activity on mortgage-backed securities or agency issued collateralized obligations (secured by one- to four-family loans and multifamily loans). Further, the computation does not reflect any actions that management may undertake in response to changes in interest rates and assumes a constant asset base. Management periodically reviews the rate assumptions based on existing and projected economic conditions and consults with industry experts to validate our model and simulation results.
The table below sets forth, as of September 30, 2017, Columbia Bank’s net portfolio value, the estimated changes in our net portfolio value and net interest income that would result from the designated instantaneous parallel changes in market interest rates.
	Twelve Month Net Interest Income	Net Portfolio Value
Change in Interest Rates (Basis Points)	Percentage Change	Estimated NPV	Percentage Change
+200	1.4	$607,932	(16.9)
+100	1.0	674,387	(7.9)
0	—	731,942	—
-100	(2.5)	754,603	3.1
As of September 30, 2017, based on the scenarios above, net interest income would increase modestly, by approximately 1% to 1.4%, over a one-year time horizon in a rising interest rate environment. One-year net interest income would decrease by approximately 2.5% in a declining interest rate environment over the same period.
Conversely, economic value at risk would be negatively impacted by a rise in interest rates. We have established an interest rate floor of zero percent for measuring interest rate risk. The difference between the two results reflects the relatively long terms of a portion of our assets which is captured by the economic value at risk but has less impact on the one year net interest income sensitivity.
Overall, our September 30, 2017 results indicate that we are adequately positioned with an acceptable net interest income and economic value at risk and that all interest rate risk results continue to be within our policy guidelines.
Liquidity Management
Liquidity risk is the risk of being unable to meet obligations as they come due at a reasonable funding cost. We mitigate this risk by attempting to structure our balance sheet prudently and by maintaining diverse borrowing resources to fund potential cash needs. For example, we structure our balance sheet so that we fund less liquid assets, such as loans, with stable funding sources, such as retail deposits, long-term debt, wholesale deposits, and capital. We assess liquidity needs arising from asset growth, maturing obligations, and deposit withdrawals, taking into account operations in both the normal course of business and times of unusual events. In addition, we consider our off-balance sheet arrangements and commitments that may impact liquidity in certain business environments.
Our Asset and Liability Committee measures liquidity risks, sets policies to manage these risks, and reviews adherence to those policies at its quarterly meetings. For example, we manage the use of short-term unsecured borrowings as well as total wholesale funding through policies established and reviewed by our Asset and Liability Committee. In addition, the risk committee of our board of directors sets liquidity limits and reviews current and forecasted liquidity positions at each of its regularly scheduled meetings.

We have contingency funding plans that assess liquidity needs that may arise from certain stress events such as rapid asset growth or financial market disruptions. Our contingency plans also provide for continuous monitoring of net borrowed funds and dependence and available sources of contingent liquidity. These sources of contingent liquidity include cash and cash equivalents, capacity to borrow at the Federal Reserve discount window and through the Federal Home Loan Bank system, fed funds purchased from other banks and the ability to sell, pledge or borrow against unencumbered securities in our investment portfolio. As of September 30, 2017, the potential liquidity from these sources totaled $2.1 billion, which is an amount we believe currently exceeds any contingent liquidity need.
Uses of Funds.   Our primary uses of funds include the extension of loans and credit, the purchase of investment securities, working capital, and debt and capital management. In addition, contingent uses of funds may arise from events such as financial market disruptions.
We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, (4) repayment of borrowings, and (5) the objectives of our asset/liability management program. Excess liquid assets are invested generally in fed funds.
Sources of Funds.   Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At September 30, 2017, total cash and cash equivalents totaled $101.0 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $557.2 million at September 30, 2017. On September 30, 2017, we had $642.4 million in Federal Home Loan Bank advances outstanding. In addition, if Columbia Bank requires funds beyond its ability to generate them internally, it can borrow funds under an overnight advance program up to Columbia Bank’s maximum borrowing capacity based on its ability to collateralize such borrowings.
Our primary sources of funds include a large, stable deposit base. Core deposits, primarily generated from our retail branch network, are our largest and most cost-effective source of funding. Core deposits totaled $2.8 billion at September 30, 2017, representing an increase from $2.6 billion at September 30, 2016. The increase in core deposits was primarily driven by a $57.9 million increase in interest-bearing consumer checking accounts, a $54.3 million increase in municipal deposits and a $42.4 million increase in non-interest bearing commercial transaction accounts. We also maintain access to a diversified base of wholesale funding sources. These uncommitted sources include fed funds purchased from other banks, securities sold under agreements to repurchase, and Federal Home Loan Bank advances. Aggregate wholesale funding totaled $733.0 million at September 30, 2017, compared to $682.0 million as of September 30, 2016. In addition, at September 30, 2017, we had arrangements to borrow up to $1.9 billion in aggregate from the Federal Home Loan Bank of New York and the Federal Reserve Bank of New York.
A significant use of our liquidity is the funding of loan originations. At September 30, 2017, Columbia Bank had $104.7 million in loan commitments outstanding, which primarily consisted of commitments to fund loans of  $39.8 million, $26.1 million and $22.5 million in residential mortgage, construction and commercial real estate, respectively, $664.7 million in unused commercial and consumer lines of credit, and $10.4 million in standby letters of credit. Another significant use of Columbia Bank’s liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of September 30, 2017 totaled $657.7 million, or 48.4% of total certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in the current low interest rate environment. Management believes, however, based on past experience that a significant portion of our certificates of deposit will be renewed. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2018. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations at September 30, 2017:
		Payments due by period
(Dollars in thousands)	Total	Less than One Year	One to Three Years	Three to Five Years	More Than Five Years
Borrowed funds	$733,043	$280,000	$338,000	$64,400	$50,643
Commitments to fund loans	104,650	104,650	—	—	—
Unused lines of credit	664,653	161,699	213,601	21,522	267,831
Standby letters of credit	10,381	5,146	3,651	19	1,566
Operating lease obligations	20,897	3,496	5,246	3,729	8,426
Total	$1,533,624	$554,990	$560,498	$89,670	$328,465

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and borrowings. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us, local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.
Columbia Financial is a separate legal entity from Columbia Bank and must provide for its own liquidity in addition to its operating expenses. Columbia Financial’s primary source of income is dividends received from Columbia Bank. The amount of dividends that Columbia Bank may declare and pay to Columbia Financial is generally restricted under federal regulations to the retained earnings of Columbia Bank. During the year ended September 30, 2017, Columbia Bank paid Columbia Financial a $2.0 million dividend to fund the interest payment on the trust preferred debt and make contributions to the Columbia Bank Foundation. At September 30, 2017, on a stand-alone basis, Columbia Financial had liquid assets of $2.9 million.
Capital Management.   We are subject to various regulatory capital requirements administered by our federal banking regulators, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2017, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See “Regulation — Federal Banking Regulation — Capital Requirements” and note 16 in the notes to the consolidated financial statements included in this prospectus.
This offering is expected to increase our consolidated equity by $295.9 million at the minimum of the offering range and by $401.7 million at the maximum of the offering range. We intend to use a portion of the net proceeds to redeem $50.0 million of junior subordinated debt. See “Capitalization.” The capital from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. Following completion of this offering, we also will manage our capital for maximum stockholder benefit and will consider stock repurchases after completion of the offering subject to market conditions and regulatory restrictions. Under current federal regulations, subject to certain exceptions, we may not repurchase shares of our common stock during the first year following the completion of the offering. We may also consider the payment of dividends, subject to statutory and regulatory requirements, including the ability of Columbia Bank MHC to waive receipt of any dividends that we may declare. For information on our dividend policy, see the section of the prospectus entitled “Dividend Policy.”
Off-Balance Sheet Arrangements.   In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our consolidated financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments, see note 14 to the consolidated financial statements included in this prospectus.
For the fiscal years ended September 30, 2017 and 2016, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.
Derivative Financial Instruments.   Columbia Bank executes interest rate swaps with third parties in order to hedge the interest expense of short term Federal Home Loan Bank advances. Those interest rate swaps are simultaneous with entering into the short term borrowing with the Federal Home Loan Bank. These derivatives are designated as cash flow hedges and are not speculative. As the interest rate swaps associated with this program meet the hedge accounting requirements, changes in the fair value are recognized in other comprehensive income. As of September 30, 2017, Columbia Bank had two interest rate swaps with an aggregate notional amount of  $20.0 million related to this program.
Columbia Bank presently offers interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps would be simultaneously hedged by offsetting interest rate swaps that Columbia Bank would execute with a third party, such that Columbia Bank would minimize its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service Columbia Bank offers to certain customers. As the interest rate swaps associated with this program would not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps would be recognized directly in earnings. At September 30, 2017, we did not have any interest rate swaps with commercial banking customers in place.
Columbia Bank offers currency forward contracts to certain commercial banking customers to facilitate international trade. Those forward contracts are simultaneously hedged by offsetting forward contracts that Columbia Bank would execute with a third party, such that Columbia Bank would minimize its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service Columbia Bank offers to certain commercial customers. As the currency forward contract associated with this program does not meet the hedge accounting requirements, changes in the fair value of both the customer forward contract and the offsetting forward contract is recognized directly in earnings. At September 30, 2017, Columbia Bank had one currency forward contract in place with a notional value of  $1.6 million which settles in a window period not to exceed April 2018.
Recent Accounting Pronouncements
For a discussion of the impact of recent accounting pronouncements, see note 2 in the notes to the consolidated financial statements included in this prospectus.
Effect of Inflation and Changing Prices
The consolidated financial statements and related consolidated financial data presented in this report have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services because such prices are affected by inflation to a larger extent than interest rates.

OUR MANAGEMENT
Board of Directors
The board of directors of Columbia Financial is comprised of nine persons who are elected for terms of three years, approximately one-third of whom will be elected annually. The directors of Columbia Financial are the same individuals that comprise the boards of directors of Columbia Bank MHC and Columbia Bank. All of our directors are independent under the listing requirements of the Nasdaq Stock Market, Inc., except for Thomas J. Kemly, whom we currently employ as President and Chief Executive Officer.
Information regarding our directors is provided below. Unless otherwise stated, each individual has held his or her current occupation for the last five years. The age indicated for each individual is as of September 30, 2017. The indicated period of service as a director includes the period of service as a director of Columbia Bank.
Directors	Position(s) Held With Columbia Financial and Columbia Bank	Age	Director Since	Current Term to Expire
Noel R. Holland	Chairman	66	1995	2018
Frank Czerwinski	Director	72	1994	2020
Raymond G. Hallock	Director	74	1999	2018
Thomas J. Kemly	President, Chief Executive Officer and Director	59	2006	2019
Henry Kuiken	Director	74	1987	2019
Michael Massood, Jr.	Director	63	2003	2020
Elizabeth E. Randall	Director	64	2003	2020
John R. Salvetti	Director	67	2017	2019
Robert Van Dyk	Director	64	1994	2018
The business experience for the past five years of each of our directors is set forth below. The biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the board of directors to determine that the person should serve as a director. Unless otherwise indicated, directors have held their positions for the past five years.
Noel R. Holland served as a partner in the law firm of Andersen & Holland, located in Midland Park, New Jersey, from January 1976 until his retirement in March 2017.
Mr. Holland’s expertise as a partner in a law firm and his involvement in business and civic organizations in the communities Columbia Bank serves provide the board of directors with valuable insight. Mr. Holland’s years of providing legal counsel and operating a law office position him well to continue to serve as a director of a public company.
Frank Czerwinski served as Director of Real Estate Operations for Philip Morris Companies prior to his retirement. Mr. Czerwinski also served as Vice President of Real Estate Operations for the Olnick Organization and was responsible for overseeing all of the organization’s commercial activities. He has also developed and constructed a number of commercial properties in the New Jersey area.
Mr. Czerwinski’s significant commercial real estate experience provides the board of directors with invaluable insight to the needs of the local communities that Columbia Bank serves.
Raymond G. Hallock served as President and Chief Executive Officer of Columbia Bank from January 2002 until his retirement in December 2011. Mr. Hallock previously served as an audit manager with KPMG LLP and specialized in financial institutions. Mr. Hallock is also a Past Chairman of the New Jersey League of Community Bankers.
Mr. Hallock’s extensive experience in the local banking industry and involvement in business, civic and charitable organizations in the communities Columbia Bank serves affords the board of directors with valuable insight regarding the business and operations of Columbia Bank.

Thomas J. Kemly was appointed President & Chief Executive Officer of Columbia Bank on December 31, 2011. Mr. Kemly began his career with Columbia Bank on May 18, 1981 as a Management Trainee and held various positions in the accounting department. In 1984, he was promoted to Comptroller. Mr. Kemly was promoted to Vice President, Chief Financial Officer in 1992 and promoted to Senior Vice President, Chief Financial Officer in 1993. In 2001, he was promoted to Senior Executive Vice President, Chief Administrative Officer and later had his title changed to Senior Executive Vice President, Chief Operating Officer in 2002. Mr. Kemly was appointed to the Board of Directors in 2006 and subsequently promoted to President and Chief Executive Officer in 2011. Mr. Kemly holds Bachelor’s degrees in Business Administration and Psychology from Trenton State College and an MBA in Finance from Fordham University.
Mr. Kemly’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities Columbia Bank serves affords the board of directors valuable insight regarding the business and operation of Columbia Bank. Mr. Kemly’s knowledge of Columbia Financial’s and Columbia Bank’s business and history, combined with his success and strategic vision, position him well to continue to serve as our President and Chief Executive Officer.
Henry Kuiken is an Executive Vice President for Kuiken Bros. Co., a building supply sales company.
Mr. Kuiken’s strong business background provides the board of directors with invaluable insight to the needs of the local communities that Columbia Bank serves.
Michael Massood, Jr. has served as President of Massood & Company, P.A., CPAs, a certified public accounting firm, since 1981.
As a certified professional accountant, Mr. Massood provides the board of directors with critical experience regarding accounting and financial matters. Mr. Massood’s extensive experience in the local banking industry and involvement in business and civic organizations in the communities Columbia Bank serves affords the board of directors valuable insight regarding the business and operation of Columbia Bank.
Elizabeth E. Randall serves as a Commissioner of the Bergen County Improvement Authority and also currently serves as a member of the audit committee of the New Jersey Municipal Excess Liability Fund. From 2004 to 2006, Ms. Randall served on the Bergen County Board of Chosen Freeholders. Prior to that, Ms. Randall served as the New Jersey Commissioner of Banking and Insurance. Ms. Randall also serves as a member of the Board of Directors of the Bergen County YWCA.
Ms. Randall’s service as an elected and appointed government official provides the board of directors with invaluable insight to the needs of the local communities that Columbia Bank serves.
John (Jack) R. Salvetti is a Principal in the accounting and consulting firm of S.R. Snodgrass, P.C., which specializes in service to clients in the financial services industry. Mr. Salvetti served as the firm’s President and Chief Executive Officer for many years and is currently the director of the firm’s consulting division, which provides strategic planning, enterprise risk management and performance advisory services to financial institutions. He also serves as an instructor, author and frequent conference speaker.
Mr. Salvetti’s extensive knowledge of the banking industry and strong leadership skills provide the board of directors with insight and guidance into the financial, business and regulatory requirements of the banking environment.
Robert Van Dyk has been President and Chief Executive Officer of Van Dyk Health Care, a health care services company, since July 1994 and the President and Chief Executive Officer of two other hospitals since 1980. He serves on many charitable and civic organizations, including colleges, universities, hospitals, religious organizations and foundations within the communities that Columbia Bank serves. In addition, Mr. Van Dyk has been actively involved in Washington, DC for the past 20 years, where he served as chairman of two separate national health care organizations.
Mr. Van Dyk’s strong business background, as well as his experience and expertise with respect to regulated industries, provides the board of directors with invaluable insight to the needs of the local communities that Columbia Bank serves.

Executive Officers
Our executive officers are elected annually by the board of directors and serve at the board’s discretion. The following individuals currently serve as executive officers and will serve in the same positions following the offering:
Name	Position
Thomas J. Kemly	President and Chief Executive Officer
E. Thomas Allen, Jr.	Senior Executive Vice President and Chief Operating Officer
Dennis E. Gibney, CFA	Executive Vice President and Chief Financial Officer
Geri M. Kelly	Executive Vice President and Human Resources Officer
John Klimowich	Executive Vice President and Chief Risk Officer
Mark S. Krukar	Executive Vice President and Chief Lending Officer
Brian W. Murphy	Executive Vice President and Operations Officer
Below is information regarding our executive officers who are not also directors. Each executive officer has held his or her current position for the period indicated below. Ages presented are as of September 30, 2017.
E. Thomas Allen, Jr. was appointed Senior Executive President, Chief Operating Officer of Columbia Bank on December 24, 2014. Mr. Allen began his career with Columbia Bank on October 17, 1994 and held various positions in the finance department. He was promoted to Treasurer in 1996, appointed Vice President, Treasurer in 1998, and named Senior Vice President, Treasurer in 2001. In 2002, Mr. Allen was promoted to Executive Vice President, Chief Financial Officer and served in that capacity until his appointment to Senior Executive President, Chief Operating Officer. Mr. Allen holds a BS/BA Banking & Finance from University of Missouri and an MBA in Financial Management from Pace University. Age 60.
Dennis E. Gibney, CFA was appointed the Executive Vice President and Chief Financial Officer of Columbia Bank in 2014. Prior to joining Columbia Bank, Mr. Gibney worked for FinPro, Inc. a bank consulting firm, and its wholly owned investment banking subsidiary, FinPro Capital Advisors, Inc., for 17 years. While at FinPro, Mr. Gibney worked on mergers and acquisitions, mutual-to-stock conversions, corporate valuations, strategic planning and interest rate risk management engagements for community banks. Mr. Gibney graduated Magna Cum Laude from Babson College with a triple major in Finance, Investments and Economics. He is a CFA Charterholder and a member of the New York Society of Security Analysts. Age 43.
Geri M. Kelly was appointed Executive Vice President, Human Resources Officer of Columbia Bank on January 1, 2012. Ms. Kelly began her career at Columbia Bank in December 1979 and held various positions in the human resources department. In 1998, Ms. Kelly was promoted to Vice President, Human Resources Officer and in December 2000 she was promoted to Senior Vice President, Human Resources Officer. Ms. Kelly served Columbia Bank in that capacity until her appointment to Executive Vice President, Human Resources Officer in 2012. She graduated from Douglass College with a Bachelor’s of Arts degree in Foreign Languages and received her Masters of Business Administration from Rutgers University. Age 60.
John Klimowich was appointed Executive Vice President and Chief Risk Officer of Columbia Bank on October 5, 2013. Mr. Klimowich began working for Columbia Bank in November 1985 and held various positions in the accounting department. Mr. Klimowich was promoted to Senior Vice President, Controller in March, 2002 and served Columbia Bank in that capacity until his appointment as Executive Vice President and Chief Risk Officer in 2013. Mr. Klimowich holds a Bachelor’s degree in Economics from William Paterson University and an MBA in Accounting from Seton Hall University. Age 54.

Mark S. Krukar was appointed Executive Vice President and Chief Lending Officer of Columbia Bank in April 2012. Mr. Krukar began his career at Columbia Bank in December 1987 as a Commercial Lender. Mr. Krukar was promoted to Vice President/Commercial Lending in April 1995. Mr. Krukar was named Senior Vice President/Commercial Lending in 2002 and served in that capacity until he was promoted to Executive Vice President and Chief Lending Officer. Mr. Krukar graduated Magna Cum Laude with a Bachelor’s degree in Finance and received an MBA in Finance, both from Fairleigh Dickinson University. Age 56.
Brian W. Murphy was appointed Executive Vice President, Operations of Columbia Bank in March 2009. Mr. Murphy began his career at Columbia Bank as a Management Trainee in 1981 and held various positions in the retail department. In 1996, Mr. Murphy became Columbia Bank’s Branch Administrator and was promoted to Senior Vice President in 2001. He served Columbia Bank in that capacity until his appointment to Executive Vice President, Operations in 2009. Mr. Murphy holds a Bachelor’s degree in Accounting from William Paterson University. Age 57.
Board Leadership Structure and Board’s Role in Risk Oversight
Our board of directors has determined that the separation of the offices of Chairman of the Board and President and Chief Executive Officer enhances board independence and oversight. Moreover, the separation of the positions of Chairman of the Board and President and Chief Executive Officer enables the President and Chief Executive Officer to focus on his responsibilities of running Columbia Financial and Columbia Bank and expanding and strengthening our franchise while enabling the Chairman of the Board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Consistent with this determination, Noel R. Holland, who is independent under the listing requirements of the Nasdaq Stock Market, serves as Chairman of the Board and Thomas J. Kemly serves as President and Chief Executive Officer.
Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit, interest rate, liquidity, operational, strategic and reputation risks. Management is responsible for the day-to-day management of risks we face, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks we face. Senior management attends the board meetings and is available to address any questions or concerns raised by the board on risk management and any other matters. The Chairman of the Board and independent members of the board work together to provide strong, independent oversight of our management and affairs through our standing committees and regular meetings of independent directors.
Meetings and Committees of the Board of Directors
We conduct business through meetings and activities of the board of directors and their committees. During the year ended September 30, 2017, the board of directors held 14 meetings. No director attended fewer than 75% of the aggregate total meetings of the board of directors and the committees on which such director served during the year ended September 30, 2017.
Columbia Financial maintains an audit committee, a compensation committee and a nominating and governance committee. In addition, the board of directors of Columbia Bank maintains a risk committee, which is comprised of the entire board, to oversee risk management matters. These committees operate in accordance with written charters approved by the board of directors.

The following table identifies Columbia Financial’s standing committees and their members at September 30, 2017. All members of each committee are independent in accordance with the listing requirements of the Nasdaq Stock Market, Inc. Each committee operates under a written charter that is approved by the board of directors that governs its composition, responsibilities and operation. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available in the Corporate Governance portion of the Investor Relations section of our website (www.columbiabankonline.com).
Director	Audit Committee	Compensation Committee	Nominating and Governance Committee	Risk Committee
Noel R. Holland	X	X*	X	X*
Frank Czerwinski		X	X*	X
Raymond G. Hallock	X		X	X
Thomas J. Kemly				X
Henry Kuiken		X		X
Michael Massood, Jr.	X*			X
Elizabeth E. Randall	X		X	X
John R. Salvetti		X		X
Robert Van Dyk		X		X
Number of Meetings in Fiscal 2017	5	9	5	4

*
Denotes chairperson.

Audit Committee.   The audit committee assists the board of directors in its oversight of our accounting, auditing, internal control structure and financial reporting matters, the quality and integrity of our financial reports and our compliance with applicable laws and regulations. The committee is also responsible for engaging our independent registered public accounting firm and monitoring its conduct and independence. The board of directors has designated Michael Massood, Jr. as an audit committee financial expert under the rules of the Securities and Exchange Commission. Mr. Massood is independent under the listing requirements of the Nasdaq Stock Market, Inc. applicable to audit committee members.
Compensation Committee.   The compensation committee reviews and makes recommendations to the board of directors regarding Columbia Financial’s and Columbia Bank’s overall compensation philosophy and strategy. The compensation committee reviews all components of compensation, including salaries, cash incentive plans, long-term incentive plans and various employee benefit matters. Decisions by the compensation committee with respect to the compensation of executive officers are approved by the full board of directors.
The compensation committee has assessed Columbia Financial’s compensation programs and has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Columbia Financial. Our risk committee has also assessed Columbia Financial’s executive and broad-based compensation and benefits programs to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature. This risk assessment process included a review of program policies and practices; a program analysis to identify risk and risk control related to the programs; and determinations as to the sufficiency of risk identification, the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to company strategy. Although the compensation committee reviews all compensation programs, it focuses on the programs with variability of payout, with the ability of a participant to directly affect payout and the controls on participant action and payout.

Based on the foregoing, we believe that our compensation policies and practices do not create inappropriate or unintended significant risk to Columbia Financial. We also believe that our incentive compensation arrangements provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage significant risks; are compatible with effective internal controls and our risk management practices; and are supported by the oversight and administration of the compensation committee with regard to executive compensation programs.
Nominating and Governance Committee.   The nominating and governance committee assists the board of directors in: (1) identifying individuals qualified to become board members, consistent with criteria approved by the board of directors; (2) recommending to the board of directors the director nominees for the next annual meeting; (3) implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to corporate governance guidelines; and (4) recommending director nominees for each committee.
Risk Committee.   The risk committee, which is comprised of the entire board of directors, oversees the identification and management of the various risks we face including, among other things, financial, credit, collateral, consumer compliance, operational, Bank Secrecy Act, fraud, cyber security, vendor and insurable risks.
Director Compensation
The following table sets forth the compensation received by individuals who served as our non-employee directors during the year ended September 30, 2017.
Name	Fees Earned or Paid in Cash	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation(1) Earnings	All Other Compensation(2)	Total
Frank Czerwinski	$116,774	$—	$—	$1,122	$117,896
Raymond G. Hallock	109,075	—	—	4,838	113,913
Noel R. Holland	195,099	—	862	4,990	200,951
Henry Kuiken	109,274	—	—	9,483	118,757
Michael Massood, Jr.	114,174	—	—	23,652	137,826
Elizabeth E. Randall	111,675	—	628	1,053	113,356
Jack R. Salvetti	45,150	—	—	—	45,150
Robert Van Dyk	106,674	—	—	15,768	122,442

(1)
Represents above-market earnings under the Columbia Bank Director Deferred Compensation Plan for fiscal 2017.

(2)
Represents health insurance and term life insurance premiums.

Retainer and Meeting Fees for Non-Employee Directors.   The following table sets forth the applicable retainers and fees that were paid to our directors for their service on the board of directors of Columbia Financial and Columbia Bank for the year ended September 30, 2017.
Annual retainer for all board members (except Chairman of the Board)	$67,800
Annual retainer for Chairman of the Board	134,500
Annual retainer for Nominating and Governance Committee members	5,000
Annual retainer for Audit Committee Chairman	7,500
Additional fee per board meeting (except for Chairman of the Board)	1,300
Additional fee per board meeting (Chairman of the Board)	1,500
Director Deferred Compensation Plan.   We maintain the Columbia Bank Director Deferred Compensation Plan in order to provide a deferred compensation opportunity to directors of Columbia Bank. Under the plan, a director may elect to defer up to 100% of his or her total cash compensation

(including retainers and meeting fees) expected to be earned during a plan year. Two of our directors have elected to defer compensation under this plan. Pursuant to their elections, upon a director’s termination of service for any reason, or upon a change in control of Columbia Bank, the plan provides that Columbia Bank will pay the director his or her accumulated benefit under the plan in a lump sum payment as soon as practicable following his or her termination of service or the change in control, as applicable.
Executive Compensation
Summary Compensation Table.   The following information is furnished for our principal executive officer and our two next most highly compensated executive officers. These individuals are referred to in this prospectus as our “named executive officers.”
Name	Fiscal Year	Salary	Bonus	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation(1)	Total
Thomas J. Kemly President and Chief Executive Officer	2017	$728,416	$345,099	$—	$—	$70,026	$1,143,541
Dennis E. Gibney Executive Vice President and Chief Financial Officer	2017	375,807	115,000	—	—	14,727	505,534
E. Thomas Allen, Jr. Executive Vice President and Chief Operating Officer	2017	436,538	175,000	—	—	37,399	648,937

(1)
Details of the amounts disclosed in the “All Other Compensation” column are provided in the table below.

	Mr. Kemly	Mr. Gibney	Mr. Allen
Matching contributions to 401(k) plan	$8,100	$8,100	$8,100
Executive term life insurance premiums	19,931	5,838	13,351
Car allowances	17,650	—	15,151
Mobile phone allowances	851	789	797
Club dues	23,494	—	—
Employment Agreements.   We have entered into three-year employment agreements with Messrs. Kemly, Gibney and Allen. Each employment agreement provides for a three-year term. The board of directors of Columbia Financial and Columbia Bank may extend the terms of the employment agreements with the executives annually for another twelve month period, unless the executive gives notice of non-renewal at least sixty days prior to such extension. Current base salaries under the employment agreements for Messrs. Kemly, Gibney and Allen are $745,000, $382,000 and $475,000, respectively. The Compensation Committee of the board of directors annually reviews the executives’ base salaries. In addition to base salary, the agreements provide that the executives shall be eligible to participate in the short-term and long-term incentive compensation plans of Columbia Bank. The executives shall also be entitled to continue participation in any fringe benefit arrangements in which he was participating on the effective date of the employment agreement. In addition, the agreements provide for reimbursement of reasonable travel and other business expenses incurred in connection with the performance of the executive’s duties.
If the executive’s employment is terminated by Columbia Financial or Columbia Bank during the term of the agreement, without cause, including a resignation for good reason (as defined in the agreement), but excluding termination for cause or due to death, disability, retirement or following a change in control, the executive would be entitled to a payment equal to a multiple (i.e., three times for Mr. Kemly, and two times for Messrs. Gibney and Allen) of the sum of: (i) his annual base salary plus (ii) his target annual bonus in effect on the termination date. The severance payment shall be paid to the executive as salary continuation in substantially equal installments over the thirty-six or twenty-four month period, respectively, in accordance with Columbia Bank’s customary payroll practices, subject to the receipt of a signed release of claims from the executive within the time frame set forth in the agreement. Assuming the executives elect continued medical and dental coverage under COBRA, Columbia Bank will reimburse the executives the amount equal to the monthly COBRA premium paid by the executives for such coverage less the active employee premium for such coverage for a period of 36 months, in the case of Mr. Kemly, and 24 months, in the case of Messrs. Gibney and Allen. In addition, each executive would receive any unpaid annual bonus for the completed fiscal year and, to the extent there are any outstanding equity plan awards made to the executives, the treatment of such awards upon termination would be determined in accordance with the terms of the applicable equity plan and award agreements.
If the executive’s employment is terminated during the term of the agreement by Columbia Financial or Columbia Bank without cause, including a resignation for good reason (as defined in the agreements), within 24 months after a change in control (as also defined in the agreements), each executive would be entitled to a payment equal a multiple of three times of the sum of: (i) his annual base salary (or his base salary in effect immediately before the change in control, if higher) plus (ii) his annual target bonus (or his target bonus in effect immediately before the change in control, if higher). The severance payment shall be paid to the executive within sixty days of the termination date in a single lump sum payment. The payment shall also include a sum equal to his prior year bonus in a lump sum on the date on which the annual bonus would have been paid to executive but for executive’s termination of employment. In addition, each executive shall receive a lump sum payment equal to the cost of providing continued life, medical and dental coverage for 36 months following termination less the active employee charge for such coverage in effect on the termination date. To the extent there are any outstanding equity plan awards made to executives, the treatment of such awards upon termination would be determined in accordance with the terms of the applicable equity plan and award agreements.
For purposes of the executive’s ability to resign and receive a payment under the agreement, “good reason” would include the occurrence of any of the following events: (i) a material reduction in the executive’s base salary or target bonus under the cash incentive plans, if applicable, except for reductions proportionate with similar reductions to all other members of the executive leadership team; (ii) a material adverse change in executive’s position that results in a demotion in the executive’s status within Columbia Financial or Columbia Bank; (iii) a change in the primary location at which the Executive is required to perform the duties of his employment with Columbia Financial and Columbia Bank to a location that is more than thirty (30) miles from the location of the Bank’s headquarters as of the date of the agreement; or (iv) a material breach by Columbia Financial or Columbia Bank of any written agreement between the Executive, on the one hand, and any of Columbia Financial and Columbia Bank or any other affiliate of Columbia Financial, on the other hand, unless arising from the Executive’s inability to materially perform his duties contemplated hereunder.
The employment agreements provide for a “best net benefits” approach in the event that severance benefits under the agreements or otherwise result in “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended. The best net benefits approach reduces an executive’s payments and benefits to avoid triggering the excise tax if the reduction would result in a greater after-tax amount to the executive officer compared to the amount the executive officer would receive net of the excise tax if no reduction were made.
Under the employment agreements, if the executive is terminated due to disability, the employment agreement will terminate and the executive will receive an amount equal to one times the sum of his base salary and target bonus in effect on the termination date less the amount expected to be paid to executive under the Columbia Bank long term disability plan, payable as salary continuation in substantially equal installments over a twelve-month period. For these purposes, disability will occur on the date on which the insurer or administrator of the Bank’s long-term disability insurance determines that executive is eligible to commence benefits under such insurance. If the executive dies while employed, Columbia Bank will pay to his designated beneficiary an amount equal to one times the sum of the executive’s base salary and target bonus in effect on the termination date.

Upon retirement of an executive, the executive will be entitled to benefits under any retirement plans to which he is a party but shall not be entitled to any amount or benefits under the employment agreement.
The employment agreements provide that, except in the event of a change in control, termination for cause or retirement, Mr. Kemly is subject to a three-year non-compete in the event his employment is terminated and Messrs. Gibney and Allen are each subject to a two-year non-compete in the event their employment is terminated. In the event of termination of the executive’s employment with cause or due to executive’s retirement, the executive is subject to a one-year non-compete. The employment agreements further require that the executives not solicit business, customers or employees of Columbia Financial or Columbia Bank for, in the case of Mr. Kemly, a 36-month period following termination (other than a termination of employment following a change in control) and in the case of Messrs. Gibney and Allen, a 24-month period following termination (other than a termination of employment following a change in control), and require the executives to maintain confidential information.
Columbia Bank will pay or reimburse the executives for all reasonable costs and legal fees paid or incurred by the executives in any dispute or question of interpretation relating to the employment agreement if the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that Columbia Financial and Columbia Bank will indemnify the executives to the fullest extent legally allowable.
To the extent that a payment is made or a benefit is received from Columbia Bank, the same payment or benefit will not be paid or received from Columbia Financial.
Retirement Benefits
Tax-Qualified Defined Benefit Pension Plan.   The Columbia Bank Pension Plan (“Pension Plan”) is a tax-qualified defined benefit retirement plan that covers approximately 882 eligible employees and retirees of Columbia Bank. All of the named executive officers participate in the Pension Plan. If a participant elects to retire upon the attainment of age 65, and the participant was hired prior to July 1, 2005, the plan provides that the participant’s normal retirement benefit will equal 2% of his or her average annual compensation for each plan year and month of service, up to a maximum of 45 years. If a participant elects to retire upon attainment of age 65, and the participant was hired on or after July 1, 2005, the plan provides that the participant’s normal retirement benefit will equal 1.8% of his or her average annual compensation for each plan year and month of service, up to a maximum of 45 years. Participants who have attained age of 55 and have completed 10 years of service may retire early. If the participant was hired prior to July 1, 2005, his or her benefit will be reduced by 3% for each year of early commencement between age 55 and 65; if the participant was hired on or after July 1, 2005, his or her benefit will be reduced by 1∕15th for each year of early commencement between age 60 and 65 and an additional 1∕30th for each year of early commencement between age 55 and 60. Participants become fully vested in their accrued plan benefit after five years of service. Under the plan, “average annual compensation” is defined as the average of a participant’s compensation for the period of five consecutive years during which his or her compensation was the highest. The Pension Plan was overfunded at September 30, 2017, with assets representing 125% of our benefit obligation at that date.
Non-Qualified Retirement Income Maintenance Plan.   The Columbia Bank Retirement Income Plan (“RIM”) is a non-qualified and unfunded defined benefit retirement plan that provides supplemental retirement benefits to certain highly compensated employees of Columbia Bank and First Jersey Title Services, Inc. whose benefits under the tax-qualified Pension Plan are limited due to the restrictions of Section 415 and/or Section 401(a)(17) of the Internal Revenue Code. All of the named executive officers are eligible to participate in the RIM. A participant’s benefit under the RIM are equal to the excess of  (i) the benefit that would be payable to the participant in accordance with the terms of the tax-qualified Pension Plan disregarding the limitations imposed by Section 415 and Section 401(a)(17) of the Internal Revenue Code, less (ii) the benefit actually payable to the participant under the tax-qualified Pension Plan after taking such limitations into account. A participant’s RIM benefit will be paid at the time and in the form elected by the participant; the default time and form of payment is a life annuity with a minimum of 120 monthly payments commencing on the first day of the month following the month in which the participant separates from service, provided that if the participant is a “specified employee” for purposes of Section 409A of the Internal Revenue Code on the date of the participant’s separation from service, payment will be delayed for six months following the participant’s separation from service.

401(k) Plan.   The Columbia Bank Savings and Investment Plan (the “401(k) Plan”) is a tax-qualified defined contribution plan that covers eligible employees of Columbia Bank and First Jersey Title Services, Inc. All named executive officers are eligible to participate in the 401(k) Plan. Participants may elect to make salary reduction contributions, subject to annual limitations imposed by the Internal Revenue Code. For 2018, the compensation deferral contribution limit is $18,500; provided, however, that participants who have attained age 50 may contribute an additional $6,000. In addition, Columbia Bank makes matching contributions to the 401(k) Plan on behalf of each participant each year in an amount equal to 100% of up to the first 3% of a participant’s compensation that the participant contributes to the Plan for the year. Participants are permitted to direct the investment of their account balances under the 401(k) Plan among a variety of investment options selected by our internal Retirement Plan Committee. Participants are immediately 100% vested in their account balances attributable to compensation deferral contributions. Participants become vested in their account balances attributable to matching contributions in installments: 25% after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service. Participants may take distributions of their vested account balances following separation from service. During employment, participants may borrow from their vested account balances and take distributions of their vested account balances after attainment of age 59 1∕2 or on account of hardship.
In connection with the offering, the plan has added another investment alternative, the Columbia Financial, Inc. Stock Fund (the “Employer Stock Fund”), which will permit participants who are eligible depositors to invest their 401(k) Plan account balances in Columbia Financial common stock in the offering. Unlike the employee stock ownership plan described below, the 401(k) Plan does not have priority subscription rights to purchase common stock in the offering. A 401(k) Plan participant who elects to invest his or her 401(k) Plan funds in the offering through the Employer Stock Fund will receive the same subscription priority, and be subject to the same purchase limitations, as if the participant had elected to purchase the common stock using funds outside the 401(k) Plan. The trustee will purchase common stock in the offering on behalf of 401(k) Plan participants, to the extent that shares are available. Participants will direct the 401(k) Plan trustee regarding the voting of shares purchased for their 401(k) Plan accounts through the Employer Stock Fund.
Non-Qualified Savings Income Maintenance Plan.   The Columbia Bank Savings Income Maintenance Plan (the “SIM”) is a non-qualified and unfunded defined contribution retirement plan for the benefit of certain highly compensated employees of Columbia Bank and First Jersey Title Services, Inc. All named executive officers are eligible to participate in the SIM. Under the SIM, a participant may defer up to 60% of the participant’s compensation above the salary limit imposed by Section 401(a)(17), reduced by the amount of Federal Insurance Contribution Act taxes that the participant must pay in a plan year with respect to such compensation. In addition, Columbia Bank may make matching contributions equal to a portion of a participant’s compensation deferred under the SIM. For 2017, Columbia Bank made matching contributions in an amount equal to 100% of up to the first 3% of a participant’s compensation in excess of $270,000 that the participant deferred under the SIM. Participants earn a return on their notional account balances based on investment in phantom investment funds selected by participants from a list of phantom funds made available by Columbia Bank. The SIM does not guarantee a rate of return and none of the investment funds provide above market earnings. Participants are immediately 100% vested in their account balances attributable to compensation deferral contributions. Participants become vested in their account balances attributable to matching contributions in installments: 25% after two years of service, 50% after three years of service, 75% after four years of service and 100% after five years of service. A participant’s vested account balance will be distributed to the participant in a single lump sum on the first day of the month next following the two-month anniversary of the participant’s separation from service, provided that if the participant is a “specified employee” for purposes of Section 409A of the Internal Revenue Code on the date of the participant’s separation from service, payment will be delayed for six months following the participant’s separation from service.
Employee Stock Ownership Plan.   In connection with the offering, Columbia Bank has adopted an employee stock ownership plan for eligible employees. All eligible employees who are employees as of the closing of the offering of Columbia Bank or any of its affiliates who have adopted the employee stock ownership plan will begin participation in the plan as of the later of January 1, 2018 or their date of hire. Otherwise, an eligible employee will begin participation in the plan on the first day of the month following or coincident with the completion of six months of employment with Columbia Bank or the affiliate of Columbia Bank that has adopted the plan.
We have engaged Newport Trust Company, an independent third party trustee, to purchase in the offering, on behalf of the employee stock ownership plan, 3.92% of the outstanding shares of Columbia Financial common stock following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation) (2,919,793 shares, 3,435,051 shares and 3,950,309 shares at the minimum, midpoint and maximum of the offering range, respectively). The purchase of common stock by the employee stock ownership plan in the offering will comply with all applicable regulations of the Federal Reserve Board, except to the extent waived by such federal agencies. The employee stock ownership plan intends to fund its stock purchase through a loan from Columbia Financial, Inc. equal to 100% of the aggregate purchase price of the common stock. The loan will be repaid principally through Columbia Bank’s contributions to the employee stock ownership plan and dividends payable on common stock held by the plan over an expected 20-year term of the loan. We anticipate that the fixed interest rate for the employee stock ownership plan loan will be the prime rate, as published in The Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”
The trustee will hold the shares purchased in a loan suspense account, and will release the shares from the suspense account on a pro rata basis as Columbia Bank repays the loan. The trustee will allocate the shares released among active participants on the basis of each active participant’s proportional share of compensation. Participants will vest in their employee stock ownership plan allocations ratably over a five year period. Participants will be credited with past service for vesting purposes under the employee stock ownership plan. Participants will become fully vested upon age 65, death, disability, a change in control, or termination of the plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service. The plan will reallocate any unvested shares of common stock forfeited upon termination of employment among the remaining participants in the plan.
Participants may direct the plan trustee how to vote the shares of common stock credited to their accounts. The plan trustee will vote all unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as it votes those shares for which participants provide instructions, subject to fulfillment of its fiduciary responsibilities as trustee.
Under applicable accounting requirements, Columbia Bank will record a compensation expense for the employee stock ownership plan at the fair market value of the shares when they are released from the suspense account to participants’ accounts under the plan.
Supplemental Executive Retirement Plan.   In connection with the offering, Columbia Bank has adopted an ESOP supplemental executive retirement plan (“ESOP SERP”) to provide for supplemental retirement benefits related to its employee stock ownership plan. The ESOP SERP provides benefits to eligible officers (those designated by the board of directors of Columbia Bank) that cannot be provided under the employee stock ownership plan as a result of eligibility requirements of the plans and/or limitations imposed by the Internal Revenue Code, but that would have been provided under the plan, but for these eligibility requirements and/or Internal Revenue Code limitations. Each of the named executive officers will be participants in the ESOP SERP. In addition to providing benefits that would otherwise be lost as a result of eligibility requirements or the Internal Revenue Code limitations on tax-qualified plans, the ESOP SERP also provides a supplemental benefit upon a change of control prior to the scheduled repayment of the employee stock ownership plan loan. Under the terms of the ESOP SERP, each participant is eligible to receive a cash payment in the event of a change in control equal to the dollar value of the stock benefit the executives would have received under the employee stock ownership plan had the executives remained employed throughout the term of the loan, less: (i) the shares of common stock allocated under the employee stock ownership plan on each participant’s behalf; and (ii) the shares of common stock credited to each participant’s supplemental ESOP account under the SERP. ESOP SERP benefits are nonforfeitable and, therefore, are distributable upon termination of employment for any reason.
Stock-Based Deferral Plan.   In connection with the offering, we established a stock-based deferral plan for certain eligible officers and members of the board of directors. Under the terms of the new stock-based deferral plan, participants are permitted to make a one-time election to transfer all or a portion of their account balances from the SIM and the Columbia Bank Director Deferred Compensation Plan (as

applicable) to the stock-based deferral plan in order to make investments in shares of common stock in connection with the offering. Purchases through the new stock-based deferral plan will be treated in the same manner as an individual stock purchase outside the plan and will be subject to each plan participant’s individual eligibility to subscribe for shares of common stock in the offering. The new stock-based deferral plan also permits eligible officers and members of the board of directors to make an election within 30 days of the effective date of the plan annually thereafter to defer future compensation into the plan and make investments of the deferrals in Columbia Financial common stock.
Cash Incentive Plans
Annual Incentive Plan.   We maintain an annual cash incentive plan — the Performance Achievement Incentive Plan (“PAIP”) — that is designed to align the interests of our employees with the overall performance of Columbia Bank. All exempt employees, including the named executive officers, are eligible to participate in the PAIP, subject to certain eligibility requirements. A participant is eligible to earn a target incentive award for a calendar year defined as a percentage of the participant’s base salary. The participant’s target incentive opportunity for a year will be adjusted based on Columbia Bank’s return on average assets for the year. The participant will be eligible to earn a percentage of the adjusted target incentive based on achievement of a combination of overall Columbia Bank, department/team and individual performance goals. Awards for the named executive officers are approved by the Compensation Committee of the Board.
Long Term Incentive Plan.   We also maintain a long-term cash incentive plan — the Long-Term Incentive Plan (“LTIP”) — that that is focused on ensuring alignment and commitment to achieving long-term financial results for Columbia Bank. The Compensation Committee of the Board approves participants annually from employees at the senior vice president level and above, subject to certain eligibility requirements. The named executive officers are participants in the LTIP. LTIP awards are granted annually using a three-year performance period. A participant is eligible to earn a target LTIP award for a performance period defined as a percentage of the participant’s base salary. The participant will be eligible for a percentage of the target award for a performance period based on achievement of a one or more performance measures established by the Compensation Committee of the Board for that performance period. Once the Compensation Committee determines achievement of the performance goals for a performance period, two-thirds of the earned amount is paid in cash within two and a half months following completion of the performance period and one-third of the earned amount is paid one year later.
Benefits to be Considered Following the Completion of the Offering
Equity Incentive Plan.   Following the offering, Columbia Financial, Inc. plans to adopt an equity incentive plan that will provide for grants of stock options and restricted stock. Columbia Financial, Inc. will submit the equity incentive plan to stockholders for approval. In accordance with applicable regulations, Columbia Financial, Inc. anticipates that the plan, if adopted and approved by stockholders within the first year after the offering, will authorize a number of stock options equal to 4.90% of our outstanding shares (including shares issued to Columbia Bank MHC and our charitable foundation) and a number of shares of restricted stock equal to 1.96% of our outstanding shares (including shares issued to Columbia Bank MHC and our charitable foundation). Therefore, the number of shares reserved under the plan, if adopted and approved by stockholders within that one-year period, will range from 5,109,638 shares, assuming 32,028,350 shares are issued in the offering at the minimum of the offering range, to 6,913,040 shares, assuming 43,332,474 shares are issued in the offering at the maximum of the offering range. The equity incentive plan will comply with all applicable regulations of the Federal Reserve Board, except to the extent waived by such federal agencies.
We may fund the equity incentive plan through the purchase of common stock in the open market or from authorized, but unissued, shares of our common stock. The issuance of additional shares after the offering would dilute the interests of existing stockholders. See “Pro Forma Data.” If we elect to grant stock options, the options will be granted at an exercise price equal to 100% of the fair market value of the stock on the date of grant. We will grant restricted stock awards at no cost to recipients. We expect that restricted stock awards and stock options will generally vest ratably over a five-year period (or as otherwise permitted by the Federal Reserve Board), but we may also make vesting contingent upon the satisfaction of performance goals established by the board of directors or the committee charged with administering the plan. All outstanding awards will accelerate and become fully vested upon a change in control of Columbia Financial.
The equity incentive plan will comply with all applicable Federal Reserve Board regulations, except to the extent waived by the Federal Reserve Board. The requirements contained in these regulations may vary depending on whether we implement the plan within one year following the completion of the offering or after one year following the completion of the offering. If we implement the equity incentive plan more than one year after completion of the offering, the plan would not be subject to many existing regulatory requirements, including limiting the number awards we may reserve or grant under the plan and the time period over which participants may vest in awards granted to them. We will submit the equity incentive plan to stockholders for their approval not less than six months after completion of the offering, at which time we will provide stockholders with detailed information about the plan.
Transactions with Related Persons
The Sarbanes-Oxley Act of 2002 generally prohibits loans by Columbia Financial to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Columbia Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Columbia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Columbia Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although Columbia Bank does not currently have such a program in place.
Pursuant to Columbia Financial’s audit committee charter, the audit committee periodically reviews, no less frequently than quarterly, a summary of Columbia Financial’s transactions with directors and executive officers of Columbia Financial and with firms that employ directors, as well as any other related person transactions, to recommend to the disinterested members of the board of directors that the transactions are fair, reasonable and within our policy and should be ratified and approved. Also, in accordance with banking regulations and its policy, the board of directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of  $25,000 or 5% of Columbia Financial’s capital and surplus (up to a maximum of  $500,000) and such loan must be approved in advance by a majority of the disinterested members of the board of directors. Additionally, pursuant to Columbia Financial’s Code of Ethics and Business Conduct, all executive officers and directors of Columbia Financial must disclose any existing or potential conflicts of interest to the President and Chief Executive Officer of Columbia Financial. Such potential conflicts of interest include, but are not limited to: (1) Columbia Financial conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest; and (2) the ownership of more than 1% of the outstanding securities or capital value of a business or where such investment represents more than 5% of the total assets of the executive officer or director and/or family members.
The aggregate amount of loans by Columbia Bank to its executive officers and directors and their affiliates was $1.6 million at September 30, 2017. As of that date, these loans were performing according to their original terms. The outstanding loans made to our directors and executive officers and their affiliates were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Columbia Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Indemnification for Directors and Officers
Columbia Financial’s certificate of incorporation provides that Columbia Financial must indemnify all directors and officers of Columbia Financial against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of Columbia Financial. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party. Except insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Columbia Financial pursuant to its certificate of incorporation or otherwise, Columbia Financial has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS
The following table sets forth information regarding intended common stock subscriptions by each of our directors and executive officers and their associates, and by all directors, officers and their associates as a group. However, there can be no assurance that any such person or group will purchase any specific number of shares of our common stock. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase order. Directors and officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the offering. Purchases by directors, officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the offering set forth under “The Offering — Offering of Common Stock — Limitations on Purchase of Shares.”
Name	Number of Shares(1)	Aggregate Purchase Price(1)	Percent of Outstanding Shares at Minimum of Offering Range(2)
Directors:
Noel R. Holland	55,000	$550,000	*
Frank Czerwinski	55,000	550,000	*
Raymond G. Hallock	55,000	550,000	*
Thomas J. Kemly	55,000	550,000	*
Henry Kuiken	55,000	550,000	*
Michael Massood, Jr.	55,000	550,000	*
Elizabeth E. Randall	50,000	500,000	*
John R. Salvetti(3)	35,000	350,000	*
Robert Van Dyk	55,000	550,000	*
Executive Officers Who Are Not Also Directors:
E. Thomas Allen, Jr.	55,000	550,000	*
Dennis E. Gibney	55,000	550,000	*
Geri M. Kelly	55,000	550,000	*
John Klimowich	50,000	500,000	*
Mark S. Krukar	30,000	300,000	*
Brian W. Murphy	20,000	200,000	*

*
Less than 1.0%.

(1)
Includes purchases by the named individual’s spouse and other relatives of the named individual living in the same household. Other than as set forth above, the named individuals are not aware of any other purchases by a person who or entity that would be considered an associate of the named individuals under the plan of stock issuance.

(2)
At the adjusted maximum of the offering range, directors and executive officers would own 0.63% of our outstanding shares of common stock.

(3)
Mr. Salvetti joined the board of directors in May 2017 and therefore did not have an account at Columbia Bank on the eligibility record date.

REGULATION
General
As a federal savings association, Columbia Bank is subject to examination, supervision and regulation, primarily by the Office of the Comptroller of the Currency, and, secondarily, by the Federal Deposit Insurance Corporation (“FDIC”) as deposits insurer. Prior to July 21, 2011, the Office of Thrift Supervision was Columbia Bank’s primary federal regulator. However, the Dodd-Frank Act, which is discussed further below, eliminated the Office of Thrift Supervision and transferred the Office of Thrift Supervision’s functions relating to federal savings associations, including rulemaking authority, to the Office of the Comptroller of the Currency, effective July 21, 2011. The federal system of regulation and supervision establishes a comprehensive framework of activities in which Columbia Bank may engage and is intended primarily for the protection of depositors and the FDIC’s Deposit Insurance Fund.
Columbia Bank is also regulated to a lesser extent by the Federal Reserve Board, which governs the reserves to be maintained against deposits and other matters. In addition, Columbia Bank is a member of and owns stock in the FHLB of New York, which is one of the 11 regional banks in the Federal Home Loan Bank System. Columbia Bank’s relationship with its depositors and borrowers also is regulated to a great extent by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and other contractual arrangements.
As savings and loan holding companies, Columbia Financial and Columbia Bank MHC are subject to examination and supervision by, and be required to file certain reports with, the Federal Reserve Board. The Office of Thrift Supervision’s functions relating to savings and loan holding companies were transferred to the Federal Reserve Board on July 21, 2011 pursuant to the Dodd-Frank Act regulatory restructuring. Columbia Financial is also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.
Set forth below are certain material regulatory requirements that are applicable to Columbia Bank and Columbia Financial. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on Columbia Bank and Columbia Financial. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on Columbia Financial, Columbia Bank and their operations.
Dodd-Frank Act
As noted above, the Dodd-Frank Act made significant changes to the regulatory structure for depository institutions and their holding companies. However, the Dodd-Frank Act’s changes go well beyond that and affect the lending, investments and other operations of all depository institutions. The Dodd-Frank Act required the Federal Reserve Board to set minimum capital levels for both bank holding companies and savings and loan holding companies that are as stringent as those required for the insured depository subsidiaries, and the components of Tier 1 capital for holding companies were restricted to capital instruments that were then currently considered to be Tier 1 capital for insured depository institutions. Subsequent regulations issued by the Federal Reserve Board generally exempted from these requirements bank and savings and loan holding companies of less than $1 billion of consolidated assets. The legislation also established a floor for capital of insured depository institutions, and directed the federal banking regulators to implement new leverage and capital requirements that take into account off-balance sheet activities and other risks, including risks relating to securitized products and derivatives.
The Dodd-Frank Act created a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as Columbia Bank, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets continue to be examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations, and gave state attorneys general the ability to enforce applicable federal consumer protection laws.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The legislation also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor. The Dodd-Frank Act increased stockholder influence over boards of directors by requiring publicly traded companies to give stockholders a non-binding vote on executive compensation and so-called “golden parachute” payments. The legislation also directed the Federal Reserve Board to promulgate rules prohibiting excessive compensation paid to bank and savings and loan holding company executives, regardless of whether the company is publicly traded. Further, the legislation required that originators of securitized loans retain a percentage of the risk for transferred loans, directed the Federal Reserve Board to regulate pricing of certain debit card interchange fees and contained a number of reforms related to mortgage originations.
Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations. The implementation of the legislation is an ongoing process and the impact on operations cannot yet fully be assessed. The Dodd-Frank Act has resulted in, and may continue to result in, an increased regulatory burden and increased compliance, operating and interest expense for Columbia Bank. However, in February 2017, the President issued an executive order that a policy of his administration would be making regulation efficient, effective, and appropriately tailored, and directed certain regulatory agencies to review and identify laws and regulations that inhibit federal regulation of the U.S. financial system in a manner consistent with the policies stated in the executive order. Any changes in laws or regulation as a result of this review could result in a repeal, amendment to or delayed implementation of the Dodd-Frank Act.
Federal Banking Regulation
Business Activities.   A federal savings association derives its lending and investment powers from the Home Owners’ Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, Columbia Bank may invest in mortgage loans secured by residential and commercial real estate, commercial business and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. The Dodd-Frank Act authorized, for the first time, the payment of interest on commercial checking accounts. Columbia Bank may also establish, subject to specified investment limits, service corporation subsidiaries that may engage in certain activities not otherwise permissible for Columbia Bank, including real estate investment and securities and insurance brokerage.
Examinations and Assessments.   Columbia Bank is primarily supervised by the Office of the Comptroller of the Currency. Columbia Bank is required to file reports with and is subject to periodic examination by the Office of the Comptroller of the Currency. Columbia Bank is required to pay assessments to the Office of the Comptroller of the Currency to fund the agency’s operations.
Capital Requirements.   Federal regulations require FDIC-insured depository institutions, including federal savings associations, to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio, a Tier 1 capital to risk-based assets ratio, a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.
The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and Total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. The regulations also establish a minimum required leverage ratio of at least 4% Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of accumulated other comprehensive income such as Columbia Bank, up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the accumulated other comprehensive income opt-out have accumulated other comprehensive income incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.
In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution’s assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.
In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements. The capital conservation buffer requirement is being phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented at 2.5% on January 1, 2019.
At September 30, 2017, Columbia Bank’s capital exceeded all applicable requirements. See “Historical and Pro Forma Regulatory Capital Compliance.”
Loans-to-One Borrower.    Generally, a federal savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by “readily marketable collateral,” which generally includes certain financial instruments (but not real estate). As of September 30, 2017, Columbia Bank was in compliance with the loans-to-one borrower limitations.
Standards for Safety and Soundness.   Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.
Prompt Corrective Action.   Under the federal prompt corrective action statute, the Office of the Comptroller of the Currency is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution’s level of capital. An institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4% is considered to be “undercapitalized.” A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be “significantly undercapitalized.” A savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be “critically undercapitalized.”
Generally, the Office of the Comptroller of the Currency is required to appoint a receiver or conservator for a federal savings association that becomes “critically undercapitalized” within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of the

Comptroller of the Currency within 45 days of the date that a federal savings association is deemed to have received notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Any holding company of a federal savings association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings association’s assets at the time it was deemed to be undercapitalized by the Office of the Comptroller of the Currency or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the Office of the Comptroller of the Currency notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The Office of the Comptroller of the Currency may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.
At September 30, 2017, Columbia Bank met the criteria for being considered “well capitalized,” which means that its total risk-based capital ratio exceeded 10%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%.
Qualified Thrift Lender Test.    As a federal savings association, Columbia Bank must satisfy the qualified thrift lender, or “QTL,” test. Under the QTL test, Columbia Bank must maintain at least 65% of its “portfolio assets” in “qualified thrift investments” (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of every 12-month period. “Portfolio assets” generally means total assets of a savings association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association’s business.
Alternatively, Columbia Bank may satisfy the QTL test by qualifying as a “domestic building and loan association” as defined in the Internal Revenue Code.
A savings association that fails the QTL test must operate under specified restrictions set forth in the Home Owners’ Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action for a violation of law. At September 30, 2017, Columbia Bank satisfied the QTL test.
Capital Distributions.    Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the savings association’s capital account. A federal savings association must file an application with the Office of the Comptroller of the Currency for approval of a capital distribution if:
•
the total capital distributions for the applicable calendar year exceed the sum of the savings association’s net income for that year to date plus the savings association’s retained net income for the preceding two years;

•
the savings association would not be at least adequately capitalized following the distribution;

•
the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

•
the savings association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company, such as Columbia Bank, must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend.
An application or notice related to a capital distribution may be disapproved if:
•
the federal savings association would be undercapitalized following the distribution;

•
the proposed capital distribution raises safety and soundness concerns; or

•
the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.
Community Reinvestment Act and Fair Lending Laws.   All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings association, the Office of the Comptroller of the Currency is required to assess the federal savings association’s record of compliance with the Community Reinvestment Act. A savings association’s failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice.
The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. Columbia Bank received a “satisfactory” Community Reinvestment Act rating in its most recent federal examination.
Transactions with Related Parties.   A federal savings association’s authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with an insured depository institution such as Columbia Bank. Columbia Financial is an affiliate of Columbia Bank because of its control of Columbia Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.
Columbia Bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:
•
be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

•
not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of Columbia Bank’s capital.

In addition, extensions of credit in excess of certain limits must be approved by Columbia Bank’s board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.
Enforcement.   The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings associations and has authority to bring enforcement action against all “institution-affiliated parties,” including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the Office of the Comptroller of the Currency may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution to the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions, and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular savings association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.
Insurance of Deposit Accounts.   The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as Columbia Bank. Deposit accounts in Columbia Bank are insured by the FDIC generally up to a maximum of  $250,000 per separately insured depositor and up to a maximum of  $250,000 for self-directed retirement accounts.
The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Assessments for most institutions are now based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years. In conjunction with the Deposit Insurance Fund reserve ratio achieving 1.15%, the assessment range (inclusive of possible adjustments) was reduced for most banks and savings associations to 1.5 basis points to 30 basis points.
In addition to the FDIC assessments, the Financing Corporation (“FICO”) is authorized to impose and collect, with the approval of the FDIC, assessments for anticipated payments, issuance costs and custodial fees on bonds issued by the FICO in the 1980’s to recapitalize the former Federal Savings and Loan Insurance Corporation. The bonds issued by the FICO are due to mature in 2017 through 2019. For the quarter ended September 30, 2017, the annualized FICO assessment was equal to 0.54 of a basis point of total assets less tangible capital.
The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of Columbia Bank. Columbia Bank cannot predict what assessment rates will be in the future.
Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.
Federal Home Loan Bank System.   Columbia Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the FHLB of New York, Columbia Bank is required to acquire and hold shares of capital stock in the FHLB of New York. As of September 30, 2017, Columbia Bank was in compliance with this requirement. While Columbia Bank’s ability to borrow from the FHLB of New York provides an additional source of liquidity, Columbia Bank has historically used FHLB of New York advances to fund its lending operations.
Other Regulations
Interest and other charges collected or contracted for by Columbia Bank are subject to state usury laws and federal laws concerning interest rates. Columbia Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:
•
Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•
Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•
Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•
Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

•
Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•
Truth in Savings Act; and

•
rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Columbia Bank also are subject to the:
•
Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•
Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•
Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•
The USA PATRIOT Act, which requires savings associations to, among other things, establish broadened anti-money laundering compliance programs, and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

•
The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation
General.   Columbia Financial and Columbia Bank MHC are non-diversified savings and loan holding companies within the meaning of the Home Owners’ Loan Act. As such, Columbia Financial and Columbia Bank MHC are registered with the Federal Reserve Board and are subject to the regulation, examination, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over Columbia Financial, Columbia Bank MHC and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.
Permissible Activities.   Under present law, the business activities of Columbia Financial and Columbia Bank MHC are generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met and financial holding company status is elected. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations. Columbia Financial and Columbia Bank MHC have not elected financial holding company status.
Federal law prohibits a savings and loan holding company, including Columbia Financial and Columbia Bank MHC, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings institution or savings and loan holding company, without prior Federal Reserve Board approval. In evaluating applications by holding companies to acquire savings institutions, the Federal

Reserve Board considers factors such as the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.
The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:
•
the approval of interstate supervisory acquisitions by savings and loan holding companies; and

•
the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

Capital.   Savings and loan holding companies have historically not been subjected to consolidated regulatory capital requirements. The Dodd-Frank Act required the Federal Reserve Board to establish for all bank and savings and loan holding companies minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. As a savings and loan holding company with total assets in excess of  $1.0 billion, Columbia Financial is subject to consolidated regulatory capital requirements that are similar to those that apply to Columbia Bank.
Source of Strength.   The Dodd-Frank Act extended the “source of strength” doctrine to savings and loan holding companies. The Federal Reserve Board has issued regulations requiring that all savings and loan holding companies serve as a source of strength to their subsidiary depository institutions.
Dividends and Stock Repurchases.   The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of Columbia Financial to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.
Waivers of Dividends by Columbia Bank MHC.   Columbia Financial may pay dividends on its common stock to public stockholders. If it does, it is also required to pay dividends to Columbia Bank MHC, unless Columbia Bank MHC elects to waive the receipt of dividends. Under the Dodd-Frank Act, Columbia Bank MHC must receive the approval of the Federal Reserve Board before it may waive the receipt of any dividends from Columbia Financial. The Federal Reserve Board has issued an interim final rule providing that it will not object to dividend waivers under certain circumstances, including circumstances where the waiver is not detrimental to the safe and sound operation of the savings association and a majority of the mutual holding company’s members have approved the waiver of dividends by the mutual holding company within the previous twelve months. In addition, for a “non-grandfathered” mutual holding company such as Columbia Bank MHC, each officer or director of Columbia Financial and Columbia Bank, and any tax-qualified stock benefit plan or non-tax-qualified stock benefit plan in which such individual participates that holds any shares of stock to which the waiver would apply, must waive the right to receive any such dividend declared. The Federal Reserve Board’s current position is to not permit a non-grandfathered savings and loan or bank holding company to waive dividends declared by its subsidiary. In addition, any dividends waived by Columbia Bank MHC must be considered in determining an appropriate exchange ratio in the event of a conversion of the mutual holding company to stock form. For more information, see “Our Dividend Policy.”

Conversion of Columbia Bank MHC to Stock Form.   Federal Reserve Board regulations permit Columbia Bank MHC to convert from the mutual form of organization to the capital stock form of organization (a “Conversion Transaction”). There can be no assurance when, if ever, a Conversion Transaction will occur, and the board of directors has no current intention or plan to undertake a Conversion Transaction. In a Conversion Transaction, a new stock holding company would be formed as the successor to Columbia Financial (the “New Holding Company”), Columbia Bank MHC’s corporate existence would end, and certain depositors and borrowers of Columbia Bank would receive the right to subscribe for shares of the New Holding Company. In a Conversion Transaction, each share of common stock held by stockholders other than Columbia Bank MHC (“Minority Stockholders”) would be automatically converted into a number of shares of common stock of the New Holding Company determined pursuant to an exchange ratio that ensures that Minority Stockholders own the same percentage of common stock in the New Holding Company as they owned in Columbia Financial immediately prior to the Conversion Transaction. The total number of shares of common stock held by Minority Stockholders after a Conversion Transaction also would be increased by any purchases by Minority Stockholders in the stock offering conducted as part of the Conversion Transaction. Any Conversion Transaction would be subject to approvals by Minority Stockholders and members of Columbia Bank MHC. Minority Stockholders will not be able to force a Conversion Transaction without the consent of Columbia Bank MHC since such transaction also requires, under federal corporate law, the approval of a majority of all of the outstanding voting stock, which can only be achieved if Columbia Bank MHC voted to approve such transaction.
Acquisition.   Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect “control” of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company’s outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company’s outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.
Federal Securities Laws
Columbia Financial’s common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Columbia Financial will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.
Emerging Growth Company Status
The JOBS Act, which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” Columbia Financial qualifies as an emerging growth company under the JOBS Act.
An “emerging growth company” may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation. Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. Columbia Financial has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of  $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

TAXATION
Columbia Bank, Columbia Financial and Columbia Bank MHC are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to Columbia Bank MHC, Columbia Financial and Columbia Bank.
Federal Taxation
Method of Accounting.   For federal income tax purposes, Columbia Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending September 30 for filing its federal income tax returns. Columbia Financial and Columbia Bank file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the reserve method of accounting for income taxes on bad debt reserves by savings institutions. For taxable years beginning after 1995, Columbia Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the specific charge-off method under Section 166 of the Internal Revenue Code.
Minimum Tax.   For tax years beginning before December 31, 2017, the Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as “alternative minimum taxable income.” The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Under the Tax Cuts and Jobs Act, for tax years beginning after December 31, 2017, the alternative minimum tax applicable to corporations is repealed. In addition, for tax years beginning after December 31, 2017 and ending before January 1, 2022, any alternative minimum tax credits are refundable in an amount equal to 50% (100% for tax years beginning in 2021) of the excess of the minimum tax credits for the tax year, over the amount of the credit allowable for the year against regular tax liability.
Net Operating Loss Carryovers.   For net operating losses generated in tax years ending before December 31, 2017 a financial institution may generally carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At September 30, 2017, Columbia Bank had no federal net operating loss carryforwards. Under the Tax Cuts and Jobs Act, for net operating losses generated in tax years ending after December 31, 2017, such losses may no longer be carried back to prior tax years and may be carried forward indefinitely. For tax years beginning after December 31, 2017, the deduction allowed for net operating losses is limited to 80% of a financial institution’s taxable income (determined without regard to the deduction for net operating losses).
Capital Loss Carryovers.   A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any undeducted loss remaining after the five-year carryover period is not deductible. At September 30, 2017, Columbia Bank had no capital loss carryovers.
Corporate Dividends.   Columbia Financial may generally exclude from its income 100% of dividends received from Columbia Bank as a member of the same affiliated group of corporations.
State Taxation
Columbia Bank, Columbia Financial and Columbia Bank MHC are subject to New Jersey’s Corporation Business Tax at the rate of 9% on their taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, “taxable income” generally means federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations).

THE OFFERING
General
The boards of directors of Columbia Bank MHC, Columbia Financial and Columbia Bank adopted the plan of stock issuance on September 27, 2017 and amended the plan of stock issuance on January 25, 2018. Pursuant to the plan of stock issuance, Columbia Financial will offer shares of its common stock to eligible depositors and certain borrowers of Columbia Bank in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers or a firm commitment offering. The amount of capital being raised in the offering is based on an independent appraisal of Columbia Financial. Most of the terms of the offering are required by the regulations of the Federal Reserve Board.
Consummation of the offering requires the approval of the Federal Reserve Board. In addition, pursuant to Federal Reserve Board regulations, the contribution of shares of common stock to the charitable foundation is conditioned upon the approval of the contribution by at least a majority of the total number of votes eligible to be cast by members of Columbia Bank MHC.
Funds received before completion of the subscription and community offerings will be maintained in a segregated account at Columbia Bank. If we terminate the offering for any reason, orders for common stock already submitted will be canceled, subscribers’ funds will be returned promptly with interest calculated at Columbia Bank’s passbook rate and all deposit account withdrawal holds will be canceled. We will not make any deduction from the returned funds for the costs of the offering.
The following is a brief summary of the pertinent aspects of the offering. A copy of the plan of stock issuance is available from Columbia Bank upon request and is available for inspection at the offices of Columbia Bank and at the Federal Reserve Board. The plan of stock issuance is also filed as an exhibit to the registration statement, of which this prospectus forms a part, that Columbia Financial has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”
Reasons for the Offering
After considering the advantages and disadvantages of the offering, the boards of directors of Columbia Bank MHC, Columbia Financial and Columbia Bank approved the offering as being in the best interests of Columbia Bank MHC and Columbia Bank and their respective members and customers. The boards of directors concluded that the offering provides a number of advantages that will be important to our future growth and performance and that these advantages outweigh the disadvantages of the offering.
Our primary reasons for the offering are to:
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support future lending and operational growth, including branching activities and potential acquisitions of other financial institutions or financial services companies;

•
compete more effectively with commercial banks and other financial institutions for new business opportunities;

•
attract and retain qualified personnel through the establishment of stock-based benefit plans;

•
enhance our ability to access the capital markets when needed;

•
redeem our outstanding trust preferred securities;

•
increase our ability to render services to the communities we serve; and

•
support our local communities through a stock contribution to our charitable foundation.

The offering will result in the raising of additional capital that will support Columbia Bank’s future lending and operational growth and may also support the acquisition of other financial institutions or other businesses that are related to banking or their assets. Although Columbia Bank is categorized as “well-capitalized” and does not require additional capital to meet its regulatory capital requirements, the boards of directors have determined that opportunities for continued growth (both organic and otherwise) make pursuing the offering at this time desirable.

How We Determined the Offering Range and the $10.00 Price Per Share
Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the offering (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has indicated that in its valuation as of February 2, 2018, the full market value of our common stock was $876.3 million, resulting in a range from $744.8 million at the minimum of the offering range to $1.0 billion at the maximum of the offering range. This results in an offering range of $320.3 million to $433.3 million, with a midpoint of  $376.8 million. RP Financial will receive fees totaling $95,000 for its appraisal report, plus $10,000 for any appraisal updates (of which there will be at least three) and reimbursement of out-of-pocket expenses.
RP Financial prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed our regulatory application with respect to the offering, as filed with the Federal Reserve Board, and our registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial visited our facilities and had discussions with our management. RP Financial did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial in connection with its appraisal.
In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:
•
the trading market for securities of comparable institutions and general conditions in the market for such securities;

•
the proposed contribution of shares of our common stock to the charitable foundation;

•
our historical and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of non-interest income, and the amount of non-interest expense;

•
the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, size and growth of the population, trends in household and per capita income, and deposit market share;

•
a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded banks and bank and savings and loan holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure; and

•
the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering, and the estimated impact on consolidated equity and earnings resulting from adoption of the proposed employee stock benefit plans.

RP Financial’s independent valuation also utilized certain assumptions as to the pro forma earnings of Columbia Financial after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of Columbia Financial, including the employee stock ownership plan and the new equity incentive plan. The employee stock ownership plan and new equity incentive plan are assumed to purchase 3.92% and 1.96%, respectively, of our outstanding shares following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation). The new equity incentive plan is assumed to grant options to purchase the equivalent of 4.90% of our outstanding shares following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation). See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.
The independent appraisal also reflects the contribution of shares of our common stock to the Columbia Bank Foundation. The contribution of shares to the charitable foundation will not have a material effect on our estimated pro forma market value.
Consistent with Federal Reserve Board appraisal guidelines, RP Financial applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value, the pro forma price-to-earnings approach applied to reported and estimated core earnings and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between Columbia Financial and the peer group.
In applying each of the valuation methods, RP Financial considered adjustments to the pro forma market value based on a comparison of Columbia Financial with the peer group. RP Financial made slight downward adjustments for: (i) profitability, growth and viability of earnings and (ii) dividends. RP Financial made a slight upward adjustment for primary market area and made no adjustments for: (i) financial condition; (ii) liquidity of the shares; (iii) marketing of the issue; (iv) management; and (v) effect of government regulations and regulatory reform. The slight downward adjustment for profitability, growth and viability of earnings took into consideration Columbia Financial’s less favorable efficiency ratio and lower pro forma returns as a percent of assets and equity relative to the comparable peer group measures. The slight downward adjustment for dividends took into consideration the mutual holding company ownership structure and dividend waiver regulations in place for mutual holding companies that impact minority ownership ratios, in comparison to the fully-converted peer group companies. The slight upward adjustment for primary market area took into consideration Northern New Jersey’s relatively favorable demographic measures with respect to population growth and income levels compared to the peer group’s primary market areas.
The peer group is comprised of publicly-traded thrifts all selected based on asset size, market area and operating strategy. In preparing its appraisal, RP Financial placed greater emphasis on the price-to-core earnings and the price-to-book approaches in estimating pro forma market value. The peer group consisted of ten publicly traded thrift holding companies. The peer group included companies with:
•
average assets of  $5.1 billion;

•
average non-performing assets of 0.57% of total assets;

•
average loans of 79.02% of total assets;

•
average tangible equity of 11.00% of total assets; and

•
average core income of 0.70% of average assets.

The appraisal peer group consists of the companies listed below, all of which are traded on the Nasdaq Stock Market. Total assets are as of December 31, 2017.
Company Name and Ticker Symbol	Headquarters	Total Assets
		(in millions)
Beneficial Bancorp, Inc. (BNCL)	Philadelphia, PA	$5,799
Dime Community Bancshares, Inc. (DCOM)	Brooklyn, NY	6,403
Kearny Financial Corp. (KRNY)	Fairfield, NJ	4,844
Northfield Bancorp, Inc. (NFBK)	Woodbridge, NJ	3,991
OceanFirst Financial Corp. (OCFC)	Toms River, NJ	5,416
Oritani Financial Corp. (ORIT)	Washington Township, NJ	4,122
TrustCo Bank Corp. NY (TRST)	Glenville, NY	4,908
First Connecticut Bancorp, Inc. (FBNK)	Farmington, CT	3,050
Meridian Bancorp, Inc. (EBSB)	Peabody, MA	5,299
United Financial Bancorp, Inc. (UBNK)	Glastonbury, CT	7,114
The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December  31, 2017 for Columbia Financial and the peer group. Information in this table is not presented on a fully converted basis (i.e. the table assumes that 43.0% of our outstanding shares of common stock are sold in the stock offering, as opposed to 100% of our outstanding shares of common stock). Stock prices are as of February 2, 2018, as reflected in the appraisal report.
	Non-Fully Converted Price to Core Earnings Multiple(1)	Non-Fully Converted Price to Book Value Ratio	Non-Fully Converted Price to Tangible Book Value Ratio
Columbia Financial (pro forma):
Minimum	22.71x	99.11%	99.90%
Midpoint	26.71	109.41	110.13
Maximum	30.70	118.34	119.19
Adjusted maximum	35.29	127.55	128.37
Peer group companies as of February 2, 2018:
Average	22.15x	137.58%	151.61%
Median	20.98	133.16	143.53

(1)
Price to earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of  “core” or recurring earnings on a trailing twelve-month basis through December 31, 2017 for Columbia Financial and the peer group. These ratios are different than presented in “Pro Forma Data.”

On a non-fully converted basis, compared to the average pricing ratios of the peer group, at the maximum of the offering range, our common stock would be priced at a premium of 38.6% to the peer group on a price-to-core earnings basis, a discount of 14.0% to the peer group on a price-to-book basis and a discount of 21.4% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on a core earnings basis and less expensive than the peer group on a book value basis and a tangible book value basis.
On a non-fully converted basis, compared to the average pricing ratios of the peer group, at the minimum of the offering range, our common stock would be priced at a premium of 2.5% to the peer group on a price-to-earnings basis, a discount of 28.0% to the peer group on a price-to-book basis and a discount of 34.1% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be more expensive than the peer group on a core earnings basis and less expensive than the peer group on a book value and tangible book value basis.
The following table also presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2017 for Columbia Financial and the peer group. However, the information in this table is presented on a fully converted basis (i.e. the table assumes that all of our outstanding shares of common stock are sold in the stock offering). Stock prices are as of February 2, 2018, as reflected in the appraisal report.
	Fully Converted Price to Core Earnings Multiple(1)	Fully Converted Price to Book Value Ratio	Fully Converted Price to Tangible Book Value Ratio
Columbia Financial (pro forma):
Minimum	21.86x	67.80%	68.17%
Midpoint	25.55	72.46	72.83
Maximum	29.18	76.39	76.69
Adjusted maximum	33.30	80.13	80.45
Peer group companies as of February 2, 2018:
Average	22.15x	137.58%	151.61%
Median	20.98	133.16	143.53

(1)
Price to earnings multiples calculated by RP Financial in the independent appraisal are based on an estimate of  “core” or recurring earnings on a trailing twelve-month basis through December 31, 2017 for Columbia Financial and the peer group. These ratios are different than presented in “Pro Forma Data.”

On a fully converted basis, compared to the average pricing ratios of the peer group, at the maximum of the offering range, our common stock would be priced at a premium of 31.7% to the peer group on a price-to-core earnings basis, a discount of 44.5% to the peer group on a price-to-book basis and a discount of 49.4% to the peer group on a price-to-tangible book basis. This means that, at the maximum of the offering range, a share of our common stock would be more expensive than the peer group on a core earnings basis and less expensive than the peer group on a book value basis and a tangible book value basis.
On a fully converted basis, compared to the average pricing ratios of the peer group, at the minimum of the offering range, our common stock would be priced at a discount of 1.3% to the peer group on a price-to-core earnings basis, a discount of 50.7% to the peer group on a price-to-book basis and a discount of 55.0% to the peer group on a price-to-tangible book basis. This means that, at the minimum of the offering range, a share of our common stock would be less expensive than the peer group on a core earnings basis and on a book value and tangible book value basis.
Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of  $10.00 per share. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering.
Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Federal Reserve Board, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

No shares will be sold unless RP Financial confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that determination, a new offering range may be set, in which case all funds would be promptly returned and holds on funds authorized for withdrawal from deposit accounts will be released and all subscribers would be given the opportunity to place new orders. If the offering is terminated, all subscriptions will be canceled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If RP Financial establishes a new valuation range, it must be approved by the Federal Reserve Board.
Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. The appraisal does not indicate market value. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $10.00 purchase price after the offering.
Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of our common stock in the offering.
Copies of the appraisal report of RP Financial, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”
Subscription Offering and Subscription Rights
Under the plan of stock issuance, we are offering the shares of common stock in a subscription offering in the following descending order of priority:
(1)
depositors of Columbia Bank with aggregate balances of at least $50 at the close of business on June 30, 2016;

(2)
the tax-qualified employee stock ownership plan of Columbia Bank that we have established in connection with the offering;

(3)
depositors of Columbia Bank with aggregate balances of at least $50 at the close of business on December 31, 2017; and

(4)
other depositors of Columbia Bank at the close of business on February 5, 2018 and borrowers of Columbia Bank as of November 14, 1995 who maintained such borrowings as of the close of business on February 5, 2018.

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of stock issuance. See “— Limitations on Purchases of Shares.”
Priority 1: Eligible Account Holders.   Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:
•
$550,000 of common stock (which equals 55,000 shares); or

•
one-tenth of 1% of the total offering of common stock; or

•
15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders. The balance of qualifying deposits of all eligible account holders was approximately $4.05 billion.

If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of Columbia Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Columbia Bank in the one year period preceding June 30, 2016.
To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts at Columbia Bank in which such eligible account holder had an ownership interest at June 30, 2016. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.
Priority 2: Tax-Qualified Employee Benefit Plans.   Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” our tax-qualified employee benefit plans have the right to purchase up to 10% of the shares of common stock issued in the offering. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 3.92% of our outstanding shares following the completion of the offering (including shares issued to Columbia Bank MHC and our charitable foundation). Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of stock issuance. In the event the number of shares sold in the offering exceeds the maximum of the offering range (43,332,474 shares), then our tax-qualified employee stock ownership plan will have a priority right to purchase any shares exceeding that amount notwithstanding any oversubscription by eligible account holders. If the plan’s subscription is not filled in its entirety due to oversubscription or by choice, the employee stock ownership plan may purchase shares after the offering in the open market or directly from us, with the approval of the Federal Reserve Board.
Priority 3: Supplemental Eligible Account Holders.   Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:
•
$550,000 of common stock (which equals 55,000 shares); or

•
one-tenth of 1% of the total offering of common stock; or

•
15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders. The balance of qualifying deposits of all supplemental eligible account holders was approximately $4.82 billion.

If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less.

After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.
To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at December 31, 2017. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.
Priority 4: Other Depositors and Eligible Borrowers.   Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” each other depositor and eligible borrowers have the right to purchase up to the greater of  $550,000 of common stock (which equals 55,000 shares) or one-tenth of 1% of the total offering of common stock. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other depositors and eligible borrowers. If shares are available for other depositors and eligible borrowers but there are not sufficient shares to satisfy all subscriptions by other depositors and eligible borrowers, shares first will be allocated so as to permit each subscribing other depositor and eligible borrower, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other depositors and eligible borrowers whose subscriptions remain unfilled on an equal number of shares per order basis until all available shares have been allocated.
To ensure a proper allocation of stock, each other depositor and eligible borrower must list on his or her stock order form all deposit or loan accounts in which such other depositor or eligible borrower had an ownership interest at February 5, 2018. Failure to list an account or providing incomplete or incorrect information could result in the loss of all or part of a subscriber’s stock allocation.
Expiration Date for the Subscription Offering.   The subscription offering, and all subscription rights under the plan of stock issuance, will terminate at 5:00 p.m., Eastern time, on March 15, 2018. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.
If the sale of the common stock is not completed by April 27, 2018 and regulatory approval of an extension has not been granted, all funds received will be returned promptly in full with interest calculated at Columbia Bank’s passbook rate and without deduction of any fees and all withdrawal authorizations will be canceled. If we receive approval of the Federal Reserve Board to extend the time for completing the offering, we will notify all subscribers of the duration of the extension, and subscribers will have the right to confirm, change or cancel their purchase orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest and withdrawal authorizations will be canceled. No single extension can exceed 90 days. The offering must be completed no later than 24 months after Columbia Bank MHC’s members approve the contribution to the charitable foundation.
Restrictions on Transfer of Subscription Rights and Shares.   Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of stock issuance or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. If you exercise your subscription rights, you will be required to certify on the order form that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or a subscriber’s shares of common stock before the completion of the offering.

If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Federal Reserve Board or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made before completion of the offering to transfer shares after the offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.
We intend to report to the Securities and Exchange Commission, and notify the Federal Reserve Board so it is aware of, anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies if we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.
Community Offering
To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares to the general public in a community offering. In the community offering, preference will be given to natural persons who are residents of Bergen, Burlington, Camden, Essex, Gloucester, Middlesex, Monmouth, Morris, Passaic and Union Counties in New Jersey (“community residents”).
We will consider a person to be resident of a particular county if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.
Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” purchasers in the community offering are eligible to purchase up to $550,000 of common stock (which equals 55,000 shares). If shares are available for community residents in the community offering but there are insufficient shares to satisfy all of their orders, the available shares will be allocated first to each community resident whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining community residents whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If, after filling the orders of community residents in the community offering, shares are available for the general public but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for community residents. In the event orders for residents and/or the general public exceed the shares available, orders will be allocated on an equal number of shares per order up to 2% of the shares sold in the offering.
The community offering, if held, may commence simultaneously with, during or subsequent to the completion of the subscription offering and is expected to terminate at the same time as the subscription offering, although it may continue without notice to you until April 27, 2018, or longer if the Federal Reserve Board approves a later date. No single extension may exceed 90 days. If we receive regulatory approval for an extension beyond April 27, 2018, all subscribers will be notified of the duration of the extension, and will have the right to confirm, change or cancel their orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest and all deposit account withdrawal authorizations will be cancelled.
The opportunity to subscribe for shares of common stock in the community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.
Syndicated or Firm Commitment Offering
If feasible, our board of directors may decide to offer for sale shares of common stock not subscribed for or purchased in the subscription and community offerings in a syndicated or firm commitment offering, subject to such terms, conditions and procedures as we may determine, in a manner that will achieve a wide distribution of our shares of common stock.

If a syndicated or firm commitment offering is held, Sandler O’Neill & Partners, L.P. will serve as sole book-running manager. If shares of common stock are sold in a syndicated or firm commitment offering, we will pay fees or have an underwriting discount of 4.50% of the aggregate purchase price of the common stock sold in the syndicated or firm commitment offering by or to Sandler O’Neill & Partners, L.P. and any other broker-dealers or underwriters included in the syndicated or firm commitment offering, as applicable. The shares of common stock will be sold at the same price per share ($10.00 per share), less an underwriting discount in the event of a firm commitment offering, that the shares are sold in the subscription and community offerings.
In the event of a syndicated offering, it is currently expected that investors would follow the same general procedures applicable to purchasing shares in the subscription and community offerings (the use of order forms and the submission of funds directly to Columbia Bank for the payment of the purchase price of the shares ordered) except that payment must be in immediately available funds (bank checks, money orders, deposit account withdrawals from accounts at Columbia Bank or wire transfers). See “— Procedure for Purchasing Shares in Subscription and Community Offerings.”
In the event of a firm commitment offering, the proposed underwriting agreement will not be entered into by and among Sandler O’Neill & Partners, L.P., as representative of the underwriters named in the underwriting agreement, and Columbia Financial, Columbia Bank and Columbia Bank MHC until immediately before the completion of the firm commitment offering. At that time, Sandler O’Neill & Partners, L.P. and the other underwriters included in the firm commitment offering will represent that they have received sufficient indications of interest to complete the offering. Pursuant to the terms of the underwriting agreement, and subject to certain customary provisions and conditions to closing, upon execution of the underwriting agreement, Sandler O’Neill & Partners, L.P. and the other underwriters involved in the firm commitment offering will be obligated to purchase all the shares subject to the firm commitment offering.
If for any reason we cannot affect a syndicated or firm commitment offering of shares of common stock not purchased in the subscription and community offerings, or if there are an insignificant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.
Limitations on Purchases of Shares
In addition to the purchase limitations described above under “— Subscription Offering and Subscription Rights” and “— Community Offering,” the plan of stock issuance provides for the following purchase limitations:
•
Except for our employee stock ownership plan, no individual (or individuals exercising subscription rights through a single qualifying account) may purchase more than $550,000 of common stock (which equals 55,000 shares), subject to increase as described below.

•
Except for our employee stock ownership plan, no individual, together with any associates, and no group of persons acting in concert may purchase in all categories of the stock offering combined more than $550,000 of common stock (which equals 55,000 shares), subject to increase as described below.

•
Each subscriber must subscribe for a minimum of 25 shares.

•
Our directors and executive officers, together with their associates, may purchase in the aggregate up to 25.0% of the common stock sold in the offering.

We may, in our sole discretion, increase the individual and/or aggregate purchase limitations to up to 5.0% of the shares of common stock sold in the offering. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed in the subscription offering for the maximum number of shares of common stock will be permitted to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.

If we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.9% (or such higher percentage as may be determined by our boards of directors with the approval of the Federal Reserve Board), provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering.
The plan of stock issuance defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships, common addresses on our records or joint filings of Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of stock issuance, our directors are not deemed to be acting in concert solely by reason of their board membership.
The plan of stock issuance defines “associate,” with respect to a particular person, to mean:
•
a corporation or organization other than Columbia Bank MHC, Columbia Financial or Columbia Bank or a majority-owned subsidiary of Columbia Bank MHC, Columbia Financial or Columbia Bank of which a person is a senior officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation or organization;

•
a trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as a trustee or a fiduciary; and

•
any person who is related by blood or marriage to such person and who lives in the same home as such person or is a director or executive officer of Columbia Bank MHC, Columbia Financial or Columbia Bank or any of their subsidiaries.

For example, a corporation of which a person serves as a senior officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. In addition, joint account relationships and common addresses will be taken into account in applying the overall purchase limitations. Persons having the same address or exercising subscription rights through qualifying accounts registered to the same address generally will be assumed to be associates of, and acting in concert with, each other. We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of stock issuance. Directors and officers are not treated as associates of each other solely by virtue of holding such positions.
Plan of Distribution; Selling Agent and Underwriter Compensation
Subscription and Community Offerings.   To assist in the marketing of our shares of common stock in the subscription and community offerings, we have retained Sandler O’Neill & Partners, L.P., which is a broker-dealer registered with the Financial Industry Regulatory Authority. Sandler O’Neill & Partners, L.P. will assist us on a best efforts basis in the subscription and community offerings by:
•
consulting as to the financial and marketing implications of the plan of stock issuance;

•
reviewing with our board of directors the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

•
reviewing all offering documents, including this prospectus and any prospectus related to a syndicated or firm commitment offering, stock order forms and related offering materials;

•
assisting in the design and implementation of a marketing strategy for the offering;

•
assisting management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and

•
providing such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offerings.

For these services, Sandler O’Neill & Partners, L.P. will receive a fee of 0.50% of the dollar amount of all shares of common stock sold in the subscription and community offerings. No fee will be payable to Sandler O’Neill & Partners, L.P. with respect to shares purchased by officers, directors, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans, or with respect to the shares of common stock we contribute to our charitable foundation.
Syndicated or Firm Commitment Offering.   If shares of common stock are sold in a syndicated or firm commitment offering, we will pay fees or have an underwriting discount of 4.50% of the aggregate purchase price of the common stock sold in the syndicated or firm commitment offering by or to Sandler O’Neill & Partners, L.P. and any other broker-dealers or underwriters included in the syndicated or firm commitment offering, as applicable. All fees payable with respect to the syndicated or firm commitment offering will be in addition to fees payable with respect to the subscription and community offerings. If all shares of common stock were sold in the syndicated or firm commitment offering, the selling agent and underwriters’ commissions/discount would be approximately $12.9 million, $15.3 million, $17.6 million and $20.2 million at the minimum, midpoint, maximum and adjusted maximum levels of the offering, respectively (net of insider purchases and shares purchased by our employee stock ownership plan).
Records Management.   We have also engaged Sandler O’Neill & Partners, L.P. as records management agent in connection with the subscription and community offerings. In its role as records management agent, Sandler O’Neill & Partners, L.P., will assist us in the offering in the:
•
consolidation of deposit accounts and vote calculations;

•
design and preparation of proxy and stock order forms;

•
organization and supervision of the Stock Information Center;

•
proxy solicitation and other services for our special meeting of members; and

•
preparation and processing of other documents related to the stock offering.

For these services, we have agreed to pay Sandler O’Neill & Partners, L.P. a fee of  $75,000.
Expenses.   Sandler O’Neill & Partners, L.P., and to the extent a syndicated or firm commitment offering is conducted, the other broker-dealers or underwriters participating in such offering, will be reimbursed for all reasonable out-of-pocket expenses incurred in connection with its services as marketing agent and records management agent, including attorneys’ fees, regardless of whether the subscription, community or syndicated offering and/or firm commitment offerings are consummated, up to a maximum of  $175,000.
Indemnity
We will indemnify Sandler O’Neill & Partners, L.P. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.
Sandler O’Neill & Partners, L.P. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor have they prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the offering. Sandler O’Neill & Partners, L.P. does not express any opinion as to the prices at which common stock to be issued may trade.
Solicitation by Officers and Directors
Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Columbia Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. Sales activity will be conducted in a segregated area of Columbia Bank’s main office and one other branch location. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Sandler O’Neill & Partners, L.P. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.
Procedure for Purchasing Shares in the Subscription and Community Offerings
Use of Order Forms.   To purchase shares of common stock in the subscription offering or the community offering, you must submit a properly completed original stock order form and remit full payment. Incomplete stock order forms or stock order forms that are not signed are not required to be accepted. We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) before 5:00 p.m. Eastern time, on March 15, 2018. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without submitting full payment or without appropriate deposit account withdrawal instructions. We are not required to notify purchasers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so.
You may submit your stock order form and payment by mail using the stock order reply envelope provided or by overnight delivery to our Stock Information Center, which is located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410. Alternatively, you may hand deliver your stock order form to our Stock Information Center, or to our branch office located at 60 Raritan Center Parkway, Edison, New Jersey 08837. Order forms may be hand delivered to these two locations between the hours of 10:00 a.m. and 4:00 p.m., Eastern time, Monday through Friday, excluding bank holidays. Stock order forms will not be accepted at our other Columbia Bank offices and should not be mailed to Columbia Financial or Columbia Bank. Once tendered, a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time before completion of the offering.
If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares being purchased.
By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Columbia Financial, Columbia Bank or any federal or state government, and that you received a copy of this prospectus. However, signing the stock order form will not cause you to waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing or intends to violate, evade or circumvent the terms and conditions of the plan of stock issuance. Our interpretation of the terms and conditions of the plan of stock issuance and of the acceptability of the stock order forms will be final.
Payment for Shares.   Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:
•
Personal check, bank check or money order made payable directly to “Columbia Financial, Inc.”; or

•
Authorization of withdrawal from a Columbia Bank deposit account.

Appropriate means for designating withdrawals from deposit accounts at Columbia Bank are provided on the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the applicable contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock during the offering; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the then current passbook rate subsequent to the withdrawal.
If payment is made by personal check, funds must be available in the account. Payments made by check or money order will be immediately cashed and placed in a segregated account at Columbia Bank and will earn interest calculated at Columbia Bank’s passbook rate from the date payment is received until the offering is completed, at which time a subscriber will be issued a check for interest earned.
You may not remit Columbia Bank line of credit checks, and we will not accept wire transfers or third-party checks, including those payable to you and endorsed over to Columbia Financial. You may not designate on your stock order form a direct withdrawal from a Columbia Bank retirement account. See “— Using Retirement Account Funds to Purchase Shares” for information on using such funds.
Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by April 27, 2018, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.
Regulations prohibit Columbia Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.
The employee stock ownership plan will not be required to pay for shares at the time it subscribes, but rather may pay for shares upon the completion of the offering; provided that there is in force, from the time of its subscription until the completion of the offering, a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.
We may, in our sole discretion, permit institutional investors to submit irrevocable orders accompanied by a legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time before the 48 hours before the completion of the offering. This payment may be made by wire transfer.
Using Retirement Account and Health Savings Account Funds To Purchase Shares.   A depositor interested in using funds in his or her individual retirement account(s) (“IRAs”) or any other retirement account at Columbia Bank or in a health savings account (“HSA”) to purchase common stock must do so through a self-directed retirement account or through an HSA at another financial institution that permits investment in equity securities within such account. Since neither our IRAs nor HSAs permit investments in equity securities, before placing a stock order, a depositor must make a transfer of funds from Columbia Bank to a trustee (or custodian) offering a self-directed retirement account program (such as a brokerage firm) or an HSA which permits such investment. There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account or the new HSA in the same manner as we now hold the depositor’s IRA or HSA funds. An annual administrative fee may be payable to the new trustee. Subscribers interested in using funds in a retirement account or HSA held at Columbia Bank or elsewhere to purchase common stock should contact the Stock Information Center for assistance at least two weeks before the March 15, 2018 offering expiration date, because processing such transactions takes additional time. Whether or not you may use retirement or HSA funds for the purchase of shares in the offering depends on timing constraints and, possibly, limitations imposed by the institution where the funds are held.
Termination of Offering.   We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest calculated at Columbia Bank’s passbook rate from the date of receipt of such funds.

Effects of the Offering on Depositors and Borrowers
Continuity.   While the offering is being undertaken, the normal business of Columbia Bank will continue without interruption, including being regulated by the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. After the offering, Columbia Bank will continue to provide services for depositors and borrowers under its current policies by its present management and staff. Our directors and officers at the time of the offering will serve as our directors and officers following the offering.
Deposit Accounts and Loans.   The offering will not affect any deposit accounts or borrower relationships with Columbia Bank. All deposit accounts in Columbia Bank after the offering will continue to be insured up to the legal maximum by the Federal Deposit Insurance Corporation in the same manner as such deposit accounts were insured immediately before the offering. The offering will not change the interest rate or the maturity of deposits at Columbia Bank.
After the offering, all loans of Columbia Bank will retain the same status that they had before the offering. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed before the offering.
Effect on Liquidation Rights.   If Columbia Bank MHC were to liquidate, all claims of Columbia Bank MHC’s creditors would be paid first. Thereafter, if there were any assets remaining, depositors of Columbia Bank would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Columbia Bank immediately before liquidation. In the unlikely event that Columbia Bank were to liquidate after the offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the “liquidation account” to certain depositors, with any assets remaining thereafter distributed to Columbia Financial as the holder of Columbia Bank’s capital stock.
Book Entry Delivery
All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings or in any syndicated offering will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the offering. We expect trading in the stock to begin on the day of the completion of the offering or the next business day. The offering is expected to be completed as soon as practicable following satisfaction of the conditions described above in “Summary — Conditions to Completing the Offering.” It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.
Stock Information Center
Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering or how to complete the stock order form, or if you wish to obtain additional offering materials, please call our Stock Information Center. The telephone number is (833) 550-0717. The Stock Information Center, which is located at 19-01 Route 208 North, Fair Lawn, New Jersey 07410, is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern time. The Stock Information Center will be closed weekends and bank holidays.
Restrictions on Repurchase of Stock
Under Federal Reserve Board regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except: (1) in an offer made to all stockholders to repurchase the common stock on a pro rata basis, approved by the Federal Reserve Board; (2) the repurchase of qualifying shares of a director; or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Federal

Reserve Board may approve the open market repurchase of our common stock during the first year following the offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Federal Reserve Board. Based on the foregoing restrictions, we anticipate that we will not repurchase any shares of our common stock in the year following completion of the offering.
Restrictions on Transfer of Shares Applicable to Officers and Directors
Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.
Shares of common stock purchased by our directors and executive officers in the offering may not be sold for a period of one year following the offering, except upon the death of the stockholder or unless approved by the Federal Reserve Board. Shares purchased by these persons in the open market after the offering will be free of this restriction. We will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to such restricted common stock will be similarly restricted.
Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their accounts with Columbia Bank as account holders. While this aspect of the offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Federal Reserve Board regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.
Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of stock issuance, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.
We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act of 1933. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act of 1933 under certain circumstances.
Material Income Tax Consequences
Completion of the offering is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to New Jersey tax laws, that no gain or loss will be recognized by Columbia Bank, Columbia Financial or Columbia Bank MHC or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to Columbia Bank, Columbia Financial, Columbia Bank MHC, and persons receiving subscription rights.
Kilpatrick Townsend & Stockton LLP has issued an opinion to Columbia Financial, Columbia Bank MHC and Columbia Bank that, for federal income tax purposes:

(1)
Assuming that the non-transferable subscription rights have no economic value in accordance with the belief of RP Financial, LC, it is more likely than not that no gain or loss will be recognized by eligible account holders, supplemental eligible account holders and other members upon distribution to them of the non-transferable limited duration subscription rights to purchase shares of Columbia Financial common stock. Eligible account holders, supplemental eligible account holders and other members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.

(2)
Pursuant to Internal Revenue Code section 1012, it is more likely than not that the basis of common stock purchased in the offering upon the exercise of the nontransferable subscription rights will be the purchase price thereof.

(3)
Pursuant to Internal Revenue Code section 1223(5), the holding period of the common stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised.

(4)
Pursuant to Internal Revenue Code section 1032, no gain or loss will be recognized by Columbia Financial on the receipt of money in exchange for common stock sold in the offering.

The statements set forth in paragraph (1), above, are based on the position that the non-transferable, limited duration subscription rights do not have any market value at the time of distribution or exercise. Whether subscription rights have a market value for federal income tax purposes is a question of fact, and accordingly the Internal Revenue Service will generally not issue a ruling as to whether subscription rights have value. If the Internal Revenue Service were to challenge this valuation and the non-transferable limited duration subscription rights are subsequently found to have an economic value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised), and Columbia Financial and/or Columbia Bank MHC may be taxed on the distribution of the subscription rights.
KPMG LLP has issued an opinion to us to the effect that, more likely than not, the income tax consequences under New Jersey law of the offering are not materially different than for U.S. federal income tax purposes.
Unlike a private letter ruling issued by the Internal Revenue Services, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.
The opinions or Kilpatrick Townsend & Stockton LLP and KPMG LLP are filed as exhibits to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”
Interpretation, Amendment and Termination
All interpretations of the plan of stock issuance by our board of directors will be final, subject to the authority of the Federal Reserve Board. The plan of stock issuance provides that, if deemed necessary or desirable by the board of directors, the plan of stock issuance may be substantively amended by a majority vote of the board of directors as a result of comments from regulatory authorities or otherwise. Amendment of the plan of stock issuance thereafter requires a majority vote of the board of directors. The plan of stock issuance may be amended by the board of directors at any time after Federal Reserve Board approval with the concurrence of the Federal Reserve Board. The plan of stock issuance will terminate if the offering is not completed within 24 months from the date on which the members of Columbia Bank MHC approved the contribution to our charitable foundation, and may not be extended by us or the Federal Reserve Board.

OUR CHARITABLE FOUNDATION
General
In furtherance of our commitment to our local community, the plan of stock issuance provides that we will contribute 3.0% of our common stock following the completion of the offering to our existing foundation, the Columbia Bank Foundation, a nonstock Delaware corporation. By further enhancing our visibility and reputation in our local community, we believe that the Columbia Bank Foundation will continue to enhance the long-term value of our community banking franchise. The stock offering presents us with an opportunity to provide additional liquidity to the foundation.
Purpose of the Charitable Foundation
The mission of the Columbia Bank Foundation is to make a difference in the lives of residents in the communities served by Columbia Bank. We aim to achieve this goal by making community grants to local charitable and community organizations, especially those promoting affordable housing, community investment and economic development, financial literacy and education, health and human services, community sponsored events, food pantries and the arts. In the past, the Columbia Bank foundation has served the needs of our local community by providing funding and resources to important nonprofit organizations. These grants have, among other things, helped build affordable housing and expand and enhance healthcare facilities within the State of New Jersey.
The amount of annual grants and donations made by the Columbia Bank Foundation are based on the minimum required donation amounts set forth under the Internal Revenue Code. Each year, the board of directors of the Columbia Bank Foundation establishes a budget for annual grants and donations to charitable organizations whose missions are consistent with that of the Columbia Bank Foundation.
The Columbia Bank Foundation will continue to support charitable causes and community development activities in the communities in which we operate or may operate. During the year ended September 30, 2017, the Columbia Bank Foundation made charitable contributions of  $431 thousand.
Contribution to the Charitable Foundation
We intend to contribute 3.0% of our common stock following the completion of the offering to the Columbia Bank Foundation. The contribution to the charitable foundation will continue to enable us to assist the communities within our market area in areas beyond community development and lending and will enhance our current activities under the Community Reinvestment Act. In addition, the contribution to the Columbia Bank Foundation will assist us in continuing to accomplish that goal by providing for continued ties between it and us, thereby forming a partnership within the communities in which we operate. The board of directors of Columbia Financial has determined that the contribution of shares of Columbia Financial common stock to the charitable foundation is in the best interests of Columbia Financial, Columbia Bank and their various constituents because the contribution will enable the Columbia Bank Foundation to further its long history of supporting the communities we serve, which we believe will ultimately enhance our future growth and profitability by leading to stronger relationships with consumers and businesses within our market area.
Structure and Regulatory Requirements of the Charitable Foundation
The Columbia Bank Foundation was incorporated under Delaware law in 2004 as a nonstock corporation. The amended certificate of incorporation of the Columbia Bank Foundation provides that the Columbia Bank Foundation is organized exclusively for charitable purposes as set forth in Section 501(c)(3) of the Internal Revenue Code. The certificate of incorporation further provides that no part of the net earnings of the Columbia Bank Foundation will inure to the benefit of, or be distributable to, its directors, officers or members. At September 30, 2017, the Columbia Bank Foundation had $3.2 million in assets. Pursuant to Federal Reserve Board regulations, the Columbia Bank Foundation’s certificate of incorporation and gift instrument will also provide that:
•
The charitable organization’s primary purpose is to serve and make grants in Columbia Bank’s local community; and

•
as long as the Columbia Bank Foundation controls shares of Columbia Bank common stock, it must vote the shares in the same ratio as all other shares voted on each proposal considered by Columbia Financial’s stockholders.

In addition, as a result of our contribution of common stock to the charitable foundation in connection with the offering, the charitable foundation will be subject to certain additional requirements under Federal Reserve Board regulations, including for a period of at least five years after the offering, including on the board of directors of the charitable foundation an individual from our local community who has experience with local community charitable organizations and grant making and who is not one of our officers, directors or employees.
Under the Internal Revenue Code, a corporate entity is generally permitted to deduct up to 10% of its taxable income (taxable income before the charitable contributions deduction) in any one year for charitable contributions. Any contribution in excess of the 10% limit may generally be deducted for federal income tax purposes in the year in which the contribution is made and over the five years following the year in which the charitable contribution was made. Accordingly, a charitable contribution by a corporate entity to a charitable foundation could, if necessary, be deducted for federal income tax purposes over a six-year period. Our overall charitable contribution deduction could be limited if our future taxable income is insufficient to allow for the full deduction within the 10% of taxable income limitation, which would result in an increase to income tax expense.
The Columbia Bank Foundation is governed by a board of directors, which currently consists of four officers of Columbia Bank and two of our outside directors. The officers and directors of the foundation are as follows:
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Thomas J. Kemly, President and Director

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E. Thomas Allen, Director

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Robert Van Dyk, Director

•
Noel R. Holland, Director

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Geri M. Kelly, Director

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John Klimowich, Director

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Dennis E. Gibney, Treasurer

•
Mayra L. Rinaldi, Secretary

•
Eugene M. Schwartz, Counsel

None of these individuals receive compensation for their service as a director or executive officer of the charitable foundation. No employee of Columbia Bank, Columbia Financial and Columbia Bank MHC is compensated in any way by the Columbia Bank Foundation. Following the offering, an individual with grant making experience from our local community will be added to the board of directors of the charitable foundation.
The contribution of shares of Columbia Financial to the charitable foundation has been approved by the boards of directors of Columbia Bank, Columbia Financial and Columbia Bank MHC, and must be approved by the members of Columbia Bank MHC. If members do not approve the contribution to the charitable foundation, we will proceed with the offering without contributing to the foundation and subscribers for common stock will not be resolicited (unless required by the Federal Reserve Board).
The Columbia Bank Foundation’s place of business is located at our administrative offices. The board of directors of the Columbia Bank Foundation appoints such officers and employees as may be necessary to manage its operations. To the extent applicable, we comply with the affiliates restrictions set forth in Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve Board regulations governing transactions between us and the Columbia Bank Foundation.

The Columbia Bank Foundation had $3.2 million in assets as of September 30, 2017. In addition to interest earned on these funds, the charitable foundation will receive future working capital from its existing assets as well as:
•
any dividends that may be paid on our common stock in the future;

•
within the limits of applicable federal and state laws, proceeds from loans collateralized by the common stock; or

•
the proceeds of the sale of any of the common stock in the open market from time to time.

As a private foundation under Section 501(c)(3) of the Internal Revenue Code, the Columbia Bank Foundation is required to distribute annually in grants or donations a minimum of 5% of the average fair market value of its net investment assets.
Tax Considerations
We are authorized under Delaware law to make charitable contributions. We believe that the offering presents a unique opportunity to increase the funding of the charitable foundation given the substantial amount of additional capital being raised. In making such a determination, we considered the dilutive impact of the contribution of common stock to the Columbia Bank Foundation on the amount of common stock to be sold in the offering. The amount of the contribution will not adversely impact our financial condition. We therefore believe that the amount of the charitable contribution is reasonable given our pro forma capital position and does not raise safety and soundness concerns.
We have received an opinion from our independent tax advisor that we should be entitled to a deduction under federal law for our contribution to the Columbia Bank Foundation in the amount of the fair market value of the stock at the time of the contribution. Under the Internal Revenue Code, we are permitted to deduct only an amount equal to 10% of our annual taxable income in any one year. We are permitted under the Internal Revenue Code to carry the excess contribution over the five-year period following the year in which it makes the contribution to the Columbia Bank Foundation. We estimate that substantially all of the contribution should be deductible under federal law over the six-year period. However, we may not have sufficient earnings to be able to use the deduction in full and changes in existing tax laws could impact our ability to fully utilize the contribution deduction. We do not expect to make any further contributions to the Columbia Bank Foundation within the first five years following the initial contribution, unless such contributions would be deductible under the Internal Revenue Code. Any such decisions would be based on an assessment of, among other factors, our financial condition at that time, the interests of our stockholders and depositors, and the financial condition and operations of the foundation.
As a private foundation, earnings and gains, if any, from the sale of common stock or other assets are exempt from federal and state income taxation. However, investment income, such as interest, dividends and capital gains, is generally taxed at a rate of 2.0%. The Columbia Bank Foundation is required to file an annual return with the Internal Revenue Service within four and one-half months after the close of its fiscal year. The Columbia Bank Foundation is also required to make its annual return available for public inspection. The annual return for a private foundation includes, among other things, an itemized list of all grants made or approved, showing the amount of each grant, the recipient, any relationship between a grant recipient and the foundation’s managers and a concise statement of the purpose of each grant.

RESTRICTIONS ON THE ACQUISITION OF COLUMBIA FINANCIAL
The principal federal regulatory restrictions which affect the ability of any person, firm or entity to acquire Columbia Financial, Columbia Bank or their respective capital stock are described below. Also discussed are certain provisions in Columbia Financial’s certificate of incorporation and bylaws that may be deemed to affect the ability of a person, firm or entity to acquire Columbia Financial.
Mutual Holding Company Structure
Columbia Bank MHC will own a majority of the outstanding common stock of Columbia Financial after the offering and, through its board of directors, will be able to exercise voting control over virtually all matters put to a vote of stockholders. For example, Columbia Bank MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Columbia Financial. It will not be possible for another entity to acquire Columbia Financial without the consent of Columbia Bank MHC. Columbia Bank MHC, as long as it remains in the mutual form of organization, is required to control a majority of the voting stock of Columbia Financial.
Federal Law
Under the Change in Bank Control Act, no person may acquire control of a savings and loan holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition.
Control, as defined under federal law, means ownership, control, or holding with power to vote, of 25% or more of any class of voting stock. Federal regulations establish a rebuttable presumption of control upon ownership, control, or holding with power to vote, of 10% or more of a class of voting stock where (i) the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or (ii) no other person will own control or hold the power to vote a greater percentage of that class of voting securities.
The Federal Reserve Board may deny an acquisition of control if it finds, among other things, that:
•
the acquisition would result in a monopoly or substantially lessen competition;

•
the financial condition of the acquiring person might jeopardize the financial stability of the institution;

•
the competence, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person; or

•
the acquisition would have an adverse effect on the Deposit Insurance Fund.

For a period of three years following completion of the offering, Federal Reserve Board regulations generally prohibit any person from acquiring or making an offer to acquire beneficial ownership of more than 10% of the stock of Columbia Financial or Columbia Bank without the Federal Reserve Board’s prior approval.
Certificate of Incorporation and Bylaws of Columbia Financial
The following discussion is a summary of provisions of the certificate of incorporation and bylaws of Columbia Financial may be deemed to affect the ability of a person, firm or entity to acquire Columbia Financial. The description is necessarily general and qualified by reference to the certificate of incorporation and bylaws of Columbia Financial.
Classified Board of Directors.   The board of directors of Columbia Financial is required by the certificate of incorporation and bylaws to be divided into three staggered classes that are as equal in size as is possible. Each year one class will be elected by stockholders of Columbia Financial for a three-year term. A classified board promotes continuity and stability of management of Columbia Financial, but makes it more difficult for stockholders to change a majority of the directors because it generally takes at least two annual elections of directors for this to occur.

Authorized but Unissued Shares of Capital Stock.   Following the offering, Columbia Financial will have authorized but unissued shares of preferred stock and common stock. See “Description of Columbia Financial Capital Stock.” Although these shares could be used by the board of directors of Columbia Financial to make it more difficult or to discourage an attempt to obtain control of Columbia Financial through a merger, tender offer, proxy contest or otherwise, it is unlikely that we would use or need to use shares for these purposes since Columbia Bank MHC will own a majority of the common stock for so long as we remain in the mutual holding company structure.
How Shares are Voted.   Columbia Financial’s certificate of incorporation provides that there will not be cumulative voting by stockholders for the election of Columbia Financial’s directors. No cumulative voting rights means that Columbia Bank MHC, as the holder of a majority of the shares eligible to be voted at a meeting of stockholders, may elect all directors of Columbia Financial to be elected at that meeting. This could prevent minority stockholder representation on Columbia Financial’s board of directors.
Restrictions on Acquisitions of Shares.   Columbia Financial’s certificate of incorporation provides that no person, other than Columbia Bank MHC, that acquires beneficial ownership of more than 10% of the outstanding shares of Columbia Financial common stock may vote any shares acquired in excess of this limit and that such excess shares will not be counted as voting stock in connection with any matters submitted to the stockholders for a vote.
Procedures for Stockholder Nominations and Proposals for New Business.   Columbia Financial’s bylaws provide that a person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a stockholder who has given appropriate notice to us before the meeting. Similarly, a stockholder may not bring business before an annual meeting unless the stockholder has given us appropriate notice of the stockholder’s intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days before the date of the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder who desires to raise new business must provide us with certain information concerning the nature of the new business, the stockholder’s ownership of Columbia Financial and the stockholder’s interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing stockholder. Management believes that it is in the best interests of Columbia Financial and its stockholders to provide enough time for management to disclose to stockholders information about a dissident slate of nominations for directors. This advance notice requirement may also give management time to solicit its own proxies in an attempt to defeat any dissident slate of nominations if management thinks it is in the best interest of stockholders generally. Similarly, adequate advance notice of stockholder proposals will give management time to study such proposals and to determine whether to recommend to the stockholders that such proposals be adopted.
Limitations on Calling Special Meetings of Stockholders.   Columbia Financial’s certificate of incorporation provides that, subject to the rights of any class or series of preferred stock, special meetings of our stockholders may be called only by a majority of the board of directors.
Purpose and Anti-Takeover Effects of Columbia Financial’s Certificate of Incorporation and Bylaws.   Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the stock offering. We believe these provisions are in the best interests of Columbia Financial and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of Columbia Financial and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of Columbia Financial and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Columbia Financial and that is in the best interests of all our stockholders.
Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.
Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.
Despite our belief as to the benefits to stockholders of these provisions of Columbia Financial’s certificate of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. We believe, however, that the potential benefits outweigh the possible disadvantages.
Benefit Plans
In addition to the provisions of Columbia Financial’s certificate of incorporation and bylaws described above, benefit plans of Columbia Financial and Columbia Bank that may authorize the issuance of equity to their respective boards of directors, officers and employees adopted in connection with or following the offering contain or may contain provisions which also may discourage hostile takeover attempts which the boards of directors of Columbia Financial and Columbia Bank might conclude are not in the best interests of Columbia Financial, Columbia Bank or Columbia Financial’s stockholders.

DESCRIPTION OF COLUMBIA FINANCIAL CAPITAL STOCK
The common stock of Columbia Financial represents nonwithdrawable capital, is not an account of any type, and is not insured by the Federal Deposit Insurance Corporation or any other government agency.
General
Columbia Financial is authorized to issue 500,000,000 shares of common stock having a par value of $0.01 per share and 10,000,000 shares of preferred stock having a par value of  $0.01 per share. Each share of Columbia Financial’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of stock issuance, all stock will be duly authorized, fully paid and nonassessable. Columbia Financial will not issue any shares of preferred stock in the offering.
Common Stock
Dividends.   Columbia Financial can pay dividends if, as and when declared by its board of directors. The payment of dividends by Columbia Financial is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of Columbia Financial will be entitled to receive and share equally in dividends declared by the board of directors of Columbia Financial. If Columbia Financial issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.
Voting Rights.   Unless Columbia Financial issues preferred stock, the holders of common stock of Columbia Financial will possess exclusive voting rights in Columbia Financial. They will elect Columbia Financial’s board of directors and act on other matters as are required to be presented to them under Delaware law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Columbia Financial,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Columbia Financial issues preferred stock, holders of Columbia Financial preferred stock may also possess voting rights.
Liquidation.   If there is any liquidation, dissolution or winding up of Columbia Bank, Columbia Financial, as the sole holder of Columbia Bank’s capital stock, would be entitled to receive all of Columbia Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Columbia Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Columbia Financial, the holders of its common stock would be entitled to receive all of the assets of Columbia Financial available for distribution after payment or provision for payment of all its debts and liabilities. If Columbia Financial issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.
Preemptive Rights; Redemption.   Holders of the common stock of Columbia Financial will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.
Preferred Stock
Columbia Financial will not issue any preferred stock in the offering and it has no current plans to issue any preferred stock after the offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors may, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for the common stock of Columbia Financial will be Computershare Trust Company, N.A.
LEGAL AND TAX OPINIONS
The legality of our common stock has been passed upon for us by Kilpatrick Townsend & Stockton LLP, Washington, D.C. The federal income tax consequences of the offering have been opined upon by Kilpatrick Townsend & Stockton LLP. KPMG LLP has provided an opinion to us regarding the New Jersey income tax consequences of the offering. Kilpatrick Townsend & Stockton LLP and KPMG LLP have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Sandler O’Neill & Partners, L.P. by Silver, Freedman, Taff  & Tiernan LLP, Washington, D.C.
EXPERTS
The consolidated financial statements of Columbia Financial, Inc. and Subsidiaries as of September 30, 2017 and 2016, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.
RP Financial has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.
REGISTRATION REQUIREMENTS
In connection with the offering, we will register our common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference room. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”
Columbia Financial has filed an application for approval of the offering with the Federal Reserve Board. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve System, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Bank of Philadelphia, Ten Independence Mall, Philadelphia, Pennsylvania 19106.
A copy of the plan of stock issuance is available without charge from Columbia Financial by contacting the Stock Information Center.
The appraisal report of RP Financial has been filed as an exhibit to our registration statement and to our application to the Federal Reserve Board. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its Web site as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Federal Reserve Board as described above.

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Columbia Financial, Inc.:
We have audited the accompanying consolidated balance sheets of Columbia Financial, Inc. and Subsidiaries (a wholly owned subsidiary of Columbia Bank MHC) (the Company) as of September 30, 2017 and 2016, and the related consolidated statements of income, comprehensive income (loss), changes in stockholder’s equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Short Hills, New Jersey
December 5, 2017

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)
Consolidated Balance Sheets
September 30, 2017 and 2016
	2017	2016
	(In thousands)
Assets
Cash and cash equivalents	$100,914	$45,622
Short-term investments	61	72
Total cash and cash equivalents	100,975	45,694
Securities available-for-sale, at fair value	557,176	771,779
Securities held-to-maturity at amortized cost (fair value of $131,822 and $0 at September 30, 2017 and 2016, respectively)	132,939	—
Federal Home Loan Bank stock	35,844	34,002
Loans receivable, net	4,307,623	3,932,242
Accrued interest receivable	14,687	13,156
Real estate owned	393	1,260
Office properties and equipment, net	40,835	37,858
Bank-owned life insurance	149,432	141,627
Deferred tax assets, net	13,157	14,525
Goodwill and Intangible assets	6,019	6,124
Other assets	70,248	39,145
Total assets	5,429,328	5,037,412
Liabilities and Stockholder’s Equity
Liabilities:
Deposits	4,123,428	3,822,815
Borrowings	733,043	681,990
Advance payments by borrowers for taxes and insurance	27,118	29,173
Accrued expenses and other liabilities	69,825	63,770
Total liabilities	4,953,414	4,597,748
Commitments and Contingencies
Stockholder’s equity:
Preferred stock, $0.01 par value. Authorized 1,000 shares; issued none	—	—
Common stock, $0.01 par value. Authorized 2,000 shares; issued and outstanding 10 shares	—	—
Retained earnings	522,094	491,022
Accumulated other comprehensive loss, net of tax	(46,180)	(51,358)
Total stockholder’s equity	475,914	439,664
Total liabilities and stockholder’s equity	$5,429,328	$5,037,412

See accompanying notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)
Consolidated Statements of Income
September 30, 2017 and 2016
	2017	2016
	(In thousands)
Interest and dividend income:
Loans receivable	$164,849	$152,110
Securities available-for-sale	17,163	15,145
Securities held-to-maturity	68	—
Federal funds and interest earning deposits	308	205
Federal Home Loan Bank stock dividends	1,838	1,517
Total interest and dividend income	184,226	168,977
Interest expense:
Deposits	25,581	24,062
Borrowings	18,865	19,900
Total interest expense	44,446	43,962
Net interest income	139,780	125,015
Provision for loan losses	6,426	417
Net interest income after provision for loan losses	133,354	124,598
Non-interest income:
Demand deposit account fees	3,669	3,271
Bank-owned life insurance	4,936	4,370
Title insurance fees	4,163	4,198
Loan fees and service charges	1,976	1,971
(Loss) gain on securities transactions, net	(1,689)	355
(Loss) gain on sale of loans	(380)	655
Other non-interest income	4,497	4,107
Total non-interest income	17,172	18,927
Non-interest expense:
Compensation and employee benefits expense	62,993	58,115
Occupancy expense	13,315	12,798
Federal insurance premiums expense	1,652	2,381
Advertising expense	4,078	2,938
Professional fees expense	1,354	1,061
Data processing expense	2,244	2,143
Charitable Contributions	3,910	594
Other non-interest expense	13,900	13,739
Total non-interest expense	103,446	93,769
Income before income tax expense	47,080	49,756
Income tax expense	16,008	16,803
Net income	$31,072	$32,953

See accompanying notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)
Consolidated Statements of Comprehensive Income (Loss)
September 30, 2017 and 2016
	2017	2016
	(In thousands)
Net income	$31,072	$32,953
Other comprehensive income (loss), net of tax:
Unrealized (loss) gain on securities:
Unrealized holding (loss) gain arising during the period	(11,436)	4,674
Accretion of unrealized loss on securities reclassified as held-to-maturity	8	—
Reclassification adjustment for loss (gain) included in net income	1,689	(355)
	(9,739)	4,319
Employee benefit plans:
Amortization of prior service cost included in net income	(73)	(73)
Reclassification adjustment of actuarial net loss included in net income	7,593	5,864
Change in funded status of retirement obligations	7,397	(21,397)
	14,917	(15,606)
Total other comprehensive income (loss)	5,178	(11,287)
Total comprehensive income, net of tax	$36,250	$21,666

See accompanying notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)
Consolidated Statements of Changes in Stockholder’s Equity
September 30, 2017 and 2016
	Retained Earnings	Accumulated other comprehensive loss, net of tax	Total stockholder’s equity
	(In thousands)
Balance at September 30, 2015	$458,069	$(40,071)	$417,998
Net income	32,953	—	32,953
Other comprehensive loss	—	(11,287)	(11,287)
Balance at September 30, 2016	491,022	(51,358)	439,664
Net income	31,072	—	31,072
Other comprehensive income	—	5,178	5,178
Balance at September 30, 2017	$522,094	$(46,180)	$475,914

See accompanying notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)
Consolidated Statements of Cash Flows
September 30, 2017 and 2016
	2017	2016
	(In thousands)
Cash flows from operating activities:
Net income	$31,072	$32,953
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of deferred loan origination fees	1,006	745
Net amortization of premiums and discounts on securities	1,460	2,013
Amortization on mortgage servicing rights	105	105
Amortization of debt issuance costs	53	53
Depreciation and amortization of office properties and equipment	3,364	3,178
Provision for loan losses	6,426	417
Loss (gain) on securities transactions, net	1,689	(355)
Proceeds from sales of loans held-for-sale	40,564	42,411
Origination of loans held-for-sale	(40,280)	(23,812)
Loss (gain) on sale of loans	380	(655)
(Gain) loss on real estate owned, net	(233)	441
Loss on disposal of office properties and equipment	169	38
Deferred tax (benefit) expense	(1,426)	2,930
Increase in accrued interest receivable	(1,531)	(1,864)
Increase in cash surrender value of bank-owned life insurance	(4,282)	(4,370)
Increase in other assets	(11,681)	(269)
Increase in accrued expenses and other liabilities	9,840	5,033
Net cash provided by operating activities	36,695	58,992
Cash flows from investing activities:
Proceeds from sales of securities available-for-sale	187,376	164,203
Proceeds from principal paydowns/maturities on securities available-for-sale	68,409	96,956
Proceeds from principal paydowns/maturities on securities held-to-maturity	769	—
Purchases of securities available-for-sale	(162,788)	(357,477)
Purchases of securities held-to-maturity	(30,484)	—
Proceeds from sales of loans receivable	62,407	28,624
Purchases of loans receivable	(20,473)	(21,149)
Increase in loans receivable	(425,926)	(196,106)
Purchase of bank-owned life insurance	(4,500)	(6,000)
Proceeds from bank-owned life insurance	977	—
Proceeds of Federal Home Loan Bank stock	33,193	16,560
Purchase of Federal Home Loan Bank stock	(35,035)	(16,138)
Proceeds from sales of office properties and equipment	17	—
Additions to office properties and equipment	(6,527)	(3,665)
Proceeds from sales of real estate owned	1,614	3,620
Net cash used in investing activities	(330,971)	(290,572)
Cash flows from financing activities:
Net increase in deposits	$300,613	$250,191
Proceeds from long-term borrowings	168,400	10,000
Payments for maturities, calls, and payoffs on long-term borrowings	(90,000)	(55,000)
(Decrease) increase in short-term borrowings	(27,400)	24,400
(Decrease) increase in advance payments by borrowers for taxes and insurance	(2,056)	4,505
Net cash provided by financing activities	349,557	234,096
Net increase in cash and cash equivalents	55,281	2,516
Cash and cash equivalents at beginning of year	45,694	43,178
Cash and cash equivalents at end of year	$100,975	$45,694
Cash paid during the period for:
Interest	$44,397	$44,545
Income taxes payments, net	27,784	8,038
Noncash investing and financing activities:
Transfer of loans receivable to real estate owned	$515	$2,278
Securitization of loans	—	17,169
Transfer of securities from available-for-sale to held-to-maturity	103,680	—
See accompanying notes to consolidated financial statements.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016
(1) Business
In March 1997, Columbia Bank (the “Bank”) restructured from a federal mutual savings association to the mutual holding company form of organization pursuant to a Plan of Mutual Holding Company Reorganization (“Plan of Reorganization”). Pursuant to the Plan of Reorganization, the Bank became a federal stock savings bank, which is wholly-owned by Columbia Financial, Inc. (the “Company”), a Delaware stock corporation, which in turn is wholly-owned by Columbia Bank, MHC, a federal mutual holding company, which owns all of the issued and outstanding common stock of the Company.
On September 27, 2017, the boards of directors of the Company, Columbia Bank MHC and the Bank adopted a Plan of Stock Issuance pursuant to which it will conduct a minority stock offering and sell shares of its common stock to certain depositors of the Bank and others, subject to the terms, conditions and priorities set forth in the Plan of Stock Issuance. The Plan of Stock Issuance also provides for the Company to contribute shares of its common stock to its existing charitable foundation, Columbia Bank Foundation, in connection with the minority stock offering.
The transactions contemplated by the Plan of Stock Issuance are subject to the approval of the Board of Governors of the Federal Reserve System and the contribution to the Columbia Bank Foundation is also subject to the approval of the members of Columbia Bank MHC, who are the depositors of the Bank. Columbia Bank was founded in 1927 and is headquartered in Fair Lawn, New Jersey. The Bank offers traditional financial services to consumers and businesses in its market areas. The Bank attracts deposits from the general public and uses those funds to originate a variety of loans, including commercial real estate and multifamily loans, one- to four-family residential loans, commercial business loans, construction loans, home equity loans and advances and other consumer loans. The Bank offers title insurance through its wholly-owned subsidiary First Jersey Title Services, Inc. Insurance and investment advisory services are offered through a third party relationship.
The Company and the Bank are subject to comprehensive regulation and periodic examinations by their primary banking regulator.
(2) Summary of Significant Accounting Policies
(a) Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Columbia Financial, Inc. and its direct wholly-owned subsidiary, Columbia Bank, and the Bank’s wholly-owned subsidiaries, Columbia Investment Services, Inc., 2500 Broadway Corp., Plaza Financial Services, Inc., First Jersey Title Services, CSB Realty Corp, Real Estate Management Company LLC, 1901 Residential Mgmt Co. LLC, and 1901 Commercial Mgmt Co. LLC. (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.
The Company owns 100% of the common securities of Columbia Financial Capital Trust I (the “Trust”). The Trust was used to issue trust preferred securities. In accordance with Accounting Standards Codification (ASC) Topic 810, Consolidation, the Trust is classified as a variable interest entity and does not satisfy the conditions for consolidation. Accordingly, the Trust is treated as an unconsolidated subsidiary.
(b) Basis of Financial Statement Presentation
The consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the period.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation and impairment of securities and the valuation of the deferred tax assets. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Illiquid credit markets, volatile securities markets, and declines in the housing market and the economy generally increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.
(c) Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks and deposits at other financial institutions. The Company is required by the Federal Reserve Bank System to maintain cash reserves equal to a percentage of certain deposits. At September 30, 2017 and 2016, the reserve requirement totaled $10.1 million and $7.7 million, respectively.
(d) Investment Securities
The Company classifies its securities holdings between two categories: held to maturity and available for sale. Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability to hold securities until maturity, they are classified as “held to maturity”. These securities are stated at amortized cost and adjusted for amortization of premiums and accretion of discounts over the estimated lives of the securities using the level-yield method. Securities in the “available-for-sale” category are those for which the Company does not have the intent at purchase to hold to maturity. These securities are reported at fair value with any unrealized appreciation or depreciation, net of tax effects, reported as a separate component of accumulated other comprehensive income/(loss). Premiums and discounts on securities are amortized and accreted to income using a method that approximates the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Dividend and interest income are recognized when earned. Realized gains and losses are recognized when securities are sold or called based on the specific identification method.
The Company periodically evaluates the securities portfolio to determine if a decline in the fair value of any security below its cost basis is other-than-temporary. Our evaluation of other-than-temporary impairment considers the duration and severity of the impairment, and whether the Company intends to sell the security before the anticipated recovery. If a determination is made that a security is other-than-temporarily impaired, the Company will estimate the amount of the unrealized loss that is attributable to credit and all other noncredit related factors. The credit related component will be recognized as an other-than-temporary impairment charge in noninterest income. The non-credit related component will be recorded to accumulated other comprehensive income/(loss), net of tax.
In the ordinary course of business, securities are pledged as collateral in conjunction with the Company’s borrowings and lines of credit.
The Company, as a member of the Federal Home Loan Bank of New York (FHLB), is required to hold shares of capital stock of the FHLB based on its activities, primarily its outstanding borrowings. The stock is carried at cost, less any impairment.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

(e) Loans Receivable, Net
Loans receivable are stated at unpaid principal balance, adjusted by unamortized premiums and unearned discounts, net deferred origination fees and costs, and the allowance for loan losses. Interest income on loans is accrued and credited to income as earned. Premiums and discounts on purchased loans and net loan origination fees and costs are deferred and amortized to interest income over the estimated life of the loan as an adjustment to yield.
A loan is considered delinquent when we have not received a payment within 30 days of its contractual due date. The accrual of income on loans is generally discontinued when interest payments are 90 days in arrears or when the timely collection of such income is doubtful. Loans on which the accrual of income has been discontinued are designated as nonaccrual loans and outstanding interest previously credited is reversed. Interest income on loans is recognized in the period collected when the ultimate collection of principal is considered doubtful. A loan is returned to accrual status when all amounts due including the remaining principal and past due interest are deemed collectible. Loans are generally charged off after an analysis is completed which indicates that collectability of the full principal balance is in doubt.
The Company defines an impaired loan as a loan for which it is probable, based on current information, that the Company will not collect all amounts due under the contractual terms of the loan agreement. The Company considers the population of loans in its impairment analysis to include all multi-family and commercial real estate, construction, and commercial business loans with an outstanding balance greater than $500 thousand and not accruing, loans modified in a troubled debt restructuring, and other loans if management has specific information of a collateral shortfall. Impaired loans are individually assessed to determine that the loan’s carrying value is not in excess of the fair value of the collateral or the present value of the expected future cash flows. Smaller balance homogeneous loans are evaluated for impairment collectively unless they are modified in a troubled debt restructure. Such loans include residential mortgage loans, installment loans, and loans not meeting the Company’s definition of impaired, and are specifically excluded from the population of impaired loans.
(f) Loans Held-for-Sale
Loans held-for-sale consist of conforming residential mortgage loans originated and intended for sale in the secondary market and are carried at the lower of cost or estimated fair value, as determined on an aggregated basis. Net unrealized losses, if any, are recognized in a valuation allowance through charges to earnings. Origination fees and costs related to loans held-for-sale are recognized as earned and as incurred. Loans held-for-sale are generally sold with loan servicing rights retained by the Company.
(g) Allowance for Loan Losses
The allowance for loan losses is established through a provision for loan losses charged to expense, which is based upon past loan loss experience and an evaluation of estimated losses in the current loan portfolio, including the evaluation of impaired loans. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: overall economic conditions; value of collateral; strength of guarantors; loss exposure at default; the amount and timing of future cash flows on impaired loans; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management regularly reviews the level of loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although the Company believes that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Company’s banking regulators, as an integral part of its examination process, periodically reviews the allowance for loan losses and may require the Company to recognize adjustments to the allowance for loan losses based on judgments about information available to them at the time of its examination.
(h) Troubled Debt Restructuring
Troubled debt restructured loans are those loans where the Company has granted a concession it would not otherwise consider because of economic or legal reasons pertaining to a debtor’s financial difficulties. A concession could include a reduced interest rate or the forgiveness of accrued interest and/or principal. Not all concessions granted by the Company constitute a troubled debt restructuring. Once an obligation has been restructured and classified as a troubled debt restructuring, it continues to be considered restructured until paid in full or is in compliance with its modified terms for a period of no less than six months and yields a market rate similar to the prevailing rate at the time of restructuring. The Company records an impairment charge equal to the difference between the present value of expected future cash flows under the restructured terms discounted at the loan’s original effective interest rate, and the loan’s carrying value. Changes in the calculated impairment due to the passage of time are recorded as an adjustment to the allowance for loan losses.
Restructured loans that were accruing prior to the restructuring, where income was reasonably assured subsequent to the restructuring, maintain their accrual status. Restructured loans for which collectability was not reasonably assured are placed on nonaccrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. A nonaccrual restructured loan would be restored to an accruing basis once a satisfactory period of performance, typically six months, has been achieved.
(i) Loans Sold and Serviced
The Company periodically enters into Guarantor Swaps with Freddie Mac. In these types of transactions the Company sells mortgage loans in exchange for Freddie Mac Mortgage Participation Certificates backed exclusively by the mortgages sold. The Company retains the servicing of the loans in these transactions.
The Company also periodically sells loans on a net-yield basis to investors and continues to service such loans. Gains or losses on the sale of loans are recorded on the trade date using the specific-identification method.
(j) Real Estate Owned (REO)
Real estate acquired in settlement of loans is carried at the lower of the recorded investment in the loan or fair value less costs to sell. The excess, if any, of the loan amount over the fair value of the asset acquired is charged off against the allowance for loan losses at the date the property is acquired. Subsequent write-downs in the value of real estate owned, as well as expenses to administer such real estate owned, and any gains or losses realized upon sale of the property are charged to operating expenses.
(k) Office Properties and Equipment
Land is carried at cost. Office properties and equipment, including leasehold improvements, are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization of office properties and equipment is computed on a straight-line basis over the estimated useful lives of the related assets.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

Leasehold improvements are amortized over the terms of the related leases or the estimated useful lives of the improvements, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or sale, any gain or loss is credited or charged to operations.
(l) Intangible Assets
Intangible assets of the Bank consist of goodwill and mortgage servicing rights. Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets acquired through purchase acquisitions. In accordance with GAAP, goodwill with an indefinite useful life is not amortized, but is evaluated for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment between annual measurement dates. Goodwill is analyzed for impairment each year at June 30. As permitted by GAAP, the Company prepares a qualitative assessment in determining whether goodwill may be impaired. The factors considered in the assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Company, among others. The Company completed its annual goodwill impairment test as of June 30, 2017. Based upon its qualitative assessment of goodwill, the Company concluded that goodwill was not impaired and no further quantitative analysis was warranted.
Mortgage servicing rights are recorded when purchased or when originated mortgage loans are sold, with servicing rights retained. Mortgage servicing rights are amortized on an accelerated method based upon the estimated lives of the related loans, adjusted for prepayments. Mortgage servicing rights are carried at the lower of amortized cost or fair value.
(m) Bank-Owned Life Insurance
Bank-owned life insurance is a tax-advantaged transaction that is used to partially fund obligations associated with employee compensation and benefit programs. Policies are purchased insuring officers of the Company using a single premium method of payment.
Bank-owned life insurance is accounted for using the cash surrender value method and is recorded at its realizable value. The change in cash surrender value is included as a component of noninterest income.
(n) Postretirement Benefits
The Company provides certain health care and life insurance benefits to eligible retired employees. The Company accrues the cost of retiree health care and other benefits during the employees’ period of active service.
The Company accounts for benefits in accordance with ASC Topic 715, Pension and Other Postretirement Benefits. The guidance requires an employer to: (a) recognize in its statement of financial position the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income/(loss), net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period.
(o) Employee Benefit Plan
The Bank maintains a pension plan which covers full-time employees. The Bank’s policy is to fund at least the minimum contribution required by the Employee Retirement Income Security Act of 1974. GAAP

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

requires an employer to: (a) recognize in its statement of financial position the over-funded or under-funded status of a defined benefit postretirement plan measured as the difference between the fair value of plan assets and the benefit obligation; (b) measure a plan’s assets and its obligations that determine its funded status at the end of the employer’s fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income/(loss), net of tax, the actuarial gains and losses and the prior service costs and credits that arise during the period.
The Bank has a 401(k) plan covering substantially all employees of the Bank. The Bank may match a percentage of the first 6% contributed by participants. The Bank’s matching contribution, if any, is determined by the Board of Directors in its sole discretion.
The Bank maintains a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the 401(k) Plan’s under tax law limits for tax-qualified plans.
(p) Derivatives
The Company records all derivatives on the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Interest rate swaps are designated as a cash flow hedge and satisfies hedge accounting requirements involving the receipt of variable amounts from a counter-party in exchange for the Company making fixed-rate payments over the life of the agreements without the exchange of the underlying notional amount.
For derivatives which are designed as cash flow hedges and satisfy hedge accounting requirements, the effective portion of changes in the fair value of the derivative is recorded in accumulated other comprehensive income. The ineffective portion of a change in the fair value of the derivative is recognized directly in earnings.
The fair value of the Company’s derivatives is determined using discounted cash flow analysis using observable market based inputs.
(q) Income Taxes
The Company records income taxes in accordance with ASC Topic 740, Income Taxes, using the asset and liability method. Accordingly, deferred tax assets and liabilities: (i) are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns; (ii) are attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases; and (iii) are measured using enacted tax rates expected to apply in the years when those temporary differences are expected to be recovered or settled. Where applicable, deferred tax assets are reduced by a valuation allowance for any portions determined not likely to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period of enactment. The valuation allowance is adjusted, by a charge or credit to income tax expense, as changes in facts and circumstances warrant. Income taxes are allocated to the individual entities within the consolidated group based on the effective tax rate of the entity. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes.
(r) Comprehensive Income (Loss)
Comprehensive income (loss) consists of net income and other comprehensive income (loss). The Company’s other comprehensive income includes unrealized holding gains and losses on securities available

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

for sale, net of tax, the noncredit component of other than temporary impairment losses on debt securities, net of tax, unrealized gains and losses on derivatives, and the unfunded status of employee benefit plans, net of tax. Comprehensive income and its components are presented in the consolidated statements of comprehensive income (loss).
(s) Securities Sold Under Agreements to Repurchase and Other Borrowings
The Company enters into sales of securities under agreement to repurchase and collateral pledge agreements with selected dealer and banks. Such agreements are accounted for as secured financing transactions since the Company maintains effective control over the transferred or pledged securities. Obligations under these agreements are recorded as liabilities in the consolidated balance sheets.
(t) Segment Reporting
The Company’s operations are solely in the financial services industry and include providing traditional banking and other financial services to its customers. The Company operates primarily in New Jersey. Management makes operating decisions and assesses performance based on an ongoing review of the Bank’s consolidated financial results. Therefore, the Company has a single operating segment for financial reporting purposes.
(u) Reclassification
Certain reclassifications have been made in the consolidated financial statements to conform with current year classifications.
(v) Recent Accounting Pronouncements
In August 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12). The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. The effective date for this ASU is fiscal years beginning after December 15, 2018, with early adoption, including adoption in an interim period, permitted. ASU 2017-12 requires a modified retrospective transition method in which the Company will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the statement of financial position as of the date of adoption. The Company is currently evaluating the impact that the guidance will have on the Company’s consolidated financial statements.
In March 2017, the FASB issued ASU 2017-08, “Receivables — Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities.” This ASU shortens the amortization period for premiums on callable debt securities by requiring that premiums be amortized to the first (or earliest) call date instead of as an adjustment to the yield over the contractual life. This change more closely aligns the accounting with the economics of a callable debt security and the amortization period with expectations that already are included in market pricing on callable debt securities. This ASU does not change the accounting for discounts on callable debt securities, which will continue to be amortized to the maturity date. This guidance includes only instruments that are held at a premium and have explicit call features. It does not include instruments that contain prepayment features, such as mortgage backed securities; nor does it include call options that are contingent upon future events or in which the timing or amount to be paid is not fixed. The effective date for this ASU is fiscal years beginning after December 15, 2018, including interim periods within the reporting period, with early adoption

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

permitted. Transition is on a modified retrospective basis with an adjustment to retained earnings as of the beginning of the period of adoption. If early adopted in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact that the new guidance will have on the Company’s consolidated financial statements.
In March 2017, the FASB issued ASU 2017-07, “Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Post-retirement Benefit Cost”, which requires that companies disaggregate the service cost component from other components of net benefit cost. This update calls for companies that offer post-retirement benefits to present the service cost, which is the amount an employer has to set aside each quarter or fiscal year to cover the benefits, in the same line item with other current employee compensation costs. Other components of net benefit cost will be presented in the income statement separately from service costs component and outside the subtotal of income from operations, if one is presented. ASU 2017-07 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently evaluating the impact that the guidance will have on the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment.” The main objective of this ASU is to simplify the accounting for goodwill impairment by requiring that impairment charges be based upon the first step in the current two-step impairment test under Accounting Standards Codification (ASC) 350. Currently, if the fair value of a reporting unit is lower than its carrying amount (Step 1), an entity calculates any impairment charge by comparing the implied fair value of goodwill with its carrying amount (Step 2). The implied fair value of goodwill is calculated by deducting the fair value of all assets and liabilities of the reporting unit from the reporting unit’s fair value as determined in Step 1. To determine the implied fair value of goodwill, entities estimate the fair value of any unrecognized intangible assets and any corporate-level assets or liabilities that were included in the determination of the carrying amount and fair value of the reporting unit in Step 1. Under ASU 2017-04, if a reporting unit’s carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. This guidance eliminates the requirement to calculate a goodwill impairment charge using Step 2. ASU 2017-04 does not change the guidance on completing Step 1 of the goodwill impairment test. Under ASU 2017-04, an entity will still be able to perform the current optional qualitative goodwill impairment assessment before determining whether to proceed to Step 1. The guidance will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company is currently evaluating the impact that the guidance will have on the Company’s consolidated financial statements.
In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” a new standard which addresses diversity in practice related to eight specific cash flow issues: debt prepayment or extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies (including bank-owned life insurance policies), distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Entities will apply the standard’s provisions using a retrospective transition method to each period presented. If it is

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company is currently evaluating the impact that the guidance will have on the Company’s consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The ASU provides financial statement users with more decision-useful information about expected credit losses on financial instruments by a reporting entity at each reporting date. The amendments of this ASU require financial assets measured at amortized cost to be presented at the net amount expected to be collected. The allowance for credit losses would represent a valuation account that would be deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The income statement would reflect the measurement of credit losses that have taken place during the period. The measurement of expected credit losses would be based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity would be required to use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances. The guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within that reporting period, early adoption is permitted. The Company is currently evaluating the impact that the guidance will have on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. This ASU requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, early adoption is permitted. A modified retrospective approach must be applied for leases existing at, or entered into after, the beginning of the earliest comparative period present in the financial statements. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.
In January 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”. This ASU requires an entity to: i) measure equity investments at fair value through net income, with certain exceptions; (ii) present in other comprehensive income the changes in instrument-specific credit risk for financial liabilities measured using the fair value option; (iii) present financial assets and financial liabilities by measurement category and form of financial asset; (iv) calculate the fair value of financial instruments for disclosure purposes based on an exit price and; (v) assess a valuation allowance on deferred tax assets related to unrealized losses on available-for-sale debt securities in combination with other deferred tax assets. This guidance provides an election to subsequently measure certain nonmarketable equity investments at cost less any impairment and adjusted for certain observable price changes. The guidance also requires a qualitative impairment assessment of such equity investments and amends certain fair value disclosure requirements. The guidance is effective for annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers.” The objective of this amendment is to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are in the scope of other standards. The ASU is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2017, and early adoption is

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(2) Summary of Significant Accounting Policies — (continued)

permitted. Subsequently, the FASB issued the following standards related to ASU 2014-09: ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations;” ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing;” ASU 2016-11, “Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting;” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients”. These amendments are intended to improve and clarify the implementation guidance of ASU 2014-09 and have the same effective date as the original guidance. The Company’s revenue is primarily comprised of net interest income on interest earning assets and liabilities and non-interest income. The scope of guidance explicitly excludes net interest income as well as other revenues associated with financial assets and liabilities, including loans, leases, securities and derivatives. The Company is currently evaluating the impact that the guidance will have on the Company’s consolidated financial statements.
(3) Investment Securities
Securities Available-for-Sale
At September 30, 2017 and 2016, the amortized cost, gross unrealized gains, gross unrealized losses, and fair value of securities available-for-sale are summarized as follows:
	September 30, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
U.S. government and agency obligations	$24,954	$35	$(116)	$24,873
Mortgage-backed securities and CMOs	479,927	652	(7,088)	473,491
Municipal obligations	1,357	—	—	1,357
Corporate debt securities	49,489	536	(532)	49,493
Trust preferred securities	5,000	—	(292)	4,708
Equity securities	2,482	826	(54)	3,254
	$563,209	$2,049	$(8,082)	$557,176

	September 30, 2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
U.S. government and agency obligations	$60,375	$549	$(45)	$60,879
Mortgage-backed securities and CMOs	609,970	10,632	(626)	619,976
Municipal obligations	16,500	—	—	16,500
Corporate debt securities	63,982	1,306	(637)	64,651
Trust preferred securities	9,672	—	(2,893)	6,779
Equity securities	2,482	586	(74)	2,994
	$762,981	$13,073	$(4,275)	$771,779

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(3) Investment Securities — (continued)

The amortized cost and fair value of debt securities available for sale at September 30, 2017 by contractual maturity, are shown in the following table.
	September 30, 2017
	Amortized cost	Fair value
	(In thousands)
One year or less	$1,357	$1,357
More than one year to five years	29,967	30,093
More than five years to ten years	39,477	39,611
More than ten years	9,999	9,370
	80,800	80,431
Mortgage-backed securities and CMOs	479,927	473,491
	$560,727	$553,922

Mortgage-backed securities and CMOs with an amortized cost of  $479.9 million and fair value of $473.5 at September 30, 2017 are excluded from the maturity categories in the above table as their expected lives are likely to be shorter than the contractual maturity date due to principal prepayments.
The following table summarizes the fair value and unrealized losses of those securities that reported an unrealized loss at September 30, 2017 and 2016 and if the unrealized loss position was continuous for the twelve months prior to September 30, 2017 and 2016.
	September 30, 2017
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In thousands)
Securities available for sale:
U.S. government and agency obligations	$14,831	$(116)	$—	$—	$14,831	$(116)
Mortgage-backed securities and CMOs	329,554	(5,346)	49,695	(1,742)	379,249	(7,088)
Corporate debt securities	9,824	(176)	9,644	(356)	19,468	(532)
Trust preferred securities	—	—	4,708	(292)	4,708	(292)
Equity securities	98	(54)	—	—	98	(54)
	$354,307	$(5,692)	$64,047	$(2,390)	$418,354	$(8,082)

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(3) Investment Securities — (continued)

	September 30, 2016
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In thousands)
Securities available for sale:
U.S. government and agency obligations	$4,955	$(45)	$—	$—	$4,955	$(45)
Mortgage-backed securities and CMOs	65,495	(174)	60,093	(452)	125,588	(626)
Corporate debt securities	9,363	(637)	—	—	9,363	(637)
Trust preferred securities	—	—	6,779	(2,893)	6,779	(2,893)
Equity securities	—	—	78	(74)	78	(74)
	$79,813	$(856)	$66,950	$(3,419)	$146,763	$(4,275)

The unrealized losses in the mortgage-backed securities and CMOs, corporate debt securities, and the U.S. government and agency obligations portfolios have been impacted by the recent increases in the intermediate-term market interest rates. These debt obligations are typically rated AA+ by one of the internationally-recognized credit rating services and cannot be prepaid in a manner that would result in the Company not receiving all of its amortized costs. The Company considers the unrealized losses to be the result of changes in interest rates which over time can have both a positive or negative impact on the fair value of the securities. As a result, the Company concluded that these securities were only temporarily impaired at September 30, 2017. The Company has no intent to sell, nor is it more likely than not that the Company will be required to sell, the securities before the recovery of their amortized cost basis or, if necessary, maturity.
The unrealized losses in the trust preferred securities portfolio totaled $292 thousand and $2.9 million at September 30, 2017 and 2016, respectively. This portfolio currently consisted of one single issuer bank trust preferred security. The one single issuer bank trust preferred security was indirectly issued by Keycorp, a well-capitalized bank with assets of approximately $133.5 billion. The Company continues to independently monitor the performance of this issuer and considers the unrealized loss to be temporary in nature. The Company has no intent to sell, nor is it more likely than not that the Company will be required to sell, the securities before the recovery of their amortized cost basis or, if necessary, maturity.
The table below summarizes the Company’s trust preferred security as of September 30, 2017.
Security Description	Amortized Cost	Fair value	Credit Rating Moody’s/Fitch
	(in thousands)
KeyCorp Capital I Trust Pfd	$5,000	$4,708	Baa2/BB+

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(3) Investment Securities — (continued)

The following table presents the changes in the credit loss component of impairment loss of debt securities that the Company has written down for such loss as an other-than-temporary impairment recognized.
	September 30
	2017	2016
	(In thousands)
Balance, beginning of period	$328	$328
Additions:
Initial credit impairments	—	—
Subsequent credit impairments	—	—
Reduction:
Securities sold during period	(328)	—
Balance, end of period	$—	$328

The credit loss component of the impairment loss represents the difference between the present value of expected future cash flows and the amortized cost basis of the securities prior to considering credit losses. The beginning balance represents the credit loss component for debt securities for which an other-than-temporary impairment occurred prior to the period presented. If an other-than-temporary impairment is recognized in earnings for credit impaired debt securities, they would be presented as additions based upon whether the current period is the first time a debt security was credit impaired (initial credit impairment) or is not the first time a debt security was credit impaired (subsequent credit impairments). The credit loss component is reduced if the Company sells, intends to sell or believes it will be required to sell previously credit impaired debt securities. Additionally, the credit loss component is reduced if  (i) the Company receives cash flows in excess of what it expected to receive over the remaining life of the credit impaired debt security, (ii) the security matures or (iii) the security is fully written down.
Proceeds and gross gains (losses) realized on sales, maturities and other securities transactions related to securities available-for-sale included in earnings for the years ended September 30, 2017 and 2016 is as follows:
	September 30
	2017	2016
	(In thousands)
Sales transactions:
Proceeds	$187,376	$164,203
Gross gain	1,548	1,098
Gross loss	(3,237)	(743)
Maturities, calls and other securities transactions:
Proceeds	17,170	5,439
Securities available-for-sale with a fair value of  $302.9 million and $268.4 million at September 30, 2017 and 2016, respectively, were sold under agreements to repurchase or were pledged as security for deposits of public funds as required and permitted by law.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(3) Investment Securities — (continued)

Securities Held-to-Maturity
There were no securities held-to-maturity at September 30, 2016. During fiscal 2017, the Company transferred certain available-for-sale securities with an amortized cost of  $103.7 million and a fair value of $103.3 million to the held-to-maturity portfolio, largely because of the nature of the securities, which were community investment related mortgage-backed securities issued by government agencies, or due to their longer durations, and purchased an additional $30.5 million of held-to-maturity securities.
At September 30, 2017 the amortized cost, gross unrealized gains, gross unrealized losses and fair value of securities held-to-maturity are summarized as follows:
	September 30, 2017
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In thousands)
U.S. government and agency obligations	$3,407	$—	$(7)	$3,400
Mortgage-backed securities and CMOs	129,532	—	(1,110)	128,422
	$132,939	$—	$(1,117)	$131,822

The amortized cost and fair value of securities held-to-maturity at September 30, 2017 by contractual maturity are shown in the following table.
	September 30, 2017
	Amortized cost	Fair value
	(In thousands)
More than five years to ten years	$3,407	$3,400
	3,407	3,400
Mortgage-backed securities and CMOs	129,532	128,422
	$132,939	$131,822

Mortgage-backed securities and CMOs with an amortized cost of  $129.5 million and fair value of $128.4 at September 30, 2017 are excluded from the maturity categories in the above table as their expected lives are likely to be shorter than the contractual maturity date due to principal prepayments.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(3) Investment Securities — (continued)

The following table summarizes the fair value and unrealized losses of those securities that reported an unrealized loss at September 30, 2017 and if the unrealized loss position was continuous for the twelve months prior to September 30, 2017.
	September 30, 2017
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In thousands)
Investment securities held to maturity
U.S. government and agency obligations	$—	$—	$3,399	$(7)	$3,399	$(7)
Mortgage-backed securities and CMOs	29,965	(349)	96,076	(761)	126,041	(1,110)
	$29,965	$(349)	$99,475	$(768)	$129,440	$(1,117)

The Company periodically evaluates the securities portfolio to determine if a decline in the fair value of any security below its amortized cost basis is other-than-temporary. Our evaluation of the portfolio for other-than-temporary impairment considers the duration and severity of the impairment, any evidence indicating that the amortized cost of the investment may not be recoverable, the current interest rate environment, credit ratings, and other facts and circumstances related to the securities. Based upon the review of the held-to-maturity securities portfolio, the Company believes that as of September 30, 2017, with the unrealized loss positions shown above are temporary in nature. The Company has no intent to sell, nor is it more likely than not that the Company will be required to sell, the securities before the recovery of their amortized cost basis or, if necessary, maturity.
The Company considers the unrealized losses to be the result of changes in interest rates which over time can have both a positive or negative impact on the fair value of these securities. As a result, the Company concluded that these securities were only temporarily impaired at September 30, 2017.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net
Loans receivable, net, stated at their unpaid principal amounts, consist of the following at September 30, 2017 and 2016:
	September 30
	2017	2016
	(In thousands)
Real estate loans:
One to four family	$1,578,835	$1,553,345
Commercial and multifamily	1,821,982	1,558,939
Construction	218,408	188,480
Commercial business loans	267,664	177,742
Consumer loans:
Home equity loans and advances	464,962	497,797
Other consumer loans	1,270	1,331
Total loans	4,353,121	3,977,634
Net deferred loan costs	9,135	6,475
Allowance for loan losses	(54,633)	(51,867)
Loans receivable, net	$4,307,623	$3,932,242

The Company had no loans held for sale at September 30, 2017 and September 30, 2016.
The aggregate amount of loans originated by the Bank to its executive officers and directors and their affiliates was $1.6 million at September 30, 2017. As of that date, these loans were performing according to their original terms. The outstanding loans made to our directors and executive officers and their affiliates were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.
At September 30, 2017 and 2016, real estate loans serviced by the Company for investors amounted to $493.2 million and $472.8 million, respectively, and are not included in the accompanying consolidated balance sheets. During both of the years ended September 30, 2017 and 2016 servicing income amounted to $1.2 million.
The Company periodically enters into Guarantor Swaps with Freddie Mac which results in increased liquidity. The Company did not sell any loans to Freddie Mac for the year ended September 30, 2017 in exchange for Freddie Mac Mortgage Participation Certificates. For the year ended September 30, 2016, the Company sold $17.2 million of loans in exchange for Freddie Mac Mortgage Participation Certificates. The Company retained the servicing of the loans. The fair value of the mortgage participation certificates are reported within fair value of the mortgage backed securities in the fair value hierarchy table in footnote 12 Fair Value Measurement.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

The Company provides for loan losses based on an application of our documented allowance for loan loss methodology. Loan losses are charged against the allowance when management believes the collectability of principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. Additions to the allowance are provided by charges against income based on various factors which, in management’s judgment, deserve current recognition in estimating probable losses. The allowance for loan losses has been determined in accordance with GAAP, under which the Company is required to maintain an allowance for inherent losses at the balance sheet date. Management believes that the allowance for loan losses is adequate to cover specifically identifiable losses, as well as estimated losses inherent in the portfolio for which certain losses are probable but not specifically identifiable.
At the end of each quarter, or more frequently as warranted, management performs an evaluation of the adequacy of the allowance for loan losses to cover estimated credit losses on individually evaluated loans that are deemed to be impaired and estimated credit losses inherent in the remaining loan portfolio. All multi-family and commercial real estate, construction, and commercial business loans with an outstanding balance greater than $500 thousand and not accruing, loans modified in a Troubled Debt Restructuring (TDR), and other loans if management has specific information of a collateral shortfall are individually evaluated for impairment. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions, if applicable. For collateral dependent loans, the Company will generally record a full or partial charge-off to reduce the loan’s carrying value to the estimated fair value of the underlying collateral and an allowance is established for estimated selling costs.
The allowance for loan losses consists of the following two components:
•
The specific allowances established for loans individually evaluated for impairment. In general, the specific allowances represents the deficiency, if any, between the present value of expected future cash flows discounted at the loan’s original effective interest rate or if the loan is collateral dependent the specific allowance represents the estimated selling costs associated with the underlying collateral. In order to determine potential charge-offs and specific allowances, the Company will obtain appraisals for all multi-family and commercial real estate, construction, and commercial business loans greater than $500 thousand that become 90 days delinquent and an appraisal for residential real estate loans that become 180 days delinquent. Appraisals are prepared by independent licensed appraisers approved by the Company’s Board of Directors. The Company designates qualified employees to review the content of the appraisal for logic, consistency, and adherence to the Company’s Appraisal and Evaluation Policy.

•
The second component of the allowance for loan loss is the general allowance for loans collectively evaluated for impairment which is established for estimated losses inherent in the remaining portfolio. The evaluation of the general allowance is performed on a segregated portfolio basis and excludes impaired loans. Loans are assessed based on similar types and risk characteristics. An estimated loss factor for each segregated loan portfolio is determined and applied to the portfolio to derive the general allowance. The loss factor applied to each portfolio is based on a combination of the Company’s average historical loss experience typically for loans categorized as “pass” and migration analysis for loans which are not categorized as “pass” loans. The loss factors use an appropriate look-back and loss emergence period and may be adjusted for management’s qualitative assessment of relevant changes related to: underwriting standards; delinquency trends; the nature or volume of the loan group; concentration of loan type; current economic conditions; and other relevant factors considered appropriate by management. An overall evaluation of the general allowance is performed to ensure reasonableness. This evaluation is inherently subjective as

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

it requires material estimates that may be susceptible to significant revisions based upon changes in economic and real estate market conditions. Actual loan losses may be significantly more than the allowance for loan losses established, which could have a material negative effect on our financial results.
The loss emergence period is the estimated time from the date of the loss event to the actual recognition of the loss (typically the first charge-off), and is determined based upon a study of the Company’s past loss experience by loan segments. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revisions based upon changes in the economic and real estate market conditions.
A summary of changes in the allowance for loan losses for the years ended September 30, 2017 and 2016 is as follows:
	September 30
	2017	2016
	(In thousands)
Balance at beginning of year	$51,867	$56,948
Provision for loan losses	6,426	417
Recoveries on loans	584	721
Loans charged off	(4,244)	(6,219)
Balance at end of year	$54,633	$51,867

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans i) by portfolio segment and ii) based on impairment evaluation method as of September 30, 2017 and 2016.
	September 30, 2017
	Real estate			Home equity loans and advances	Commercial business	Other consumer	Unallocated	Total
	One to four family	Commercial and Multifamily	Construction
	(In thousands)
Allowance for loan losses:
Beginning balance	$18,638	$17,390	$5,960	$4,052	$5,721	$11	$95	$51,867
Charge-offs	(1,402)	(1,080)	—	(1,140)	(606)	(16)	—	(4,244)
Recoveries	268	75	—	59	182	—	—	584
Provisions	1,029	1,644	(661)	1,219	3,183	13	(1)	6,426
Ending balance	$18,533	$18,029	$5,299	$4,190	$8,480	$8	$94	$54,633
Ending balance:
Individually evaluated for impairment	$407	$35	$—	$14	$84	$—	$—	$540
Collectively evaluated for impairment	18,126	17,994	5,299	4,176	8,396	8	94	54,093
Total	$18,533	$18,029	$5,299	$4,190	$8,480	$8	$94	$54,633
Total loans:
Ending balance:
Individually evaluated for impairment	$12,247	$6,343	$—	$2,998	$4,327	$—	$—	$25,915
Collectively evaluated for impairment	1,566,588	1,815,639	218,408	461,964	263,337	1,270	—	4,327,206
Total	$1,578,835	$1,821,982	$218,408	$464,962	$267,664	$1,270	$—	$4,353,121

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

	September 30, 2016
	Real estate			Home equity loans and advances	Commercial business	Other consumer	Unallocated	Total
	One to four family	Commercial and Multifamily	Construction
	(In thousands)
Allowance for loan losses:
Beginning balance	$16,442	$20,352	$6,248	$6,111	$7,094	$4	$697	$56,948
Charge-offs	(3,496)	(879)	(321)	(1,053)	(458)	(12)	—	(6,219)
Recoveries	158	23	76	55	408	1	—	721
Provisions	5,534	(2,106)	(43)	(1,061)	(1,323)	18	(602)	417
Ending balance	$18,638	$17,390	$5,960	$4,052	$5,721	$11	$95	$51,867
Ending balance:
Individually evaluated for impairment	$665	$102	$—	$2	$69	$—	$—	$838
Collectively evaluated for impairment	17,973	17,288	5,960	4,050	5,652	11	95	51,029
Total	$18,638	$17,390	$5,960	$4,052	$5,721	$11	$95	$51,867
Total loans:
Ending balance:
Individually evaluated for impairment	$16,705	$4,893	$—	$4,017	$3,888	$—	$—	$29,503
Collectively evaluated for impairment	1,536,640	1,554,046	188,480	493,780	173,854	1,331	—	3,948,131
Total	$1,553,345	$1,558,939	$188,480	$497,797	$177,742	$1,331	$—	$3,977,634

The Company’s credit risk ratings system plays an important role in the establishment of the general allowance. This system categorizes nonhomogeneous loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. These classifications are used to establish the adequacy of the general allowance. After determining the loan loss factor for each portfolio segment, the portfolio segments are further segregated into credit risk rating groups. The calculated loan loss factor for a portfolio segment is applied to the risk rating group.
Pass — Asset that is well protected by the current net worth and paying capacity of the obligor (or guarantors, if any) or by the fair value, less cost to acquire and sell, of any underlying collateral in a timely manner.
Special Mention — Asset that is currently protected from loss but is potentially weak. The asset has demonstrated undue and excessive risks but not to the point of justifying a substandard classification. With proper attention and monitoring the Company’s position can be adequately protected should no further deterioration occur.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

Substandard — Asset which has a well-defined weakness or weaknesses. A substandard asset is one inadequately protected by the current net worth and paying capacity of the obligor or collateral, if applicable. This means that there is a distinct possibility that a loss may occur if certain deficiencies are not corrected.
Doubtful — Asset with similar defined weakness or weaknesses as one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full questionable based on currently known facts. While the possibility of loss from a Doubtful asset is high, its classification as a loss is deferred because of specific factors which may have a positive effect on the strength or value of the asset.
Loss — Asset or portion thereof that is considered uncollectible and of such little value that its continuance on the Company’s books as an asset, without establishment of a specific valuation allowance or charge-off, is not warranted. This classification does not necessarily mean that an asset has no recovery or salvage value; but rather, there is much doubt about whether, how much, or when the recovery will occur. As such, it is not practical or desirable to defer the write-off.
As of September 30, 2017 and 2016, the credit risk category of loans by portfolio segment is as follows:
	September 30, 2017
	Real estate			Home equity loans and advances	Commercial business	Other consumer	Total
	One to four family	Commercial and Multifamily	Construction
	(In thousands)
Pass	$1,569,064	$1,796,786	$218,408	$463,257	$258,454	$1,270	$4,307,239
Special mention	—	11,600	—	—	3,347	—	14,947
Substandard	9,771	13,596	—	1,705	5,863	—	30,935
Doubtful	—	—	—	—	—	—	—
Total	$1,578,835	$1,821,982	$218,408	$464,962	$267,664	$1,270	$4,353,121

	September 30, 2016
	Real estate			Home equity loans and advances	Commercial business	Other consumer	Total
	One to four family	Commercial and Multifamily	Construction
	(In thousands)
Pass	$1,535,831	$1,535,176	$187,066	$494,251	$167,585	$1,331	$3,921,240
Special mention	—	5,626	1,406	—	4,477	—	11,509
Substandard	17,514	18,137	8	3,546	5,680	—	44,885
Doubtful	—	—	—	—	—	—	—
Total	$1,553,345	$1,558,939	$188,480	$497,797	$177,742	$1,331	$3,977,634

Included in total loans are loans for which the accrual of interest income has been discontinued due to deterioration in the financial condition of the borrowers. At September 30, 2017 and 2016, the Company had nonaccrual and past due loans totaling $6.4 million and $13.4 million, respectively, and $12.1 million and $27.5 million, respectively. Generally, loans are placed on non-accrual status when they become 90 days or more delinquent, and remain on non-accrual status until they are brought current, have six months of

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

performance under the loan terms, and factors indicating reasonable doubt about the timely collection of payments no longer exist. Therefore, loans may be current in accordance with their loan terms, or may be less than 90 days delinquent and still be on a non-accrual status.
As of September 30, 2017 and 2016, loans contractually in arrears by portfolio segment are as follows:
	September 30, 2017
	30 – 59 days	60 – 89 days	Greater than 90 days	Total past due	Current	Total
	(In thousands)
Real estate loans:
One to four family	$3,924	$932	$3,496	$8,352	$1,570,483	$1,578,835
Commercial and multifamily	—	123	1,510	1,633	1,820,349	1,821,982
Construction	—	—	—	—	218,408	218,408
Commercial business loans	—	388	1,038	1,426	266,238	267,664
Consumer loans:
Home equity loans and advances	1,437	187	351	1,975	462,987	464,962
Other consumer loans	1	—	—	1	1,269	1,270
Total loans	$5,362	$1,630	$6,395	$13,387	$4,339,734	$4,353,121

	September 30, 2016
	30 – 59 days	60 – 89 days	Greater than 90 days	Total past due	Current	Total
	(In thousands)
Real estate loans:
One to four family	$9,401	$1,338	$4,538	$15,277	$1,538,068	$1,553,345
Commercial and multifamily	1,030	275	4,257	5,562	1,553,377	1,558,939
Construction	—	—	—	—	188,480	188,480
Commercial business loans	60	—	1,608	1,668	176,074	177,742
Consumer loans:
Home equity loans and advances	2,855	436	1,667	4,958	492,839	497,797
Other consumer loans	1	—	—	1	1,330	1,331
Total loans	$13,347	$2,049	$12,070	$27,466	$3,950,168	$3,977,634

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

As of September 30, 2017 and 2016, the delinquency status of non-accrual loans by portfolio segment is as follows:
	September 30, 2017
	30 – 59 days	60 – 89 days	Greater than 90 days	Total past due	Current	Total
	(In thousands)
Real estate loans:
One to four family	$—	$—	$3,496	$3,496	$—	$3,496
Commercial and multifamily	—	—	1,510	1,510	—	1,510
Construction	—	—	—	—	—	—
Commercial business loans	—	—	1,038	1,038	—	1,038
Consumer loans:
Home equity loans and advances	—	—	351	351	—	351
Other consumer loans	—	—	—	—	—	—
Total loans	$—	$—	$6,395	$6,395	$—	$6,395

	September 30, 2016
	30 – 59 days	60 – 89 days	Greater than 90 days	Total past due	Current	Total
	(In thousands)
Real estate loans:
One to four family	$—	$150	$4,538	$4,688	$—	$4,688
Commercial and multifamily	—	—	4,257	4,257	—	4,257
Construction	—	—	—	—	—	—
Commercial business loans	—	—	1,608	1,608	—	1,608
Consumer loans:
Home equity loans and advances	—	—	1,667	1,667	—	1,667
Other consumer loans	—	—	—	—	—	—
Total loans	$—	$150	$12,070	$12,220	$—	$12,220

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

Nonaccrual amounts included loans deemed to be impaired. As of September 30, 2017 and 2016, loans meeting the Company’s definition of an impaired loan by portfolio segment are as follows:
	September 30, 2017
	Recorded investment	Upaid principal balance	Specific allowance	Average recorded investment	Interest income recognized
	(In thousands)
With no allowance recorded:
Real estate loans:
One to four family	$9,272	$10,156	$—	$10,686	$351
Commercial and multifamily	4,701	5,577	—	2,420	223
Commercial business loans	1,545	2,038	—	1,024	82
Consumer loans:
Home equity loans and advances	2,745	3,214	—	3,567	119
	18,263	20,985	—	17,697	775
With a specific allowance recorded:
Real estate loans:
One to four family	2,975	2,989	407	4,341	118
Commercial and multifamily	1,642	2,215	35	1,908	56
Commercial business loans	2,782	2,782	84	2,772	113
Consumer loans:
Home equity loans and advances	253	253	14	336	17
	7,652	8,239	540	9,357	304
Total:
Real estate loans:
One to four family	12,247	13,145	407	15,027	469
Commercial and multifamily	6,343	7,792	35	4,328	279
Commercial business loans	4,327	4,820	84	3,796	195
Consumer loans:
Home equity loans and advances	2,998	3,467	14	3,903	136
Total loans	$25,915	$29,224	$540	$27,054	$1,079

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

	September 30, 2016
	Recorded investment	Upaid principal balance	Specific allowance	Average recorded investment	Interest income recognized
	(In thousands)
With no allowance recorded:
Real estate loans:
One to four family	$11,551	$12,948	$—	$10,836	$397
Commercial and multifamily	2,488	2,488	—	7,517	—
Construction	—	—	—	505	—
Commercial business loans	1,135	1,214	—	2,371	4
Consumer loans:
Home equity loans and advances	3,821	4,314	—	2,962	148
	18,995	20,964	—	24,191	549
With a specific allowance recorded:
Real estate loans:
One to four family	5,154	5,509	665	7,283	168
Commercial and multifamily	2,405	2,978	102	1,827	57
Construction	—	—	—	—	—
Commercial business loans	2,753	2,840	69	2,143	106
Consumer loans:
Home equity loans and advances	196	196	2	484	9
	10,508	11,523	838	11,737	340
Total:
Real estate loans:
One to four family	16,705	18,457	665	18,119	565
Commercial and multifamily	4,893	5,466	102	9,344	57
Construction	—	—	—	505	—
Commercial business loans	3,888	4,054	69	4,514	110
Consumer loans:
Home equity loans and advances	4,017	4,510	2	3,446	157
Total loans	$29,503	$32,487	$838	$35,928	$889

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

At September 30, 2017 and 2016, loans meeting the Company’s definition of an impaired loan totaled $25.9 million and $29.5 million, respectively, with allocations of the allowance for loan losses of $540 thousand and $838 thousand, respectively. Of the total impaired loan balance, $18.3 million and $19.0 million were not allocated any allowance for loan losses at September 30, 2017 and 2016, respectively, since carrying values were not in excess of the fair value of the collateral or the present value of the expected future cash flows.
Troubled Debt Restructuring
On a case by case basis, the Company may agree to modify the contractual terms of a borrower’s loan to remain competitive and assist customers who may be experiencing financial difficulty, as well as preserve the Company’s position in the loan. If the borrower is experiencing financial difficulties and a concession has been made at the time of such modification, the loan is classified as a troubled debt restructured (TDR) loan.
Most of the Company’s TDR loan modifications involve lowering the monthly payments on such loans through either a reduction in interest rate below a market rate, an extension of the term of the loan, or a combination of these two methods. These modifications rarely result in the forgiveness of principal or accrued interest. In addition, the Company may obtain additional collateral or guarantor support when modifying commercial loans. If the borrower has demonstrated performance under the previous terms and our underwriting process shows the borrower has the capacity to continue to perform under the restructured terms, the loan will continue to accrue interest. Non-accruing restructured loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible.
All TDRs are classified as impaired loans, which are individually evaluated for impairment as previously discussed. Collateral dependent impaired loans classified as TDRs are written down to the estimated fair value of the collateral. The following table presents the total troubled debt restructured loans at September 30, 2017 and 2016:
	September 30, 2017
	Accrual		Nonaccrual		Total
	No. of loans	Amount	No. of loans	Amount	No. of loans	Amount
	(Dollars in thousands)
Real estate loans:
One to four family	47	$9,517	3	$613	50	$10,130
Commercial and multifamily	2	5,132	—	—	2	5,132
Commercial business loans	7	3,127	—	—	7	3,127
Consumer loans:
Home equity loans and advances	20	2,274	3	389	23	2,663
Total loans	76	$20,050	6	$1,002	82	$21,052

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

	September 30, 2016
	Accrual		Nonaccrual		Total
	No. of loans	Amount	No. of loans	Amount	No. of loans	Amount
	(Dollars in thousands)
Real estate loans:
One to four family	61	$13,269	4	$456	65	$13,725
Commercial and multifamily	1	1,194	—	—	1	1,194
Commercial business loans	5	2,811	1	465	6	3,276
Consumer loans:
Home equity loans and advances	29	2,713	1	83	30	2,796
Total loans	96	$19,987	6	$1,004	102	$20,991

The following table presents the number of loans modified as troubled debt restructurings during the years ended September 30, 2017 and 2016 and their balances immediately prior to the modification date and post-modification date as of September 30, 2017 and 2016:
	September 30, 2017
	No. of loans	Pre-modification recorded investment	Post-modification recorded investment
	(In thousands)
Troubled Debt Restructurings:
Real estate loans:
One to four family	3	$548	$548
Commercial and multifamily	1	3,964	3,964
Commercial business loans	1	18	18
Consumer loans:
Home equity loans and advances	2	248	248
Total loans	7	$4,778	$4,778

	September 30, 2017
	No. of loans	Recorded investment
	(In thousands)
Troubled Debt Restructurings Which Subsequently Defaulted:
Real estate loans:
One to four family	—	$—
Commercial and multifamily	—	—
Construction	—	—
Commercial business loans	3	$255
Consumer loans:
Home equity loans and advances	1	103
Total loans	4	$358

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(4) Loans Receivables, Net — (continued)

	September 30, 2016
	No of loans	Pre-modification recorded investment	Post-modification recorded investment
	(In thousands)
Real estate loans:
One to four family	1	$117	$117
Commercial and multifamily	—	—	—
Construction	—	—	—
Commercial business loans	3	275	275
Consumer loans:
Home equity loans and advances	2	144	144
Total loans	6	$536	$536

	September 30, 2016
	No of loans	Recorded investment
	(In thousands)
Troubled Debt Restructurings Which Subsequently Defaulted:
Real estate loans:
One to four family	3	$651
Commercial and multifamily	—	—
Construction	—	—
Commercial business loans	—	—
Commercial business loans	1	465
Consumer loans:
Home equity loans and advances	1	107
Total loans	5	$1,223

Post-modification recorded investment represents the balance immediately following modification. The one-to-four family, commercial business, and home equity loans and advances that were modified during the years ended September 30, 2017 and 2016, primarily involved the deferral of interest and/or a one year interest rate reduction. An extension of the modification terms or new terms maybe granted at the time the rate is to reset. Loans serviced by others are modified in accordance with the servicer’s modification policies.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(5) Accrued Interest Receivable
Accrued interest receivable at September 30, 2017 and 2016 is summarized as follows:
	September 30
	2017	2016
	(In thousands)
Loans receivable	$12,673	$11,008
Securities	2,014	2,148
	$14,687	$13,156

(6) Office Properties and Equipment, Net
At September 30, 2017 and 2016, office properties and equipment less accumulated depreciation and amortization consists of the following:
	September 30
	2017	2016
	(In thousands)
Cost:
Land	$7,829	$7,829
Buildings	24,018	24,018
Land and building improvements	13,071	10,216
Leasehold improvements	19,823	19,010
Furniture and equipment	25,930	23,587
	90,671	84,660
Less accumulated depreciation and amortization	49,836	46,802
Total office properties and equipment, net	$40,835	$37,858

Depreciation and amortization expense for the years ended September 30, 2017 and 2016 amounted to $3.4 million and $3.2 million, respectively.
(7) Intangible Assets
Intangible assets at September 30, 2017 and 2016 are summarized as follows:
	September 30
	2017	2016
	(In thousands)
Goodwill	$5,716	$5,716
Mortgage servicing rights	303	408
	$6,019	$6,124

On June 28, 2002, the Company acquired the assets of First Jersey Title Services, Inc. (First Jersey), a title insurance agent. The purchase price was $4.3 million. A contingent purchase price of  $1.3 million was paid during 2007 since First Jersey achieved certain average annual net income targets over a five year period ended June 30, 2007. The additional purchase price was recorded as goodwill when the contingency was resolved. The acquisition resulted in the recognition of goodwill totaling $5.7 million.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(7) Intangible Assets — (continued)

Mortgage servicing rights’ amortization expense for each of the years ended September 30, 2017 and 2016 amounted to $105 thousand.
(8) Derivatives and Hedging Activities
The Company executes interest rate swaps with third parties in order to hedge the interest expense of short term FHLB advances. Those interest rate swaps are simultaneous with entering into the short term borrowing with the FHLB. These derivatives are designated as cash flow hedges and are not speculative. As the interest rate swaps associated with this program meet the hedge accounting requirements, changes in the fair value are recognized in other comprehensive income (loss). As of September 30, 2017, the Company had two interest rate swaps with an aggregate notional amount of  $20.0 million related to this program.
The Company presently offers interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps would be simultaneously hedged by offsetting interest rate swaps that the Company would execute with a third party, such that the Company would minimize its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service the Company offers to certain customers. As the interest rate swaps associated with this program would not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps would be recognized directly in earnings. At September 30, 2017, we did not have any interest rate swaps with commercial banking customers in place.
The Company offers currency forward contracts to certain commercial banking customers to facilitate international trade. Those forward contracts are simultaneously hedged by offsetting forward contracts that the Company would execute with a third party, such that the Company would minimize its net risk exposure resulting from such transactions. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service the Company offers to certain commercial customers. As the currency forward contract associated with this program does not meet the hedge accounting requirements, changes in the fair value of both the customer forward contract and the offsetting forward contract is recognized directly in earnings. At September 30, 2017, the Company had a currency forward contract in place with a notional value of  $1.6 million with both a commercial banking customer and third party which settle in a window period not to exceed April 2018.
The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the Consolidated Balance Sheets at September 30, 2017. The Company did not hold any derivatives at September 30, 2016.
	September 30, 2017
	Asset Derivative		Liability Deriviative
	Consolidated Balance Sheet	Fair Value	Consolidated Balance Sheet	Fair Value
		(In thousands)		(In thousands)
Derivatives:
Interest rate swap – cash flow hedge	Other Assets	$95	Other Liabilities	$—
Currency forward contract – non-designated hedge	Other Assets	182	Other Liabilities	182
Total derivative instruments		$277		$182

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(8) Derivatives and Hedging Activities — (continued)

In accordance with the Chicago Mercantile Exchange (“CME”) rulebook changes effective January 3, 2017, regarding the fair value variation margin posted by the counterparty.
The CME amended its rules to legally characterize the variation margin posted between counterparties to be classified as settlements of the outstanding derivative contracts instead of collateral. The Company adopted the new rule on a prospective basis.
The table below presents the effect of the Company’s derivative financial instruments on the Consolidated Statement of Income for the year ended September 30, 2017.
	September 30, 2017
	Gain (loss) in Income on Derivatives
	Consolidated Statement of Income	2017
Derivatives not designated as hedging instruments:
Interest rate products	Other Income	$—
Derivatives not designated as hedging instruments:
Interest rate products	Interest expense	$—
The Company has agreements with counterparties that contain a provision that if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default of its derivative obligations.
At September 30, 2017, the fair value of derivatives is in an asset position, which includes accrued interest of  $9 thousand. The Company was not required to post any collateral with counterparties as the minimum collateral posting threshold is $250 thousand, which the Company is presently below.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(9) Deposits
Deposit account balances at September 30, 2017 and 2016 are summarized as follows:
	September 30
	2017			2016
	Weighted average rate	Amount	Percentage	Weighted average rate	Amount	Percentage
	(In thousands)			(In thousands)
Deposits:
Non-interest bearing transaction	—%	$676,067	16.4%	—%	$625,304	16.4%
Interest bearing transaction	0.66	1,268,833	30.8%	0.61	1,156,529	30.3%
Money market deposit accounts	0.29	273,605	6.6%	0.28	270,662	7.1%
Savings, including club deposits	0.16	546,449	13.3%	0.16	534,148	14.0%
	0.36	2,764,954	67.1%	0.34	2,586,643	67.7%
Retail certificates of deposits by term:
7 – 181 days	0.10	29,482	0.7%	0.10	35,611	0.9%
182 – 364 days	0.38	49,852	1.2%	0.21	59,371	1.6%
12 – 24 months	1.01	645,616	15.7%	0.99	539,014	14.1%
25 – 48 months	1.59	312,755	7.6%	1.41	276,220	7.2%
49 months and over	2.00	320,769	7.8%	2.02	325,956	8.5%
Total certificates of deposit	1.34	1,358,474	32.9%	1.29	1,236,172	32.3%
	0.68%	$4,123,428	100.0%	0.64%	$3,822,815	100.0%

The aggregate amount of certificates of deposit that meet or exceed $100,000 is approximately $608.5 million and $498.2 million as of September 30, 2017 and 2016, respectively.
Scheduled maturities of certificates of deposit at September 30, 2017 and 2016 are summarized as follows:
	September 30
	2017	2016
	(In thousands)
Less than one year	$657,741	$690,127
More than one years to two years	338,265	214,602
More than two years to three years	248,779	107,941
More than three years to four years	81,959	134,414
More than four years	31,730	89,088
	$1,358,474	$1,236,172

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(9) Deposits — (continued)

Interest expense on deposits for the years ended September 30, 2017 and 2016, are summarized as follows:
	September 30
	2017	2016
	(In thousands)
Passbook, including club deposits	$630	$613
Demand deposits, including attorney escrow and money market deposit accounts	8,556	7,735
Certificates of deposit	16,395	15,714
	$25,581	$24,062

(10) Borrowings
At September 30, 2017 and 2016, the Company’s indebtedness is as follows:
	Interest rate range		Amount ($)
	September 30		September 30
	2017	2016	2017	2016
			(In thousands)
Lines of credit(a)	—%	0.53%	$—	$47,400
Federal Home Loan Bank (FHLB) advances(b)	1.20 – 4.54	0.95 – 4.54	642,400	534,000
Junior subordinated debt(c)	8.00	8.00	50,643	50,590
Securities sold under agreements to repurchase(d)	3.23 – 4.47	3.23 – 4.48	40,000	50,000
			$733,043	$681,990

(a)
At September 30 2017 and 2016, the Company had an overnight advance borrowing capacity with the FHLB based on available collateral, as defined, in the amount of zero and $47.4 million. At September 30, 2017 and 2016 the availability under the overnight advance borrowing capacity was $738.8 million and $932.1 million, respectively. Interest expense on the overnight advance for the years ended September 30, 2017 and 2016 was $233 thousand and $42 thousand, respectively.

At September 30, 2017 and 2016, the Company had unused correspondent bank lines of credit with an aggregated overnight borrowing capacity of  $150.0 million and $100.0 million, respectively.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(10) Borrowings — (continued)

(b)
The balance represents various advances payable to the FHLB. The advances are secured (primarily by first mortgage loans and all stock in the FHLB) under a blanket collateral agreement for the amount of the notes outstanding. Interest expense on these advances for the years ended September 30, 2017 and 2016 was $12.8 million and $13.2 million, respectively. The advances mature or are scheduled for repayment as follows:

	September 30
	2017	2016
	(In thousands)
Due in one year or less	$240,000	$80,000
Due after one year through two years	170,000	200,000
Due after two years through three years	168,000	110,000
Due after three years through four years	64,400	134,000
Due after four years through five years	—	10,000
	$642,400	$534,000

The FHLB advances include structured advances that may be called by the FHLB prior to maturity, on or after a predetermined call date. At September 30, 2017 and 2016, the structured advances amounted to zero and $30 million, respectively.
(c)
The balance represents $51.5 million aggregate principal amount of 8.00% junior subordinated deferrable interest debt securities maturing on August 15, 2034. The carrying value as of September 30, 2017 and 2016 includes deferred issuance costs of  $904 thousand and $1.0 million, respectively. Interest payments are payable semiannually in arrears on February 15 and August 15 of each year. The junior subordinated debt securities is redeemable, in whole or in part, at the Company’s option at an optional redemption price as defined in the indenture. Interest expense on the note for both years ended September 30, 2017 and 2016 was $4.2 million.

(d)
The balances at September 30, 2017 and 2016 represent the agreed-upon repurchase price with the FHLMC. At September 30, 2017 and 2016, the fair value is $44.4 million and $57.1 million, respectively. The balances at September 30, 2017 and 2016 were payable within 4 and 16 months, respectively. Interest expense on the repurchase agreements for the years ended September 30, 2017 and 2016 was $1.6 million and $2.4 million, respectively.

During the years ended September 30, 2017 and 2016, the maximum month-end balance of the repurchase agreements was $40.0 million and $60.0 million, respectively, and the average amount of repurchase agreements held was $40.7 million and $59.5 million, respectively.
(11) Federal and State Income Taxes
Retained earnings at September 30, 2017 and 2016 include approximately $21.5 million for which no deferred income taxes have been provided. This amount represents the base year allocation of income to bad debt losses or re-computations of bad debt deductions for tax purposes. For tax purposes, this amount is treated as a permanent difference, and deferred taxes are not recognized unless it appears that it will be reduced and result in taxable income in the foreseeable future. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The Company does not anticipate any such reduction in the foreseeable future.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(11) Federal and State Income Taxes — (continued)

The Company uses the specific charge-off method to compute its bad debt deductions. The Company files a consolidated federal income tax return. Income tax expense for the years ended September 30, 2017 and 2016 was made up of the following components:
	September 30
	2017	2016
	(In thousands)
Current tax expense:
Federal	$16,198	$13,209
State	1,236	664
Total current expense	17,434	13,873
Deferred tax (benefit) expense:
Federal	(1,454)	2,743
State	28	187
Total deferred (benefit) expense	(1,426)	2,930
Income tax expense	$16,008	$16,803

A reconciliation between the effective income tax expense and the expected amount computed using the applicable statutory federal income tax rate (35%) follows:
	September 30
	2017	2016
	(In thousands)
Statutory federal income tax expense	$16,478	$17,415
State taxes, net of federal tax expense	822	553
Bank-owned life insurance	(1,589)	(1,405)
Tax-exempt interest	(50)	(28)
Dividend received deduction	(40)	(39)
Other	387	307
Income tax expense	$16,008	$16,803

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(11) Federal and State Income Taxes — (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2017 and 2016 were as follows:
	September 30
	2017	2016
	(In thousands)
Deferred tax assets:
Net unrealized gains on securities and pension equity adjustment	$32,094	$35,605
Bad debt reserve	24,415	23,146
Postretirement benefits	6,968	6,571
Deferred compensation	3,521	2,325
Alternative minimum assessment carryforwards	3,099	3,099
Retirement income maintenance plan	2,920	2,568
Depreciation	2,425	1,940
Net operating loss carry forwards	972	3,055
Reserve for uncollected interest	171	414
Deferred debt prepayment penalty	—	772
Other	1,108	1,153
Total deferred tax assets	$77,693	$80,648

	September 30
	2017	2016
	(In thousands)
Deferred tax liabilities:
Prepaid pension costs	$48,607	$49,544
Loan origination costs	8,126	6,523
Intangible assets	2,554	2,434
Other	901	873
Total deferred tax liabilities	$60,188	$59,374
Gross net deferred tax asset	17,505	21,275
Less state income tax valuation allowance	4,348	6,750
Net deferred tax asset	$13,157	$14,525

Management believes that not all existing net deductible temporary differences that comprise the net deferred tax asset will reverse during periods in which the Company generates sufficient net taxable income. Accordingly, management has established a valuation allowance. Significant changes in the Company’s operations and/or economic conditions could affect its ability to fully utilize the benefits of the recognized net deferred tax asset.
The Company had New Jersey State net operating loss carry forwards of  $972 thousand that expire periodically through 2037. The Company also had state alternative minimum assessment carry forwards of $3.1 million with indefinite expiration dates.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(11) Federal and State Income Taxes — (continued)

The Company’s policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company did not have any liabilities for uncertain tax positions or any known unrecognized tax benefits at September 30, 2017 and 2016.
The Company files a consolidated U.S. Federal tax return, separate New Jersey state income tax returns by entity, a New York State and New York City income tax return and a consolidated Pennsylvania state income tax return. The Company’s federal and state income tax returns are open for examination from 2014 and 2013, respectively. At September 30, 2017, the 2014 consolidated federal tax return is under audit by the Internal Revenue Service.
(12) Fair Value Measurement
The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The determination of fair values of financial instruments often requires the use of estimates. Where quoted market values in an active market are not readily available, the Company utilizes various valuation techniques to estimate fair value.
Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. However, in many instances fair value estimates may not be substantiated by comparison to independent markets and may not be realized in an immediate sale of the financial instrument.
ASC 820 “Fair Value Measurement” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities;
Level 2:   Quoted prices in markets that are not active, or inputs which are observable either directly or indirectly, for substantially the full term of the asset or liability;
Level 3:   Price or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The valuation techniques are based upon the unpaid principal balance only, and exclude any accrued interest or dividends at the measurement date. Interest income and expense and dividend income are recorded within the consolidated statements of income depending on the nature of the instrument using the effective interest method based on acquired discount or premium.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the fair value hierarchy, is set forth below.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

Securities Available-for-Sale
Equity securities are reported at fair value utilizing Level 1 inputs (exchange quoted prices). The Company also holds debt instruments issued by the U.S. government and U.S. government agencies that are traded in active markets with readily accessible quoted market prices that are considered Level 1 within the fair value hierarchy. The prices for other instruments are obtained through an independent pricing service or dealer market participants with whom the Company has historically transacted both purchases and sales of investment securities. Prices obtained from these sources are derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include trade execution data, spreads, credit curves, forward curves, prepayment speeds, and the securities’ terms and conditions, among other things. The Company independently reviews changes in yields and prices for securities with similar cash flow characteristics, obtained from additional reliable sources, in order to determine the reasonableness of prices and changes in values received from the independent pricing service. For certain securities, the inputs used by either dealer market participants or independent pricing service, may be derived from unobservable market information. In these instances, the Company evaluated the appropriateness and quality of each price. The Company reviewed the volume and level of activity for all available-for-sale securities and attempted to identify transactions, which may not be orderly or reflective of a significant level of activity and volume. For securities meeting these criteria, the quoted prices received from either market participants or an independent pricing service may be adjusted, as necessary, to estimate fair value in accordance with ASC 820 (fair values based on Level 3 inputs). In determining fair value, the Company utilized unobservable inputs that reflect the Company’s own assumptions about the inputs that market participants would use in pricing each security. In developing its assertion of market participant assumptions, the Company utilized the best information that is both reasonable and available without undue cost and effort.
The Company had no pooled trust preferred securities at September 30, 2017. At September 30, 2016, the Company had one pooled trust preferred security, which the Company classified as Level 3. In determining the fair value for the one pooled trust preferred security for the year ended September 30, 2016, the Company considered the credit quality of the underlying contributors to the pool as well as the prices obtained from the dealer to arrive at the fair value. Due to the limited trading activity of the security, the third party dealer price is based upon a discounted cash flow analysis. The estimated cash flows are based upon defaults and prepayments of the trust preferred security. The defaults rates are based on payment characteristics of the trust preferred securities themselves as well as the financial condition of the trust preferred issuer. In determining the financial performance of the trust preferred issuer, the Company reviewed the ratio of non-performing assets to the capital and loan loss reserve levels of the issuer (i.e. Texas ratio). In discounting the cash flows, the Company assumed that any issuer with a resulting Texas ratio above 85% would subsequently fail resulting in a zero recovery. The valuation assumptions are as follows: additional collateral defaults of  .25% of outstanding collateral are applied every year, starting Oct-2016 with 15% recoveries initially occurring 2 years from initial default and annually thereafter. No additional underlying securities are called. The cash flow from the bonds are reinvested at LIBOR -25 basis points. The cash flows are discounted at the forward LIBOR curve plus 686 basis points.
Derivatives
The Company records all derivatives at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. The fair value of the Company’s derivatives are determined using discounted cash flow analysis using observable market based inputs. The fair value of the Company’s derivatives are considered Level 2 inputs.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the consolidated balance sheets at September 30, 2017 and 2016.
	September 30, 2017
		Fair value measurements
	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(In thousands)
Measured on a recurring basis:
Assets:
Securities available-for-sale:
U.S. government and agency obligations	$24,874	$24,874	$—	$—
CMOs and commercial mortgage-backed securities	316,029	—	316,029	—
Mortgage-backed securities	157,462	—	157,462	—
Municipal obligations	1,357	—	1,357	—
Corporate debt securities	49,492	—	49,492	—
Trust preferred securities	4,708	—	4,708	—
Equity securities	3,254	3,254	—	—
Total Securities available-for-sale	557,176	$28,128	529,048	—
Derivative assets	277	—	277	—
Total Assets	$557,453	$28,128	$529,325	$—
Liabilities:
Derivative liability	$182	—	182	$—
Total Liabilites	$182	$—	$182	$—

	September 30, 2016
		Fair value measurements
	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(In thousands)
Measured on a recurring basis:
Securities available-for-sale:
U.S. government and agency obligations	$20,394	$—	$20,394	$—
CMOs and commercial mortgage-backed securities	357,757	—	357,757	—
Mortgage-backed securities	302,705	—	302,705	—
Municipal obligations	16,500	—	16,500	—
Corporate debt securities	64,650	—	64,650	—
Trust preferred securities	6,779	—	4,179	2,600
Equity securities	2,994	2,994	—	—
	$771,779	$2,994	$766,185	$2,600

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

There were no transfers between Level 1, Level 2 and Level 3 during the years ended September 30, 2017 and 2016. The changes in Level 3 assets measured at fair value on a recurring basis are summarized as follows:
	Year ended September 30
	2017	2016
	(In thousands)
Balance, beginning of period	$2,600	$3,250
Net transfer into Level 3	—	—
Total net losses for the period included in:
Net income	(1,272)	—
Other comprehensive income loss	—	(650)
Purchases, sales, settlements, net	(1,328)	—
Balance, end of period	$—	$2,600
Realized losses included in net income for the period relating to assets held at year-end	$—	$—
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis, that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).
Real estate owned, impaired loans, and mortgage servicing rights are required to be written down to their fair value on a nonrecurring basis through the recognition of an impairment charge to the consolidated statements of income.
Real estate owned represents real estate acquired as a result of foreclosure or by deed in lieu of foreclosure and is carried, net of an allowance for losses, at the lower of cost or fair value less costs to sell. Fair value is estimated through current appraisals, where practical, or inspections by either a licensed appraiser or real estate broker and, as such, foreclosed real estate properties’ non-recurring fair value measurements are classified as Level 3.
At September 30, 2017 and 2016, real estate owned totaled $393 thousand and $1.3 million, respectively. During the years ended September 30, 2017 and 2016, charge-offs to the allowance for loan losses related to loans that were transferred to real estate owned amounted to $23 thousand and $1.7 million, respectively. Write downs, operating costs, and net gains and losses on sale related to real estate owned that were charged to noninterest expense amounted to $101 thousand and $744 thousand for the years ended September 30, 2017 and 2016, respectively.
Loans which meet certain criteria are evaluated individually for impairment. A loan is deemed to be impaired if it is a multi-family and commercial real estate, construction, and commercial business loan with an outstanding balance greater than $500 thousand and not accruing, a trouble debt restructuring, or a loan that management has specific information of a collateral shortfall and the loan is not accruing. Certain impaired loans are carried at the estimated fair value of the collateral. An allowance is established for the estimated selling costs. The fair value is estimated through current appraisals, and adjusted if necessary to reflect current market conditions and, as such, are classified as Level 3.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

At September 30, 2017 and 2016, the Company had impaired loans with outstanding principal balances of  $29.2 million and $32.5 million, respectively, and a carrying value of  $25.9 million and $29.5 million, respectively. The Company recorded impairment charges of  $1.5 million and $1.1 million for the years ended September 30, 2017 and 2016, respectively and charge-offs of  $2.7 million and $5.1 million for the years ended September 30, 2017 and 2016, respectively. Impaired loans with a carrying value based on the fair value of the underlying collateral total $7.7 million as of September 30, 2017 and $10.5 million as of September 30, 2016.
The following table presents the Company’s assets measured at fair value on a non-recurring basis by level within the fair value hierarchy as reported on the consolidated balance sheets as of September 30, 2017 and 2016.
	September 30, 2017
	Carrying Value	Carrying Value
		(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Real estate owned	$393	$—	$—	$393
Loans measured for impairment based on the fair value of the underlying collateral	14,156	—	—	14,156
	$14,549	$—	$—	$14,549

	September 30, 2016
	Carrying Value	Carrying Value
		(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Real estate owned	$1,260	$—	$—	$1,260
Loans measured for impairment based on the fair value of the underlying collateral	15,148	—	—	15,148
	$16,408	$—	$—	$16,408

The following table presents qualitative information for Level 3 assets measured at fair value on a non-recurring basis as of September 30, 2017 and 2016.
	September 30, 2017
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(In thousands)
Real estate owned	$393	Appraised value	Discount for costs to sell	6.0%
Loans measured for impairment based on the fair value of the underlying collateral	$14,156	Appraised value	Discount for costs to sell	6.0% – 8.0%

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

	September 30, 2016
	Fair Value	Valuation Methodology	Unobservable Inputs	Range of Inputs
	(In thousands)
Real estate owned	$1,260	Appraised value	Discount for costs to sell	6.0% – 8.0%
Loans measured for impairment based on the fair value of the underlying collateral	$15,148	Appraised value	Discount for costs to sell	6.0% – 8.0%
Other Fair Value Disclosures
A description of the valuation methodologies used for assets and liabilities not recorded at fair value on a recurring or non-recurring basis are set forth below.
Cash and Cash Equivalents
Due to the nature of cash and cash equivalents and the near term maturity, the Company estimated that the carrying amount of such instruments approximated fair value.
Securities Held-to-Maturity
Securities classified as held-to-maturity are reported at amortized cost. The fair value of these securities is derived from prices obtained from third party data service providers with which the Company has historically transacted both purchases and sales of securities. Prices obtained from these sources include market quotations and matrix pricing. Matrix pricing, a Level 2 input, is a mathematical technique used principally to value certain securities to benchmark or comparable securities. As the Company is responsible for the determination of fair value, it performs quarterly analyses on the prices received from the pricing service to determine whether the prices are reasonable estimates of fair value. Specifically, the Company compares the prices received from the pricing service to a secondary pricing source. Additionally, the Company compares changes in the reported market values and returns to relevant market indices to test the reasonableness of the reported prices. The Company’s internal price verification procedures and review of fair value methodology documentation provided by independent pricing services has not historically resulted in adjustment in the prices obtained from the pricing service.
Federal Home Loan Bank Stock
The fair value for FHLB stock is its carrying value, which approximated the amount for which the stock could be redeemed. There is no active market for this stock and the Company is required to maintain a minimum balance based upon the unpaid principal of home mortgage loans and FHLB advances outstanding.
Loans Receivable
The estimated fair value of the loan portfolio was based on the discounted value of the contractual cash flows expected to be received using interest rates that approximated those offered for loans with similar maturities and collateral requirements to borrowers of comparable credit worthiness. Since this method of estimating fair value is based on a comparison to current market rates for similar loans, it does not fully incorporate an exit-value approach to estimating fair value.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

Deposits
The fair value of deposits is equal to the amount payable on demand at the reporting dates, except for the fair value of fixed maturity certificates of deposit, which was estimated by discounting the value of the future cash flows expected to be paid on deposits.
Borrowings
The fair value of borrowings was estimated by discounting future cash flows using rates available for debt with similar terms and maturities.
Commitments to Extend Credit and Letters of Credit
The fair value for commitments to extend credit and letters of credit approximates fees currently charged to enter into similar agreements.
The fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
In addition, the fair value estimates are based on existing on-and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets, core deposit intangibles, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.
The carrying value and fair value of the Company’s significant financial instruments as of September 30, 2017 and 2016 are presented in the following tables.
	September 30, 2017
	Carrying Value	Fair Value
		Total	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Financial assets:
Cash and cash equivalents	$100,975	$100,975	$100,975	$—	$—
Securities available for sale	557,176	557,176	28,128	529,048	—
Securities held to maturity	132,939	131,822	—	131,822	—
Federal Home Loan Bank Stock	35,844	35,844	—	35,844	—
Loans receivable, net	4,307,623	4,301,138	—	—	4,301,138
Derivative assets	277	277	—	277	—
Financial liabilities:
Deposits	$4,123,428	$3,880,363	$—	$3,880,363	$—
Borrowings	733,043	732,731	—	732,731	—
Derivative liability	182	182	—	182	—

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(12) Fair Value Measurement — (continued)

	September 30, 2016
	Carrying Value	Estimated Fair Value
		Total	(Level 1)	(Level 2)	(Level 3)
	(In thousands)
Financial assets:
Cash and cash equivalents	$45,694	$45,694	$45,694	$—	$—
Securities available for sale	771,779	771,779	2,994	766,185	2,600
Federal Home Loan Bank Stock	34,002	34,002	—	34,002	—
Loans receivable, net	3,932,242	4,028,369	—	—	4,028,369
Financial liabilities:
Deposits	$3,822,815	$3,705,802	$—	$3,705,802	$—
Borrowings	681,990	691,364	—	691,364	—
Limitations
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because a limited market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other significant unobservable inputs. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include deferred.
(13) Employee Benefit Plans
The Columbia Bank Retirement Plan (the pension plan) is a defined benefit pension plan which covers all employees who satisfy the eligibility requirements. The benefits are based on years of service and the employee’s compensation during the last five years of employment. Costs of the pension plan, based on actuarial computations of current and future benefits for employees, are charged to expense and are funded in part based on the maximum amount that can be deducted for federal income tax purposes.
The Company has a Retirement Income Maintenance Plan (the RIM plan). The RIM plan is a nonqualified, defined benefit plan which provides benefits to all employees of the Company if their benefits under the pension plan are limited by Internal Revenue Code Sections 415 and 401(a)(17).
In addition to pension benefits, certain health care and life insurance benefits are made available to retired employees (postretirement plan).

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(13) Employee Benefit Plans — (continued)

The following table sets forth the change in benefit obligation, change in plan assets and a reconciliation of the funded status and the assumptions used in determining the net periodic cost included in the accompanying consolidated financial statements for the Company’s single-employer and RIM pensions and postretirement plans.
	Pension		RIM		Postretirement
	2017	2016	2017	2016	2017	2016
	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year or plan inception	$217,395	$180,099	$10,908	$8,446	$22,823	$18,974
Service cost	7,621	6,188	237	140	471	447
Interest cost	8,444	8,096	429	385	742	854
Actuarial (gain)/loss	(8,320)	27,654	24	2,322	(3,438)	3,110
Benefits paid	(9,361)	(4,642)	(338)	(385)	(535)	(562)
Benefit obligation at end of year	215,779	217,395	11,260	10,908	20,063	22,823
Change in plan assets:
Fair value of plan assets at beginning of year	253,648	235,583	—	—	—	—
Actual return on plan assets	24,820	22,707	—	—	—	—
Employer contributions	—	—	338	385	535	562
Benefits paid	(9,361)	(4,642)	(338)	(385)	(535)	(562)
Fair value of plan assets at end of year	269,107	253,648	—	—	—	—
Funded status at end of year	$53,328	$36,253	$(11,260)	$(10,908)	$(20,063)	$(22,823)

At September 30, 2017 and 2016, the over-funded pension benefits of  $53.3 million and $36.3 million, respectively, were included in other assets in the consolidated balance sheets. At September 30, 2017 and 2016, the unfunded RIM and postretirement benefits of  $11.3 million and $20.1 million, and $10.9 million and $22.8 million, respectively, were included in other liabilities in the consolidated balance sheets. The components of accumulated other comprehensive income (loss) related to the pension, RIM, and postretirement plans, on a pre-tax basis, at September 30, 2017 and 2016 are summarized in the following table:
	Pension		RIM		Postretirement
	2017	2016	2017	2016	2017	2016
	(In thousands)
Unrecognized prior service costs	$—	$—	$—	$—	$(140)	$(276)
Unrecognized net actuarial income (loss)	55,438	74,768	4,725	5,154	4,611	8,374
Total accumulated other comprehensive income	$55,438	$74,768	$4,725	$5,154	$4,471	$8,098

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(13) Employee Benefit Plans — (continued)

The components of the periodic cost for the years ended September 30, 2017 and 2016 included the following components:
	Pension		RIM		Postretirement
	2017	2016	2017	2016	2017	2016
	(In thousands)
Service cost	$7,621	$6,188	$237	$140	$471	$447
Interest cost	8,444	8,096	429	385	742	854
Expected return on plan assets	(24,809)	(22,706)	—	—	—	—
Amortization:
Prior service cost	—	—	—	—	(136)	(136)
Net loss	10,998	8,490	453	283	325	339
Net periodic cost	$2,254	$68	$1,119	$808	$1,402	$1,504

The weighted average actuarial assumptions used in the plan determinations at September 30, 2017 and 2016 were as follows:
	Pension		RIM		Postretirement
	2017	2016	2017	2016	2017	2016
Weighted average assumptions used to determine benefit obligation:
Discount rate	4.000%	3.875%	3.875%	3.625%	3.875%	3.625%
Rate of compensation increase	3.500	3.500	3.500	3.500	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost:
Discount rate	3.875	4.500	3.625	4.375	3.625	4.375
Expected rate of return on plan assets	7.500	7.500	N/A	N/A	N/A	N/A
Rate of compensation increase	3.500	3.500	3.500	3.500	N/A	N/A
The Company’s expected return on pension plan assets assumption is based on historical investment return experience and evaluation of input from the trustee managing the pension plan’s assets. The expected return on pension plan assets is also impacted by the target allocation of assets, which is based on the Company’s goal of earning the highest rate of return while maintaining risk at acceptable levels.
For measurement purposes, health care costs (post-Medicare) were projected to increase at a rate of 6.4%, thereafter decreasing to 5.0% over seven years until a stable 5.0% medical inflation rate is reached.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(13) Employee Benefit Plans — (continued)

Assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. A 1% change in the assumed health care cost trend rate would have the following effects on other benefits at September 30, 2017 and 2016:
	September 30, 2017		September 30, 2016
	1% increase	1% decrease	1% increase	1% decrease
	(In thousands)
Effect on total service cost and interest cost	21	(18)	26	(22)
Effect on postretirement benefit obligations	137	(122)	572	(492)
The benefits expected to be paid in each of the next five years and the aggregate for the five years thereafter are as follows:
	Pension	RIM	Postretirement
	(In thousands)
2018	$5,128	$319	$868
2019	5,584	320	905
2020	6,033	326	952
2021	6,502	356	993
2022	7,011	391	1,042
Years 2023 – 2028	44,359	2,792	6,058
The Company anticipates making a discretionary cash contribution of approximately $13 million to the pension plan in fiscal year 2018.
The weighted average asset allocation of the pension plan’s assets at September 30 was as follows:
	2017	2016
Equity	48.4%	46.3%
Fixed income	41.8%	44.0%
Real estate	9.8%	9.7%
The investment guidelines adopted by the Retirement Committee for the pension plan provide the following asset allocation requirements and limitations:
Equities (including all convertible securities) and equity-oriented pooled funds may comprise up to 60% of the Fund’s market value, with a minimum requirement of 40%. This equity portion will be further subdivided according to the following targets: 30% in large capitalization stocks, 5% in small capitalization socks, and 15% in international stocks.
Fixed income securities and pooled fixed-income funds should not exceed 60% of the Fund’s market value, and may represent as little as 40%.
Real estate investments should not exceed 10% of the Fund’s market value. There is no minimum real estate requirement.
Cash equivalents (including all senior debt securities with less than one year to maturity) and cash management pooled funds may comprise up to 15% of the Fund’s market value. There is no minimum cash requirement.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(13) Employee Benefit Plans — (continued)

The maximum and minimum range for each asset class is based on the market value of the assets in the fund. If changes in market value should lead to allocations outside these boundaries, management shall adjust the exposure back to the established guidelines within 90 days or reevaluate the guidelines.
In general, the plan assets of the qualified plan are investment securities that are well-diversified in terms of industry, capitalization and asset class. The plan assets are mostly a conservative mix of equity and fixed income mutual funds. The qualified plan’s exposure to a concentration of credit risk is limited by the Company’s Pension Committee’s diversification of the investments into various investment options with multiple asset managers. The Pension Committee engaged an investment management advisory firm that regularly monitors the performance of the asset managers and ensures they are within compliance of the policies adopted by the Trustees. If the risk profile and overall return of assets managed are not in line with the risk objectives or expected return benchmarks for the qualified plan, the advisory firm may recommend the termination of an asset manager to the Pension Committee.
The following table presents the qualified plan assets that are measured at fair value on a recurring basis by level within the fair value hierarchy under ASC Topic 820. Financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
	September 30, 2017
		Fair value measurements
	Fair value	Quoted prices in active markets for Identical Assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(In thousands)
Money market mutual funds	$1,588	$1,588	$—	$—
Mutual funds – value stock fund	26,267	26,267	—	—
Mutual funds – fixed income	110,812	110,812	—	—
Mutual funds – international stock	26,200	26,200	—	—
Mutual funds – institutional stock Index	77,785	77,785	—	—
Commingled real estate fund	26,455	—	26,455	—
	$269,107	$242,652	$26,455	$—

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(13) Employee Benefit Plans — (continued)

	September 30, 2016
		Fair value measurements
	Fair value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	(In thousands)
Money market mutual funds	$1,146	$1,146	$—	$—
Mutual funds – value stock fund	22,926	22,926	—	—
Mutual funds – fixed income	110,332	110,332	—	—
Mutual funds – international stock	16,672	16,672	—	—
Mutual funds – institutional stock Index	77,868	77,868	—	—
Commingled real estate fund	24,704	—	24,704	—
Money market deposit accounts	—	—	—	—
	$253,648	$228,944	$24,704	$—

Money market mutual funds and mutual funds are reported at fair value in the table above utilizing exchange quoted prices in active markets for identical instruments (Level 1 inputs). The money market deposit account is valued at cost and the commingled trust funds are reported at their respective net asset value (Level 2).
The Company also has a 401(k) savings plan in effect. Employees with one year of service, as defined, and have received pay, as defined, for 1,000 hours of employment are eligible to participate in the plan. Deductions from the wages of employees participating in the plan may range from 3% to 13%. The Company’s contribution to the plan is equal to the first 3% of the employees’ deductions and voluntary contributions approved by the Company’s Board of Directors. The expense for the years ended September 30, 2017 and 2016 was $1.3 million and $1.2 million, respectively, and was included in compensation and employee benefits in the consolidated statements of income.
The Company has bank-owned life insurance (BOLI) which is a tax-advantaged transaction that is used to partially fund obligations associated with employee compensation and benefit programs. Policies are purchased insuring officers of the Company using a single premium method of payment. BOLI is accounted for using the cash surrender value method. The change in cash surrender value other than purchases or premium redemptions is included in noninterest income. At September 30, 2017 and 2016, the Company had $149.4 million and $141.6 million, respectively, in BOLI. BOLI income was $4.9 million and $4.4 million for the years ended September 30, 2017 and 2016, respectively.
(14) Commitments and Contingencies
The Company is a party to transactions with off balance sheet risk in the normal course of business in order to meet the financing needs of its customers. These transactions consist of commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the accompanying consolidated balance sheets.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(14) Commitments and Contingencies — (continued)

At September 30, 2017 and 2016, the following commitments existed which are not reflected in the accompanying consolidated financial statements:
	September 30
	2017	2016
	(In thousands)
Loan commitments:
Fixed rate commitments	$66,009	$123,557
Variable rate commitments	38,641	81,067
Total loan commitments	$104,650	$204,624

The Company uses the same credit policies and collateral requirements in making commitments and conditional obligations as it does for on-balance-sheet loans. Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies but primarily includes residential and commercial properties.
Certain bank facilities are occupied under non-cancelable long-term operating leases which expire at various dates through August 2030. Certain lease agreements provide for renewal options and increases in rental payments based upon increases in the consumer price index or the lessor’s cost of operating the facility. Minimum aggregate lease payments for the remainder of the lease terms are as follows:
September 30, 2017
(In thousands)
2018	$3,496
2019	3,033
2020	2,213
2021	1,926
2022	1,803
Thereafter	8,426
Total lease commitments	$20,897

Net occupancy expense for each of the years ended September 30, 2017 and 2016 includes $3.5 million and $3.2 million of rental expenses for bank facilities.
In the normal course of business, there are outstanding various legal proceedings, claims, and contingent liabilities which are not included in the accompanying consolidated financial statements. In the opinion of management, the financial position of the Company will not be materially affected by the outcome of such legal proceedings and claims.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(15) Other Comprehensive Income (Loss)
The following table presents the components of other comprehensive income (loss) both gross and net of tax, for the years ended September 30, 2017 and 2016.
	September 30, 2017			September 30, 2016
	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax
	(In thousands)
Components of Other Comprehensive Income (Loss):
Unrealized (loss) gain on securities:
Net (loss) gain arising during the period	$(17,770)	$6,342	$(11,428)	$7,271	$(2,597)	$4,674
Reclassification adjustment for loss (gain) included in net income	2,626	(937)	1,689	(552)	197	(355)
	(15,144)	5,405	(9,739)	6,719	(2,400)	4,319
Employee benefit plans:
Amortization of prior service cost included in net income	(114)	41	(73)	(114)	41	(73)
Amortization of transition obligation included in net income	—	—	—	—	—	—
Reclassification adjustment of actuarial net loss (gain) included in net income	11,806	(4,213)	7,593	9,123	(3,259)	5,864
Change in funded status of retirement obligations	11,503	(4,106)	7,397	(33,287)	11,890	(21,397)
	23,195	(8,278)	14,917	(24,278)	8,672	(15,606)
Total other comprehensive income (loss)	$8,051	$(2,873)	$5,178	$(17,559)	$6,272	$(11,287)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of tax, for the years ended September 30, 2017 and 2016.
	September 30, 2017			September 30, 2016
	Unrealized Gains on Securities Available for Sale	Employee Benefit Plans	Accumulated Other Comprehensive Income (loss)	Unrealized Gains on Securities Available for Sale	Employee Benefit Plans	Accumulated Other Comprehensive Income (loss)
	(In thousands)
Balance at beginning of year	$5,664	$(57,022)	$(51,358)	$1,345	$(41,416)	$(40,071)
Current period changes in other comprehensive income (loss)	(9,739)	14,917	5,178	4,319	(15,606)	(11,287)
Total other comprehensive income (loss)	$(4,075)	$(42,105)	$(46,180)	$5,664	$(57,022)	$(51,358)

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(15) Other Comprehensive Income (Loss) — (continued)

The following table summarizes the reclassifications out of accumulated other comprehensive income (loss) for the years ended September 30, 2017 and 2016.
	September 30
	2017	2016
	(In thousands)
Reclassification adjustment for gains included in net income
Net gain (loss) on securities transactions	$2,626	$(552)
Employee benefit plans(1)
Amortization of prior service cost	(114)	(114)
Amortization of transition obligation	—	—
Reclassification adjustment of actuarial net loss	11,806	9,123
Compensation and employee benefits	11,692	9,009
	14,318	8,457
Income tax expense	(5,109)	(3,021)
Net of tax	$9,209	$5,436

(1)
These accumulated other comprehensive loss components are included in the computations of net periodic cost for our employee benefit plans.

(16) Regulatory Matters
The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital, as defined, to adjusted assets, as defined. At September 30, 2017 and 2016, the Company meets all capital adequacy requirements to which it is subject.
The most recent Comptroller of the Currency notification categorized the Company as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios (set forth in the table below). There are no conditions or events since that notification that management believes have changed the Company’s category.

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(16) Regulatory Matters — (continued)

The following is a summary of the Company’s and Bank’s capital amounts and ratios as of September 30, 2017 and 2016:
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
Company:	Amount	Ratio	Amount	Ratio	Amount	Ratio
At September 30, 2017:
Total capital (to risk-weight assets)	$616,052	15.11%	$326,254	8.0%	$407,817	10.0%
Tier 1 capital (to risk-weighted assets)	564,854	13.85	244,690	6.0	326,254	8.0
Common equity tier 1 capital (to risk-weighted assets)	513,854	12.60	183,518	4.5	265,081	6.5
Tier 1 capital (to adjusted total assets)	564,854	10.59	213,298	4.0	266,623	5.0
At September 30, 2016:
Total capital (to risk-weight assets)	$579,209	15.93%	$290,814	8.0%	$363,518	10.0%
Tier 1 capital (to risk-weighted assets)	553,544	14.68	218,111	6.0	290,814	8.0
Common equity tier 1 capital (to risk-weighted assets)	483,091	13.29	163,583	4.5	236,287	6.5
Tier 1 capital (to adjusted total assets)	553,544	10.70	199,471	4.0	249,338	5.0
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions
Bank:	Amount	Ratio	Amount	Ratio	Amount	Ratio
At September 30, 2017:
Total capital (to risk-weight assets)	$608,971	14.95%	$325,980	8.0%	$407,475	10.0%
Tier 1 capital (to risk-weighted assets)	557,815	13.69	244,485	6.0	325,980	8.0
Common equity tier 1 capital (to risk-weighted assets)	557,815	13.69	183,364	4.5	264,859	6.5
Tier 1 capital (to adjusted total assets)	557,815	10.47	213,160	4.0	266,450	5.0
At September 30, 2016:
Total capital (to risk-weight assets)	$571,996	15.67%	$292,021	8.0%	$365,026	10.0%
Tier 1 capital (to risk-weighted assets)	526,151	14.42	218,926	6.0	291,901	8.0
Common equity tier 1 capital (to risk-weighted assets)	526,151	14.42	164,194	4.5	237,169	6.5
Tier 1 capital (to adjusted total assets)	526,151	10.56	199,300	4.0	249,125	5.0

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(17) Condensed Financial Statements — Parent Company
The condensed balance sheets, statements of income, statements of comprehensive income (loss), and statements of cash flows of Columbia Financial, Inc. (parent company only) are presented below:
Condensed Balance Sheets
	September 30
	2017	2016
	(In thousands)
Assets
Cash and due from Bank	$1,537	$1,229
Short-term investments	61	72
Total cash and cash equivalents	1,598	1,301
Securities available for sale, at fair value	2,879	2,700
Accrued interest receivable	18	18
Investment in subsidiaries	519,876	482,583
Other assets	2,842	4,246
Total assets	$527,213	$490,848
Liabilities and Stockholder’s Equity
Liabilities:
Borrowings	$50,643	$50,590
Accrued expenses and other liabilities	656	594
Total liabilities	51,299	51,184
Stockholder’s equity	475,914	439,664
Total liabilities and stockholder’s equity	$527,213	$490,848

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(17) Condensed Financial Statements — Parent Company — (continued)

Condensed Statements of Income
	Year ended September 30
	2017	2016
	(In thousands)
Income:
Securities available for sale	$162	$157
Interest earning deposits	1	—
Total interest income	163	157
Equity earnings in subsidiaries	34,230	35,743
	34,393	35,900
Expenses:
Interest expense on borrowings	4,177	4,177
Other expenses	460	355
	4,637	4,532
Income before income tax benefit	29,756	31,368
Income tax benefit	1,316	1,585
Net income	$31,072	$32,953

Condensed Statements of Comprehensive Income (Loss)
	September 30
	2017	2016
	(In thousands)
Net income	$31,072	$32,953
Other comprehensive income (loss):
Unrealized holding gains arising during the period	179	13
Equity interest in subsidiary:
Unrealized holding gains arising during the period	(9,918)	4,306
Amortization of prior service cost	(73)	(73)
Reclassification adjustment of actuarial net loss	7,593	5,864
Change in funded status of retirement obligations	7,397	(21,397)
Total equity interest in subsidiary	4,999	(11,300)
Total other comprehensive income (loss)	5,178	(11,287)
Total comprehensive income for the year, net of tax	$36,250	$21,666

COLUMBIA FINANCIAL, INC. AND SUBSIDIARIES
(A Wholly-owned Subsidiary of
Columbia Bank MHC)

Notes to Consolidated Financial Statements
September 30, 2017 and 2016

(17) Condensed Financial Statements — Parent Company — (continued)

Condensed Statements of Cash Flows
	September 30
	2017	2016
	(In thousands)
Cash flows from operating activities:
Net income	$31,072	$32,953
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of debt issuance costs	53	53
Deferred tax expense	1	(2)
Decrease (increase) decrease in other assets	1,404	(1,600)
Increase in accrued expenses and other liabilities	62	10
Undistributed earnings of subsidiary	(32,295)	(32,744)
Net cash provided by (used in) operating activities	297	(1,330)
Net increase (decrease) in cash and cash equivalents	297	(1,330)
Cash and cash equivalents at beginning of year	1,301	2,631
Cash and cash equivalents at end of year	$1,598	$1,301

(18) Subsequent Events
The Company has evaluated events subsequent to September 30, 2017 and through the financial statement issuance date of December 5, 2017. The Company has not identified any subsequent events.

You should rely only on the information contained in this prospectus. Neither Columbia Bank nor Columbia Financial has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.
(Holding Company for Columbia Bank)
Up to
43,332,474 Shares
(Subject to Increase to up to 49,832,345 Shares )
COMMON STOCK

Prospectus

February 8, 2018
Until March 17, 2018, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.